Form 20-F
period 2025-06-30
Intercont (Cayman) Ltd
filed 2025-10-30
CIK 2018529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from             to

Commission file number: 001-42571

Intercont (Cayman) Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 1102, Lee Garden One,
33 Hysan Avenue,
Causeway Bay, Hong Kong
(Address of principal executive offices)

Muchun Zhu

Chief Executive Officer

Tel: +(852) - 37521802

E-mail: investorrelations@intercontcayman.com

Room 1102, Lee Garden One,
33 Hysan Avenue,
Causeway Bay, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.0001 par value	NCT	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of the close of the period covered by the annual report: 26,675,001 ordinary shares, par value US$0.0001 per share as of June 30, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

●	The “Company,” “Intercont,” “Registrant” or similar terms refer to Intercont (Cayman) Limited, a company incorporated under the laws of the Cayman Islands;

●	“We,” “us,” “our,” the “Group”, refer to Intercont and its consolidated subsidiaries, unless the context otherwise indicates;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Ordinary Shares” or “ordinary shares” refers to Intercont’s ordinary shares, par value $0.0001 per share;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HKD,” “HK$” or “H.K. Dollars” refers to the official legal currency of Hong Kong;

●	“PRC” or “China” refers to the People’s Republic of China, including Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, for purposes of this annual report only; and in the future filings of the Company’s registration statements under the Securities Act of 1933, as amended, or its periodic reports under the Securities Exchange Act of 1934, as amended, the definition of China or PRC will include Hong Kong, Macau or Taiwan. And only in the context of describing PRC laws, the PRC laws do not include any law, regulation, statute, rule, order, decree, notice, and supreme court’s judicial interpretation or other legislation of the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Shipping Subsidiaries” or “Hong Kong Subsidiaries” refers to Top Wisdom Shipping Management Co., Limited, a Hong Kong company formed on February 1, 2013 (“Top Wisdom”), Top Creation International (HK) Limited, a Hong Kong company formed on July 29, 2011 (“Top Creation”), Top Moral Shipping Limited, a Hong Kong company formed on December 12, 2013 (“Top Moral”), Top Legend Shipping Co., Limited, a Hong Kong company formed on March 6, 2013 (“Top Legend”), and Max Bright Marine Service Co., Limited, a Hong Kong company formed on April 2, 2014 (“Max Bright”);

●	“Singapore Subsidiary” refers to Singapore Openwindow Technology Pte. Ltd., a Singapore private company limited by shares formed on July 28, 2023.

●	“US$,” “USD,” “$,” or “U.S. dollars” refers to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited combined and consolidated financial statements for the years ended June 30, 2025, 2024 and 2023.

Our reporting currency is U.S. dollars. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly denominated in U.S. dollar and a majority of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the combined statements of income.

Intercont’s Ordinary Shares are listed on the Nasdaq Stock Market (Nasdaq Capital Market), or Nasdaq, under the symbol “NCT”.

ii

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the global maritime shipping industry and the pulping industry;

●	our expectations regarding demand for and market acceptance of our platform and services;

●	our expectations regarding our bases of merchants and customers;

●	our plans to invest in our products and services;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of Intercont’s Ordinary Shares. In addition, rapidly changing nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

iii

PART I

ITEM 1-IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2-OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3-KEY INFORMATION

Holding Company Structure

Intercont is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Intercont conducts all of its operations through its subsidiaries in Hong Kong and Singapore. Because of our corporate structure as a Cayman Islands holding company with operations conducted through our subsidiaries in Asia, it involves unique risks to investors. Investors in our Intercont’s Ordinary Shares should be aware that they will not and may never directly hold equity interests in the operating subsidiaries, but rather purchasing equity solely in Intercont, the Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against Intercont’s directors and officers who are located outside of the United States.

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

In spite of the recent developments in the PRC authorities’ regulatory acts, including the China Securities Regulatory Commission  (the “CSRC”)’s promulgation of the Trial Measures on February 17, 2023, the CSRC, Ministry of Finance, and National Administration of State Secrets Protection, and National Archives Administration of China’s joint issuance of the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Enterprises on February 24, 2023, and the Cyberspace Administration of China (the “CAC”)’s promulgation of the Measures on Security Assessment of Outbound Data Transfer on July 7, 2022, we do not believe we are subject to such regulations. We have no business operations in nor material connections with the mainland of China. On August 20, 2025, Intercont entered into the White Lion Purchase Agreement with White Lion Capital. On September 4, 2025, Intercont entered into the Streeterville Purchase Agreement with Streeterville Capital, LLC. Entering into the purchase agreement with White Lion and Streeterville and registering the Ordinary Shares held by the White Lion and Streeterville will likely not be regarded as an indirect overseas offering by PRC domestic companies under the Trial Measures and no filing procedures required thereunder will be applicable. We are not required to obtain regulatory filings or approvals issued by competent industry authorities of the mainland of China. In addition, we do not believe registering the Intercont’s Ordinary Shares requires any approval from or filing with any other authorities of the mainland of China.

But due to the risk of change to current political arrangements between mainland China and Hong Kong, there are risks and uncertainties which we cannot foresee, and rules and regulations in the PRC can change quickly with little or no advance notice. There are risks that the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. The PRC government has significant authority to intervene or influence the mainland of China or Hong Kong operations of an offshore holding company, such as ours, at any time. If it is determined in the future that the approval or permissions of the CSRC, the CAC or any other regulatory authority is required for the business operations and we do not receive or maintain the approvals or permissions, or we inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals or permissions in the future, these risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer Intercont’s Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which could cause Intercont’s Ordinary Shares to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our current audit firm, UHY LLP, or UHY, an independent registered public accounting firm headquartered in New York, United States that issues the audit report included elsewhere in this annual report, is a public accounting firm registered with the PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. UHY has been inspected by the PCAOB every three years and was not subject to the determination announced by the PCAOB on December 16, 2021. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong.

On December 15, 2022, the PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors outside of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our combined and consolidated financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following our filing of an annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. If Intercont’s Ordinary Shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase Intercont’s Ordinary Shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of Intercont’s Ordinary Shares. For details, see “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Intercont’s Ordinary Shares— Intercont’s Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.”

A. [Reserved]

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks we face. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.” in this annual report.

Risks related to our business and industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

●	The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph emphasizing that the Company’s ability to continue as a going concern is dependent, in part, on receiving financial support from the Company’s primary shareholders.

●	Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

●	A recent action by the U.S. to impose new port fees on Chinese-owned and operated vessels and Chinese-built vessels could have a material adverse effect on our operations and financial results.

●	The business of our Shipping Subsidiaries could be negatively impacted by the cyclical nature of the shipping industry.

●	We face certain risks related to our transaction arrangements with our affiliates.

●	The profitability and growth of our Shipping Subsidiaries are contingent on the demand for shipping vessels and global economic conditions, with consumer confidence and spending playing a crucial role in influencing shipping volume and charter rates. The volatility or potential increase in charter hire rates for shipping vessels could negatively impact our Shipping Subsidiaries’ profitability.

●	Intercont’s Shipping Subsidiaries operate in a highly competitive global maritime shipping industry and if they do not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected.

●	Global events, such as terrorist attacks and regional conflicts, have the potential to significantly impact Intercont’s business, financial status, operational results, and cash flows.

●	The paper product industry is cyclical in nature. Fluctuations in the prices of, and the demand for, our seaborne pulping products could result in lower sales volumes and smaller profit margins.

●	Our seaborne pulping business is still in early stages, and may not operate profitably, if at all.

●	Our seaborne pulping business may not comply with all the import/export laws and regulations.

●	Our seaborne pulping business model is still in experimental stages and the current plan may not fully materialize when applied into operations.

●	We significantly rely on third-party intellectual property to carry out our seaborne pulping business, if we fail to continue the license, our seaborne pulping business will suffer material loss or fail to proceed.

Risks related to our corporate structure

Intercont (Cayman) Limited is a Cayman Islands holding company with no substantive operations. Intercont currently carries out its business primarily through its Shipping Subsidiaries. Intercont and holders of Intercont’s securities (including the Ordinary Shares) are therefore subject to various legal and operational risks and uncertainties related to Intercont’s corporate structure, which would result in a material adverse change in our operations, cause the value of any securities Intercont offers to significantly decline or become worthless. Such risks and uncertainties include, but are not limited to, the following:

●	Cayman Islands economic substance requirements may have an effect on our business and operations.

●	As Intercont is incorporated under Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

●	Intercont will rely on dividends and other distributions on equity paid by its subsidiaries to fund its cash and financing requirements, and any limitation on the ability of its subsidiaries to make payments to it could have a material adverse effect on its ability to conduct its business. Moreover, to the extent that cash is in Intercont’s subsidiaries in Hong Kong, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or the PRC government on the ability to transfer cash out of Hong Kong or a Hong Kong entity.

Risks related to doing business in Hong Kong

We face various legal and operational risks and uncertainties related to being based in and having significant operations in Hong Kong and are therefore subject to risks associated with doing business in Hong Kong generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	We currently operate principally in Hong Kong, and adverse economic or other events affecting the region or any significant worsening to the present global economic condition could significantly impact our business.

●	Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

●	The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong Subsidiaries, which may affect a substantial part of our business.

●	The Chinese government may exercise significant oversight and discretion over the conduct of our Hong Kong Subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of Intercont’s Ordinary Shares.

Risks related to Intercont’s Ordinary Shares

In addition to the risks described above, we are subject to the following risks relating to Intercont’s Ordinary Shares, including, but not limited to, the following:

●	Intercont’s Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	Although we do not believe we are subject to the review by the CAC or other PRC cybersecurity authorities because we have no operations in the mainland of China nor do we possess or process personal information from more than one million users, in light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and the listing of Intercont’s Ordinary Shares.

●	Intercont’s Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Ordinary Shares.

Risks Related to Our Business and Industry

The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph emphasizing that the Company’s ability to continue as a going concern is dependent, in part, on receiving financial support from the Company’s primary shareholders.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. The going concern status of the Company depends on its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional income or debt as may be required and/or recurring financial support from shareholders or other related parties. The Group’s primary shareholders have agreed to provide financial support commitment to the Company until October 31, 2026. As of September 30, 2025, the Company had cash and cash equivalents of $8,285,084. As a result, management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determine that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility. Taking into account the ability for the Group to raise finances, the management has alleviated the substantial doubt about the Group’s ability to continue as a going concern. While the management believes in the Group’s ability to raise additional funds by issuing debt or equity securities or obtaining a credit facility and the viability of its strategy, there can be no assurances that they will be successful.

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

As a participant in the international maritime business, we face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our supply chain, operations, and consumer demand.

Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 125% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 9, 2025, China has responded by hiking its levies on U.S. imports to 84% from 34%. Additionally, the United States Trade Representative (“USTR”) effected Section 301 Action on China, charging fees on Chinese-built ships and vessel owners and operators of China, which fees would increase over the following years. On October 24, 2025, the USTR also initiated Section 301 investigation of China’s implementation of the Economic and Trade Agreement Between the Government of the United States of America and the Government of the People’s Republic of China (“Phase One Agreement”). USTR will examine whether China has fully implemented its commitments under the Phase One Agreement, the burden or restriction on U.S. commerce resulting from any non-implementation by China of its commitments, and what action, if any, should be taken in response. These measures could significantly decrease the volume of cross border commerce, increase the costs of maritime senders, and thereby cause a material adverse impact on our business, financial condition, and results of operations. Although the U.S. and China agreed to suspend the additional tariffs imposed in April 2025 starting from May 14, 2025, it remains possible that such tariffs resume or additional tariffs will be imposed in the future. On October 30, 2025, China’s Ministry of Commerce unveiled the outcomes achieved by Chinese and US delegations during their recent economic and trade talks in Kuala Lumpur from October 25, 2025 to October 26, 2025. Among other consensus, the US side will suspend the implementation of measures under its Section 301 investigation targeting China's maritime, logistics and shipbuilding industries for one year. In response, China will correspondingly suspend the implementation of its countermeasures against the US side for one year once the US suspension takes effect, according to the spokesperson of China’s Ministry of Commerce. This suspension of implementation of measures under Section 301 investigation is pending the confirmation by the USTR.

Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Any such geopolitical developments could materially and adversely affect our overall financial performance and prices of Intercont’s Ordinary Shares.

Furthermore, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect the need for international maritime shipping. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

A recent action by the U.S. to impose new port fees on Chinese-owned and operated vessels and Chinese-built vessels could have a material adverse effect on our operations and financial results.

USTR has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally would include a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for both dry bulk and liquid vessels with capacity less than 80,000 dwt, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

The actual implementation of this action remains uncertain. A USTR hearing took place in May 2025 and the public comment period closed in July 2025. Additionally, specifics, such as applicability to sale leaseback arrangements with Chinese leasing financiers, have not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. On October 30, 2025, China’s Ministry of Commerce unveiled the outcomes achieved by Chinese and US delegations during their recent economic and trade talks in Kuala Lumpur from October 25, 2025 to October 26, 2025. Among other consensus, the US side will suspend the implementation of measures under its Section 301 investigation targeting China's maritime, logistics and shipbuilding industries for one year. In response, China will correspondingly suspend the implementation of its countermeasures against the US side for one year once the US suspension takes effect, according to the spokesperson of China’s Ministry of Commerce. This suspension of implementation of measures under Section 301 investigation is pending the confirmation by the USTR.

Although all ships in our fleet were constructed in China, the port fees imposed by USTR will not apply to our global maritime shipping business at the moment as our global maritime shipping business does not involve calling at U.S. ports. But in addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China imposed retaliatory port fees to restrict vessels of U.S. origin calling at Chinese ports on October 14, 2025, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide.

Although we have not launched the seaborne pulping business as of the date of this annual report. The Group plans to launch its seaborne pulping business in an orderly manner during the fiscal year 2026, subject to the external economic environment and market conditions. The factory ships to be used in the seaborne pulping business may have capacity over 90,000 dwt, which is above the 80,000-dwt threshold for the exception from the port fees for Chinese-built dry bulk vessels, and therefore the vessel will not be exempt from the port fee on Chinese-built vessels under the current version of the USTR action. Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. This, in turn, could significantly reduce our profitability of seaborne pulping business, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results of our seaborne pulping business.

The business of our Shipping Subsidiaries could be negatively impacted by the cyclical nature of the shipping industry.

Historically, the financial performance of the global maritime shipping business has exhibited cyclical patterns, marked by fluctuations in profitability and asset values due to changes in the supply and demand for international maritime shipping services. The quantity of shipping capacity depends on various factors, including the number and size of vessels in the global fleet, their deployment, the introduction of new vessels, and the decommissioning of older ones, etc. The demand for international maritime shipping services is influenced by global and regional economic conditions, currency exchange rates, the globalization of manufacturing, variations in global and regional international trade levels, regulatory developments, and alterations in seaborne and other transportation patterns. Predicting changes in the demand for international maritime shipping services is challenging. Declines in demand and/or increases in international maritime shipping capacity could result in substantially lower freight rates, decreased volume, or a combination of both, thereby adversely affecting the business, financial status, and operational results of our Shipping Subsidiaries.

We face certain risks related to our transaction arrangements with affiliates.

Currently, two (2) of the four (4) vessels operated by our Shipping Subsidiaries are leased from a related party controlled by a family member of our shareholder. Additionally, our Shipping Subsidiaries have also entered into business arrangements with related parties in the ordinary course of business. Historically, we did not have in place a formal process that meets public company standard to review and approve transactions with related parties, and such related party transactions may impair investors in Intercont’s Ordinary Shares. But the Company has adopted a related party transaction policy to review and approve all further related party transactions. Furthermore, if any of the related parties having a business relationship with the Group reneges from the arrangements, the Group will have difficulty in finding replacement in a timely and cost-efficient manner, if at all. As a result, our business operations and financial performance may be negatively affected.

We depend on certain customers for our revenue.

For the year ended June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 74% of the Group’s total revenues. For the year ended June 30, 2024, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 48% and 19%, respectively, of the Group’s total revenue. For the year ended June 30, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer B and Customer C accounted for approximately 43%, 19% and 12%, respectively, of the Group’s total revenue. As of June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer D, Customer G (Meida Shipping Co., Limited, a related party) and Customer E (Tongda Shipping Co., Limited, a related party) accounted for approximately 47%, 22%, 12% and 11%, respectively, of the Group’s accounts receivable and accounts receivable- related parties. As of June 30, 2024, Customer D, Customer F (Keen Best Shipping Co Limited, a related party) and Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 66%, 22% and 12%, respectively, of the Group’s accounts receivable and accounts receivable- related parties. The loss of any of our significant customers, a customer’s failure to make payments or perform under any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our Shipping Subsidiaries charter vessels from a limited number of suppliers.

Our Shipping Subsidiaries currently charter two (2) vessels from a related party and charter one (1) vessel from an independent third party. If they terminate their business relationships with our Shipping Subsidiaries, our Shipping Subsidiaries will face the risk of not being able to secure adequate vessel replacement in a timely manner or the risk of being required to pay a higher charter rate for comparable vessel replacement, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The profitability and growth of our Shipping Subsidiaries are contingent on the demand for shipping vessels and global economic conditions, with consumer confidence and spending playing a crucial role in influencing shipping volume and charter rates. The volatility or potential increase in charter hire rates for shipping vessels could negatively impact our Shipping Subsidiaries’ profitability.

The movements of the Baltic Dry Index (BDI), an indicator reflecting the daily average charter rates for key routes and published by the Baltic Exchange Limited, are highly unpredictable. Widely considered as a primary benchmark for monitoring the vessel charter market and overall shipping market performance, the BDI experienced a substantial 97.5% decline from its peak of 11,793 in May 2008 to 290 on February 10, 2016, and has since maintained a volatile trajectory. As of September 30, 2025 the BDI reached 2,259. The significant variance of BDI index could result in uncertainties in the Company’s operation.

Several factors influence the demand for shipping capacity, including:

●	Supply and demand dynamics for products suitable for maritime shipping.

●	Changes in the global production of goods transported by ships.

●	Distance requirements for sea transport of cargo products.

●	Globalization of manufacturing.

●	Global and regional economic and political conditions, wars, armed conflicts, terrorist activities, embargoes, strikes, and tariffs.

●	International trade developments and disruptions.

●	Shifts in seaborne and other transportation patterns, encompassing alterations in transport distances and vessel speeds.

●	Environmental and regulatory changes.

●	Currency exchange rate fluctuations.

Demand for dry bulk vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could negatively impact charter rates and have a material adverse effect on our business, results of operations and financial condition.

Factors influencing the supply of shipping capacity encompass:

●	New building deliveries.

●	Scrapping rates of older shipping vessels.

●	Disruption of shipping routes due to accidents or political events.

●	Pricing of steel and other raw materials.

●	Changes in environmental and regulatory frameworks limiting the useful life of vessels.

●	The number of inactive shipping vessels.

●	Port and canal congestion.

A decline in the worldwide economic conditions, particularly in the Asia Pacific region, has the potential to significantly impact our Shipping Subsidiaries’ business, financial well-being, and operational results.

The global economic landscape is pivotal in determining the demand for various commodities across the globe, consequently influencing maritime transportation. Specifically, the Group foresees a substantial number of ports, where its cargo operations are situated, continuing to be actively involved in cargo handling within the Asia Pacific Region. The Asia Pacific Region is expected to function as one of the Group’s crucial locations for loading and unloading operations. Therefore, any negative shifts in economic conditions within the Asia Pacific Region could exert a noteworthy influence on the demand for global maritime shipping. Nonetheless, if the economic state of the Asia Pacific Region persists in being feeble or undergoes negative growth in the future, it could have an adverse effect on the demand for global maritime shipping.

An escalation of global trade protectionism could have a significant adverse impact on our Shipping Subsidiaries’ business, potentially affecting their financial condition, operational results, and cash flows.

Our Shipping Subsidiaries’ operations are susceptible to the risk that increased global trade protectionism may negatively influence their business. Governments might resort to trade barriers to shield or rejuvenate their domestic industries against foreign imports, thereby diminishing the demand for global maritime shipping. Imposing restrictions on imports, including tariffs, could wield a substantial impact on global trade and the demand for shipping services. The presence of trade protectionism in the markets served by our Shipping Subsidiaries may lead to increased costs of exported goods, extended delivery times, elevated risks associated with exporting, ultimately resulting in a decrease in the volume of exported goods and a diminished demand for shipping.

Our Shipping Subsidiaries’ operations and business revenue often stem from transporting goods from Asia to various overseas export markets. Any downturn or impediment in the production capacity of exporters based in Asia could significantly adversely affect Asia’s export growth rate and, consequently, affecting our Shipping Subsidiaries’ business.

Our Shipping Subsidiaries operate in a highly competitive global maritime shipping industry and if they do not compete successfully with new entrants or established companies with greater resources, their shipping business growth and results of operations may be adversely affected.

The worldwide international maritime shipping business is highly competitive. Barriers to entry are relatively low for existing shipping companies wishing to enter, or expand their presence in, a new market or new trade lane. Carriers compete based on price, frequency of service, transit time, port coverage, service reliability, vessel availability, inland operations, quality of customer service, value-added services and other customer requirements. There is strong competition in the international markets and trade lanes in which our Shipping Subsidiaries currently operate, and we expect that current competitive pressures within the international maritime shipping industry will continue.

Increases in marine fuel prices could increase our operating costs.

Marine fuel constitutes a substantial cost to our global maritime shipping and seaborne pulping businesses. The cost of marine fuel is subject to many economic and political factors which are beyond our control. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. In February 2022, crude oil prices increased to a new seven-year high, impacted by the Russia-Ukraine conflict and the sanctions and other measures imposed on Russia by the United Kingdom, European Union, the United States, and other countries. Since the outbreak of the Palestinian-Israeli conflict in 2023, the instability in the Middle East may further affect international oil prices. Although we do not have any trading activities with sanctioned parties or ports, sanctions and trade restrictions have increased uncertainty in global energy markets and fuel may become much more expensive in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Global events, such as terrorist attacks and regional conflicts, have the potential to significantly impact our business, financial status, operational results, and cash flows.

Past terrorist attacks and the ongoing threat of future incidents worldwide continue to instigate uncertainty in the global financial markets, potentially affecting our business, operating outcomes, and financial condition. Additionally, recent acts of terror perpetrated by Houthi rebels in the Red Sea region further heighten concerns about the impact on maritime transportation along key routes, such as the Red Sea route, affecting the Group’s shipping operations.

Ongoing conflicts and recent developments in regions such as Ukraine, Russia, North Korea, Myanmar, and the Middle East (including Iran, Iraq, Israel, Palestine, Syria, the Persian Gulf, Yemen), coupled with the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict globally. These events may contribute to heightened economic instability in the worldwide financial markets. Recent statements from government leaders about potential trade barriers to safeguard domestic industries against foreign imports add to the uncertainties.

War in a country where a significant supplier or customer of Intercont is situated could impact the supply chain or revenue generation from that customer. Historical instances indicate that political conflicts have resulted in attacks on vessels, waterway mining, and other efforts to disrupt global maritime shipping. Import restrictions, including tariffs, have historically and could continue to significantly impact global trade and the demand for shipping services. Although we have not conducted business with any sanctioned entity or port, we adopt several measures to avoid the transactions with any sanctioned entity or port, and we are in the process of make a Sanction, Export Control and Trade Control Policy. Any of these events, including the recent Houthi rebel terrorist attacks affecting the Red Sea route, could have a material adverse effect on our business, financial condition, cash flows, and operational results.

Acts of piracy on ocean-going vessels may have a material adverse effect on the Group’s business, financial condition, cash flows, and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and, in more recent times, the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with carriers vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

Global maritime shipping business and our seaborne pulping business are both subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment, or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on Intercont and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our future results of operations will be subject to seasonal fluctuations, which may adversely affect our financial condition.

The market in which we operate our dry bulk vessels may exhibit seasonal variations in demand, such as demands affected by holiday seasons. In addition, unpredictable and adverse weather conditions and patterns in different parts of the world have in the past had a negative impact on various exports. Such seasonality may affect our business, results of operations, financial condition, and could affect our ability to pay dividends, if any, in the future.

Our freights may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations, or other governments.

While we do not anticipate our freights calling on ports situated in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities, or countries identified as state sponsors of terrorism, there may be instances, based on charterers’ instructions, where our vessels may call on ports in such countries in the future. The application of U.S. sanctions and embargo laws varies, as they do not uniformly apply to the same entities or prohibit identical activities. Furthermore, these laws and regulations may be amended or strengthened over time.

Although we are committed to complying with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, there is no guarantee of continued compliance in the future. This uncertainty arises especially as the interpretation and scope of certain laws may be unclear and subject to evolving interpretations. Any violation of these laws could have a severe adverse impact on our ability to access U.S. capital markets.

We operate carriers globally, exposing our business to inherent operational risks that could potentially impact our revenue, increase expenses, and may not be fully covered by insurance.

Engaged in the global maritime shipping business and seaborne pulping business operating on international vessels, we face inherent risks associated with the global operations of ocean-going freights. Cargoes transported by us are susceptible to damage or loss due to various events, including marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy, and other unforeseen circumstances. Additionally, the transportation of cargoes across diverse international jurisdictions introduces the risk of business interruptions caused by political circumstances in foreign countries, hostilities, labor strikes, boycotts, potential changes in tax rates or policies, and the possibility of government expropriation of our carried cargoes. Any of these events could lead to a loss of revenue, increased costs, and decreased cash flows.

Changing economic, regulatory, and political conditions in some countries, including political and military conflicts, have historically resulted in attacks on vessels, waterway mining, piracy, terrorism, labor strikes, and boycotts. These hazards may result in personal injury or death, loss of revenue or property, payment of ransoms, environmental damage, higher insurance rates, market disruptions, and interference with shipping routes (such as delays or rerouting), all of which could have a material adverse effect on our business.

As we operate dry bulk vessels, our business has inherent operational risks which may reduce our revenue or increase our expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels will be at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Furthermore, the operation of certain vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds.

If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations and financial condition, if any, in the future, on our Ordinary Shares. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable shipping company.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial or foreclosure proceedings.

Labor interruptions could disrupt our business.

We could be subject to industrial action or other labor unrest that could prevent or hinder our operations from being carried out normally. If not resolved in a timely and cost-effective manner, such business interruptions could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act (FCPA) and other anti-bribery legislation in various jurisdictions could lead to fines, criminal penalties, contract terminations, and adversely affect our business.

Our global maritime shipping business and seaborne pulping business span numerous countries globally, including those with a known reputation for corruption. The Group is dedicated to conducting its business in adherence to applicable anti-corruption laws. However, we face the risk that individuals or entities employed or engaged by the company, or their agents, may take actions violating anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Such violations could result in substantial fines, sanctions, civil and/or criminal penalties, or limitations on operations in specific jurisdictions, potentially impacting our business, operational results, or financial condition. Moreover, actual or alleged violations could harm our reputation and our ability to engage in business activities. Additionally, the process of detecting, investigating, and resolving actual or alleged violations is costly and can demand significant time and attention from our senior management.

The smuggling of drugs or other contraband onto our freight may lead to governmental claims against the company.

Our freights may call at ports where smugglers attempt to hide drugs and other contraband on vessels, either with or without the knowledge of crew members. In the event that our freights are discovered with contraband, whether or not crew members are aware, the company may face reputational damage and governmental or regulatory claims, potentially having a material adverse effect on our business, financial condition, cash flows, and operational results.

We need to maintain our relationships with local shipping agents, port and terminal operators.

The success of our business relies on our relationships with local shipping agents, port, and terminal operators in the ports where our customers ship and unload their products. The Group believes that these relationships will continue to be crucial for its future success, and the loss of one or more of these relationships could materially and negatively impact its ability to retain and service our customers. We cannot guarantee that we will be able to maintain and expand our existing relationships with local shipping agents, port, and terminal operators or establish new relationships, and uncertainties exist regarding the availability of new or renewed relationships on commercially reasonable terms. In the event that we are unable to maintain, expand, or establish these relationships, we may risk losing customers or experiencing delays in the ports where we operate, potentially having a material adverse effect on our business, financial condition, cash flows, and operational results.

The global financial credit crisis and geopolitical uncertainties have impacted the revenue of the Group, whose primary business revolves around global maritime shipping, particularly in the aspect of chartering vessels. These adverse factors may contribute to increased instability in the ship chartering market, resulting in fluctuations in charter rates and affecting our costs and income related to vessel leasing and operations.

In an environment of financial credit tightening, ship leasing may be influenced by funding shortages and financial pressures, making it challenging for us to secure favorable chartering terms. Additionally, geopolitical tensions may elevate risks on certain shipping routes, further impacting our flexibility and stability in chartering vessels and fulfilling transportation contracts.

To address these challenges, we may need to implement prudent financial management strategies, enhance collaboration with shipowners and leasing companies, and facilitate the operational stability of our fleet amidst the volatile financial and geopolitical landscape. Moreover, effective risk assessment and flexible operational strategies will play a critical role in sustaining our business continuity and profitability in the realm of vessel chartering.

The ship leasing market is encountering increasing regulatory and environmental pressures, which may potentially lead to a rise in operational costs for us in the future.

The escalating regulatory landscape, particularly in terms of safety, emissions, and other compliance measures, poses challenges for companies involved in ship leasing such as us, and specifically, our Shipping Subsidiaries. Adhering to and implementing these stringent regulations often necessitates investments in technology upgrades, staff training, and enhanced safety protocols, all of which can contribute to an upward trend in operational expenses.

Moreover, the growing emphasis on environmental sustainability is driving the maritime industry towards cleaner and more eco-friendly practices. Adoption of advanced technologies, alternative fuels, and eco-conscious operational measures may come with additional costs. As we align with these evolving industry standards, there is a potential for increased operational expenditures associated with environmental compliance.

To mitigate the impact of these pressures, we may need to proactively manage our operations, invest in sustainable technologies, and continuously monitor and adapt to changing regulatory requirements. Strategic planning and a commitment to environmentally responsible practices will be essential for us to navigate potential increases in operational costs in the ship leasing market.

Our operations may be adversely impacted by severe weather, including as a result of climate change.

Tropical storms, hurricanes, typhoons and other severe maritime weather events could result in (i) the suspension of operations at the planned ports of call for our vessels and require significant deviations from our vessels’ routes, and (ii) the suspension of our production in our seaborne pulping facilities. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, results of operations and financial condition.

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by dry bulk vessels and other vessels we may acquire. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels and scarcity of water resources may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

With the implementation of environmental regulations, the imperative for energy-efficient design in newly built vessels to reduce their carbon intensity has become apparent. Consequently, there is a likely increase in demand for green vessels, but simultaneously, this implies a rise in associated costs.

With the implementation of environmental regulations, including the industry guidelines introduced in 2019 under the “Poseidon Principle” and the MEPC80 meeting held in July 2023 (where countries agreed on a timetable for achieving net-zero carbon emissions in the shipping industry), ship operators may face higher investments and operational costs. This includes costs related to the design and construction of new vessels, investments in fuel and energy efficiency improvements, and updates to equipment and technology to comply with environmental regulations, leading to further increase in chartering costs. These additional costs could have a negative impact on the profitability and competitiveness of shipping companies.

In the future, further strengthening of environmental regulations and the introduction of new net-zero carbon targets may further elevate the demand for green vessels, posing challenges to the cost structure of the shipping industry. Therefore, we may face increase in costs resulting from the adaptation to new environmental regulations and market demands while maintaining sustainable operations.

Increased scrutiny of environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of ESG matters which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues.

In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

As the shipping industry undergoes digital transformation, the post-implementation maintenance costs of such systems may be higher than those in traditional shipping.

The digitalization of the shipping industry involves the integration of advanced technologies and digital systems, such as maritime software, data analytics, and communication systems. While these technologies offer various benefits, including improved efficiency, real-time monitoring, and enhanced decision-making capabilities, they also introduce complexities and dependencies that may lead to increased maintenance costs.

The continuous evolution of digital technologies requires ongoing updates, cybersecurity measures, and support services to facilitate the smooth functioning and security of digital systems. Additionally, the need for specialized personnel with expertise in digital technologies may contribute to higher labor costs for system maintenance. As a result, we may also face increased costs relating to the digital transformation.

The paper product industry is cyclical in nature. Fluctuations in the prices of, and the demand for, our seaborne pulping products could result in lower sales volumes and smaller profit margins.

Openwindow plans to launch its seaborne pulping business in an orderly manner during the fiscal year 2026, subject to the external economic environment and market conditions. Currently, Openwindow is in the process of working with a ship owner to set up a factory ship for seaborne pulping business and will lease this factory ship upon the completion of setting up and no contracts have been entered into as the date of this annual report.

The paper industry is cyclical in nature. Economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates may create cyclical changes in prices, sales volume and margins for our paper products. The overall levels of demand for the paper products that we will manufacture, and consequently our sales and profitability, will reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions. Industry supply of paper products is also subject to fluctuation, as changing industry conditions have and will continue to influence producers to idle or permanently close individual machines or entire mills or retool them for different products to offset a decline in demand. As a result, prices for our paper products will be driven by many factors outside of our control, and we have little influence over the timing and extent of price changes, which are often volatile. If the prices or demand for our paper products decline, or if raw material, transportation or energy costs increase, or both, our business, financial condition and results of operations could be materially adversely affected.

General business and economic conditions could have a material adverse effect on the demand for our seaborne pulping products and our business, financial condition and results of operations.

General business and economic conditions could have a material adverse effect on our seaborne pulping business, financial condition and results of operations. Factors such as the COVID-19 pandemic, civil unrest, high unemployment levels, availability and cost of credit, geopolitical issues and trade disputes have contributed in the past, and may contribute in the future, to volatility in worldwide financial markets and disruptions to, and diminished expectations for, the economy and markets. These conditions could adversely affect industrial non-durable goods production, consumer spending, commercial printing and advertising activities, goods and parcel packaging, white-collar employment levels and consumer confidence, all of which impact demand for our products. In addition, volatility in the capital and credit markets, which impacts interest rates, currency exchange rates and the availability of credit, could have a material adverse effect on our business, financial condition and results of operations.

Competition from other businesses and combination within the paper product industry could have a material adverse effect on our future competitive position in our seaborne pulping business, financial condition and results of operations.

The paper product industry is a competitive environment internationally. Product innovations, manufacturing and operating efficiencies, and marketing, distribution and pricing strategies pursued or achieved by competitors could have a material adverse effect on our business, financial condition and results of operations.

Our seaborne pulping business is still in early stages, and may not operate profitably, if at all.

Openwindow plans to launch its seaborne pulping business in an orderly manner during the fiscal year 2026, subject to the external economic environment and market conditions. Currently, Openwindow is in the process of working with a ship owner to set up the factory ship for the seaborne pulping business and testing the equipment. With no historical track record, Openwindow may not be able to successfully operate its seaborne pulping business, if at all. If Openwindow’s seaborne pulping business fails to turn a profit, our business, operations, and financial conditions will be negatively impacted.

We are also still in the research and development stage of the waste gas recycle system related technology, and we have not tested out such technology. There are risks that the technology may not work in practice or if they work, they may not be as efficient as we expect.

Our seaborne pulping business model is still in experimental stages and the current plan may not fully materialize when applied into operations.

Our seaborne pulping business combines innovative business model and technology. Many details of the technologies are still in experimental stages and may be improved or modified as the researches and business operation proceed. As a result, the current plan may see further modifications when actually applied into business operations.

We significantly rely on third-party intellectual property to carry out our seaborne pulping business, if we fail to continue the license, our seaborne pulping business will suffer material loss or fail to proceed.

We engaged Jiangsu Xinsihui Marine Technology Limited Co. (“Xinsihui”) for seaborne pulping technology development. Under the current agreements with Xinsihui, we are licensed to use all the patents registered or applied under Xinsihui for free until January 30, 2026. We may also engage other companies for further assistance to develop our seaborne pulping technologies. Upon expiration of Xinsihui’s license, if we fail to obtain the continuation of the license on favorable terms or at all, our seaborne pulping business will suffer material loss or fail to proceed.

Our seaborne pulping business may not comply with all the import/export laws and regulations.

Openwindow’s seaborne pulping business transforms the goods on board during the voyage. However, the laws and regulations usually require the goods on board remain the same to conform with the description on the customs sheets. Therefore, as a new business model, the seaborne pulping business has not proven to comply with the import/export laws and regulations of the countries where Openwindow’s business will cover. If we fail to operate the business in a manner complying with such laws and regulations, we may be subject to fines, sanctions, or may not to operate the seaborne pulping business at all.

After the COVID-19 pandemic, the sustained economic slowdown in Asia poses a potential risk of revenue instability for our ocean seaborne pulping business.

As Asia is a primary target market for our seaborne pulping business, the economic downturn in Asia may lead to a decline in demand for Openwindow’s pulping products. The economic softening could impact the consumption of Asian customers and the need for packaging materials, thereby reducing the demand for our seaborne pulping business. This uncertainty may result in revenue fluctuations and business instability for us, and specifically, Openwindow’s sales and revenues derived from the Asian market.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Currently, we derive all of our revenues from our global maritime shipping business. Our success heavily depends upon the continued services of our management. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our management team and the Group, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

To support our business operations and planned expansion, we intend to hire additional qualified employees. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, marketing and other operational personnel with experience in the global maritime shipping and pulp making industries. Our operation and technical teams play a crucial role in putting our company strategy and plans into action as well as supporting our operations and expansion. The effective operation of our managerial and operating systems, coordination with suppliers and customers, and other back office functions also depends on the hard work and quality performance of our management and employees. Since we face high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. With increased labor costs, we might not be able to offer steady and committed operational staffs and other labor support enough incentives if our remuneration plan is not competitive in the market. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

Our global maritime shipping and pulp making businesses span across countries. Although we spend efforts to obtain and maintain various approvals, licenses, permits and filings to operate our business, we cannot guarantee that we will be in compliance with all the applicable regulatory requirements due to the complexity of transnational rules and regulations. Additionally, such licenses are usually valid for specified periods and subject to renewals on expiry. As a result, any failure to renew such licenses may materially and adversely affect our business, financial condition and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

The Group and its subsidiaries have obtained insurance policies they deem necessary and in line with the ordinary practices of the industry. However, the Group and its subsidiaries do not maintain key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may, from time to time, be subject to legal proceedings or administrative penalties during the course of our business operations.

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by clients, suppliers, competitors, or governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to those related to product liability, consumer protection, intellectual property, unfair competition, privacy, labor and employment, securities, real estate, tort, contract, property and employee benefit. There is no guarantee that we will prevail in defending ourselves in legal and administrative procedures or in enforcing our rights under various laws, and we may still be involved in several legal or administrative proceedings. Enforcing our rights against the different parties involved may be costly, time-consuming, and ultimately fruitless even if we are successful in our attempt to protect ourselves in legal and administrative processes or to claim our rights under various laws. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We are currently in the process of applying for several patents connected to our seaborne pulping businesses. We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business, or to defend successfully against intellectual property infringement claims by third parties.

We are currently in the process of applying for several patents connected to our seaborne pulping businesses. Although we endeavor to protect our rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our patents and other intellectual property rights or to determine their scope, validity or enforceability. This would represent a diversion of resources that may be significant and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could harm our reputation and have a material adverse effect on our business and our ability to compete with other companies in our industry.

In addition, we may be subject to claims by third parties for (i) patent, trademark or copyright infringement, (ii) breach of patent, trademark or copyright license usage rights or (iii) misappropriation of trade secrets. Any such claims or resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right, we could in some circumstances be prohibited from providing certain products or services to our customers or from utilizing and benefiting from certain patents, copyrights, trademarks, trade secrets or licenses. Alternatively, we may be required to enter into costly licensing arrangements with third parties. Any of these scenarios could harm our reputation and have a material adverse effect on our business and results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to expand our fleet, install factory ship modifications for our seaborne pulping businesses, source additional clients and suppliers, improve our technology, and acquire complementary businesses and technologies. We might try to get a credit facility or sell more equity or debt securities if our current resources aren’t enough to cover our financial needs. Existing shareholder dilution could occur as a result of the selling of additional equity securities. Increased debt payment costs and possible operating and financial covenants would follow the incurrence of debt, which would limit our ability to operate. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we are unable to obtain adequate financing or financing on satisfactory terms, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be adversely affected.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Intercont’s board of directors and management team lack public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act. Our board of directors and senior management do not have much experience managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our board of directors and senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and share price.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of Intercont’s Ordinary Shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of Nasdaq Stock Market after we are successfully listed on Nasdaq Capital Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our combined and consolidated financial statements for the combined and consolidated financial statements included elsewhere in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim combined and consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

In response to the material weakness identified, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Ordinary Shares may not be able to remain listed on Nasdaq Capital Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our combined and consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of Intercont’s Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our combined and consolidated financial statements from prior periods.

Risks Related to Our Corporate Structure

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (as revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” that carries on a “relevant activity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Intercont. A “relevant activity” includes a holding company business. Based on the current interpretation of the ES Act, we believe that (i) Intercont is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains, and (ii) Intercont carries on a holding company business, meaning the business of a pure equity holding entity. Accordingly, for so long as Intercont is a “pure equity holding company” that carries on a “holding company business”, it is only subject to the reduced substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

As Intercont is incorporated under the Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

Intercont is an exempted company incorporated under the laws of the Cayman Islands. Intercont’s corporate affairs are governed by its memorandum and articles of association (as amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against Intercont’s directors, actions by its minority shareholders and the fiduciary duties of its directors to Intercont under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Intercont’s shareholders and the fiduciary duties of its directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like Intercont have no general rights under the Cayman Islands laws to inspect corporate records, other than the memorandum and articles of association (as amended from time to time) and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Intercont’s directors have discretion under its memorandum and articles of association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders except as confirmed by law or authorized by the directors or by Intercont by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, where Intercont is incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, Intercont can rely on home country practices with respect to its corporate governance. To the extent we choose to follow home country practice currently and in the future, its shareholders may be afforded less protection that they would otherwise enjoy under Nasdaq corporate governance listing standards applicable to the U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our major shareholders than they would as public shareholders of a company incorporated in the United States.

Intercont may continue to rely on certain exemptions afforded to a Foreign Private Issuer even after it loses its status as an Emerging Growth Company.

Intercont will rely on dividends and other distributions on equity paid by its subsidiaries to fund its cash and financing requirements, and any limitation on the ability of its subsidiaries to make payments to it could have a material adverse effect on its ability to conduct its business. Moreover, to the extent that cash is in Intercont’s subsidiaries in Hong Kong, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or the PRC government on the ability to transfer cash out of Hong Kong or a Hong Kong entity.

Intercont is a holding company, and it will rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. Within Intercont’s direct holding structure, the cross-border transfer of funds within the Group is legal and compliant with the laws and regulations of Singapore, Hong Kong, and the Cayman Islands. Intercont’s subsidiaries are permitted under the respective laws of Hong Kong and Singapore to provide funding to their respective shareholders through dividends without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings and subject to the requirement of maintaining sufficient fund for these subsidiaries to remain solvent as a going concern and meet its contractual obligations owed to third parties prohibiting or restricting dividend distributions. However, to the extent cash is in Intercont’s subsidiaries in Hong Kong, there is a possibility that the funds may not be available to fund Intercont’s operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or PRC government on the ability to transfer cash outside Hong Kong or Hong Kong entity. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets between Intercont and its subsidiaries in Hong Kong, if certain laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our subsidiaries in Hong Kong), such funds or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Intercont or its subsidiaries in Hong Kong to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Intercont.

Certain judgments obtained against us by Intercont’s shareholders may not be enforceable.

Intercont is a Cayman Islands exempted company and substantially all of the Group’s assets are located outside of the United States. In addition, all of Intercont’s current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Doing Business in Hong Kong

Intercont is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, Intercont’s operations are conducted by its subsidiaries in Asia, currently mostly in Hong Kong.

Intercont is a Cayman Islands holding company with no material operations of its own. As of the date of this annual report, substantially all of Intercont’s business operations are conducted by the Shipping Subsidiaries, which are headquartered in Hong Kong. The ability of the Shipping Subsidiaries to make dividend and other payments to Intercont may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets between Intercont and its subsidiaries, if certain laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our Shipping Subsidiaries), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to the imposition of restrictions, limitations, and procedures on our transfer of funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on our Shipping Subsidiaries, Fortune Ocean, or Intercont to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. Any limitation on the ability of our Shipping Subsidiaries to pay dividends or make other distributions to its holding company could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if any of our Shipping Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends.

The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

The Hong Kong legal system embodies uncertainties which could negatively affect Intercont’s listing on Nasdaq and limit the legal protections available to you and us. As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement has given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. However, if the PRC reneges on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system, and may in turn bring about uncertainty in, for example, listing Intercont’s Ordinary Shares on Nasdaq Stock Exchange. This also could materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

We currently operate principally in Hong Kong, and adverse economic or other events affecting the region or any significant worsening to the present global financial condition could significantly impact our business.

As of the date of this annual report, substantially all of the Group’s operations are conducted by our Shipping Subsidiaries headquartered in Hong Kong. Changes in demand, economic and political developments and regulatory changes in the region will have a significant effect on our business, results of operations and financial condition. In addition, adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, breakage of land or submarine transmission cables, military or terrorist activity or similar events within Hong Kong may cause significant disruption to our business operations. The outbreak of any severe contagious disease or pandemic within Hong Kong could also have a material adverse effect on our business, results of operations and financial performance. Any significant and protracted worsening to the present global financial and economic climate could result in a change to the spending or usage behavior of our customers which could have an adverse impact on our business, results of operations and financial performance.

Hong Kong’s position and reputation is dependent on the high degree of autonomy.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong. On July 14, 2020, the President of U.S. signed an executive order to end the special status enjoyed by Hong Kong under the U.S.-Hong Kong Policy Act of 1992. Hong Kong’s position and reputation as an international financial and trade center may be further damaged, and our business may be materially and adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This may in turn adversely affect the operations and profitability of our business.

A decline in the economies of Hong Kong, mainland China, or globally, or alterations in mainland China and Hong Kong’s economic and political policies, may significantly and negatively impact our business and financial condition.

The performance, future opportunities, financial health, and operational outcomes of us could be significantly impacted by the political, economic, and social landscapes in Hong Kong and mainland China. The Chinese economy stands apart from most developed nations across several aspects, such as the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Despite substantial growth in recent decades, the Chinese economy’s progression has been uneven, both regionally and across various sectors. The Chinese government has implemented various measures aimed at encouraging economic growth and guiding resource distribution. While these measures might benefit the broader Chinese economy, some could potentially have adverse effects on our operations.

The economy in Hong Kong and mainland China is responsive to global economic trends. A prolonged downturn in the worldwide or Chinese economy could impact the businesses of both our existing and potential customers, thereby exerting a negative influence on the business, operational results, and financial standing of our subsidiaries. Furthermore, sustained volatility in international markets may hinder our capacity to access the capital markets to fulfill liquidity requirements.

Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

Our operational activities are primarily conducted in Hong Kong. Accordingly, political and economic conditions in Hong Kong and the surrounding region may directly affect our business. In 2019, a number of political protests and conflicts have occurred in Hong Kong in connection with proposed legislation that would allow local authorities to detain and extradite people who are wanted in territories that Hong Kong does not have extradition agreements with, including the mainland of China and Taiwan. The economy of Hong Kong has been negatively impacted, including retail market, property market, securities market, and tourism, from such protests.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. We cannot assure you that the Hong Kong protests will not affect Hong Kong’s status as a Special Administrative Region of the People’s Republic of China and thereby affecting its current relations with foreign states and regions.

Our revenue is susceptible to Hong Kong protests as well as any other incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. It is unclear whether there will be other political or social unrest in the near future or that there will not be other events that could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or that the economic, political and social conditions in Hong Kong are to be disrupted, our overall business and results of operations may be adversely affected.

In addition, economic, political and legal developments and social conditions in the PRC may significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the mainland of China and Hong Kong. While we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will continue to follow market forces, we cannot assure you that this will be the case. Our business operations and prospects, financial condition, and results of operations may be adversely affected by changes in policies by the PRC government, including:

●	changes in laws, regulations or their interpretation;

●	confiscatory taxation;

●	restrictions on currency conversion, imports or sources of suppliers, or ability to continue as a for-profit enterprise;

●	expropriation or nationalization of private enterprises; and

●	the allocation of resources.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our subsidiaries in Hong Kong, which may affect a substantial part of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Chinese government may exercise significant oversight and discretion over the conduct of our subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of Intercont’s Ordinary Shares.

Intercont is a holding company, and we conduct a substantial portion of our operations through our subsidiaries in Hong Kong. As Hong Kong is a special administrative region of the PRC, the PRC government may choose to exercise significant oversight and discretion to companies based in Hong Kong. If we or our subsidiaries in Hong Kong were to become subject to PRC laws, regulations, and other government directives in China, such laws, regulations, and other government directives in China may be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our subsidiaries’ development;

●	Result in negative publicity or increase our subsidiaries’ operating costs;

●	Require significant management time and attention; and

●	Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our subsidiaries’ business, including fines assessed for our subsidiaries current or historical operations, or demands or orders that our subsidiaries modify or even cease their business practices.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, some of which were with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development, or public interest before carrying out mergers, restructuring, or splits that affect or may affect national security. These statements were recently issued, and their official guidance and interpretation remain unclear at this time. While we believe that our subsidiaries’ operations are not currently being affected, if such statements become applicable to our subsidiaries in Hong Kong, compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our subsidiaries’ cost of operations.

There are risks that the Chinese government may intervene or influence our subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our subsidiaries’ operations and/or the value of Intercont’s ordinary share. Any legal or regulatory changes that restrict or otherwise unfavorably impact our subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented and applicable to our business, financial condition and results of operations could be adversely affected, and the value of Intercont’s ordinary share could decrease or become worthless.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of the PRC must conduct their business activities. Our subsidiaries are Singapore or Hong Kong based company with no substantive operations in the mainland of China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of Intercont’s Ordinary Shares, which would materially affect the interest of the investors.

We currently do not have any operations in the mainland of China. All of our revenues are derived from our Shipping Subsidiaries headquartered in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of the mainland of China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in the mainland of China.

If we became subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of Intercont’s Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not intervene in or influence our operations at any time.

As of the date of this annual report, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue Intercont’s Ordinary Shares to foreign investors or trade Intercont’s Ordinary Shares on Nasdaq; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our subsidiaries’ operations; and (iii) have not received or were denied such permissions by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Therefore, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, Intercont’s Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Our Shipping Subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data privacy, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

The Hong Kong Subsidiaries operate their business in Hong Kong and are thus subject to the laws and regulations of Hong Kong in respect of data privacy and data protection. The main legislation in Hong Kong concerning data privacy is the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles and other provisions contained therein. The PDPO applies to a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data in or from Hong Kong. Our directors confirm to the best of their knowledge, information, and belief, as of the date of this annual report, each of the Hong Kong Subsidiaries has complied with the laws and requirements in respect of data privacy in Hong Kong. Our directors confirm that: (i) none of the Shipping Subsidiaries has been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to any breach of the PDPO by any of the Shipping Subsidiaries since their respective dates of incorporation.

Failure to comply with the data privacy requirements in a timely manner, or at all, may subject us and/or the Shipping Subsidiaries to consequences including but not limited to government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Shipping Subsidiaries’ operations, which may in turn adversely affect our financial conditions, results of operations and prospects.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, we do not believe we have conducted any anti-competitive actions.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirms that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in Intercont’s Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in Intercont’s Ordinary Shares could be rendered worthless. In addition, major issues with other U.S. listed Chinese companies in the future, could have a negative effect on the value of your investment, even though the Company is not involved.

The market price for Intercont’s Ordinary Shares could be adversely affected by increased tensions between the United States and China.

Recently there have been heightened tensions in the economic and political relations between the U.S. and China. On June 30, 2020, the Standing Committee of the PRC National People’s Congress issued the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offences — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then Hong Kong chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the U.S. and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of Intercont’s Ordinary Shares could be adversely affected.

Our business, financial condition and results of operations, and/or the value of Intercont’s Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

We currently do not have any operations in the mainland of China. As a result, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, as we operate in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

on the other hand, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. All of the legal and operational risks associated in operating in the PRC also apply to the operations of our Hong Kong Subsidiaries, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations, as to whether and how the recent and future PRC government statements and regulatory developments (such as those relating to data security or anti-monopoly) would be applicable to the Hong Kong Subsidiaries and us, and as to the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in the mainland of China as a result of any future acquisition, expansion or organic growth.

Risks Related to Intercont’s Ordinary Shares

Intercont’s Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our current audit firm, UHY LLP, or UHY, an independent registered public accounting firm headquartered in New York, United States that issues the audit report included elsewhere in this annual report, is a public accounting firm registered with the PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. UHY has been inspected by the PCAOB every three years and was not subject to the determination announced by the PCAOB on December 16, 2021. We are not aware of any reasons to believe or conclude that UHY LLP would not permit an inspection by the PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our combined and consolidated financial statements. Intercont’s Ordinary Shares could still be delisted and prohibited from being traded over-the-counter under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. Furthermore, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

Although we do not believe we are subject to the review by the CAC or other PRC cybersecurity authorities because we have no operations in the mainland of China nor do we possess or process personal information from more than one million users, in light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and the listing of Intercont’s Ordinary Shares.

From 2021, the CAC along with other PRC regulatory authorities, has promulgated a series of regulations requiring data processors and businesses with access to a large amount of personal data to become subject to regulatory reviews and other administrative measures. For example, on July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. The data export measures require that any data processor, who processes or exports personal information exceeding a certain volume threshold pursuant to the measures, shall apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in the aggregate or has provided the sensitive personal information of more than 10,000 individuals in the aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross-border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations. Although we do not believe we are subject to such requirements because we do not have any business operations in the mainland of China, nor do we possess or process a large amount of personal information. However, we may become subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and our listing.

Intercont’s Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Ordinary Shares.

The trading prices of Intercont’s Ordinary Shares are likely to exhibit high volatility and could undergo wide fluctuations due to factors beyond our control. Such fluctuations may result from broad market and industry influences, including the performance and volatility of market prices or the financial results of other publicly listed companies based in Hong Kong or mainland China. Some of these companies have witnessed significant volatility post their initial public offerings, with instances of substantial price declines in the trading of their securities. The trading performances of securities from other Hong Kong and Chinese companies subsequent to their offerings may impact investor sentiments toward U.S.-listed companies based in Hong Kong, thereby affecting the trading performance of Intercont’s ordinary share, irrespective of our actual operational performance.

Furthermore, any adverse news or perceptions regarding inadequate corporate governance practices, fraudulent accounting, corporate structure, or other matters concerning Hong Kong and Mainland Chinese companies may also negatively influence investor sentiments toward companies in these regions, including us, even if we have not engaged in any inappropriate activities. Additionally, securities markets may undergo significant price and volume fluctuations unrelated to our operational performance, potentially having a material and adverse impact on the trading price of Intercont’s ordinary share.

In addition to the above factors, the price and trading volume of Intercont’s ordinary share may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russia-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions of the PRC and Hong Kong;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, major shareholders, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or major shareholders;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors above could lead to substantial and abrupt changes in the trading volume and price of Intercont’s Ordinary Shares.

Recent instances have seen extreme surges in stock prices followed by rapid declines and heightened volatility in stock prices, particularly among companies with relatively smaller public floats that recently went public. As a relatively small-capitalization company with a modest public float, we may encounter increased stock price volatility, significant price surges, lower trading volume, and reduced liquidity compared to larger-cap companies. Specifically, Intercont’s Ordinary Shares may be susceptible to swift and substantial price volatility, low trade volumes, and significant spreads between bid and ask prices. This volatility, including any stock run-up, may not be linked to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in assessing the rapidly changing value of Intercont’s Ordinary Shares.

Furthermore, if trading volumes of Intercont’s Ordinary Shares are low, individuals trading in relatively small quantities may easily impact share prices. This low trade volume could also result in substantial price fluctuations, with large percentage changes occurring within a single trading day. Shareholders may face difficulties in quickly liquidating their investment or may be compelled to sell at reduced prices due to low trading volume. Overall market fluctuations and broader economic and political conditions may also adversely affect the market price of Intercont’s ordinary share. As a result of such volatility, investors may incur losses on their investment in Intercont’s ordinary share. A decline in the market price of Intercont’s Ordinary Shares could also negatively impact Intercont’s ability to issue additional Ordinary Shares or other securities and obtain additional financing in the future. There is no guarantee that an active market for Intercont’s ordinary share will develop or be sustained. If an active market does not emerge, holders of Intercont’s Ordinary Share may struggle to sell their shares promptly or may be unable to sell them at all.

Historically, shareholders of public companies have frequently initiated securities class action lawsuits against those companies following periods of market price instability. If we were to become involved in such a lawsuit, it could divert a substantial portion of our management’s attention and resources from our business operations and necessitate significant expenditures to defend against the suit, potentially impacting our results of operations. Regardless of the suit’s success, it could harm our reputation and limit our ability to raise capital in the future. Moreover, if a claim against us is successful, we may be required to pay substantial damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding Intercont’s Ordinary Shares, the price of Intercont’s Ordinary Shares and trading volume could decline.

The trading market for Intercont’s Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The estimates of market opportunity, forecasts of market growth included in this annual report may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this annual report are subject to significant uncertainties and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this annual report, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

Certain companies with public floats comparable to Intercont’s public float and Initial Public Offering sizes have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Intercont may experience similar volatility, which may make it difficult for prospective investors to assess the value of its Ordinary Shares.

In addition to the risks addressed above in “— Intercont’s Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Ordinary Shares”, Intercont’s Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme share price run-ups followed by rapid price declines, and such share price volatility was seemingly unrelated to the respective company’s underlying performance. Intercont has a relatively small public float due to the relatively small size of the initial public offering of Intercont, the ownership percentage of its executive officers and directors, and greater than 5% shareholders. As a result of its small public float, Intercont’s Ordinary Shares may be less liquid and have greater share price volatility than the shares of companies with broader public ownership. The rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Intercont’s Ordinary Shares. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. In addition, you may experience losses, which may be material, if you purchase Intercont’s Ordinary Shares prior to any price decline.

Intercont’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming Intercont’s Ordinary Shares begin trading on Nasdaq, they may be “thinly-traded,” meaning that the number of persons interested in purchasing Intercont’s Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be caused by a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of Intercont’s Ordinary Shares until such time as we became more seasoned.

As a consequence, there may be periods of several days or more when trading activity in Intercont’s Ordinary Shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for Intercont’s Ordinary Shares may not develop or be sustained.

Volatility in Intercont’s Ordinary Shares price may subject us to securities litigation.

When compared to seasoned issuers, the market for Intercont’s Ordinary Shares may experience significant price volatility, and we anticipate that Intercont’s share price may be more volatile than a seasoned issuer for the foreseeable future. Following times of volatility in the market price of a firm’s Ordinary Shares, plaintiffs have frequently started securities class action litigation against that company in the past. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of Intercont to effect service of process or to enforce judgements obtained in the United States courts.

Intercont’s corporate affairs are governed by its memorandum and articles of association and by the Cayman Islands Companies Act (As Revised) (“Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against Intercont’s directors and Intercont, actions by minority shareholders and the fiduciary responsibilities of Intercont’s directors to Intercont under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British Overseas Territories such as the Cayman Islands) on appeal from the Cayman Islands are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of Intercont’s shareholders and the fiduciary responsibilities of the directors of Intercont under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Currently, all of our operations are conducted outside the U.S., and substantially all of our assets are located outside the U.S. All of our directors and officers are nationals or residents of jurisdictions other than the U.S. and a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Intercont is not likely to pay cash dividends in the foreseeable future.

Intercont currently intends to retain any future earnings for use in the operation and expansion of the business of itself and its subsidiaries. Accordingly, Intercont does not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should Intercont determine to pay dividends in the future, its ability to do so will depend upon the receipt of dividends or other payments from its subsidiaries.

Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies.

Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act. As such, it is exempt from certain provisions applicable to United States domestic public companies. For example:

●	Intercont is not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, Intercont is permitted to comply solely with its home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	Intercont is not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	Intercont is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	Intercont is not required to seek shareholder approval for issuance of 20% or more of our outstanding Ordinary Shares or voting power in a private offering; and

●	Intercont is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Intercont is required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Intercont intends to file reports on Form 6-K as a foreign private issuer. However, the information Intercont is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Intercont is also an “emerging growth company” within the meaning of the Securities Act, which status affords it certain reduced disclosure requirements. The reduced disclosure requirement by being an emerging growth company overlap with some of those being a foreign private issuer, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Thus, even if Intercont no longer qualifies as an emerging growth company but remain a foreign private issuer, it will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our combined and consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable laws, we will be subject to reduced disclosure requirements. Such reduced disclosure may make Intercont’s Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find Intercont’s Ordinary Shares less attractive as a result, there may be a less active trading market for Intercont’s Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We have incurred and will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, imposes various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Intercont’s Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of the Intercont’s most recently completed second fiscal quarter, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we are required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Nasdaq has the authority to impose additional and more stringent criteria for Intercont’s continued listing.

Nasdaq Listing Rule 5101 grants Nasdaq broad discretionary powers over the initial and ongoing listing of securities. Nasdaq may exercise this discretion to deny initial listing, impose additional or stricter criteria for the initial or ongoing listing of specific securities, or suspend or delist particular securities based on any event, condition, or circumstance that, in Nasdaq’s opinion, makes the initial or ongoing listing of the securities inadvisable or unwarranted, even if the securities meet all specified criteria for initial or ongoing listing on Nasdaq. Nasdaq has previously exercised its discretion in various instances, such as when a company engaged an auditor that had not undergone a PCAOB inspection, an auditor that PCAOB cannot inspect, or an auditor lacking sufficient resources, geographic reach, or experience to adequately perform the company’s audit; when a company planned a small public offering resulting in insiders holding a significant portion of the company’s listed securities, causing Nasdaq to be concerned about the offering size being insufficient to establish the company’s initial valuation and inadequate liquidity to support a public market for the company; and when a company failed to demonstrate a sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members on the board of directors or management. Due to any of these concerns, Intercont may be subject to Nasdaq’s additional and more stringent criteria for our continued listing, potentially leading to delays or even denial of our listing application for Intercont’s Ordinary Shares.

You must rely on the judgment of our management regarding the application of the net proceeds of the initial public offering, and we may use these proceeds in ways with which you may not agree.

We have determined a specific use for a portion of the net proceeds of the initial public offering in the following areas: capital market cooperation, diversification of our shipping business, and technology innovation in our seaborne pulping business, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of the initial public offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of Intercont’s Ordinary Shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in Intercont’s Ordinary Shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earnings of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Based upon our current and expected income and assets, (taking into account the expected proceeds from the initial public offering) and projections as to the market price of Intercont’s Ordinary Shares immediately following the offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be classified as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of Intercont’s Ordinary Shares, fluctuations in the market price of Intercont’s Ordinary Shares may cause us to be classified as a PFIC for the current or subsequent taxable years. The determination of whether we will be classified as a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. It is also possible that the U.S. Internal Revenue Service, or the IRS, could challenge our classification of certain income and assets as non-passive, which could result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item.10.E.Taxation — United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of Intercont’s Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds Intercont’s Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds Intercont’s Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Ordinary Shares. For more information see “Item.10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”) Rules.”

ITEM 4-INFORMATION ON THE COMPANY

A. History and Development of the Company

Intercont is a Cayman exempted company formed on July 4, 2023. On March 27, 2024, Intercont completed a reorganization of its corporate structure. Intercont owns a 100% equity interest in each of Fortune Ocean Holdings Limited, a British Virgin Islands holding company formed on January 22, 2024 (“Fortune Ocean” or the “BVI Subsidiary”), and Singapore Openwindow Technology Pte. Ltd., a Singapore private company limited by shares formed on July 28, 2023 (“Openwindow” or the “Singapore Subsidiary”).

On March 14, 2024, Fortune Ocean became the 100% owner of Top Wisdom Shipping Management Co., Limited, a Hong Kong company formed on February 1, 2013 (“Top Wisdom”), Top Creation International (HK) Limited, a Hong Kong company formed on July 29, 2011 (“Top Creation”), Top Moral Shipping Limited, a Hong Kong company formed on December 12, 2013 (“Top Moral”), Top Legend Shipping Co., Limited, a Hong Kong company formed on March 6, 2013 (“Top Legend”), and Max Bright Marine Service Co., Limited, a Hong Kong company formed on April 2, 2014 (“Max Bright,” and together with Top Wisdom, Top Creation, Top Moral, and Top Legend, the “Shipping Subsidiaries” or the “Hong Kong Subsidiaries”).

The Group has conducted its international maritime shipping business through the Shipping Subsidiaries since 2011. Openwindow plans to launch its seaborne pulping business in an orderly manner during the fiscal year 2026, subject to the external economic environment and market conditions.

Closing of IPO

On March 31, 2025, Intercont closed its initial public offering (“IPO”) of 1,500,000 Ordinary Shares. Intercont completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282394), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2024, as amended, and declared effective by the SEC on March 27, 2025. The Ordinary Shares were priced at $7.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “NCT” on March 28, 2025.

Over-allotment Option Exercise

On April 7, 2025, Kingswood Capital Partners, LLC., as the representative of the underwriters (the “Representative”) of the initial public offering of Intercont (Cayman) Limited (the “Company”), exercised its over-allotment option in part to purchase an additional 175,000 ordinary shares par value US$0.0001 per share (the “Ordinary Shares”) of the Company at the public offering price of $7.00 per share (the “Offering Price”), before deducting underwriting discounts (the “Option”). The Option was granted to the Representative pursuant to the underwriting agreement entered into by and between the Company and the Representative on March 27, 2025 (the “Underwriting Agreement”) relating to the Company’s IPO. The closing for the sale of the over-allotment shares took place on April 7, 2025 (the “Option Closing”).

Corporate Information

Intercont’ Ordinary Shares are traded on Nasdaq under the same ticker symbol “NCT”. Our registered office in the Cayman Islands is located at the offices of ICS Corporate Services (Cayman) Limited, Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 1001. Our principal executive offices are located at 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, People’s Republic of China. We can be reached by telephone at +(852) - 37521802 and our website is https://www.intercontcayman.com. The Securities and Exchange Commission (SEC) maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

b. Business Overview

The Group operates its global maritime shipping services through its Shipping Subsidiaries. The Group’s global maritime shipping business consists of two revenue streams, time chartering and vessel management services. The Group’s global maritime shipping business generated US$25.1 million and US$25.5 million revenues in the fiscal years ended June 30, 2025 and 2024, respectively, which constitute 100% of the Group’s revenue in the past two fiscal years.

The Group plans to operate its seaborne pulping business through Openwindow and build its seaborne pulping business upon its long-established global maritime shipping operations. Through a combination of self-owned factory ships and partnership with other shipowners for leased-in factory ships, the Group plans to launch its seaborne pulping business in an orderly manner during the fiscal year 2026, subject to the external economic environment and market conditions.

Global Maritime Shipping

We operate our global maritime shipping services through our Shipping Subsidiaries in Hong Kong. Currently, the Group derives all of its revenue from its global maritime shipping business, where it expects to see steady growth. The Group’s global maritime shipping business generated revenues of US$25.1 million and US$25.5 million in the fiscal years ended June 30, 2025 and 2024, respectively. For the fiscal years 2025 and 2024, our net income kept at $3.1 million. Specifically, our shipping business consists of two segments, time chartering and vessel management services.

Time Chartering

Top Moral owns a vessel and leases it to charterers. Top Creation leased a vessel from Zhejiang Shipping (Hongkong) Co. Ltd., each of Top Legend and Max Bright leased a vessel from a related party of the Group. Each of Top Creation, Top Legend, and Max Bright in turn charters the leased vessels to other short time charterers. Each of Top Moral, Top Creation, Top Legend, and Max Bright derives its revenue from the chartering businesses. The charterers use these vessels as bulk carriers, transporting iron ore, coal, grain, and other goods. The total cargo carrying capacity of our fleet is 217,191 dwt.

Our Shipping Subsidiaries deploy our fleet either on time charter trips or spot voyages of short-term duration. In the long run, our fleet could potentially be employed on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of then market conditions. Currently, our bulk vessels are employed under time charters usually lasting one (1) to twenty-four (24) months.

Vessel Management Services

Top Wisdom derives its revenue from vessel management services. These services include hiring crew, obtaining insurance policies, conducting safety inspection, and providing technology support for the clients’ vessels and voyages. Top Wisdom charges a certain amount of money from its client and uses such money to pay for the crew and other costs. The surplus after paying out the costs constitutes Top Wisdom’s profit.

Most of the vessel service agreements have a term longer than one year and are typically billed on a monthly basis. Currently, Top Wisdom provides management service for eight (8) vessels, including the vessels of Top Moral, Top Creation, Top Legend, and Max Bright. For the fiscal years 2025 and 2024, Top Wisdom derived approximately 69.79% and 68.21% of its revenue from affiliated entities, respectively.

Our Fleet

As of the date of this annual report, the profile and deployment of the Shipping Subsidiaries’ fleet is as the following:

Name	Owner/ Sublessor	Charterer	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Status	Charter Rate	Expiration of Charter
Self-Owned Vessel
Top Brilliance	Top Moral	N/A	2008	China	56,823	Bulk Carrier	Time Charter	Variable depending on the market	N/A
Leased Vessels
Top Advancer	Zhejiang Shipping (Hongkong) Co. Ltd.	Top Creation	2016	China	63,368	Bulk Carrier	Leased-in on a bareboat basis	A monthly rate calculated based on the BSI 58 10 TC published by the Baltic Exchange, as set forth in the charger agreement.	January 16, 2026

Name	Owner/ Sublessor	Charterer	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Status	Charter Rate	Expiration of Charter
Top Diligence	Topsheen Shipping Group Limited	Max Bright	2018	China	48,500	General Cargo Ship	Leased-in on a bareboat basis(1)	A monthly rate equal to the sum of US$147,583.33, a floating rate of interest, and an administrative fee, each as set forth in the charter agreement.	September 17, 2028
Top Elegance	Topsheen Shipping Group Limited	Top Legend	2018	China	48,500	General Cargo Ship	Leased-in on a bareboat basis(2)	A monthly rate equal to the sum of US$147,583.33, a floating rate of interest, and an administrative fee, each as set forth in the charter agreement.	January 13, 2029

(1)	Upon expiration of the lease, Max Bright is obligated to purchase the vessel at a price equal to 10% of the higher of (a) the vessel’s book value, and (b) the average of the vessel’s book value and market value, as provided in the charter agreement. During the term of the lease, Max Bright also has the option to purchase the vessel at the price provided in the charter agreement.

(2)	Upon expiration of the lease, Top Legend is obligated to purchase the vessel at a price equal to 10% of the higher of (a) the vessel’s book value, and (b) the average of the vessel’s book value and market value, as provided in the charter agreement. During the term of the lease, Top Legend also has the option to purchase the vessel at the price provided in the charter agreement.

Suppliers and Costs

We maintain long-term good-standing relationships with various ship owners, including a related party and independent third parties. Our Shipping Subsidiaries typically enter into contracts with a term at least five years with the ship owners to reduce the risk of charter rate fluctuations. Under certain circumstances, our Shipping Subsidiaries charter vessels on the spot market. Currently, our Shipping Subsidiaries materially depend on a related party, and other affiliated entities to supply vessels and management services. The costs of leasing vessels and hiring crews may be subject to the volatility of the general market.

Topsheen Shipping Group Limited (“TSGL”) and Max Bright entered into a Standard Bareboat Charter on September 7, 2018, under which TSGL delivered the vessel Top Diligence to Max Bright, and Max Bright became in full possession of the vessel and became responsible for its maintenance and operation throughout the charter period of ten (10) years. Max Bright is obligated to pay TSGL a charter hire consisting of (i) the principal amount of US$147,583.33 with a floating rate of interest, as specified in each hire installment invoice, and (ii) a monthly administrative fee equal to one-twelfth (1/12) of two percent (2%) of the outstanding principal loan balance under a certain facility agreement of which the original principal balance is US$35,420,000, for which the acquisition loan of Top Diligence accounted US$17,710,000 (none of Intercont or its subsidiaries is a party to such facility agreement). Upon the expiration of the charter, Max Bright is obligated to purchase Top Diligence at a price equal to the 10% of the higher of (i) Top Diligence’s book value, and (ii) the average of Top Diligence’s book value and market value.

TSGL and Top Legend entered into a Standard Bareboat Charter on September 7, 2018, under which TSGL delivered the vessel Top Elegance to Top Legend, and Top Legend became in full possession of the vessel and is responsible for its maintenance and operation throughout the charter period of ten (10) years. Top Legend shall pay TSGL a charter hire consisting of (i) the principal amount of US$147,583.33 with a floating rate of interest, as specified in each hire installment invoice, and (ii) a monthly administrative fee equal to one-twelfth (1/12) of two percent (2%) of the outstanding principal loan balance under the certain facility agreement of which the original principal balance is US$35,420,000, for which the acquisition loan of Top Elegance accounted US$17,710,000 (none of Intercont or its subsidiaries is a party to such facility agreement). Upon the expiration of the charter, Top Legend is obligated to purchase Top Elegance at a price equal to the 10% of the higher of (i) Top Elegance’s book value, and (ii) the average of Top Elegance’s book value and market value.

The United States Trade Representative (“USTR”) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally would include a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for dry bulk vessels with capacity less than 80,000 dwt, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

Although all ships in our fleet were constructed in China, the port fees imposed by USTR will not apply to our global maritime shipping business at the moment as our global maritime shipping business does not involve calling at U.S. ports. But in addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China imposed retaliatory port fees to restrict vessels of U.S. origin calling at Chinese ports on October 14, 2025, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide.

The actual implementation of this action remains uncertain. On October 30, 2025, China’s Ministry of Commerce unveiled the outcomes achieved by Chinese and US delegations during their recent economic and trade talks in Kuala Lumpur from October 25, 2025 to October 26, 2025. Among other consensus, the US side will suspend the implementation of measures under its Section 301 investigation targeting China's maritime, logistics and shipbuilding industries for one year. In response, China will correspondingly suspend the implementation of its countermeasures against the US side for one year once the US suspension takes effect, according to the spokesperson of China’s Ministry of Commerce. This suspension of implementation of measures under Section 301 investigation is pending the confirmation by the USTR.

Customers

Our Shipping Subsidiaries also maintain good relationships with customers to keep a steady flow of business needs for global maritime shipping services. For the year ended June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 74% of the Group’s total revenues. For the year ended June 30, 2024, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 48% and 19%, respectively, of the Group’s total revenues. In the year ended June 30, 2024, due to market price fluctuation, Customer B terminated a revenue contract with us in advance. But we were able to lease the same vessel to Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) at a price approximately 25% below the original price to Customer B. As a result, there was no significant impact on our revenue for the year ended June 30, 2024. For the year ended June 30, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer B and Customer C accounted for approximately 43%, 19% and 12%, respectively, of the Group’s total revenues.

Our Shipping Subsidiaries enter into standard charter agreements and vessel management agreements with their customers. The charter agreements are in standard forms, setting forth the parties, the charter period, the charter hire, as well as the specifications of the vessel chartered, including its type, total dead weight, classification society, etc. The vessel management agreements are also in standard forms, setting forth the parties, the vessel to be managed, the term of the management, and the daily management fee.

Set forth below is a summary of the material agreements entered into by our Shipping Subsidiaries.

On December 25, 2024, Max Bright entered into a charter leasing Top Diligence to Topsheen Shipping Singapore Pte. Ltd., a related party, at a daily price of US$12,500. The term of the charter commenced on January 1, 2025, and ends on December 31, 2025.

On December 25, 2024, Top Legend entered into a lease chartering Top Elegance to Topsheen Shipping Singapore Pte. Ltd., a related party, at a daily price of US$12,500. The term of the charter commenced on January 1, 2025, and ends on December 31, 2025.

Top Moral and Top Wisdom entered into a Vessel Management Agreement on August 12, 2022, under which Top Moral entrusted Top Wisdom to manage the vessel Top Brilliance for a period of five (5) years commencing on the execution date. Top Wisdom is responsible for the maritime management, crew management, technical maintenance, insurance arrangements, and other matters relating to Top Brilliance for a monthly management fee of US$6,000. The agreement may be automatically extended for an additional year upon expiration unless either party provides notice of objection. Top Wisdom is also entitled to an incentive payment of US$5,000 for each day that Top Brilliance remains seaworthy beyond three-hundred and sixty (360) days in a given year.

Top Creation and Top Wisdom entered into a Vessel Entrusted Management Agreement on January 1, 2022, under which Top Creation entrusted Top Wisdom to manage the vessel Top Advancer for a period of four (4) years commencing on the execution date. Top Wisdom is responsible for the maritime management, crew management, technical maintenance, insurance arrangements, and other matters relating to Top Advancer for a monthly management fee of US$6,000. The agreement may be automatically extended for an additional year upon expiration unless either party provides notice of objection. Top Wisdom is also entitled to an incentive payment of US$5,000 for each day that Top Advancer remains seaworthy beyond three-hundred and sixty 360 days in a given year.

Top Creation and Top Wisdom entered into a Vessel Seafarer Dispatch Agreement on January 1, 2022, under which Top Creation engaged twenty-one (21) crew members sourced by Top Wisdom for service aboard the vessel Top Advancer for a period of four (4) years commencing on the execution date. Top Creation will reimburse Top Wisdom for its actually incurred expenses, including but not limited to crew wages, food expenses, and domestic travel expenses, and Top Wisdom will receive an annual management fee of US$50,000.

Top Moral and Top Wisdom entered into a Seafarer Dispatch Agreement on August 12, 2022, under which Top Moral engaged twenty-two (22) crew members sourced by Top Wisdom for service aboard the vessel Top Brilliance for a period of five (5) years commencing on the execution date. Top Moral will reimburse Top Wisdom for its actually incurred expenses, including but not limited to crew wages, food expenses, and domestic travel expenses, and Top Wisdom will receive an annual management fee of US$44,000.

Seaborne Pulping

Intercont plans to operate its seaborne pulping business through Openwindow, backed by the Shipping Subsidiaries’ connection in the industry. The Group has not launched the seaborne pulping business as of the date of this annual report. The Group plans to launch its seaborne pulping business in an orderly manner during the fiscal year 2026, subject to the external economic environment and market conditions.

Traditional Pulping Industry

Pulp mills process timber into pulp, the fundamental material for paper and paper products. After unloaded to a pulp mill, timber gets chipped into small pieces and screened to remove oversized and undersized chips. Chips are pre-treated with heat or chemicals to soften the lignin before further processing. Then, to turn wood into pulp, either mechanical or chemical method is used. In the mechanical approach, the chipping machine consumes diesel to grind and shred chips into lignin. Under the chemical approach, chemicals such as sodium hydroxide and sulfide liquor are used for the removal of lignin and separation of cellulose. The treated pulp then gets washed and bleached. For ease of later transportation and handling, the pulp will be dried and baled.

Though mechanical and chemical processes produce products fit for different uses because of the different lignin concentration resulting from the processes. The mechanical method has higher yield of pulp, but the pulp contains more lignin, making its end product suitable for paperboards and newsprint, but not high-end paper products such as tissues or fine printing paper. In contrast, the chemically produced pulp contains less lignin, and is therefore suitable for fine paper products.

The traditional pulp production requires landmass to build up factories, consumes thermal and electric energy, and the use of chemicals results in heavy pollution. As improvement, some bio-enzymes are used as alternatives to chemicals. Unlike chemicals, the bio-enzymes are environmentally friendly. Thereby, the production of certain types of paper products that can be processed by bio-enzymes have much less environmental impact.

Openwindow’s Seaborne Pulping Technology

Openwindow’s seaborne pulping business will utilize technologies to be developed by the Group and third parties. Openwindow’s seaborne pulping design is based on the mechanical method. Modularizing the onshore model, Openwindow expects to easily transplant the equipment onto factory ships. By utilizing the shipping time to make pulp with environmentally friendly designs, we expect the supply chain can be shortened and greenized.

The Group plans to develop pulp production technology ships based on two technical models: the dry pulping model and wet pulping model. The first ship is planned to adopt the dry pulping model, while subsequent ship modifications will determine whether to use dry or wet pulping based on the vessels’ characteristics and customer requirements.

The Dry Pulping Model:    In the dry pulping process, old corrugated containers will be physically broken down through shredding and air separation. The resulting pulp is pressed into dry pulp blocks with approximately 15% of moisture content. This production method is expected to achieve near-zero emissions of waste water, waste gas, and solid waste, simplifying the production process, and significantly reducing energy consumption.

The Wet Pulping Model:    In the wet pulping process, old corrugated containers are soaked, dispersed, and physically broken down. We plan to use a waste gas recycle system to utilize the exhaust heat from the engines to heat the process water to 50-60°C, which is expected to increase the soaking and dissolving efficiency of the old corrugated containers by 8%-10% within the aforementioned temperature range. We believe using exhaust heat reduces the need for electricity or fuel, thereby enhancing production efficiency and lowering energy consumption. We further believe that for improved environmental results, the exhaust gases, after heat exchange, will be directed into a filtration system to remove harmful substances, further reducing the environmental impact. Additionally, we believe that specific biological enzymes can be added to further improve production efficiency.

More specifically, the eventual waste gas recycle system design is expected to consist of a waste heat recovery system and a waste heat power generation system. We expect the waste heat recovery system will be designed to convert the waste heat from the vessel engines’ exhaust gas and jacket water into thermal energy of hot water. The waste heat recovery system is expected to reduce the emission concentration of pollutants in the exhaust gas and help reduce pollutant emissions. We expect the waste heat power generation system to be designed to transform the thermal energy into mechanical and electric energy, which we believe will reduce energy consumption.

However, we are still in the research and development stage of the waste gas recycle system related technology, and we have not tested out such technology in practice. There is a risk that the technology may undergo further modifications, potentially failing to function as intended in practice, to work at the anticipated efficiency, or to function at all. For further information, see “Item 3. Key Information – 3.D. Risk Factors — Risks related to our business and industry — Our seaborne pulping business is still in early stages, and may not operate profitably, if at all”.

The Group will continue to explore other renewable energy solution in the seaborne chipping process. Additionally, the Group also expects to make modifications to the diesel engines for higher efficiency. Two frequency-converted low-speed diesel generator sets are designed to be installed on each pulping factory ship to power the pulping process equipment.

The waste heat power generator and diesel generator will transmit power to the distribution panel together. The joint power supply is expected to effectively perform power transmission and distribution work. The power management system controls the power load of each pulping equipment, efficiently and reasonably distributes power, and reduces electricity consumption. Furthermore, the onboard equipment adjustment is expected to include conversions of bulk storage rooms into pulp production rooms, installation of the waste heat recycle system, the power generators, the desalination equipment, and other modification of wire lines for the system to operate. We expect the vessel modification will cause material changes to the dry bulk carrier vessel. As a result, we believe the modified vessel will need a new certification from a classification society before commencing its operation.

Openwindow’s Seaborne Pulping Process

Openwindow plans to collect old corrugated containers from the designated ports. Then cargo handlers will be engaged to stack the old corrugated containers into the cabin, to ready such containers for the pulping streamline. The pulping production line is expected to be an automatic distributed control system (“DCS”), consisting of a large number of cameras monitoring the status of each equipment, enabling personnel to control and operate in a control room.

At the port, during a regular process, we expect the crew will take the old corrugated containers off the storage trusses, cutting the wires bundling the containers during transportation. Then the old corrugated containers are expected to be transported from the storage cabins to the processing cabin on a gantry mechanism, and expected to be put into the mechanical broke pulpers, transforming them into liquid pulp. We believe the liquid pulp will be further processed to remove impurities, in which process enzyme will be added to further dissolve unwanted fibers, saving energy and enhancing the quality of the pulp. Finally, we expect that the pulp will be condensed and dehydrated into pulp bales containing approximately 50% of water, ready to offload to downstream paper mills for paper making. The pulping process is expected to be automated by a DCS, and we expect trained personnel to be monitoring this pulping process in a control room to check the status and make necessary adjustments.

Additionally, in the initial stages, Openwindow plans to produce pulp exclusively out of wastepaper, which we believe are easily available and of high quality. Incurring no need to cut down new timber, Openwindow expects to generate economic gains at minimum environmental costs.

Routes

Openwindow expects to launch its first line between Southeast Asia and China. Openwindow plans to procure old corrugated containers through both direct purchases and trade agents, transporting them to a designated port in Southeast Asia. There, we expect a factory ship will load the old corrugated containers and begin the pulping process as the voyage to China starts. We expect the pulping process will be completed during a journey of about fifteen (15) to seventeen (17) days. Upon arrival in the designated Chinese port, we expect the processed pulp will be offloaded. We then expect the factory ship will then return to the Southeast Asia port to reload materials and begin the cycle again. We expect that each round trip will take approximately thirty (30) to thirty-five (35) days.

In the future, Openwindow also plans to launch lines between U.S. and China. Openwindow’s suppliers are expected to collect old corrugated containers across the U.S. and ship them to a designated port. Then we expect that the factory ship will take a route as instructed according to the business needs, while processing the pulp during the voyage. Ultimately, the factory ship is expected to arrive at a Chinese port, offloading the pulp bales to the customers. We expect that a round-trip of the planned U.S.-China route will take approximately sixty (60) to seventy (70) days.

Leased-in and Self-owned Factory Ships

Openwindow plans to start its seaborne pulping business with leased-in factory ships models first. Initially, Openwindow plans to lease factory ships from shipowners. Such shipowners are expected to modify the factory ships under Openwindow’s technical specifications. Upon satisfactory inspection, it is expected that Openwindow will accept such factory ships and hire them to launch the seaborne pulping business. Such a leased-in business model is expected to enable Openwindow to quickly scale up the seaborne pulping business and increase its revenue. In the long run, Openwindow also has plan to purchase factory ships or lease in bare boats to install modifications by itself. Eventually, the ratio of self-owned factory ships to leased-in factory ships is expected to reach 1:4.

We expect that such modified factory ship will need a new certification from a classification society before commencing its operation.

Suppliers and Costs

Openwindow plans to purchase old corrugated containers, from suppliers in Southeast Asia and the U.S.  Once the seaborne pulping business is launched in the future, Openwindow expects to primarily purchase approximately 100,000 tons of old corrugated containers. As of the date of this annual report, Openwindow has contacted several old corrugated container suppliers for the supply and purchase relationship, and is expected to rely to a certain extent on certain ship ownerships for the provision of seaborne pulping factory ships.

Costs of old corrugated containers can change materially due to shifts in market supply and demand. According to Fastmarkets, a website providing data for commodity markets, the average export price of old corrugated containers in the U.S. market was $109 per ton in August 2022, but surged to $132–$143 per ton in August 2025, depending on the classification and region. Meanwhile, the vessel rental costs can be subject to volatilities in the shipping market as well.

The United States Trade Representative (“USTR”) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally would include a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for dry bulk vessels with capacity less than 80,000 dwt, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

Although we have not launched the seaborne pulping business as of the date of this annual report. The Group plans to launch its seaborne pulping business in an orderly manner during the fiscal year 2026, subject to the external economic environment and market conditions. The factory ships to be used in the seaborne pulping business may have capacity over 90,000 dwt, which is above the 80,000-dwt threshold for the exception from the port fees for Chinese-built dry bulk vessels, and therefore the vessel will not be exempt from the port fee on Chinese-built vessels under the current version of the USTR action. Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. This, in turn, could significantly reduce our profitability of seaborne pulping business, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results of our seaborne pulping business.

On September 10, 2023, Intercont entered into a research and development agreement regarding the pulping vessel technologies with Xinsihui (the “Xinsihui Phase 1 Agreement”). Under the agreement, Xinsihui would develop the big data platform for the seaborne pulping vessels for Intercont at a price of US$300,000. On March 5, 2024, Intercont and Xinsihui entered into another research and development agreement (“Xinsihui Phase 2 Agreement”), under which Xinsihui would develop technologies using waste heat to promote pulping, raw material processing at the port, and installment of boarding raw materials at an aggregate price of US$301,000. On November 13, 2024, Intercont and Xinsihui entered into a licensing agreement (the “Xinsihui Licensing Agreement”), under which Xinsihui licenses all the patents related to the Xinsihui Phase 1 Agreement and Xinsihui Phase 2 Agreement to Intercont free of charge until the later of the third month following the completion of Intercont’s IPO and the first anniversary of the execution date. On August 5, 2025, Intercont and Xinshui entered into an Amendment to the Xinsihui Licensing Agreement to further extend the technology licensing under the Xinsihui Licensing Agreement to January 30, 2026. Depending on the progress of the researches and the business operations, Intercont may acquire these patents and related intellectual properties from Xinsihui to better integrate the seaborne pulping research and development into the Group’s business.

On September 11, 2024, Intercont and Top Wisdom entered into a strategic cooperation memorandum with Rockwell Automation (China) Company Limited (“Rockwell”), under which Rockwell will provide services in the Group’s seaborne pulping business and ESG compliance and reporting.

Customers

Pulp made from old corrugated containers using bio-enzyme is more suitable for certain types of paper products — mostly, containers or packages. Therefore, Openwindow’s targeted customers are those producing paper containers and packages, including those in mainland China and Singapore.

Competitive Advantages

We believe the following competitive strengths have contributed and will continue to contribute to our success.

Global maritime shipping Services

●	Established Track Record in Global Maritime Shipping. Our Shipping Subsidiaries and management team have been in the global maritime shipping business for over a decade. Over the years, our Shipping Subsidiaries have maintained stable business relationships with critical suppliers and customers.

●	Strong Balance Sheet Positioned for Additional Growth. The Group has maintained a stable financial position, and has maintained its liquidity position throughout the downturn in shipping markets through prudent financial risk management. The Group’s moderate financial leverage, together with its current expectation of continued access to bank financing, has strongly positioned the Group to take advantage of further growth opportunities.

●	Experienced management team. The Group has an experienced team. Each management team member of the Shipping Subsidiaries has over ten years of experience in global maritime shipping. The management team’s deep experience and extensive relationships with ship owners, shippers, lenders, insurers, and other industry participants facilitate the smooth operation of the global maritime shipping sector.

●	Large cargo contracts base and strong relationships with key counterparties. Intercont has built a significant base of cargo contracts. Intercont has also established strong long-term global relationships with shipping companies, shipyards, trading houses, and brokers. Thus, Intercont has been able to match demands with supplies in a timely and efficient manner. In addition, a large cargo contracts base helps Intercont to better position its routes geographically and enables it to mitigate market volatility.

Seaborne Pulping Business

●	Light-asset business model. Unlike traditional shipping companies, Openwindow plans to operate the seaborne pulping business on a light-asset model. Openwindow expects to own only a limited number of pulping factory ships, but to lease most factory ships modified according to its specifications from shipowners. Under this model, it is expected that Openwindow may quickly scale up its business without incurring significant capital expenditures.

●	Product quality. Utilizing advanced equipment and procedures, Openwindow expects to be able to deliver what we believe to be high-quality pulp. Openwindow’s pulp is expected to contain less undissolved fiber and impurities than the Chinese national standard, making it readily available for the downstream paper mills’ processing without further treatment. The higher quality pulp is expected to provide Openwindow an edge against some of its competitors.

●	Targeted market. Openwindow’s pulp is expected to be suitable for making paper containers and packages, widely used in the logistics and delivery industry. With a large volume of online shopping transactions, we believe Asia’s market has a corresponding appetite for packaging materials. Openwindow expects to benefit from this specific segment of market.

Growth Strategies

We intend to pursue the following strategies to drive future growth.

Global maritime shipping Business

●	Organically grow our fleet. Our Shipping Subsidiaries plan to organically grow our fleet to increase our revenue and meet increasing demands. Our Shipping Subsidiaries expect to acquire two (2) additional vessels in the upcoming five years but our Shipping Subsidiaries have not entered into any contracts of acquisition of vessels as of the date of this annual report.

●	Improve operation efficiency. We plan to improve the efficiency of our operations, by introducing more advanced technology to empower the chartering service. By better connecting the needs of shipowners and charters, as well as more efficiently arranging the vessel space, we expect to further increase the profit margin of the chartering business.

●	Consolidate the financial conditions. Some of our Shipping Subsidiaries’ vessels are financed, subjecting us to potential risks from interest rate changes and market volatilities. We plan to adjust our capital structure based on the outcome of our operations and market conditions to reduce risks.

Seaborne Pulping business

●	Increase the number of pulping factory ships. Openwindow has contacted a shipowner to set up a factory ship with specific specifications for its seaborne pulping operations and may proceed the cooperation depending on the external economic environment and market conditions. After it launches and operates steadily, Openwindow expects to duplicate the model to new factory ships. Openwindow expects to attain a fleet of eight (8) leased-in and self-owned factory ships in the future. Openwindow has not entered into any contracts to lease or acquire factory ships as of the date of this annual report.

●	Expand product lines. The current designs of Openwindow’s equipment and technology are expected to work best for making pulp out of old corrugated containers. Openwindow plans to improve its technology to manufacture pulp out of other materials and for other purposes.

●	Acquire more customers. Openwindow’s seaborne pulping business is at an early stage. To further grow its business, Openwindow expects to expand its customer base for higher bargaining power and flexibility.

Recent Development

Closing of IPO

On March 31, 2025, Intercont closed its initial public offering (“IPO”) of 1,500,000 Ordinary Shares. Intercont completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282394), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2024, as amended, and declared effective by the SEC on March 27, 2025. The Ordinary Shares were priced at $7.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “NCT” on March 28, 2025.

Over-allotment Option Exercise

On April 7, 2025, Kingswood Capital Partners, LLC., as the representative of the underwriters (the “Representative”) of the initial public offering of Intercont (Cayman) Limited (the “Company”), exercised its over-allotment option in part to purchase an additional 175,000 ordinary shares par value US$0.0001 per share (the “Ordinary Shares”) of the Company at the public offering price of $7.00 per share (the “Offering Price”), before deducting underwriting discounts (the “Option”). The Option was granted to the Representative pursuant to the underwriting agreement entered into by and between the Company and the Representative on March 27, 2025 (the “Underwriting Agreement”) relating to the Company’s IPO, the closing for which took place on March 31, 2025 (the “Offering Closing”). The closing for the sale of the over-allotment shares took place on April 7, 2025 (the “Option Closing”).

Entry into Securities Purchase Agreements with White Lion Capital and Streeterville Capital

White Lion Purchase Agreement

On August 20, 2025, Intercont entered into the White Lion Purchase Agreement with White Lion Capital. Pursuant to the White Lion Purchase Agreement, White Lion Capital is committed to purchase Intercont’s Ordinary Shares with an aggregate gross purchase price of up to $10,000,000, (as may be adjusted as described below, the “White Lion Commitment Amount”) from time to time during the period commencing on the August 20, 2025 and ending on the earlier of (i) the date on which White Lion Capital shall have purchased an aggregate number of Ordinary Shares equal to the White Lion Commitment Amount or (ii) the later of the 18 month anniversary of August 20, 2025 or the first closing (the “White Lion Commitment Period”). The White Lion Commitment Amount may be increased up to $30,000,000 upon the mutual written consent of White Lion Capital and Intercont. Intercont also agreed to issue 49,751 Ordinary Shares (the “White Lion Commitment Shares”) equal to $100,000 divided by the closing price of the Ordinary Shares the business day immediately before the signing of the White Lion Purchase Agreement (the “Commitment Shares Determination Date”), to White Lion Capital as a commitment fee. Intercont may elect to issue the White Lion Commitment Shares at the time of the closing of the first Purchase Notice consummated under this White Lion Purchase Agreement. In the event that the White Lion Commitment Amount is increased to an amount greater than $10,000,000, upon each such increase, Intercont shall issue an amount of Ordinary Shares to White Lion Capital equal to 1% multiplied by the new White Lion Commitment Amount, divided by the closing price of the Ordinary Shares on the Commitment Shares Determination Date, minus the amount of White Lion Commitment Shares previously issued

Under the White Lion Purchase Agreement, subject to certain exceptions, Intercont has the right, but not the obligation, to require White Lion Capital by delivering a purchase notice (the “Purchase Notice”), from time to time, to purchase shares of the Ordinary Shares set forth in such a Purchase Notice. The Purchase Notice may be either a Rapid Purchase Notice or a Jumbo Purchase Notice.

A Purchase Notice shall be deemed delivered to White Lion Capital on the Business Day (i) such Purchase Notice is received by 9:00 a.m. New York time by email by White Lion Capital and (ii) the DWAC of the ordinary shares set forth in such Purchase Notice has been initiated and completed as confirmed by White Lion Capital’s designated brokerage account by 9:00 a.m. New York time. If the applicable Purchase Notice is received after 9:00 a.m. New York time or the DWAC of the applicable Purchase Notice Shares has not been completed as confirmed by White Lion Capital’s designated brokerage account by 9:00 a.m. New York time, then the next Business Day shall be the date of such Purchase Notice, unless waived by White Lion Capital in writing.

For a Rapid Purchase Notice, the purchase price per share (the “Rapid Purchase Price”) to be paid by White Lion Capital shall be, at our election, either (i) the average of the three lowest traded prices of the Ordinary Shares during the Rapid Valuation Period, or (ii) 97% of the traded price of the Ordinary shares two hours following the written confirmation of the acceptance of the Rapid Purchase Notice by White Lion Capital. The Rapid Valuation Period is the same Business Day on which the applicable Rapid Purchase Notice is deemed to be delivered (the “Rapid Purchase Notice Date”). The closing of a Rapid Purchase Notice shall occur one (1) Business Day following the Rapid Purchase Notice Date.

The committed obligation of White Lion Capital under a Rapid Purchase Notice shall not exceed $1,000,000 and the maximum amount of Ordinary Shares set forth in such Rapid Purchase Notice that White Lion Capital is required to purchase shall be 100% of the Average Daily Trading Volume, unless waived by White Lion Capital at its sole discretion.

For a Jumbo Purchase Notice, the purchase price per share (the “Jumbo Purchase Price”) to be paid by White Lion Capital shall be ninety-seven percent (97%) multiplied by the lowest daily VWAP that occurs during the Jumbo Purchase Valuation Period. The Jumbo Purchase Valuation Period is the three (3) consecutive Business Days commencing on the date of the Jumbo Purchase Notice (the “Jumbo Purchase Notice Date”), provided however, that the Company may elect to extend such period from three (3) Business Days up to a maximum of ten (10) consecutive Business Days. The closing of a Jumbo Purchase Notice shall occur one (1) Business Day following the Jumbo Purchase Valuation Period.

The committed obligation of White Lion Capital under a Jumbo Purchase Notice shall not exceed $4,000,000 and the maximum amount of our Ordinary Shares set forth in such Jumbo Purchase Notice that White Lion Capital is required to purchase shall be the product of (a) the number of days in the applicable Jumbo Purchase Valuation Period multiplied by (b) the Average Daily Trading Volume, unless waived by White Lion Capital at its sole discretion.

In addition, the number of our Ordinary Shares on any Purchase Notice to be purchased by White Lion Capital shall not exceed the number of the Ordinary Shares that, when aggregated with all other ordinary shares then owned by White Lion Capital, would result in White Lion Capital owning more than 4.99% of the number of our Ordinary Shares outstanding immediately prior to the issuance of our Ordinary Shares issuable pursuant to such Purchase Notice. White Lion Capital may increase such limitation to up to 9.99% at its sole discretion.

The White Lion Purchase Agreement terminates automatically upon the earlier of the end of the White Lion Commitment Period and certain bankruptcy or similar events, and may be terminated by Intercont upon a material breach by White Lion Capital, or for any reason, from the date on which the White Lion Commitment Shares have been issued to White Lion Capital, in each case as described in the White Lion Purchase Agreement.

In connection with the White Lion Purchase Agreement, Intercont also entered into a registration rights agreement (the “White Lion Registration Rights Agreement”) with White Lion Capital, pursuant to which, Intercont agreed to, within sixty (60) days following August 20, 2025, file with the SEC this registration statement registering the resale of the maximum number of our Ordinary Shares underlying the White Lion Purchase Agreement, as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such Ordinary Shares by White Lion Capital. If the amount of shares initially registered hereby is insufficient, Intercont shall amend the registration statement or file a new registration statement, so as to cover all Ordinary Shares acquired by White Lion Capital pursuant to the White Lion Purchase Agreement as soon as practicable, subject to any limits that may be imposed by the SEC pursuant to Rule 415 under the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Streeterville Purchase Agreement

On September 4, 2025, Intercont entered into a Securities Purchase Agreement (the “Streeterville Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (“Streeterville Capital”), pursuant to which Streeterville Capital agreed to purchase from Intercont one or more pre-paid purchases (each a “Pre-Paid Purchase” and together the “Pre-Paid Purchases”) in the aggregate purchase amount of up to $10,000,000.00 (the “Streeterville Commitment Amount” and together with the White Lion Commitment Shares, the “Commitment Shares”) for the purchase of Intercont’s Ordinary Shares (the “Purchase Shares”). At the closing of the Streeterville Purchase Agreement (the “Closing”) on September 9, 2025, Intercont issued 85,470 Ordinary Shares to Streeterville Capital as a commitment fee (the “Streeterville Commitment Shares”) and 2,555,000 Ordinary Shares to be used as pre-delivery shares (the “Streeterville Pre-Delivery Shares”).

At the Closing, Streeterville Capital agreed to pay Intercont $2,000,000 as the initial purchase price (the “Initial Purchase Price”), which is calculated from an original principal amount of $2,175,000 for the first Pre-Paid Purchase (the “Initial Pre-Paid Purchase”), minus an $160,000 original issue discount and minus $15,000.00 that covers Streeterville Capital’s legal, accounting, and other related costs under the Streeterville Purchase Agreement. Each Pre-Paid Purchase after the Initial Pre-Paid Purchase will have an eight percent (8%) original issue discount and the Initial Pre-Paid Purchase and each Pre-Paid Purchase after the Initial Pre-Paid Purchase will accrue interest at the rate of six percent (6%) per annum. Streeterville Capital also paid $255.50 to Company for the Pre-Delivery Shares.

Pursuant to the Streeterville Purchase Agreement, during the 24 month period from the Closing of the Streeterville Purchase Agreement until either Intercont has sold $10,000,000.00 in Pre-Paid Purchases or the Purchase Agreement has been terminated (the “Commitment Period”), Intercont will have the right, but not the obligation, to direct the Streeterville Capital, by its delivery to the Streeterville Capital of a written request in the form attached to the Streeterville Purchase Agreement (the “Purchase Request”), from time to time, to make a Pre-Paid Purchase (i) in a minimum amount not less than $250,000.00 and (ii) in a maximum amount of $2,000,000 less the aggregate outstanding balance of all outstanding Pre-Paid Purchases at such time, rounded down to the nearest $1,000.00. The closing of each Pre-Paid Purchase will take place on or before the third (3rd) trading day following such Purchase Request, at which time Streeterville Capital will pay Intercont the amount set forth in the Purchase Request for the Pre-Paid Purchase.

Pursuant to the Streeterville Purchase Agreement, Intercont is not under any obligation to request any Pre-Paid Purchase from Streeterville Capital other than the Initial Pre-Paid Purchase. Pursuant to the Streeterville Purchase Agreement, Intercont and Streeterville Capital will execute a Pre-Paid Purchase Agreement in the form attached to the Streeterville Purchase Agreement (the “Pre-Paid Purchase Agreement”) for each Pre-Paid Purchase.

Pursuant to the Streeterville Purchase Agreement, Streeterville Capital may not directly or indirectly, sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of, or enter into any contract, option or other agreement to dispose of (a “Transfer”), any Pre-Delivery Shares. Notwithstanding the foregoing, during the period beginning on any day in which Streeterville Capital delivers a Purchase Notice under a Pre-Paid Purchase to Intercont and ending on the date of delivery of the Streeterville Purchase Shares by Intercont covered by such Purchase Notice (the “Interim Period”), Streeterville Capital may Transfer a number of Pre-Delivery Shares up to the number of Purchase Shares covered by the applicable Purchase Notice. To the extent any such Transfer is made by Streeterville Capital during the Interim Period, an equal number of Streeterville Purchase Shares will be deemed to be Pre-Delivery Shares upon delivery by Intercont to Streeterville Capital and will be subject to the restrictions on Transfer applicable to the Pre-Delivery Shares, such that the total number of Pre-Delivery Shares will always be equal to the initial number of Pre-Delivery Shares under the Streeterville Purchase Agreement. Notwithstanding the foregoing, Streeterville Capital may sell up to $100,000.00 of Pre-Delivery Shares per trading day without needing to submit a Purchase Notice on such trading day, so long as the total number of Streeterville Purchase Shares issuable under the outstanding Pre-Paid Purchases at such time is more than the initial number of Pre-Delivery Shares under the Streeterville Purchase Agreement (as adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions).

At such time as the outstanding balance under each Pre-Paid Purchase is zero and either (i) the Commitment Period has ended or (ii) the Streeterville Purchase Agreement has been terminated, Intercont may repurchase the Pre-Delivery Shares upon a written request, and within thirty (30) trading days, Streeterville Capital will deliver to Company a number of Ordinary Shares equal to the number of Pre-Delivery Shares, and Intercont will pay the Streeterville Capital $0.0001 for each such Pre-Delivery Share.

Pursuant to the Streeterville Purchase Agreement, Intercont also agreed that until all of the Intercont’s obligations under the Streeterville Purchase Agreement are performed in full, subject to certain exceptions (including issuance under the White Lion Purchase Agreement), Intercont will not make any restricted issuance as set forth in the Streeterville Purchase Agreement without the Streeterville Capital’s prior written consent, which consent may be granted or withheld in Streeterville Capital’s sole and absolute discretion.

Pursuant to the Streeterville Purchase Agreement, Intercont also agreed to reserve (the “Share Reserve”) 6,500,000 of its Ordinary Shares to provide for all issuances of Ordinary Shares under the Streeterville Purchase Agreement.

Pursuant to the Streeterville Purchase Agreement, Intercont also agreed that as long as any Pre-Paid Purchase is still active, if Intercont later issues any debt security (including additional Pre-Paid Purchases) that offers better or additional favorable terms than those given to Streeterville Capital in the Purchase Agreement, Intercont must notify Streeterville Capital about those improved terms. Streeterville Capital can then choose to have those better terms added to the Purchase Agreement, so they benefit equally from them. If Intercont fails to provide this notice but Streeterville Capital learns that a third party received such favorable terms, Streeterville Capital can inform Intercont, and those terms will then be applied to Streeterville Capital retroactively, dating back to when the third party received them.

Pursuant to the Streeterville Purchase Agreement, Intercont also agreed that starting at the Closing and continuing until every Pre-Paid Purchase is fully paid, Intercont gives Streeterville Capital a special “participation right.” This right lets Streeterville Capital, if they choose, buy up to 30% of any debt or equity securities Intercont sells in future offerings.

If there are no Pre-Paid Purchases outstanding and if Streeterville Capital owns no Purchase Shares, Intercont may terminate the Purchase Agreement upon ten (10) calendar days prior written notice to Streeterville Capital. The Streeterville Purchase Agreement also contains indemnification clauses.

Pre-Paid Purchase Agreement

Under Pre-Paid Purchase Agreement, following the funding of each Pre-Paid Purchase, Streeterville Capital has the right, but not the obligation, to purchase from Intercont its Ordinary Shares not exceeding (i) the outstanding balance of the funded amount of Pre-Paid Purchases, and (ii) 9.99% beneficial ownership of Intercont’s outstanding Ordinary Shares. Upon receiving written notice from Streeterville Capital requesting Intercont to issue and sell Streeterville Purchase Shares, Intercont shall issue the Streeterville Purchase Shares in the amount set forth on the notice at a purchase price equal to 82.5% of the lowest daily VWAP during the ten (10) consecutive trading days immediately prior to the date of the Notice, with a “Floor Price” set at 20% of the Nasdaq Minimum Price (the “Share Purchase Price”). The “Nasdaq Minimum Price” means the lower of: (i) the Nasdaq official closing price on the Trading Day immediately preceding the applicable measurement date; or (ii) the average Nasdaq official closing price for the five (5) Trading Days immediately preceding the applicable measurement date.

Pursuant to the Pre-Paid Purchase Agreement, if the Initial Registration Statement has not been declared effective within ninety (90) calendar days of the date of execution of the Pre-Paid Purchase Agreement, then the outstanding balance under the Pre-Paid Purchase Agreement will automatically increase by one percent (1%) on such ninetieth (90th) day and continue to increase by one percent (1%) for each thirty (30) days that the Initial Registration Statement is not declared effective until the date that is six (6) months from the date of the Pre-Paid Purchase Agreement.

The Pre-Paid Purchase Agreement allows Intercont, so long as an event of default has not occurred to have the right, to prepay some or all of the remaining balance of the Pre-Paid Purchase before it is due, by giving Streeterville Capital at least ten (10) trading days’ written notice before doing so. On the prepayment date, Intercont will pay Streeterville Capital an amount equal to 120% of the outstanding balance being prepaid.

In the event the Share Purchase Price is less than the Floor Price on the date that a Purchase Notice is delivered by Streeterville Capital to Company, then Streeterville Capital will have the right to cause Intercont to pay the applicable purchase amount in cash within two (2) Trading Days of receipt of the Purchase Notice rather than delivering Streeterville Purchase Shares.

At any time following the occurrence of any event of default, Streeterville Capital may accelerate this Pre-Paid Purchase by written notice to Intercont, with the outstanding balance becoming immediately due and payable in cash in an amount equal to the outstanding balance plus 10% of the outstanding balance and the interest rate will increase to the lesser of eighteen percent (18%) per annum or the maximum rate permitted under applicable law.

Pursuant to the Pre-Paid Purchase Agreement, so long as no Event of Default has occurred, Streeterville Capital will limit its aggregate sales of Purchase Shares on the open market in any given calendar week to 15% of the weekly trading volume of the Ordinary Shares as reported on all trading markets (the “Sales Limitation”). In the event Streeterville Capital exceeds the Sales Limitation, the outstanding balance of the Pre-Paid Purchase will be reduced in an amount equal to one hundred percent (100%) of the net proceeds Streeterville Capital received from excess sales in any given week.

Streeterville Registration Rights Agreement

Pursuant to the Streeterville Purchase Agreement, Intercont agreed to file in accordance with the provisions of the Securities Act and the rules and regulations thereunder, with the SEC within forty-five (45) days from the Closing a registration statement on Form F-1 registering the lesser of 40,000,000 Ordinary Shares or the maximum number of Ordinary Shares permitted by the SEC for the Streeterville Commitment Shares, including but not limited to the Pre-Delivery Shares and Streeterville Purchase Shares.

Under the Streeterville Registration Rights Agreement, we have agreed to indemnify Streeterville Capital against certain liabilities that it may incur in connection with the sale of the securities pursuant to a prospectus, including liabilities under the Securities Act, and to contribute to payments that Streeterville Capital may be required to make with respect thereto. In addition, Intercont and Streeterville Capital may agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

Entry into Several Service or Consulting Agreements

On July 10, 2025, the Company entered into a consulting agreement with JA CAPITAL IN NY L.L.C. to enhance its U.S. capital market branding and investor communications with a twelve-month service period. Full payment of $600,000 was made on September 18, 2025.

On July 12, 2025, the Company entered into a financial advisory agreement with Atlas Capital Strategies LLC to optimize capital structure and support financing and M&A strategies with a twelve-month service period. Full payment of $1,317,000 was made on September 18, 2025.

On September 22, 2025, the Company entered into a consulting agreement with Atlas Harbor Investment Limited for comprehensive advisory services including market analysis, regulatory assessment, and business development support with a twelve-month service period. Full payment of $2,057,000 was made on September 29, 2025.

Competition

For the international maritime business, we face intense competition in vessel chartering and vessel management sections. Competitors in the vessel chartering business include CSSC (Hong Kong), Shipping Company Limited, COSCO SHIPPING Corporation Limited, AVIC International Maritime Holdings Ltd, etc.; and competitors in the vessel management service section include V.Group Holdings Limited, among others.

Our seaborne pulping business operates an innovated business model, which produces pulp from waste old corrugated cardboards, focusing on the packaging materials industry. We expect to source raw materials from North America and Southeast Asia and explore markets in Southeast Asia and East Asia. Our business model is different from those of the incumbent shipping companies. Therefore, we do not expect to see direct competitors for our seaborne pulping business in the near future.

Insurance

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes amongst others the handling and management of situations such as mechanical failure and/or physical damage to the ship, collision, third party property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities rising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, war risk and other insurance coverage for our fleet with Swedish Club, the London P&I Club, PICC Property and Casualty Company Limited. Accordingly, if any vessels owned or operated by our Shipping Subsidiaries incur significant costs from an accident, spill or other environmental liability or becomes subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships.

Hull and Machinery Insurance

We have in place Fleet Marine Hull and Machinery and Fleet War Risk insurance policies, providing coverage for particular damage to the vessel, salvage and towage costs following a casualty as well as for vessel Actual or Constructive Total Loss. The vessels are each insured up to at least fair market value, subject to a deductible of US$30,000 per incident. We also maintain Increased Value insurance. Under the Increased Value insurance, in case of total loss of a vessel, we will be able to recover the sum insured under the Increased Value policy in addition to the sum insured under the Hull and Machinery policy. Increased Value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is a form of mutual indemnity insurance, designed to covers third party liabilities likely to arise out of our shipping activities. It is provided by non-profit-making insurance organizations commonly known as Protection and Indemnity Associations or “P&I Clubs”. This insurance aims to respond to third-party liability claims and other related expenses arising amongst others from injury or death of crew, passengers, or other third parties, loss of or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, salvage costs to the extent that they aim to control or mitigate the environmental effect following a casualty, wreck removal and other discretionary costs. Our current protection and indemnity insurance provides cover for Oil Pollution up to US$1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.

Under the current structure, clubs’ contributions to claims in the lower pool layer from US$10 million to US$30 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from US$50 million to US$100 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis. The International Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool US$100 million) up to an amount of US$3.1 billion any one claim (US $1 billion for Oil Pollution claims). It is said to be the largest single marine reinsurance contract in the market. As members of Mutual P&I Associations, we may become subject to unbudgeted supplementary calls payable to the P&I Club depending on its fiscal year results that they are determined by 3 main parameters, i.e., their exposure from payment of claims, the income through premium and the income arising from investments. Our aim at every renewal is to conclude our P&I insurance with “A rated” P&I clubs as this, amongst other benefits, eliminates the risk of unbudgeted supplementary calls being imposed.

Directors and Officers Insurance

We have obtained D&O insurance to reduce our indemnification obligations towards our directors and officers for certain preset types of claims and liabilities asserted against them in relation to their exercise of duties for our company. The policy covers from March 28, 2025 to March 28, 2026.

Seasonality

The maritime shipping business is affected by seasonality. Usually, the global shipping demand increases before certain major festivals, such as Christmas and the Lunar New Year. But since the Shipping Subsidiaries have long term agreements with suppliers and customers, the Group does not expect to see material impact caused by seasonality factors. Meanwhile, the Group does not expect to see material seasonality in the seaborne pulping business.

Legal Proceedings

As of the date of this annual report, to the management’s best knowledge, the Group is not subject to or under threat of any litigation or legal proceeding that would cause material adverse effect on the business of the Group.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities.

Regulations applicable to our global maritime shipping business

Our global maritime shipping business is subject to various laws and regulations, from international conventions to national, state and local laws and regulations in effect where our Shipping Subsidiaries may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels. We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulations — International Maritime Organization (“IMO”)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), and has been periodically updating it with relevant amendments. MARPOL addresses pollution from ships by oil, noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Vessels owned and operated by our Shipping Subsidiaries are subject to standards imposed by the IMO.

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI set limits on sulfur oxides (“SOx”) and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on emissions. Options for complying with the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. In October 2008, the IMO adopted amendments to Annex VI, and the United States ratified the Annex VI amendments in October 2008.

Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. It is up to individual parties to MARPOL to enforce fines and sanctions, and several major port state regimes have announced plans to do so. We may incur costs to comply with the amended Annex VI requirements.

We currently have no committed capital expenditure obligations or plans for the installation of scrubbers on our vessels. To comply with emissions regulations, our vessels are not retrofitted with scrubbers need to use low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Our vessels may therefore face difficulties in competing with vessels equipped with scrubbers.

More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%.

Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (“SDR”) plus 631 SDR for each additional gross ton over 5,000. For a vessel over 140,000 gross tons, liability is limited to 89.77 million SDR. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

The IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal International Oil Pollution Prevention (“IOPP”) survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with IOPP certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024. Each vessel in our current fleet has ballast water treatment systems installed and has been issued with an International Ballast Water Management Certificate by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Climate Control Initiatives

Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from global maritime shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives.

The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. Draft MARPOL amendments released in November 2020 and adopted in June 2021 build on the EEDI and SEEMP by requiring ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of global maritime shipping by 40% by 2030. The EEXI, which entered into force in January 2023, requires alterations to a vessel’s design, machinery or arrangements to meet a certain goal of CO2 grams emitted per capacity tonne mile under certain reference conditions. This measure accounts for the vessel’s engine power, fuel consumption and CO2 conversion capacity, all of which make it impossible to effect EEXI compliance by merely reducing the ship’s speed or cargo load. Alongside the EEXI, a mandatory Carbon Intensity Indicator (“CII”) was introduced on January 1, 2023. This measure of annual efficiency is used to rate vessels based on the grams of CO2 they emit per dwt-mile, giving all cargo vessels above 5,000 GT a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the SEEMP and approved. These changes were accompanied by the introduction of the so-called “Enhanced SEEMP,” a strengthened version of SEEMP that includes new mandatory content, such as a CII target implementation plan, on top of being subject to approval by appropriate authorities. These new requirements for existing ships will be reviewed by the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements.

The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. In June 2022, the European Union revised proposed amendments to these regulations which would effectively impose an Emissions Trading System (“ETS”) on Marine Shipping going through ports or routes under the E.U.’s regulatory jurisdiction. If adopted, these amendments would impose an additional regulatory burden on us to confirm that our vessels meet the revised EU requirements, as well as potential additional costs related to the ETS. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

The China Maritime Safety Administration (the “China MSA”) issued the Regulation on Data Collection of Energy Consumption for Ships in November 2018. This regulation became effective on January 1, 2019 and requires ships calling on Chinese ports to report fuel consumption and transport work details directly to the China MSA. This regulation also contains additional requirements for Chinese-flagged vessels (domestic and international) and other non-Chinese-flagged international navigating vessels. In November 2022, the China MSA published an additional Regulation of Administrative Measures of Ship Energy Consumption Data and Carbon Intensity, which came into effect on December 22, 2022. This regulation was essentially enacted to implement MARPOL Annex VI to Chinese-flagged vessels, though a few of its provisions also apply to foreign ships with a gross tonnage of at least 400 entering and exiting Chinese ports. This Regulation essentially applies more stringent rules around that collection and reporting of data related to ships’ energy consumption, as is already required by the 2018 regulation.

On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA. In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.

Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats, as described below. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Vessel Security Regulations

Many initiatives intended to enhance vessel security have been proposed since the terrorist attack on September 11, 2001. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

●	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

●	on-board installation of ship security alert systems;

●	the development of vessel security plans; and

●	compliance with flag state security certification requirements.

The United States Coast Guard regulation’s aim to align with international maritime security standards exempted non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to confirm that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these requirements will have a material financial impact on our operations.

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98) — Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to confirm that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships by January 1, 2021.

Vessel Recycling Regulations

The EU has adopted a regulation aiming to facilitate the ratification of the IMO Recycling Convention and setting forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation took effect on non-EU-flagged vessels calling on EU ports on December 31, 2020.

Flag state regulations

A ship must be registered in a country and sailed under the flag of the country which that ship is registered (the “Flag State”). The effect is that the ship will have a nationality. Even in another state’s territorial waters, those on board of the ship are also subject to the law of the Flag State. The ship is subject to the jurisdiction of the Flag State and the Flag State can exercise regulatory control over the ship that sails under its flag. The jurisdiction and regulatory controls involve inspection, certification and the issue of papers in relation to safety and pollution prevention pursuant to the applicable international conventions and national laws. The vessels owned or chartered by us are registered in Hong Kong and Marshall Islands. In addition to the international convention, the vessels owned or chartered by our Group are also subject to the applicable laws, regulations and requirements of Hong Kong and Marshall Islands.

Hong Kong laws and regulations

As we conduct business in Hong Kong through our Shipping Subsidiaries, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) provides the principles that a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data (a “Data User”) must follow in respect of any acts concerning information, existing in a form which access to or processing of is practicable, which relates to a living individual and can be used to identify that individual (the “Personal Data”). Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data (the “Commissioner”) to issue a written enforcement notice (the “Enforcement Notice”) directing such Data User to remedy and prevent recurrence of contravention.

Unless the Data User can provide reasons acceptable to the Commissioner, (a) contravention with the Enforcement Notice is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000; and (b) subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”)

As we carry on businesses in Hong Kong, we are subject to BRO, which requires every person (a company or an individual) carrying on a business in Hong Kong to register with the Inland Revenue Department of Hong Kong and obtain a business registration certificate within one month of the commencement of the business. Business registration is a process based on application and does not involve government approval. Once the requisite criteria are met, a business registration certificate in Hong Kong will be granted. Business registration serves to notify the Inland Revenue Department in Hong Kong of the establishment of a business in Hong Kong and facilitate the collection of tax from businesses in Hong Kong.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”)

The IRO is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. The standard profits tax rate for corporations is at 16.5%. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except those with a connected entity which is nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In other words, within a group of connected entities, only one entity can enjoy the two-tiered profits tax rates. IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation.

IRO contains provisions which require the adoption of the arm’s length principle for pricing in related party transactions. Section 20A of the IRO gives the Inland Revenue Department (the “IRD”) wide powers to collect tax due from non-residents. The IRD may also make transfer pricing adjustments by disallowing expenses incurred by the Hong Kong resident under sections 16(1), 17(1)(b) and 17(1)(c) of the IRO and challenging the entire arrangement under general anti-avoidance provisions, such as sections 61 and 61A of the IRO.

Under Section 23B of the IRO, charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax.

Merchant Shipping Ordinance (Chapter 281 of the Laws of Hong Kong) (“MSO”)

The MSO principally deals with (a) registration and licensing of ships; (b) forfeiture of ship; (c) compulsory third party risks insurance; and (d) detention of ships. Under the MSO, there are three subsidiary legislations applicable to us which comprise Merchant Shipping (Forms) Regulations, Merchant Shipping (Fees) Regulations and Merchant Shipping (Marine Courts) Regulations, relating mainly to forms and fees for the purpose of the MSO or of regulations under the MSO, and formal investigations into casualties and inquiries into charges of incompetency or misconduct.

Merchant Shipping (Registration) Ordinance (Chapter 415 of the Laws of Hong Kong) (“MS(R)O”)

The MS(R)O provides for the registration of ships and mortgages of ships in Hong Kong. According to the MS(R)O, a ship subject to a demise charterparty may be registered in Hong Kong if the demise charterer or lessee of that ship is a “qualified person” as defined in MS(R)O. There is no requirement that a ship owned by a qualified person must be registered in Hong Kong.

Qualified persons under MS(R)O include: (i) an individual who is a resident of Hong Kong and holds a valid Hong Kong identity card; (ii) a company incorporated in Hong Kong; and (iii) a company incorporated outside Hong Kong, but which has established a place of business in Hong Kong and has registered under the Companies Ordinance in Hong Kong as “an oversea company” with a place of business in Hong Kong. The HK Subsidiaries fall within the definition of “qualified persons”.

Under the MS(R)O, there are subsidiary legislations applicable to us which include, among others, Merchant Shipping (Registration) (Fees and Charges) Regulations (Chapter 415A of the Laws of Hong Kong), Merchant Shipping (Registration) (Ships’ Names) Regulations (Chapter 415B of the Laws of Hong Kong) and the Merchant Shipping (Registration) (Tonnage) Regulations (Chapter 415C of the Laws of Hong Kong).

The Registrar of Ships of Hong Kong is responsible for keeping a register for ships registered or provisionally registered under the MS(R)O. The register shall contain particulars in respect of ships, owners and their respective interests in ships, demise charterers, mortgagees and representative persons as are prescribed.

Merchant Shipping (Safety) Ordinance (Chapter 369 of the Laws of Hong Kong) (“MS(S)O”) and Merchant Shipping (Prevention and Control of Pollution) Ordinance (Chapter 413 of the Laws of Hong Kong) (“MS(PC)O”)

Hong Kong is an Associate Member of the International Maritime Organization (IMO) and has accepted the international conventions relating to safety and protection of the marine environment. These conventions are implemented through regulations made under the MS(S)O and MS(PC)O and regulates the safety and prevention and control of pollution issues of Hong Kong ships.

Merchant Shipping (Liability and Compensation for Oil Pollution) Ordinance (Chapter 414 of the Laws of Hong Kong) (“MS(LCOP)O”)

The MS(LCOP)O provides for the legislative framework in enforcing claims against the shipowners where any persistent oil carried by the ship is discharged or escaped from the ship resulting in pollution and damage.

Air Pollution Control (Fuel for Vessels) Regulations (Chapter 311AB of the Laws of Hong Kong) (“APC(FV)R”)

The APC(FV)R regulates the air pollution from the marine sector and implements marine emission standards. A statutory cap of 0.05% on the sulfur content of locally supplied marine light diesel (MLD) has been imposed, which primarily affects local vessels. Ocean-going vessels (OGVs) are also required to switch to compliant fuel while at berth in Hong Kong.

The International Maritime Organization (IMO) requires the sulfur content in fuel oil to be less than 0.5%. The prohibition applies to vessels within the waters of Hong Kong. During its stay in the waters of Hong Kong, a vessel is prohibited from using any fuel other than compliant fuel for combustion purposes for operating any of its specified machinery, which includes the main engine, auxiliary engine, boiler and generator.

Compliant fuel required by the APC(FV)R includes low-sulfur marine fuel with sulfur content not exceeding 0.5%, liquefied natural gas or any other fuel approved by the authority.

The owner and master of OGVs in the waters of Hong Kong must record the following particulars in a log book of the vessel as soon as practicable:

1.	the date and time when the vessel enters and exits the waters of Hong Kong;

2.	the date and time when a fuel switch operation to compliant fuel is completed on the vessel;

3.	the vessel’s position, and the volume and sulfur content of the compliant fuel carried on the vessel for operating its specified machinery when a fuel switch operation to compliant fuel is completed on the vessel;

4.	the date and time when a fuel switch operation to non-compliant fuel commences on the vessel; and

5.	the vessel’s position, and the volume and sulfur content of the compliant fuel carried on the vessel for operating its specified machinery when a fuel switch operation to non-compliant fuel commences on the vessel.

Merchant Shipping (Collision Damage Liability and Salvage) Ordinance (Chapter 508 of the Laws of Hong Kong) (“MS(CDLS)O”)

The MS(CDLS)O governs the law relating to salvage operations. This Ordinance incorporates the International Convention on Salvage 1989, thereby bringing this aspect of Hong Kong law in line with international laws.

Carriage of Goods by Sea Ordinance (Chapter 462 of the Laws of Hong Kong) (“CGSO”)

The CGSO incorporates the Hague-Visby Rules which governs the rights and liabilities (and the limitation of such liabilities) of the parties (including the shipowners) relating to the transportation of goods by sea. Whilst most of the member states to the international conventions simply adopt the requirements of the international conventions by incorporating the same in its national laws, the Flag State requirements of some states may be different or extended to aspects which are not addressed in the international conventions.

Dangerous Goods Ordinance (Chapter 295 of the Laws of Hong Kong) (“DGO”)

Pursuant to section 8 of the DGO, no person (including a body corporate) shall, inter alia, supply vessels or equipment for loading, discharging or moving dangerous goods on vessels except under and in accordance with a licence (or permit) issued under the DGO.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (“OLO”)

The OLO regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The OLO imposes a common duty of care on an occupier of a premise to take reasonable care of the premise in all circumstances so as to ensure that his visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants, and Equipment

Facilities

Except for our fleet, the Group does not own any other major assets. Top Wisdom leases 1,900 sq. ft. office space in Nanjing, China, at an annual rate of CNY 198,000 (approximately US$27,500) from a shareholder’s family member.

Intercont entered into a one-year office services agreement with Regus HK Management Limited on October 16, 2024, pursuant to which Intercont is allowed to use the office space of 355 sq.ft. at Room 1102, Lee Garden One, 33 Hysan Avenue, Hong Kong for a monthly rate of HK$4,246.15 (approximately US$546). The term of the said office services agreement commenced on January 1, 2025 and is due to expire on December 31, 2025.

Intellectual Property

Intercont considers its patents, copyrights, trademarks, trade names, internet domain names, patents and other intellectual property assets invaluable to its ability to develop and protect new technology, grow its business and enhance its brand recognition. As of the date of this annual report, the Group does not own any intellectual property except for the domain name http://www.intercontcayman.com. The Group is applying for patents related to the seaborne pulping technologies, and will cooperate with third party researchers to explore favorable licensing agreements.

ITEM 4A-UNRESOLVED STAFF COMMENTS

None.

ITEM 5-OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined and consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

Overview

Intercont was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”), is currently principally engaged in time charter service and vessel management services business globally.

For the years ended June 30, 2025, 2024 and 2023, our revenues were approximately $25.1 million, $25.5 million and $32.4 million, respectively. For the years ended June 30, 2025, 2024 and 2023, we had net income of approximately $3.1 million, $3.1 million and $10.9 million, respectively.

Recent Development

On August 20, 2025, the Company entered into an Ordinary Share Purchase Agreement with White Lion Capital LLC, a Nevada limited liability company (the “White Lion Capital”). Pursuant to the Purchase Agreement, White Lion Capital is committed to purchase our ordinary shares, par value US$0.0001 per share, with an aggregate gross purchase price of up to $10,000,000 from time to time during the period commencing on the August 20, 2025 and ending on the earlier of (i) the date on which White Lion Capital shall have purchased an aggregate number of our ordinary shares equal to the Commitment Amount or (ii) the later of the 18 month anniversary of the Execution Date or the first closing. The Commitment Amount may be increased up to $30,000,000 upon the mutual written consent of White Lion Capital and us.

On September 4, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, (i) securities in the form of one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) in the aggregate purchase amount of up to $10,000,000 (the “Commitment Amount”), for the purchase of ordinary shares, par value $0.0001 per share, of Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase; (ii) 85,470 Ordinary Shares as a commitment fee for the Pre-Paid Purchase facility set forth in the Purchase Agreement (the “Commitment Shares”); and (iii) 2,555,000 Ordinary Shares to be used as pre-delivery shares (the “Pre-Delivery Shares”) on September 9, 2025 (the “Closing Date”). The Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $2,175,000, before deducting an original issue discount (the “OID”) of $160,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The Company received net proceeds of $2,000,000 on September 10, 2025. The Commitment Shares and the Pre-Delivery Shares were issued to the investor on September 9, 2025. The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be eight percent (8%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the rate of six percent (6%) per annum. In addition, Investor also paid $255.50 to Company for the Pre-Delivery Shares. The initial Pre-Paid Purchase may be settled, at the Investor’s discretion, in Ordinary Shares valued at 82.5% of the lowest daily volume-weighted average price (VWAP) during the ten (10) trading days prior to each Purchase Notice Date (as defined in the Purchase Agreement). The Company may not issue shares that would cause the Investor to beneficially own more than 9.99% of the Company’s outstanding Ordinary Shares at any time.

Key Factors that Affect Operating Results

The Group is engaged in the international maritime transportation business of providing time charter and vessel management services globally and primarily derives its revenue from time charter contracts and providing vessel management services. We believe the principal factors that affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and those that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

●	the demand for seaborne transportation services;

●	the ability of our commercial and chartering operations to successfully employ our vessels at economically attractive rates;

●	the effective and efficient technical management of our vessels; and

●	the strength of and growth in our customer relationships.

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

●	the charter hire earned by the vessels under our charters;

●	our access to capital required to acquire additional vessels and/or to implement our business strategy;

●	our ability to sell vessels at prices we deem satisfactory; and

●	our level of debt and the related interest expense and amortization of principal.

Operating Results

For the Years Ended June 30, 2025 and 2024

The following table summarizes the results of our operations for the years ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Years Ended June 30,			%
	2025	2024	Change	Change

REVENUE:
Total revenue	$25,135,681	$25,526,936	$(391,255)	(2)%
COST OF REVENUE:
Cost of revenues	17,299,701	18,177,271	(877,570)	(5)%
GROSS PROFIT	7,835,980	7,349,665	486,315	7%

OPERATING EXPENSES:
General and administrative expenses	2,314,051	1,669,958	644,093	39%
Research and development expenses	621,024	601,000	20,024	3%
Total operating expenses	2,935,075	2,270,958	664,117	29%
INCOME FROM OPERATIONS	4,900,905	5,078,707	(177,802)	(4)%

OTHER INCOME (EXPENSE):
Interest income	3,892	307,225	(303,333)	(99)%
Interest expense	(1,911,780)	(2,696,117)	784,337	(29)%
Other income, net	111,250	450,253	(339,003)	(75)%
Total other expense, net	(1,796,638)	(1,938,639)	142,001	(7)%
INCOME BEFORE INCOME TAXES	3,104,267	3,140,068	(35,801)	(1)%

PROVISION FOR INCOME TAXES	—	—	—	—%
NET INCOME	$3,104,267	$3,140,068	$(35,801)	(1)%

Revenues

For the year ended June 30, 2025, our total revenue was approximately $25.1 million, decreasing by approximately $0.4 million, or 2%, as compared to approximately $25.5 million for the year ended June 30, 2024.

For the years ended June 30, 2025 and 2024, the disaggregated revenues by revenue streams were as follows:

	For the Years Ended June 30,			%
	2025	2024	Change	Change
Revenue:
Time charter revenue	$19,306,369	$19,613,798	$(307,429)	(2)%
Vessel management services revenue	5,829,312	5,913,138	(83,826)	(1)%
Total revenue	$25,135,681	$25,526,936	$(391,255)	(2)%

Time charter revenue decreased by approximately $0.3 million or 2% from approximately $19.6 million in the year ended June 30, 2024 to approximately $19.3 million in the year ended June 30, 2025. The decrease was primarily attributable to the decrease of hire rate for time charter during the year ended June 30, 2025. The vessel management services revenue decreased by approximately $0.1 million from approximately $5.9 million in the year ended June 30, 2024 to approximately $5.8 million in the year ended June 30, 2025. The balance showed minimal year-over-year variation, reflecting consistent performance in vessel management services contracts for the years ended June 30, 2025 and 2024.

Cost of Revenues

Cost by revenue stream:

	For the Years Ended June 30,			%
	2025	2024	Change	Change
Cost of time charter revenue	$12,172,641	$12,958,301	$(785,660)	(6)%
Cost of vessel management services revenue	5,127,060	5,218,970	(91,910)	(2)%
Total cost	$17,299,701	$18,177,271	$(877,570)	(5)%

	For the Years Ended June 30,			%
	2025	2024	Change	Change
Cost by type:
Vessel lease expense	$2,630,985	$2,912,582	$(281,597)	(10)%
Depreciation and amortization	3,699,314	3,650,085	49,229	1%
Crew salaries	6,034,597	6,104,637	(70,040)	(1)%
Other cost	4,934,805	5,509,967	(575,162)	(10)%
Total cost	$17,299,701	$18,177,271	$(877,570)	(5)%

Our cost of revenues mainly consists of vessel lease expense, depreciation and amortization, crew salaries and others. Our cost amounted to approximately $17.3 million for the year ended June 30, 2025, representing a decrease of approximately $0.9 million or 5% compared to approximately $18.2 million for the year ended June 30, 2024.

Vessel lease expense was approximately $2.6 million for the year ended June 30, 2025, representing a decrease of approximately $0.3 million compared to approximately $2.9 million for the year ended June 30, 2024. Our vessel lease expense represents the operating lease expense for Top Advancer. As the gross daily hire is calculated based on Baltic Supramax index (“BSI”) 58 10TC published by the Baltic Exchange, the hire decreased following the BSI changes in market.

Depreciation and amortization remained at approximately $3.7 million for the years ended June 30, 2025 and 2024.

Crew salaries were approximately $6.0 million for the year ended June 30, 2025, representing a decrease of approximately $0.1 million compared to approximately $6.1 million for the year ended June 30, 2024. Crew salaries decreased by approximately $0.1 million due to a slight decrease in the average wage level compared to the previous year.

Other cost was approximately $4.9 million for the year ended June 30, 2025, representing a decrease of approximately $0.6 million compared to approximately $5.5 million for the year ended June 30, 2024. Other cost decreased by approximately $0.6 million due to (a) idling fuel consumption decreased by approximately $0.2 million from $0.2 million for the year ended June 30, 2024 to approximately $0.003 million for the year ended June 30, 2025; (b) commission expenses decreased by approximately $0.2 million from approximately $0.2 million for the year ended June 30, 2024 to $nil for the year ended June 30, 2025; (c) lubricant expenses decreased by approximately $0.1 million from approximately $0.6 million for the year ended June 30, 2024 to approximately $0.5 million for the year ended June 30, 2025; (d) miscellaneous expenses including spare parts, repair and maintenance expenses etc. decreased by approximately $0.1 million.

Gross profit

	For the Years Ended June 30,
	2025		2024
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Gross profit for time charter revenue	7,133,728	37%	6,655,497	34%
Gross profit for vessel management services	702,252	12%	694,168	12%
Total gross profit	$7,835,980	31%	$7,349,665	29%

Our gross profit amounted to approximately $7.8 million for the year ended June 30, 2025, compared to a gross profit of approximately $7.3 million for the year ended June 30, 2024. Gross margin as a percentage of overall revenue for the years ended June 30, 2025 and 2024 was 31% and 29%, respectively. Gross profit margin for time charter was 37% and 34%, respectively, for the years ended June 30, 2025 and 2024 because the year-over-year decline in cost of revenue exceeded the revenue decline. Gross profit margin for vessel management stayed at 12% for the years ended June 30, 2025 and 2024.

Operating Expenses

	For the Years Ended June 30,			%
	2025	2024	Change	Change
OPERATING EXPENSES:
General and administrative expenses	2,314,051	1,669,958	644,093	39%
Research and development expenses	621,024	601,000	20,024	3%
Total operating expenses	$2,935,075	$2,270,958	$664,117	29%

Our operating expenses consist of general and administrative expenses and research and development expenses. Operating expenses increased by approximately $0.7 million, or 29%, from approximately $2.3 million for the year ended June 30, 2024 to approximately $2.9 million for the year ended June 30, 2025.

General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources, and executive office personnel, and also included office rental and depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.6 million due to (a) professional consulting and legal fees decreased by approximately $0.2 million from $0.7 million for the year ended June 30, 2024 to approximately $0.5 million for the year ended June 30, 2025, (b) salary expense increased by approximately $0.7 million from $0.7 million for the year ended June 30, 2024 to approximately $1.4 million for the year ended June 30, 2025, (c) other expenses including, depreciation and amortization, rental and property management expense etc. increased approximately $0.1 million.

The Group incurred approximately $0.6 million research and development expenses for entrusting a third party to conduct research on pulp transport device, pulp residue processing and remote control of ship pulping operation for the year ended June 30, 2025.

Other expenses, net

Other expenses, net primarily consists of interest income, interest expense and other income. Other expense, net decreased by approximately $0.1 million, or 7%, from approximately $1.9 million for the year ended June 30, 2024 to approximately $1.8 million for the year ended June 30, 2025. Interest income decreased by approximately $0.3 million in the year ended June 30, 2025 due to the absence of interest income from time deposits during the current year. Interest expense decreased by approximately $0.8 million to approximately $1.9 million in the year ended June 30, 2025 from approximately $2.7 million in the year ended June 30, 2024 due to decrease of loan balance and decrease of interest expense from financing lease. Other income, net for the year ended June 30, 2025 mainly consisted of investment income of approximately $0.1 million. Other income, net for the year ended June 30, 2024 mainly consisted of compensation income for early termination of contract of approximately $0.3 million and other miscellaneous items such as insurance compensation and material recycle income, etc.

Net Income

As a result of the foregoing, net income remained at approximately $3.1 million for the year ended June 30, 2025 and 2024.

For the Years Ended June 30, 2024 and 2023

The following table summarizes the results of our operations for the years ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Years Ended June 30,			%
	2024	2023	Change	Change
REVENUE:
Total revenue	$25,526,936	$32,445,557	$(6,918,621)	(21)%
COST OF REVENUE:
Cost of revenues	18,177,271	18,068,312	108,959	1%
GROSS PROFIT	7,349,665	14,377,245	(7,027,580)	(49)%

OPERATING EXPENSES:
General and administrative expenses	1,669,958	876,437	793,521	91%
Research and development expenses	601,000	—	601,000	100%
Total operating expenses	2,270,958	876,437	1,394,521	159%
INCOME FROM OPERATIONS	5,078,707	13,500,808	(8,422,101)	(62)%

OTHER INCOME (EXPENSE):
Interest income	307,225	194,576	112,649	58%
Interest expense	(2,696,117)	(2,718,304)	22,187	(1)%
Other income, net	450,253	(89,391)	539,644	(604)%
Total other expense, net	(1,938,639)	(2,613,119)	674,480	(26)%
INCOME BEFORE INCOME TAXES	3,140,068	10,887,689	(7,747,621)	(71)%

PROVISION FOR INCOME TAXES	—	—	—	—
NET INCOME	$3,140,068	$10,887,689	$(7,747,621)	(71)%

Revenues

For the year ended June 30, 2024, our total revenue was approximately $25.5 million as compared to approximately $32.4 million for the year ended June 30, 2023, total revenue decreasing by approximately $6.9 million, or 21%. The overall decrease in total revenue was primarily attributable to the decrease of hire rate for time charter during the year ended June 30, 2024.

For the years ended June 30, 2024 and 2023, the disaggregated revenues by revenue streams were as follows:

	For the Years Ended June 30,			%
	2024	2023	Change	Change
Revenue:
Time charter revenue	$19,613,798	$27,042,943	$(7,429,145)	(27)%
Vessel management services revenue	5,913,138	5,402,614	510,524	9%
Total revenue	$25,526,936	$32,445,557	$(6,918,621)	(21)%

Time charter revenue decreased by approximately $7.4 million or 27% from approximately $27.0 million in the year ended June 30, 2023 to approximately $19.6 million in the year ended June 30, 2024. The decrease was primarily attributable to the decrease of hire rate for time charter during the year ended June 30, 2024. The vessel management services revenue increased by approximately $0.5 million or 9% from approximately $5.4 million in the year ended June 30, 2023 to approximately $5.9 million in the year ended June 30, 2024. The increase was mainly due to an increase in vessel management services contracts for the year ended June 30, 2024.

Cost of Revenues

Cost by revenue stream:

	For the Years Ended June 30,			%
	2024	2023	Change	Change
Cost of time charter revenue	$12,958,301	$13,151,715	$(193,414)	(1)%
Cost of vessel management services revenue	5,218,970	4,916,597	302,373	6%
Total cost	$18,177,271	$18,068,312	$108,959	1%

	For the Years Ended June 30,			%
	2024	2023	Change	Change
Cost by type:
Vessel lease expense	$2,912,582	$3,598,016	$(685,434)	(19)%
Depreciation and amortization	3,650,085	3,463,076	187,009	5%
Crew salaries	6,104,637	5,909,905	194,732	3%
Other cost	5,509,967	5,097,315	412,652	8%
Total cost	$18,177,271	$18,068,312	$108,959	1%

Our cost of revenues mainly consists of vessel lease expense, depreciation and amortization, crew salaries and others. Our cost amounted to approximately $18.2 million for the year ended June 30, 2024, representing an increase of approximately $0.1 million or 1% compared to approximately $18.1 million for the year ended June 30, 2023. The increase was due to no-load fuel consumption, lubricating oil and spare parts costs incurred during dry-docking.

Vessel lease expense was approximately $2.9 million for the year ended June 30, 2024, representing a decrease of approximately $0.7 million compared to approximately $3.6 million for the year ended June 30, 2023. Our vessel lease expense represents the operating lease expense for Top Advancer. As the gross daily hire is calculated based on Baltic Supramax index (“BSI”) 58 10TC published by the Baltic Exchange, the hire decreased significantly following the BSI changes in market.

Depreciation and amortization were approximately $3.7 million for the year ended June 30, 2024, representing an increase of approximately $0.2 million compared to approximately $3.5 million for the year ended June 30, 2023. The increase was due to the depreciation expenses of newly installed desulfurizing towers on Top Diligence and Top Elegance.

Crew salaries were approximately $6.1 million for the year ended June 30, 2024, representing an increase of approximately $0.2 million compared to approximately $5.9 million for the year ended June 30, 2023. The Group offers competitive salaries for crew members. Crew salaries fluctuate with the market salaries.

Other cost was approximately $5.5 million for the year ended June 30, 2024, representing an increase of approximately $0.4 million compared to approximately $5.1 million for the year ended June 30, 2023. The increase was due to no-load fuel consumption, lubricating oil and spare parts costs incurred during dry-docking.

Gross profit

	For the Years Ended June 30,
	2024		2023
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Gross profit for time charter revenue	6,655,497	34%	13,891,228	51%
Gross profit for vessel management services	694,168	12%	486,017	9%
Total gross profit	$7,349,665	29%	$14,377,245	44%

Our gross profit amounted to approximately $7.3 million for the year ended June 30, 2024, compared to a gross profit of approximately $14.4 million for the year ended June 30, 2023. Gross margin as a percentage of overall revenue for the years ended June 30, 2024 and 2023 was 29% and 44%, respectively. The decrease in gross profit margin was primarily due to lower gross profit margin for time charter in the year ended June 30, 2024. Gross profit margin for time charter was 34% and 51%, respectively, for the years ended June 30, 2024 and 2023. While time charter revenue and vessel lease expense decreased by 27% and 19%, respectively, following the market hire rate fluctuation, we have other fixed costs such as depreciation and amortization and crew salaries which don’t have strict linear relationship with revenue, thus the time charter cost decrease was not as significant as time charter revenue decrease, which brought down the gross profit margin.

Operating Expenses

	For the Years Ended June 30,			%
	2024	2023	Change	Change
OPERATING EXPENSES:
General and administrative expenses	1,669,958	876,437	793,521	91%
Research and development expenses	601,000	—	601,000	100%
Total operating expenses	$2,270,958	$876,437	$1,394,521	159%

Our operating expenses consist of general and administrative expenses, and research and development expenses. Operating expenses increased by approximately $1.4 million, or 159%, from approximately $0.9 million for the year ended June 30, 2023 to approximately $2.3 million for the year ended June 30, 2024.

General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources, and executive office personnel, and also included office rental and depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.8 million due to (a) professional consulting and legal fees increased by approximately $0.7 million from $nil for the year ended June 30, 2023 to approximately $0.7 million for the year ended June 30, 2024, (b) other expenses including, depreciation and amortization, rental and property management expense etc. increased approximately $0.1 million.

The Group incurred $0.6 million research and development expenses for entrusting a third party to develop a bio-pulping technology big data platform.

Other expenses, net

Other expenses, net primarily consists of interest income, interest expense and other income. Other expense, net was approximately $1.9 million in the year ended June 30, 2024, representing a decrease of approximately $0.7 million, or approximately 26%, as compared to approximately $2.6 million in the year ended June 30, 2023 due to the following reasons: (a) interest income increased by approximately $0.1 million in the year ended June 30, 2024; and (b) other income, net was approximately $0.5 million in the year ended June 30, 2024, as compared to other expense, net of approximately $0.1 million in the year ended June 30, 2023. The change of other income (expenses) was mainly due to the compensation for one customer’s early termination of time charter of contract for the year ended June 30,2024.

Net Income

As a result of the foregoing, net income amounted to approximately $3.1 million for the year ended June 30, 2024, compared to a net income of approximately $10.9 million for the year ended June 30, 2023.

Taxation

Cayman Islands

Intercont is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in BVI is not subject to income tax.

Hong Kong

The Group’s shipping subsidiaries are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, the Group’s revenue from shipping subsidiaries is either not subject or exempt from income tax according to the tax regulations prevailing in the country in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently

Certain Mainland China Tax Laws and Regulations Consideration

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by mainland China enterprises or mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such mainland China “resident enterprises” will be considered mainland China source income and subject to mainland China withholding tax, currently at a rate of 10%, when paid to non-mainland China enterprise shareholders. This notice also subjects such mainland China “resident enterprises” to various reporting requirements with the mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a mainland China establishment, the relevant gain is to be regarded as effectively connected with the mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”), the withholding tax rate in respect of the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We conduct our operations solely in Hong Kong through our Hong Kong Subsidiaries without any operation, subsidiary or VIE structure in mainland China. None of our subsidiaries directly or indirectly hold any interests in any enterprises in mainland China, and all of our revenues and profits are generated by our Hong Kong Subsidiaries in Hong Kong. After consulting our counsel as to PRC law, Jingtian & Gongcheng, we do not consider the said Enterprise Income Tax Law, or the Double Tax Avoidance Arrangement, or any mainland Chinese taxation law and regulations, restrict our ability to conduct our business, accept foreign investment or impose limitations on our ability to list on any U.S. or foreign stock exchange.

Liquidity and Capital Resources

Substantially all of our operations are conducted in open sea and all of our revenue, expenses, and cash are denominated in USD. As of June 30, 2025, cash of approximately $5.6 million were held by the Group, of which $5.5 million were held in Singapore.

The Company is a holding company with no material operations of its own. We conduct operations primarily through our subsidiaries in Hong Kong. As a result, the Group’s ability to pay dividends depends upon dividends paid by our subsidiaries. Our subsidiaries in Hong Kong are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Hong Kong accounting standards and regulations.

In assessing its liquidity, the Group monitors and analyzes its cash on hand, ability to generate sufficient revenue sources in the future and operating and capital expenditure commitments. As of June 30, 2025, the Group had cash of approximately $5.6 million. As of June 30, 2025 and 2024, the Group’s working capital deficit was approximately $15.7 million and $30.3 million, respectively.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. The going concern status of the Company depends on its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional income or debt as may be required and/or recurring financial support from shareholders or other related parties. The Group’s primary shareholders have agreed to provide financial support commitment to the Company until October 31, 2026. As of September 30, 2025, the Company had cash and cash equivalents amounting to approximately $8.3 million. As a result, management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determine that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility.

Taking into account the ability for the Group to raise finances, the management has alleviated the substantial doubt about the Group’s ability to continue as a going concern.

The following summarizes the key components of our cash flows for the years ended June 30, 2025, 2024 and 2023.

	For the Years Ended June 30,
	2025	2024	2023
Net cash provided by operating activities	$7,401,485	$6,477,442	$13,569,094
Net cash (used in) provided by investing activities	(11,253,967)	10,524,341	(23,995,575)
Net cash provided by (used in) financing activities	5,749,310	(16,666,135)	3,411,332
Net increase (decrease) in cash	$1,896,828	$335,648	$(7,015,149)

Operating Activities

Net cash provided by operating activities was approximately $7.4 million for the year ended June 30, 2025, as compared to approximately $6.5 million net cash provided by operating activities for the year ended June 30, 2024. Cash provided by operating activities for the year ended June 30, 2025 mainly consisted of net income of approximately $3.1 million, noncash adjustments of approximately $7.0 million, an increase of approximately $0.8 million in accrued expenses and other liabilities, a decrease of approximately $0.7 million in accounts receivable, a decrease of approximately $0.3 million in prepayments and other assets and an increase of approximately $0.2 million in advance from customers-related party, offset by a decrease of approximately $3.2 million in operating leases payable, an increase of approximately $0.9 million in accounts receivable-related parties and a decrease of approximately $0.6 million in accounts payable.

Net cash provided by operating activities was approximately $6.5 million for the year ended June 30, 2024, as compared to approximately $13.6 million net cash provided by operating activities for the year ended June 30, 2023. Cash provided by operating activities for the year ended June 30, 2024 mainly consisted of net income of approximately $3.1 million, noncash adjustments of approximately $7.0 million, an increase of approximately $0.3 million in accrued expenses and other liabilities, an increase of approximately $0.1 million in accounts payables, a decrease of approximately $0.1 million in due from related parties, offset by an increase of approximately $0.2 million in accounts receivable, an increase of approximately $0.2 million in prepayments and other assets, a decrease of approximately $2.9 million in operating leases payable, a decrease of approximately $0.5 million in long-term deposit, a decrease of approximately $0.2 million in due to related parties, and a decrease of approximately $0.2 million in advance from customers.

Net cash provided by operating activities was approximately $13.6 million for the year ended June 30, 2023, as compared to approximately $12.3 million net cash provided by operating activities for the year ended June 30, 2022. Cash provided by operating activities for the year ended June 30, 2023 mainly consisted of net income of approximately $10.9 million, noncash adjustments of approximately $6.5 million, an increase of approximately $0.1 million in accounts receivable due to increased revenue for the year ended June 30, 2023, a decrease of approximately $0.6 million in due from related parties, a decrease of approximately $0.4 million in due to related parties, and a decrease of approximately $0.1 million in accrued expenses and other liabilities and a decrease of approximately $2.8 million in operating leases payable.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2025 was approximately $11.3 million, mainly consisting of purchase of long-lived assets for approximately $1.1 million and short-term investment of approximately $10.2 million.

Net cash provided by investing activities for the year ended June 30, 2024 was approximately $10.5 million, mainly consisting of withdrawal of time deposit through a related party of approximately $12.5 million, offset by purchase of long-lived assets for approximately $0.7 million, payment for dry-docking cost for approximately $0.8 million and purchase of time deposit through a related party of approximately $0.5 million.

Net cash used in investing activities for the year ended June 30, 2023 was approximately $24.0 million, mainly consisting of property purchases such as a vessel for approximately $12.0 million, purchase of time deposit through a related party of approximately $21.5 million and withdrawal of time deposit through a related party of approximately $9.5 million.

Financing Activities

Net cash provided by financing activities was approximately $5.7 million for the year ended June 30, 2025, mainly consisted of proceeds from initial public offering of approximately $10.6 million, proceeds from private placement of approximately $1.4 million, offset by financing lease-principal repayment of approximately $3.4 million, repayment of long-term loan from a third-party approximately $1.7 million, repayment of loan from related-party approximately $0.3 million and payment of deferred IPO cost of approximately $0.9 million.

Net cash used in financing activities was approximately $16.7 million for the year ended June 30, 2024, mainly consisted of repayment of long-term loan from a third-party approximately $3.0 million, financing lease-principal repayment of approximately $3.2 million, dividends to shareholders of approximately $11.8 million, payment of deferred IPO cost of approximately $0.3 million, and offset by proceeds from private placement of approximately $1.6 million.

Net cash provided by financing activities was approximately $3.4 million for the year ended June 30, 2023, mainly consisted of loan received from a third-party, net of debt issuance cost approximately $9.5 million, offset by repayment of long-term loan from a third-party approximately $1.9 million, financing lease-principal repayment of approximately $3.2 million, proceeds from a related party of approximately $3.4 million, dividends to shareholders of approximately $3.9 million, and payment of loan security deposit $0.5 million.

Capital Expenditures

We made capital expenditures of approximately $1.1 million, $1.5 million and $12.0 million for the years ended June 30, 2025, 2024 and 2023, respectively. Our capital expenditures were mainly used for vessel purchase and improvements.

Contractual Obligations

The Group had an outstanding loan of $2,908,945 as of June 30, 2025. The Group has also entered into non-cancellable operating and financing lease agreements to charter-in vessels, which will expire in January 2026, September 2028 and January 2029, respectively.

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2025:

	Payment Due by Fiscal Years Ending June 30,
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$1,456,106	$1,456,106	$—	$—	$—
Financing lease arrangements	16,208,973	4,286,724	7,739,495	4,182,754	—
Loan	2,957,664	1,656,288	1,301,376	—	—
Total	$20,622,743	$7,399,118	$9,040,871	$4,182,754	$—

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2025, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and Development, Patents and Licenses, Etc.

See “Item 4.D. Property, Plants, and Equipment  — Intellectual Property”.

Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of operating expense as a percentage of sales revenue if the revenues do not increase.

Credit Risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of June 30, 2025, and 2024, the aggregate amount of cash of $5,441,407 and $3,411,646, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $78,000) in aggregate per depositor. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our long-term loan. Our long-term loan bears interest at variable rate. Our future interest expenses may exceed expectations due to changes in market interest rates. Increased interest rates may have a material impact on our results of operations and financial condition. Historically, we incurred total interest expense amounted to $1.9 million and $2.7 million for the years ended June 30, 2025 and 2024, respectively. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of June 30, 2025, we had approximately total $2.9 million of long-term loan. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

Internal Control Over Financial Reporting

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim combined and consolidated financial statements will not be prevented or detected on a timely basis. In connection with the audits of our combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting as of June 30, 2025. The material weaknesses identified relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal controls over financial reporting. Had we performed a formal assessment of our internal controls over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.

To remediate our identified material weakness, we are in the process of implementing a number of measures to improve our internal controls over financial reporting, including, among others: (a) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements and (b) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our combined and consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Critical Accounting Policies

In preparing our combined and consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Below is a summary of the critical accounting estimates used in the preparation of our combined and consolidated financial statements. A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our combined and consolidated financial statements included in this filing.

Estimation on fair value of vessels

Vessels, totaling approximately $49.7 million as of June 30, 2025 and accounting for 70% of our total assets, are our most important operating assets. We review periodically for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. If this review determines that the amount recorded will not be recovered, the amount recorded for the asset group is reduced to its estimated fair value. These asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among other things, estimates of the timing and amount of future cash flows, expected useful lives of the assets, potential impact of future events, including changes in economic conditions and operating performance, and future costs of maintenance and improvements of the assets. If management uses different assumptions or if different conditions occur in future periods, the Company’s financial condition or its future operating results could be materially impacted. The Company has evaluated its long-lived assets for impairment and determined that there was no impairment for the years ended June 30, 2025, 2024 and 2023.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Combined and Consolidated Financial Statements.

ITEM 6-DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Muchun Zhu	42	Chief Executive Officer and Chairman of the Board of Directors
Qingyuan Wang	49	Chief Financial Officer, and Director
Michael Schumann	54	Independent Director
Dahong Li	67	Independent Director
Yuanmei Ma	54	Independent Director, Chair of Audit Committee

Biographical Information

Muchun Zhu, Chief Executive Officer and Chairman of the Board of the Directors

Ms. Zhu has been serving as the chief executive officer and director and Chairman of the board of directors of Intercont since July 2023. Ms. Zhu has over ten years of work experience in finance and investing. Prior to working at Intercont, Ms. Zhu served as a managing director at Beijing Jiulichenwei Investment and Management Company from 2018 to 2023. From 2015 to 2018, Ms. Zhu served as the president and chief executive officer of Innovate Asset Management (Group) Co., Ltd. Ms. Zhu served as a senior investment adviser at Topsheen Shipping Group Limited from 2019 to 2020. Ms. Zhu obtained her bachelor’s degree in business administration from the University of Plymouth in 2005, and her master’s degree in finance and investment from the University of Exeter in 2006.

Qingyuan Wang, Chief Financial Officer and Director

Ms. Wang has been serving as the chief financial officer and director of Intercont since September 2024. Ms. Wang served as an Associate Financial Director and Senior Manager of Merck (China) Holding Co., Ltd. from June 2011 to December 2023. Ms. Wang served as a Finance Manager of the Shanghai branch of ThyssenKrupp (China) Investment Co., Ltd. from March 2005 to June 2011. Ms. Wang served as a Finance Manager of Beijing BDQN Technology Co., Ltd. from September 2001 to March 2005. From September 1999 to September 2001, Ms. Wang served as an accountant of Nanjing Dachang Hospital. Ms. Wang obtained her bachelor’s degree in accounting from Nanjing Economic College in 2002. Ms. Wang is a People’s Republic of China certified professional account and an International Certified Public Accountant.

Michael Schumann, Independent Director

Mr. Schumann is an independent director of Intercont, whose appointment will become effective upon the effectiveness of this registration statement. Mr. Schumann established Michael Schumann Public Affairs GmbH in 2010 and has been serving has a managing director since then. Mr. Schumann’s other corporate experience also includes serving as a managing director of DELCO International GmbH since 2017, serving as a member of the advisory board of Jiangsu Hexinyuan Investment Management Co. Ltd. from 2020 to 2022, and serving as a managing director of CCC China Coffee Culture Holding GmbH from 2018 to 2019. Additionally, Mr. Schumann has been serving on the board of directors of German Federal Association for Economic Development and Foreign Trade (BWA) e.V. since 2013, and the chairman of the board of directors since 2018. Mr. Schumann also served as a member of the advisory board of OWF East German Economic Forum from 2016 to 2023, a member of the extended board of directors at DJV — German Journalist and Media Association, Berlin Chapter from 2004 to 2014, and the honorary president of MPW — Berlin Forum on Media, Politics, and Economy in 2007. Mr. Schumann obtained his bachelor’s degree in German Literature from the University of Bonn in 1992, and his master’s degree in German Literature from the State University of New York at Binghamton in 1993.

Dahong Li, Independent Director

Mr. Li is an independent director of Intercont, whose appointment will become effective upon the effectiveness of this registration statement. Mr. Li has been working as an executive director and chairman of the board of Grand T G Gold Holdings Limited since 2016, and a managing director at Vision Capital Partners Limited since 2005. From 1995 to 2005, Mr. Li worked as a consultant at World Bank. From 1990 to 1995, Mr. Li worked at Dames & Mores, Inc. as an engineer and manager. In 1982, Mr. Li graduated from Tsinghua University with a bachelor’s degree in civil and environmental engineering. Mr. Li obtained from University of Toronto his Ph.D. degree in civil engineering in 1990.

Yuanmei Ma, Independent Director

Ms. Ma is an independent director of Intercont, whose appointment will become effective upon the effectiveness of this registration statement. Ms. Ma served as Chief Financial Officer and director of Thunder Power Holdings, Inc. (Nasdaq: AIEV), a Taiwanese electronic vehicle developer, after its business combination with Feutune Light Acquisition Corporation, a Delaware special purpose acquisition company (SPAC), from June 2024 to September 2024. Previously, she served as the Chief Financial Officer of Feutune Light Acquisition Corporation from January 2022 to June 2024. Before that, she served as the Chief Financial Officer of Aiways Group, an EV company in California from June 2022 to August 2023, and Mayrock Automotive Inc., a zero-emission commercial mobility company in California from September 2020 to June 2022. Between February 2021 and December 2022, Ms. Ma served as the Chief Financial Officer of Fortune Rise Acquisition Corporation (Nasdaq: FLFV), a Nasdaq listed SPAC. Ms. Ma was the director of investor relation at Highpower International Inc., from August 2016 to November 2019; when it was listed on Nasdaq (Formerly Nasdaq: HPJ). From July 2010 to June 2013, Ms. Ma was the Chief Financial Officer for Baosheng Steel Inc. She was Chief Financial Officer of Yihe Pharmaceutical Company Ltd. between August 2009 to June 2010; and Chief Financial Officer of Zhongpin Inc., (Formerly Nasdaq: HOGS), from September 2005 to October 2008. Ms. Ma holds an Executive MBA degree from both INSEAD Business School and Tsinghua University and a Bachelor’s degree in Accounting from Arkansas State University.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2025, we paid an aggregate of $22,626 in cash compensation and did not grant any shares to our directors and executive officers. For the fiscal year ended June 30, 2024, we paid an aggregate of $0 in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Incentive Compensation

Other than disclosed below, we do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended June 30, 2025 and 2024.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended June 30, 2025 and 2024. Both Muchun Zhu and Dahong Li have agreed to defer to receive the payment of the accrued compensation from the Company. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Name and Principal Position	Fiscal Year	Salary	Bonus	Share Awards	All Other Compensation	Total
		($)	($)	($)	($)	($)
Muchun Zhu	2025	$—	$—	—	—	$—
	2024	$—	$—	—	—	$—

Qingyuan Wang	2025	$60,615.62	$—	—	—	$60,615.62
	2024	$—	$—	—	—	$—
						—
Michael Schumann	2025	$68,301.37	$—	—	—	$68,301.37
	2024	—	$—	—	—	$—
						—
Dahong Li	2025	$—	$—	—	—	$—
	2024	$—	$—	—	—	$—

Yuanmei Ma	2025	$37,945.21	$—	—	—	$37,945.21
	2024	$—	$—	—	—	$—

C. Board Practices

Board of Directors

Intercont’s board of directors intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee member will be appointed by the board of directors and will serve until his or her successor is elected and qualified, unless he or she is removed or resigns earlier.

Duties of Directors

Under Cayman Islands law, Intercont’s directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Intercont’s directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, Intercont’s directors must confirm the compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Intercont’s board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of Intercont’s board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in the register of members.

Intercont has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Executive Officers

The officers are elected by and serve at the discretion of the board of directors of Intercont and may be removed by the board of directors of Intercont. The directors of the board of Intercont shall not be required to retire by rotation. The office of a director shall be vacated if the director dies, resigns, or is removed from office by a shareholders’ ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors or becomes of unsound mind.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements

Intercont has entered into employment agreements with each of its executive officers. Under these agreements, each of its executive officers is employed for three years. Either party may terminate the agreement with one month’s prior written notification.

The executive officers are entitled to a fixed salary and other company benefits, each as determined by the board of directors from time to time.

Each of Intercont’s executive officers has agreed not to release or disclose to anyone any confidential or secret information or knowledge of Intercont, whether developed by him/herself or by others.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Insider Participation Concerning Executive Compensation

Interested Transactions

Following a declaration being made pursuant to Article 100 and Article 101 of Intercont’s amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of Nasdaq, and unless disqualified by the chairman of the relevant Board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

D. Employees

As of June 30, 2025, 2024 and 2023, Intercont had 24 and 19 and 19 employees, respectively. The following table sets forth the breakdown of our employees including appointed directors and officers as of June 30, 2025 by function:

Functions	Number
Key Management	2
Vessel Operating Team	13
Accounting, Research and Development and Administration Team	9
Total	24

As of June 30, 2025, 21 employees were based in mainland China and 3 employees were based in Singapore.

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of the date of this annual report by:

●	Each current director;

●	Each current executive officer;

●	All of our current directors and executive officers as a group; and

●	Each person who is known to us to beneficially own more than 5% of our ordinary shares.

Intercont determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise indicated in the table below, addresses of Intercont’s directors, executive officers and named beneficial owners are in care of Intercont (Cayman) Limited, ROOM 1102, LEE GARDEN ONE, 33 HYSAN AVENUE, CAUSEWAY BAY, HONG KONG, China, Tel: +(852) - 37521802.

	Ordinary Shares
	Number of shares	Percentage of shares(1)
Directors and Executive Officers:
Muchun Zhu(2)(3)	5,164,951	17.62%
Qingyuan Wang(4)	—	—
Michael Schumann(5)	—	—
Dahong Li(6)	—	—
Yuanmei Ma(7)	—	—
5% or Greater Shareholders:
Brilliant Cheer Limited(8)(9)	8,938,110	30.49%
Three Star Shipping Cooperation(9)(10)	1,330,076	4.54%
Eagle Dragon Limited(11)	4,469,055	15.24%
Golden Maple Holdings Limited(12)	2,553,746	8.71%
Beverly Holding Limited(3)(13)	4,256,243	14.52%
Eascor Holding Limited(3)(14)	908,708	3.10%
All directors and executive officers as a group (five individuals)	5,164,951	17.62%

—	Less than 1%

(1)	Percentage is calculated based on 29,315,471 Ordinary Shares issued and outstanding as of the date of this annual report.

(2)	The address of Muchun Zhu is No. 18-1, Tonghuai Street, Moling Street, Jiangning District, Nanjing City, Jiangsu Province, China.

(3)	Includes 4,256,243 shares owned by Beverly Holding Limited, and 908,708 shares owned by Eascor Holding Limited, each an entity 100% owned by Muchun Zhu.

(4)	The address of Qingyuan Wang is No. 18 Yingchun Yuan, Qinhuai District, Nanjing, Jiangsu Province, China.

(5)	The address of Michael Schumann is Kranzler Eck Berlin Kurfürstendamm 22, 10719 Berlin, Germany.

(6)	The address of Dahong Li is No.93 Wuyuan Road, Xuhui District, Shanghai, China.

(7)	The address of Yuanmei Ma is 727 Cypress Hills Drive, Encinitas, California, U.S.A. 92024.

(8)	The registered address of Brilliant Cheer Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)	Each of Brilliant Cheer Limited and Three Star Shipping Cooperation is 100% owned by Jun Li, whose address is 7 Bishan Street, 15 #17-08 Sky Habitat, Singapore 573908.

(10)	The registered address of Three Star Shipping Cooperation is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(11)	The registered address of Eagle Dragon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Eagle Dragon Limited is 100% owned by Shoucheng Lei, whose address is Room 1702-1703, Tower A, Xiaoyun Centre, No. 15 Xiaguangli Chaoyang District, Beijing 100016, China.

(12)	The registered address of Golden Maple Holdings is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Golden Maple Holdings is 100% owned by Luan Chen, whose address is Golden Maple Holdings is House 38, Kovan Rise, #12-19, Singapore 544727.

(13)	The registered address of Beverly Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(14)	The registered address of Eascor Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of the date of this annual report have voting rights that are different from the voting rights of Intercont’s other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of the date of this annual report, Intercont’s directors and executive officers held no options to purchase the Company’s ordinary shares, nor any restricted shares.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended June 30, 2025, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

b.	Related Party Transactions

The Group records transactions with various related parties. These related parties’ balances as of June 30, 2025 and 2024 and transactions for the years ended June 30, 2025, 2024 and 2023 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Shoucheng Lei	A shareholder of the Group
Ocean Master Worldwide Corporation	Controlled by Mr. Shoucheng Lei, Ms. Luan Chen and Mr. Jun Li, shareholders of the Group
Rui Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Limited	Related to Mr. Dong Zhang
Topsheen Shipping Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Topsheen bulk Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Xun Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Group Limited	Controlled by Mr. Shoucheng Lei
Nanjing Top Confidence Marine Management Co., Ltd	Controlled by Mr. Shoucheng Lei
Mei Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Tong Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Keen Best Shipping Co Limited	Controlled by Ocean Master Worldwide Corporation
Mr. Dong Zhang	Family member of Mr. Jun Li
Mr. Qing Xu	Family member of Ms. Luan Chen
Top Corporation Shipping Limited	Controlled by Ocean Master Worldwide Corporation

(2) Accounts receivable-related party

	As of June 30, 2025	As of June 30, 2024
Topsheen Shipping Singapore Pte. Ltd. (1)	$616,279	$50,125
Tong Da Shipping Co. Limited(2)	143,277	—
Mei Da Shipping Co. Limited(2)	159,638	—
Keen Best Shipping Co Limited(2)	99,121	86,817
Total	$1,018,315	$136,942

(1)	The balance mainly represented consideration for time charter accounts receivable from Topsheen Shipping Singapore Pte. Ltd.

(2)	The balance represents the accrued management fees from related parties for vessel management services.

(3) Advance from customers-related party

	As of June 30, 2025	As of June 30, 2024
Topsheen Shipping Singapore Pte. Ltd.(1)	$433,125	$213,209

(1)	The balance represents the advance charter hire payments from Topsheen Shipping Singapore Pte. Ltd.

(4) Due from related parties

As of June 30, 2025 and 2024, the balances due from related parties were as follows:

	As of June 30, 2025	As of June 30, 2024
Ocean Master Worldwide Corporation	$—	$71,662
Topsheen Shipping Singapore Pte. Ltd(1)	331,948	331,656
Total	$331,948	$403,318

(1)	The balance represents the outstanding bunker receivable from Topsheen Shipping Singapore Pte. Ltd for time charter service provided by the Group.

(5) Due to related parties

As of June 30, 2025 and 2024, the balances due to related parties were as follows:

	As of June 30, 2025	As of June 30, 2024
Topsheen Shipping Group Limited(1)	36,584	45,504
Nanjing Top Confidence Marine Management Co., Ltd(1)	14,381	17,683
Due to shareholder and affiliate (2)	24,490,720	24,776,946
Ocean Master Worldwide Corporation	11,546	11,546
Total	$24,553,231	$24,851,679

(1)	The balances mainly represented the expenses paid on behalf of the Group.

(2)	The balances mainly represented non-interest-bearing loans from Mr. Shoucheng Lei and due on demand.

(6) Services provided to related parties

	For the year ended June 30, 2025	For the year ended June 30, 2024	For the year ended June 30, 2023
Topsheen Shipping Singapore Pte. Ltd. (Time charter revenue)	$18,682,031	$12,281,701	$13,999,534
Mei Da Shipping Co. Limited (Vessel management services revenue)	1,481,220	1,565,711	2,052,046
Tong Da Shipping Co. Limited (Vessel management services revenue)	1,457,911	1,492,521	1,752,601
Rui Da Shipping Co. Limited (Vessel management services revenue)	—	—	420,737
Xun Da Shipping Co. Limited (Vessel management services revenue)	—	—	619,504
Topsheen Bulk Singapore Pte Ltd (Time charter revenue)	624,337	—	—
Keen Best Shipping Co Limited (Vessel management services revenue)	1,128,998	974,963	—
Total	$23,374,497	$16,314,896	$18,844,422

For the years ended June 30, 2025, 2024 and 2023, the Group provided time charter service and vessel management services to the related parties. These numbers have been included in the revenue of the combined and consolidated statements of income.

(7) Financing lease from a related party

For the years ended June 30, 2025, 2024 and 2023, the Group has financing leases from a related party.

(8) Short-term office lease expense from a related party

	For the year ended June 30, 2025	For the year ended June 30, 2024	For the year ended June 30, 2023
Mr. Jun Li’s affiliate	$27,684	$27,443	$28,571

These numbers have been included in the General and administrative expenses of the combined and consolidated statements of income.

(9) General and administrative expenses shared with a related party

	For the year ended June 30, 2025	For the year ended June 30, 2024	For the year ended June 30, 2023
Topsheen Shipping Group Co., Ltd	$92,581	$108,353	$75,592

(10) Guarantee by a related party

As of June 30, 2025 and 2024, long-term loan totaling $2,908,945 and $4,505,274, respectively, was guaranteed by Topsheen Shipping Singapore Pte. Ltd., shareholders and affiliates.

(11) Advances with related party

During the year, the Group entered into intercompany advances with related parties to meet short-term funding needs. Substantially all of the balances were settled before year-end, and the remaining balance as of June 30, 2025 was immaterial. The related cash flows were included in operating activities.

c.	Interests of Experts and Counsel

Not Applicable.

ITEM 8-FINANCIAL INFORMATION

a.	Combined and Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our audited combined and consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

To date, we have not paid any cash dividends on our ordinary shares, neither do we anticipate paying any cash dividends in the foreseeable future. Certain present or future agreements may limit or prevent the payment of dividends on our ordinary shares. Additionally, our cash held in countries outside the United States may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends. Please refer to the discussion in “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

b.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

ITEM 9-THE OFFER AND LISTING

a.	Offer and Listing Details

Our ordinary shares are listed and traded on Nasdaq under the ticker symbol “NCT,” under which Intercont’s Ordinary Shares have traded since Intercont’s initial public offering on March 28, 2025.

b.	Plan of Distribution

Not Applicable.

c.	Markets

Intercont’s Ordinary Shares are traded on the Nasdaq Capital Market. under the ticker symbol “NCT.”

d.	Selling Shareholders

Not Applicable.

e.	Dilution

Not Applicable.

f.	Expenses of the Issue

Not Applicable.

ITEM 10-ADDITIONAL INFORMATION

a.	Share Capital

Not Applicable.

b.	Amended and Restated Memorandum and Articles of Association

Intercont adopted an amended and restated memorandum and articles of association, which became effective immediately prior to the completion of its initial public offering. The following are summaries of material provisions of the memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of Intercont’s Ordinary Shares.

Objects of Intercont.    Under Intercont’s amended and restated memorandum and articles of association, the objects of Intercont are unrestricted, and Intercont is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares    Intercont’s Ordinary Shares are issued in registered form and are issued when registered in its register of members. Intercont may not issue shares to bearer. Intercont’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of Intercont’s Ordinary Shares are entitled to such dividends as may be declared by Intercont’s board of directors. Intercont’s amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of Intercont lawfully available therefor. Under the laws of the Cayman Islands, Intercont may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of Intercont’s share premium account if this would result in Intercont being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is proposed to be paid.

Voting Rights.    At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll (before or on the declaration of the results of the show of hands) is demanded by:

●	the chairman of the meeting; or

●	one or more shareholder(s) present in person or by proxy entitled to vote.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters including but not limited to a change of name, making changes to Intercont’s memorandum and articles of association and a reduction of Intercont’s share capital. Intercont’s shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, Intercont is not obliged by the Companies Act to call shareholders’ annual general meetings under the laws of the Cayman Islands. Intercont’s amended and restated memorandum and articles of association provide that Intercont may (but shall not be obliged to), in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by Intercont’s directors. A shareholder who is entitled to participate in any specific or general meeting of the Company, may participate by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

Shareholders’ general meetings may be convened by Intercont’s board of directors. Advance notice of not less than ten days (excluding the day service is deemed to take place as provided in the articles of association but including the day of the meeting) is required for the convening of Intercont’s annual general shareholders’ meeting (if any) and any other general meeting of Intercont’s shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in Intercont entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Intercont’s amended and restated memorandum and articles of association provide that upon the requisition of any one or more of Intercont’s shareholders which hold not less than 10% of the paid up voting share capital of Intercont, Intercont’s board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, Intercont’s amended and restated memorandum and articles of association do not provide Intercont’s shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of Intercont’s shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by Intercont’s board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Intercont’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which Intercont has a lien. Intercont’s board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as Intercont’s board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as Intercont’s directors may from time to time require is paid to us in respect thereof.

If Intercont’s directors refuse to register a transfer they shall, within six weeks after the date on which the transfer was lodged with Intercont, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten days’ notice being given by advertisement in such one or more newspapers, by electronic means or by other means in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as Intercont’s board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any calendar year.

Liquidation.     If Intercont shall be wound up, the liquidator, with the sanction of an ordinary resolution or any other sanction required by the Companies Act, divide amongst of Intercont in specie the whole or any part of the assets of Intercont (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out between the shareholders or difference class or series of shares. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

Calls on Shares and Forfeiture of Shares.    Intercont’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares and each shareholder shall (subject to receiving at least 14 days’ notice specifying the time and times of payment) pay to Intercont at the time or times so specified the amount called on such shares. If a shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, Intercont’s board of directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued, naming a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made and specifying that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited. If the requirement of any such notices as aforesaid are not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by notice has been made, be forfeited by a resolution of Intercont’s board of directors to that effect.

Redemption, Repurchase and Surrender of Shares.    Subject to the Companies Act and Intercont’s amended and restated memorandum and articles of association, Intercont may issue shares on terms that such shares are subject to redemption, at Intercont’s option or at the option of the holders of these shares, on such terms and in such manner as may be determined by either its board of directors or by special resolutions. Intercont may also repurchase any of its shares on such terms and in such manner as have been approved by its board of directors or by ordinary resolutions, or are otherwise authorized by Intercont’s amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of Intercont’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if Intercont can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, Intercont may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of Intercont is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series, or with the sanction of a resolution passed by a majority of two-thirds of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series. The special rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares. The rights attached to or otherwise conferred upon the holders of the Shares of any class shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights in accordance with the Intercont’s amended and restated memorandum and articles of association.

Issuance of Additional Shares.     Intercont’s amended and restated memorandum and articles of association authorizes its board of directors to issue additional Ordinary Shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Intercont’s amended and restated memorandum and articles of association also authorizes its board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series.

Intercont’s board of directors may issue preference shares without action by Intercont’s shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records.    Holders of Intercont’s Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of Intercont’s list of shareholders or its corporate records. Intercont’s amended and restated memorandum and articles of association provide that no shareholder (not being a director) shall have any right of inspecting any account or book or document of Intercont except as conferred by law, the stock exchange rules or authorized by the directors or by ordinary resolution.

Anti-Takeover Provisions.    Some provisions of Intercont’s amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of Intercont or management that shareholders may consider favorable, including provisions that:

●	authorize Intercont’s board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by Intercont’s shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, Intercont’s directors may only exercise the rights and powers granted to them under its memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of Intercont.

Exempted Company.    Intercont is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and combinations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “combination” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or combination, the directors of each constituent company must approve a written plan of merger or combination, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a certificate of good standing, a director’s declaration as to the solvency of the consolidated or surviving company and other specified content as required by the Companies Act and an undertaking that a copy of the certificate of merger or combination will be given to the members and creditors of each constituent company and that notification of the merger or combination will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or combination is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or combination, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or combination is void or unlawful.

Separate from the statutory provisions relating to mergers and combinations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of the creditors or each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.     In principle, Intercont will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Intercont’s memorandum and articles of association provide that that Intercont shall indemnify its directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of Intercont’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning Intercont or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, Intercont has entered into indemnification agreements with Intercont’s directors and executive officers that provide such persons with additional indemnification beyond that provided in Intercont’s memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Intercont’s directors, officers or persons controlling us under the foregoing provisions, Intercont has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.     Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution.    Under the Delaware General Corporation Law (“DGCL”), a corporation may eliminate the right of shareholders to act by written resolution by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and Intercont’s amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with Intercont’s amended and restated articles of association and may be taken by a unanimous written consent signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting.

Shareholder Proposals.     Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands laws provide shareholders with only limited rights to requisition a general meeting and do not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Intercont’s amended and restated articles of association allow Intercont’s shareholders holding shares which carry in aggregate not less than 10% of the paid up voting share capital of the Company to requisition a general meeting of Intercont’s shareholders, in which case Intercont’s board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, Intercont’s amended and restated articles of association do not provide Intercont’s shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, Intercont is not obliged by laws of the Cayman Islands to call shareholders’ annual general meetings.

Cumulative Voting.    Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but Intercont’s amended and restated articles of association do not provide for cumulative voting. As a result, Intercont’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Intercont’s amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of Intercont’s shareholders. Under Intercont’s amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from Intercont’s board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office by ordinary resolutions.

Transactions with Interested Shareholders.     The DGCL contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Intercont cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.     Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or voluntarily by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.     Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Intercont’s amended and restated articles of association, if Intercont’s share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series.

Amendment of Governing Documents.     Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, Intercont’s memorandum and articles of association may only be amended with a special resolution of Intercont’s shareholders.

Rights of Non-resident or Foreign Shareholders.     There are no limitations imposed by Intercont’s memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Intercont’s shares. In addition, there are no provisions in Intercont’s memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

c.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on 20-F.

d.	Exchange Controls

Currently, none of Hong Kong, the Cayman Islands, or the British Virgin Islands has foreign exchange control restrictions or other restrictions on the import or export of capital, or restrictions that may affect the remittance of dividends, interest or other payments to nonresident holders of Intercont’s Ordinary Shares.

e.	Taxation

The following summary of the material Cayman Islands, British Virgin Islands, Hong Kong S.A.R., and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Intercont’s Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Intercont’s Ordinary Shares, nor will gains derived from the disposal of Intercont’s Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the U.S.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the standard rate of 16.5% on corporations, and at the standard rate of 15% on unincorporated businesses and individuals (where relevant, subject to deductions, exemptions, concessions, reliefs or other rules such as two-tiered rates which may be applicable when conditions are met). Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong ad valorem stamp duty, currently charged at the rate of HK$1 per HK$1,000 or part thereof on the higher of the consideration for or the value of Hong Kong Stock (as defined below), will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong Stock (i.e., a total of HK$2 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving Hong Kong Stock). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong Stock. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required ad valorem stamp duty, the duty not paid will be assessed on the instrument of transfer and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable, if the shares being transferred are not Hong Kong Stock. “Hong Kong Stock” means those stocks the transfer of which is required to be registered in Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of Intercont’s Ordinary Shares by a U.S. Holder, as defined below, that acquires Intercont’s Ordinary Shares in Intercont’s initial public offering and holds such shares as “capital assets” (generally, property held for investment) for federal income tax purposes. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions all as of the date hereof, which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans and tax qualified retirement plans, tax-exempt organizations (including private foundations)), persons who do not hold Intercont’s Ordinary Shares as capital assets, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of Intercont’s voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal estate and gift tax, any state, local, or non-U.S. income tax, the alternative minimum tax, or the Medicare tax considerations of holding Intercont’s Ordinary Shares. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in Intercont’s Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Intercont’s Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Intercont’s Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of partnerships holding Intercont’s Ordinary Shares are urged to consult their tax advisors regarding an investment in Intercont’s Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in the initial public offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of Intercont’s Ordinary Shares.

Taxation of Dividends and Other Distributions on Intercont’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Pursuant to the IRS guidance, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as Intercont’s are expected to be. Even if dividends would otherwise be treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder will not be eligible for reduced rates of taxation if such U.S. Holder does not hold the share for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Intercont’s Ordinary Shares, including the effect of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in Intercont’s Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (generally determined on the basis of an average of the quarterly values of the assets) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For that purpose, dividends from a 25% or more owned subsidiary engaged in a trade or business will be and only be treated as passive to the extent that the subsidiary itself has passive income. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of Intercont’s Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the initial public offering) on any particular quarterly testing date for purposes of the asset test.

The application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC. We will make a separate determination following the end of each tax year as to whether we are a PFIC. Depending on the amount of cash we raise in the initial public offering, together with any other assets held for the production of passive income, it is possible that, for our 2025 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. The determination of whether we will be classified as a PFIC is made annually and may involve facts that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or any “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

If you do not make a timely “mark-to-market” election (as described below), and if we are a PFIC at any time during the period you hold Intercont’s Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in Intercont’s Ordinary Shares for tax purposes.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year, however, such ordinary loss is allowable only to the extent of any mark-to-market gains on the Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed any mark-to-market gains on the Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Intercont’s Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is trade in other than de minimis quantities, on at least 20 days during the taxable year (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

We do not currently intend to prepare or provide information necessary to allow you to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Intercont’s Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to Intercont’s Ordinary Shares and proceeds from the sale, exchange or redemption of Intercont’s Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to Intercont’s Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

f.	Dividends and Paying Agents

Not Applicable.

g.	Statement by Experts

Not Applicable.

h.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is October 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

i.	Subsidiary Information

See “Item 4. Information on the Company- C. Organizational Structure” for information about our subsidiaries.

j.	Annual Report to Security Holders

Not applicable.

ITEM 11-QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of operating expense as a percentage of sales revenue if the revenues do not increase.

Credit Risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of June 30, 2025, and 2024, the aggregate amount of cash of $5,441,407 and $3,411,646, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $78,000) in aggregate per depositor. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our long-term loan. Our long-term loan bears interest at variable rate. Our future interest expenses may exceed expectations due to changes in market interest rates. Increased interest rates may have a material impact on our results of operations and financial condition. Historically, we incurred total interest expense amounted to $1.9 million and $2.7 million for the years ended June 30, 2025 and 2024, respectively. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of June 30, 2025, we had approximately total $2.9 million of long-term loan. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

ITEM 12-DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

a.	Debt Securities

Not Applicable.

b.	Warrants and Rights

Not Applicable.

c.	Other Securities

Not Applicable.

d.	American Depositary Shares

Not Applicable.

PART II

ITEM 13-DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14-MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.

Not Applicable.

B.

Not Applicable.

C.

Not Applicable.

D.

Not Applicable.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-282394), as amended, which was declared effective by the SEC on March 27, 2025, for Intercont’ initial public offering, which was closed on March 31, 2025. Intercont issued and sold an aggregate of 1,500,000 ordinary shares, at a price of $7.00 per share with gross proceeds of $10,500,000. On April 7, 2025, Kingswood Capital Partners, LLC., as the representative of the underwriters (the “Representative”) of the initial public offering of the Company, exercised its over-allotment option in part to purchase an additional 175,000 ordinary shares at a price of $7.00 per share. As a result, the gross proceeds of the Company’s offering, including the proceeds from the sale of the over-allotment shares, totaled $11,725,000, before deducting underwriting discounts and other related expenses.

We incurred expenses approximately $1.5 million in connection with our initial public offering and the Representative’s exercise of over-allotment option. The net proceeds raised from the initial public offering were approximately $10.6 million after deducting underwriting discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We have determined a specific use for a portion of the net proceeds of the initial public offering in the following areas: capital market cooperation, diversification of our shipping business, and technology innovation in our seaborne pulping business, and our management will have considerable discretion in deciding how to apply these proceeds.

ITEM 15-CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

In connection with the audits of our combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting as of June 30, 2025. The material weaknesses identified relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal controls over financial reporting. Had we performed a formal assessment of our internal controls over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Item 5. Operating and Financial Review and Prospects — Internal Control Over Financial Reporting.”

b. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules and regulations of the SEC for newly public companies.

c. Attestation Report of the Independent Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

d. Changes in Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules and regulations of the SEC for newly public companies.

ITEM 16-[RESERVED]

Not Applicable.

ITEM 16A-AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Yuanmei Ma qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Ms. Ma is “independent” as that term is defined in Nasdaq Marketplace Rule 5605(c)(2)(A). Please refer to “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management-Biographical Information” for a brief biographical listing of Ms. Ma’s relevant experience.

ITEM 16B-CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, or Code of Ethics that applies to all employees including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is designed to promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC and in other public communications made by us, (iii) compliance with applicable governmental laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics, and (v) accountability for adherence to the Code of Ethics.

Our Code of Ethics is attached as Exhibit 11.1 to this annual report. Copies of the Code of Ethics are available on our website at https://www.intercontcayman.com. Any amendment or waiver of the Code of Ethics will be disclosed on our website at https://www.intercontcayman.com. Information contained in our website is not incorporated by reference into this Form 20-F and you should not consider information on our website to be part of this Form 20-F.

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by UHY LLP for the fiscal year ended June 30, 2025 and 2024 are as follows:

	Years Ended
	June 30,
	2025	2024
Audit fees	$270,000	$230,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$270,000	$230,000

The Audit Committee has determined that the provision to us by independent registered public accounting firms of non-audit services as listed above is compatible with independent registered public accounting firms maintaining its independence.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by an independent registered public accounting firm before that firm is retained for such services. The pre-approval procedures are as follows:

●	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.

●	The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F-CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G-CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, Intercont is subject to the applicable Cayman Islands law, its amended and restated memorandum and articles of association, as well as the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like Intercont to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is Intercont’s home country, may differ significantly from the Nasdaq corporate governance listing standards.

Intercont currently relies on the home country practice exemption available to foreign private issuers and intend to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements including the following: (1) Nasdaq Rule 5605(b)(2) that requires the independent directors must have regularly scheduled meetings at which only independent directors are present; (2) Nasdaq Rule 5605(d) requiring each company must certify that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis; (3) Nasdaq Rule 5605(e) requiring a formal written charter or board resolutions, addressing the nominations process and such related matters be adopted; (4) Nasdaq Rule 5620(c) requiring each company that is not a limited partnership to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock; (5) Nasdaq Rule 5635(a) requiring each company shall obtain shareholder approval for issuance of securities in connection with acquisitions for certain events, including, without limitation, transaction other than a public offering involving a sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares), which alone or together with sales by officers, directors or substantial shareholders of the Company, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance; (6) Nasdaq Rule 5635(b) requiring a shareholder approval prior to the issuance of shares that will result in a change of control; (7) Nasdaq Rule 5635(c) requiring a shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; (8) Nasdaq Rule 5635(d) requiring a shareholder approval prior to the issuance of 20% or greater shares in transactions other than public offerings; (9) Nasdaq Rule 5250(b)(3) requiring disclosure of third-party director and nominee compensation; and (10) Nasdaq Rule 5250(d) requiring distribution of annual and interim reports to shareholders.

Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series, Rule 5250(b)(3) and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii), the Clawback policy requirement (Rule 5608) and Rule 5000 series. Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, Intercont’s shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information —3.D. Risk Factors—Risks Related to Intercont’s Ordinary Shares—Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H-MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I-Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

ITEM 16J-INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. Our insider trading policy is attached as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Cybersecurity is integral to our operation and management. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive approach to safeguarding our assets and operations.

We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft fraud. extortion harm to employees or customers, violation of privacy laws and other litigation and legal risk and reputational risk, as part of our overall risk management system and processes.

Governance

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

For the fiscal the year ended June 30, 2025, we did not experience any cybersecurity incidents that materially affected or are reasonably likely to materially affect our business operation or our financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems.

PART III

ITEM 17-FINANCIAL STATEMENTS

We have elected to provide combined and consolidated financial statements pursuant to Item 18.

ITEM 18-FINANCIAL STATEMENTS

The audited combined and consolidated financial statements of Intercont (Cayman) Limited and its subsidiaries are included at the end of this annual report.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	Filed herewith	—	—
2.1	Specimen Certificate of Ordinary Shares	F-1	4.2	Initially filed on 9/27/2024
2.2	Description of share capital of the Registrant (incorporated herein by reference to (i) the sections titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1(File No. 333- 282394), as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and	F-1	—	Initially filed on 9/27/2024
	(ii) the Registrant’s registration statement on Form 8-A (File No. 001-42571).	Form 8-A	—	3/27/2025
4.1	Escrow Agreement between Mandarin Fortune Shipping Pte Ltd as Sellers and Top Moral Shipping Limited as Buyers, and Hill Dickinson LLP as Escrow Holder in relation to the sale and purchase of “MANDARIN FORTUNE (IMO no. 9478169)” dated March 8, 2022.	F-1	10.1	Initially filed on 9/27/2024
4.2	Standard Bareboat Charter between Zhejiang Shipping (Hong Kong) Co. Ltd. or their nominee as owner and Topsheen performance guaranteed by Topsheen Shipping Singapore Pte Ltd. as charterer dated January 14, 2021.	F-1	10.2	Initially filed on 9/27/2024
4.3	Standard Bareboat Charter between Topsheen Shipping Group Limited and by Max Bright Marine Service Co., Ltd. as charterer dated September 7, 2018.	F-1	10.3	Initially filed on 9/27/2024
4.4	Standard Bareboat Charter between Topsheen Shipping Group Limited and by Top Legend Shipping Co., Limited as charterer dated September 7, 2018.	F-1	10.4	Initially filed on 9/27/2024
4.5	Standard Vessel Management Agreement between Top Wisdom Shipping Management Co., Limited and Top Moral Shipping Limited dated August 12, 2022.	F-1	10.5	Initially filed on 9/27/2024
4.6	Standard Vessel Management Agreement between Top Wisdom Shipping Management Co., Limited and Top Creation International (HK) Limited dated January 1, 2022.	F-1	10.6	Initially filed on 9/27/2024
4.7	Standard Seafarer Dispatch Agreement between Top Wisdom Shipping Management Co., Limited and Top Moral Shipping Limited dated August 12, 2022.	F-1	10.7	Initially filed on 9/27/2024
4.8	Standard Seafarer Dispatch Agreement between Top Wisdom Shipping Management Co., Limited and Top Creation International (HK) Limited dated January 1, 2022.	F-1	10.8	Initially filed on 9/27/2024
4.9	The Facility Agreement entered into by and among Top Moral Shipping Limited (as Borrower), Topsheen Shipping Singapore Pte. Ltd. (as Guarantor), and Chailease International Financial Services (Singapore) Pte. Ltd. (as Lender) on August 3, 2022 (the “CIFSS Loan Agreement”)	F-1	10.9	Initially filed on 9/27/2024

4.10	Amendment to the CIFSS Loan Agreement dated March 23, 2023	F-1	10.10	Initially filed on 9/27/2024
4.11	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant.	F-1	10.11	Initially filed on 9/27/2024
4.12	English Translation of the Strategic Cooperation Memorandum entered into by and among Rockwell Automation (China) Company Limited, Intercont, and Top Wisdom on September 11, 2024.	F-1	10.12	Initially filed on 9/27/2024
4.13	English Translation of the Technology Workboat R&D Service Contract (Phase 1) entered into by and between Intercont and Jiangsu Xinsihui Marine Technology Co., Ltd. on September 10, 2023.	F-1	10.13	Initially filed on 9/27/2024
4.14	English Translation of the Technology Workboat R&D Service Contract (Phase 2) entered into by and between Intercont and Jiangsu Xinsihui Marine Technology Co., Ltd. on March 5, 2024.	F-1	10.14	Initially filed on 9/27/2024
4.15	English Translation of the License Agreement entered into by and between Intercont and Jiangsu Xinsihui Marine Technology Co., Ltd. on November 13, 2024.	F-1	10.15	Initially filed on 9/27/2024
4.16	Ordinary Share Purchase Agreement between Intercont (Cayman) Limited and White Lion Capital LLC, dated August 20, 2025.	6-K	99.1	Initially filed on 8/26/2025
4.17	Registration Rights Agreement between Intercont (Cayman) Limited and White Lion Capital LLC, dated August 20, 2025.	6-K	99.2	Initially filed on 8/26/2025
4.18	Securities Purchase Agreement between Intercont (Cayman) Limited and Streeterville Capital, LLC dated September 4, 2025.	6-K	99.1	Initially filed on 9/19/2025
4.19	Pre-Paid Purchase #1 dated September 4, 2025	6-K	99.2	Initially filed on 9/19/2025
4.20	Registration Rights Agreement between Intercont (Cayman) Limited and Streeterville Capital, LLC dated September 4, 2025	6-K	99.3	Initially filed on 9/19/2025
4.21	Public Relations and Investor Relations Service Agreement between Intercont (Cayman) Limited and JA CAPITAL IN NY L.L.C. dated July 10, 2025	Filed herewith	—	—
4.22	Financial Advisory Services Agreement between Intercont (Cayman) Limited and Atlas Capital Strategies LLC dated July 12, 2025.	Filed herewith	—	—
4.23	Consulting Agreement between Intercont (Cayman) Limited and Atlas Harbor Investment Limited dated September 22, 2025.	Filed herewith	—	—
8.1	Subsidiaries of Intercont (Cayman) Limited	F-1	21.1	Initially filed on 9/27/2024
11.1	Code of Ethics	F-1	99.1	Initially filed on 9/27/2024
11.2	Insider Trading Policy	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
97.1	Clawback Policy of the Registrant	Filed herewith
101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, has been formatted in Inline XBRL and contained in Exhibit 101	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERCONT (CAYMAN) LIMITED

Date: October 30, 2025	By:	/s/ Muchun Zhu
		Name:	Muchun Zhu
		Title:	Chief Executive Officer

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

INTERCONT (CAYMAN) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Intercont (Cayman) Limited

Opinion on the Combined and Consolidated Financial Statements

We have audited the accompanying combined and consolidated balance sheets of Intercont (Cayman) Limited and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related combined and consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “combined and consolidated financial statements”). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matters

As discussed in Note 1 to the combined and consolidated financial statements, the Company has a significant working capital deficit as of June 30, 2025. The Company’s ability to continue as a going concern is dependent, in part, on receiving financial support from the Company’s primary shareholders. Management’s evaluation of the events and conditions and management’s plans that mitigated these matters are described in Note 1 to these combined and consolidated financial statements. Our opinion is not modified with respect to this matter.

As discussed in Note 10 to the combined and consolidated financial statements, the Company has significant related party transactions involving revenue, lease arrangement, due to and due from, advances, and expenses paid by and to multiple related parties. The Company’s revenue from related parties was approximately $23.4 million, $16.3 million and $18.8 million for the years ended June 30, 2025, 2024 and 2023, respectively, or approximately 93%, 64% and 58%, respectively, of total revenue of the Company. Our opinion is not modified with respect to that matter.

Basis for Opinion

These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined and consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined and consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2024.

New York, New York

October 30, 2025

INTERCONT (CAYMAN) LIMITED
COMBINED AND CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars — except for share data)

	As of June 30,
	2025	2024
ASSETS
Current Assets:
Cash	$5,648,749	$3,751,921
Accounts receivable, net	287,193	261,821
Accounts receivable-related parties	1,018,315	136,942
Prepayments and other current assets	788,351	555,070
Due from related parties	331,948	403,318
Short-term investment	10,300,869	—
Total Current Assets	18,375,425	5,109,072
Vessels, net	49,722,428	53,223,618
Property and equipment, net	6,506	4,686
Deferred dry dock cost, net	682,637	959,924
Right-of-use asset-operating lease, net	1,560,385	4,587,352
Deferred IPO cost	—	287,835
Prepayments and other non-current assets	475,000	975,000
Total Non-Current Assets	52,446,956	60,038,415
Total Assets	$70,822,381	$65,147,487

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturity of long-term loan	$1,656,288	$1,656,288
Accounts payable	1,025,427	1,035,506
Advance from customers-related party	433,125	213,209
Due to related parties	24,553,231	24,851,679
Accrued expenses and other current liabilities	1,113,103	314,919
Operating lease liabilities – current	1,437,353	3,026,234
Financing lease liabilities – current	3,338,390	3,256,190
Long-term payable, current	507,479	1,050,000
Total Current Liabilities	34,064,396	35,404,025
Long-term loan	1,252,657	2,848,986
Long-term payable	—	440,129
Operating lease liabilities -non-current	—	1,572,994
Financing lease liabilities-non-current	10,677,310	13,948,550
Total Non-Current Liabilities	11,929,967	18,810,659
Total Liabilities	45,994,363	54,214,684

COMMITMENTS AND CONTINGENCIES (Note 13)

Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500 million shares authorized, 26,675,001 and 25,000,001 share issued and outstanding as of June 30, 2025 and 2024, respectively*	2,668	2,500
Subscription receivable	—	(1,350,000)
Additional paid-in capital	12,457,680	3,016,900
Retained earnings	12,367,670	9,263,403
Total Shareholders’ Equity	24,828,018	10,932,803
Non-controlling interest	—	—
Total Equity	24,828,018	10,932,803
Total Liabilities and Equity	$70,822,381	$65,147,487

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 12.

The accompanying notes are an integral part of these combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
(Expressed in U.S. Dollars — except for share data)

	For the Years ended June 30,
	2025	2024	2023
Revenue
Time charter revenue – third parties	$—	$7,332,097	$13,043,409
Time charter revenue – related parties	19,306,369	12,281,701	13,999,534
Vessel management services revenue – third parties	1,761,184	1,879,943	557,726
Vessel management services revenue – related parties	4,068,128	4,033,195	4,844,888
Total revenue	25,135,681	25,526,936	32,445,557

Cost of revenues
Cost of time charter revenue	12,172,641	12,958,301	13,151,715
Cost of vessel management services revenue	5,127,060	5,218,970	4,916,597
Total Cost of revenues	17,299,701	18,177,271	18,068,312
Gross profit	7,835,980	7,349,665	14,377,245

Operating expenses:
General and administrative expenses	2,314,051	1,669,958	876,437
Research and development expenses	621,024	601,000	—
Total operating expenses	2,935,075	2,270,958	876,437

Income from operations	4,900,905	5,078,707	13,500,808

Other income (expense):
Interest income	3,892	307,225	194,576
Interest expense	(1,911,780)	(2,696,117)	(2,718,304)
Other income (expense), net	111,250	450,253	(89,391)
Total other expense, net	(1,796,638)	(1,938,639)	(2,613,119)

Income before income taxes	3,104,267	3,140,068	10,887,689
Provision for income taxes	—	—	—
Net income	3,104,267	3,140,068	10,887,689
Less: Net income attributable to non-controlling interests	—	—	16,573
Net income attributable to the Company	$3,104,267	$3,140,068	$10,871,116

Earnings per share – Basic and diluted*	$0.1	$0.1	$0.4
Weighted Average Shares Outstanding – Basic and diluted*	25,414,248	24,613,698	24,499,999

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 12.

The accompanying notes are an integral part of these combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023
(Expressed in U.S. Dollars — except for share data)

				Attributable to Intercont’s Shareholders
	Ordinary Shares		Subscription	Additional Paid in	Retained	Non- controlling
	Shares*	Amount	Receivable	Capital	Earnings	interest	Total
Balance as of June 30, 2022	24,499,999	$2,450	$—	$9,088	$10,852,219	$72,210	$10,935,967
Acquisition of noncontrolling interest	—	—	—	19,415	—	(19,415)	—
Net income for the year	—	—	—	—	10,871,116	16,573	10,887,689
Dividends declared	—	—	—	—	(3,800,000)	(69,368)	(3,869,368)
Balance as of June 30, 2023	24,499,999	$2,450	$—	$28,503	$17,923,335	$—	$17,954,288
Private placement	500,002	50	(1,350,000)	2,999,935	—	—	1,649,985
Net income for the year	—	—	—	—	3,140,068	—	3,140,068
Dividends declared	—	—	—	—	(11,800,000)	—	(11,800,000)
Effect of reorganization	—	—	—	(11,538)	—	—	(11,538)
Balance as of June 30, 2024	25,000,001	$2,500	$(1,350,000)	$3,016,900	$9,263,403	$—	$10,932,803
Collection of subscription receivable	—	—	1,350,000	—	—	—	1,350,000
Net income for the year	—	—	—	—	3,104,267	—	3,104,267
Initial public offering	1,675,000	168	—	9,440,780	—	—	9,440,948
Balance as of June 30, 2025	26,675,001	$2,668	$—	$12,457,680	$12,367,670	$—	$24,828,018

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization as described in Note 12.

The accompanying notes are an integral part of these combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars — except for share data)

	For the Years Ended June 30,
	2025	2024	2023
Cash flows from operating activities:
Net income	$3,104,267	$3,140,068	$10,887,689
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels and property and equipment	3,701,462	3,651,694	3,464,821
Amortization of debt issuance cost	59,959	50,425	71,397
Amortization of operating lease right-of-use assets	3,026,967	2,905,872	2,789,731
Amortization of deferred dry-docking cost	277,288	278,194	159,822
Income from short-term investment	(100,869)	—	—
Amortization of discount for long-term payable	67,350	84,585	—
Changes in operating assets and liabilities:
Accounts receivable	663,242	(156,792)	(103,889)
Accounts receivable-related parties	(881,373)	(136,942)	—
Prepayments and other assets	266,716	(153,168)	49,856
Accounts payable	(552,292)	133,121	85,810
Advance from customers-related party	219,916	25,612	107,192
Accrued expenses and other liabilities	784,203	259,055	(126,970)
Operating lease liabilities	(3,161,875)	(2,913,790)	(2,788,998)
Due from related parties	(75,029)	234,120	(637,438)
Due to related parties	1,553	(424,612)	(389,929)
Long-term deposit	—	(500,000)	—
Net cash provided by operating activities	7,401,485	6,477,442	13,569,094

Cash flows from investing activities:
Purchase of time deposit through a related party	—	(500,000)	(21,500,000)
Withdraw of time deposit through a related party	—	12,500,000	9,500,000
Payment for dry-docking cost	—	(818,697)	—
Short-term investment	(10,200,000)	—	—
Purchase of long-lived assets	(1,053,967)	(656,962)	(11,995,575)
Net cash (used in) provided by investing activities	(11,253,967)	10,524,341	(23,995,575)

Cash flows from financing activities:
Loan received from a third-party, net of debt issuance cost	—	—	9,485,000
Repayment of long-term loan from a third-party	(1,656,288)	(2,986,048)	(1,900,000)
Repayment of loan from related-party	(300,000)	—	—
Financing lease liabilities-principal repayment	(3,387,164)	(3,242,237)	(3,229,300)
Dividends to shareholders	—	(11,800,000)	(3,869,368)
Borrowing receipt from a related party	—	—	3,400,000
Proceeds from initial public offering	10,634,261	—	—
Deferred IPO cost	(891,499)	(287,835)	—
Proceeds from private placement	1,350,000	1,649,985	—
Payment of loan deposit	—	—	(475,000)
Net cash provided by (used in) financing activities	5,749,310	(16,666,135)	3,411,332

Net increase/(decrease) in cash	1,896,828	335,648	(7,015,149)
Cash at beginning of year	3,751,921	3,416,273	10,431,422
Cash at end of year	$5,648,749	$3,751,921	$3,416,273

Supplemental disclosure information:
Cash paid for interest	$1,603,765	$2,344,212	$2,309,052
Non-cash investing transactions:
Addition to fixed assets through long term account payable	$—	$1,405,544	$—
Reclassification of deferred IPO cost to additional paid-in capital	$1,193,313	$—	$—
Non-cash warrant issued for underwriter services and reclassified to additional paid-in capital	$386,644	$—	$—

The accompanying notes are an integral part of these combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Intercont (Cayman) Limited (“Intercont” or the “Company”) was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”) listed below, are principally engaged time charter service and vessel management services business.

Upon completion of the Reorganization, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Fortune Ocean Holdings Limited (“Fortune Ocean”)	January 22, 2024	British Virgin Islands (“BVI”)	100%	Investment Holding
Top Wisdom Shipping Management Co., Limited (“Top Wisdom”)	February 1, 2013	Hong Kong	100%	Vessel management services
Top Moral Shipping Limited (“Top Moral”)	December 12, 2013	Hong Kong	100%	Time charter service
Top Legend Shipping Co., Limited (“Top Legend”)	March 6, 2013	Hong Kong	100%	Time charter service
Top Creation International (HK) Limited (“Top Creation”)	July 29, 2011	Hong Kong	100%	Time charter service
Max Bright Marine Service Co., Limited (“Max Bright”)	April 2, 2014	Hong Kong	100%	Time charter service
Singapore Openwindow Technology Pte. Ltd. (“Openwindow”)	July 28, 2023	Singapore	100%	Process of pulp, paper and paperboard

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

A reorganization of the legal structure was completed on March 27, 2024. The reorganization involved:

(i)	The formation of the Company’s wholly owned subsidiary-Openwindow on July 28, 2023

(ii)	The formation of Fortune Ocean on January 22, 2024 and all the equity interests of Top Wisdom, Top Moral, Top Legend, Top Creation and Max Bright were transferred to Fortune Ocean on March 14, 2024

(iii)	All the shareholders’ equity interests in Fortune Ocean were transferred to the Company on March 27, 2024 under common control and at nominal consideration

Immediately before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same group of the shareholders. Therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The combination and consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined and consolidated financial statements in accordance with ASC 805-50-45-5.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Going concern consideration

In assessing its liquidity, the Group monitors and analyzes its cash on hand, ability to generate sufficient revenue sources in the future and operating and capital expenditure commitments. As of June 30, 2025, the Group had cash of approximately $5,648,749. As of June 30, 2025 and 2024, the Group’s working capital deficit was $15,688,971 and $30,294,954.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. The going concern status of the Company depends on its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional income or debt as may be required and/or recurring financial support from shareholders or other related parties. The Group’s primary shareholders have agreed to provide financial support commitment to the Company until October 31, 2026. As of September 30, 2025, the Company had cash and cash equivalents of $8,285,084. As a result, management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determine that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility.

Taking into account the ability for the Group to raise finances, the management has alleviated the substantial doubt about the Group’s ability to continue as a going concern.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of combination and consolidation

As the reorganization in Note 1 (“the Reorganization”) was accounted for as restructuring of entities under common control, the accompanying combined and consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented. The financial statements presented herein represent (1) up until the date of the consummation of the Reorganization, the combined financial statements of the Company, Fortune Ocean, Top Wisdom, Top Moral, Top Legend, Top Creation and Openwindow; (2) subsequent to the consummation of the Reorganization, the consolidated financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Emerging Growth Company

The Group is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to optout is irrevocable. The Group has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Uses of estimates

In preparing the combined and consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the combined and consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, impairment of long-lived assets and salvage value of the owned vessels. The Group evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Foreign currency translation

The functional currency of the Group is the U.S. dollar. The Group engages in international commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated and majority of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the combined and consolidated statements of income.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, prepayment and other assets, due from related parties, accounts payable, advance from customers, due to related parties, accrued expenses and current maturity of long-term loan approximates their recorded values. The Group determined that the carrying value of the long-term of loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Cash

Cash comprises cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Expected credit losses of receivables

The Group’s accounts receivable, other receivables (included in “prepayments and other current assets”) and due from related parties are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote. The Group recorded current expected credit loss expense for accounts receivable amounted to nil for the years ended June 30, 2025, 2024 and 2023.

Prepayments and other assets primarily consist of lease deposit, and employee advance, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the loss-rate method to estimate the allowance for credit losses. The Group considers the past collection experience, any changes in collection trends, the credit worthiness of counter-parties, the contractual terms, current economic conditions, and expectation of future economic conditions. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses after management has determined that the likelihood of collection is not probable. For the years ended June 30, 2025, 2024 and 2023, the Group provided allowance for credit losses of nil.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office and electronic equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined and consolidated statements of income in other income or expenses. Depreciation expense was $2,148, $1,609 and $1,745 for the years ended June 30, 2025, 2024 and 2023, respectively.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Vessels, net

Vessels are carried at historical cost less accumulated depreciation and impairment adjustments, if any. The depreciation on vessels is reviewed annually to ensure that the method and period used reflect the pattern in which the asset’s future economic benefits are expected to be consumed. The gross carrying amount of the vessel is the purchase price, including duties/taxes, borrowing costs and any other direct costs attributable to bringing it to the location and condition necessary for the vessels intended use. Capitalization of costs will cease once the vessel is in the location and condition necessary for it to be able to operate in the manner consistent with its intended design. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 10 – 25 years from the date of their initial delivery from the shipyard.

Vessels under financing leases are also included in this caption on the combined and consolidated balance sheets.

Impairment of long-lived assets

Vessels, net, property and equipment, net and other long-lived assets held and used are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Group evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. The Group determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel market price, gross profit margin and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and other capitalized items, if any, related to the vessel. The Group has considered various indicators, including but not limited to, the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook.

For the years ended June 30, 2025, 2024 and 2023, the Group concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and other long-lived assets and that step one of the impairment analysis was not required.

Deferred dry docking cost, net

Vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 60 months, depending on the vessels’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Costs capitalized as part of the drydocking consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. As of June 30, 2025 and 2024, the deferred dry-docking cost, net was $682,637 and $959,924, respectively. For the years ended June 30, 2025, 2024 and 2023, the amortization expense for the deferred dry-docking costs amounted to $277,288, $278,194 and $159,822, respectively.

Short term investment

Short-term investments consist of the Group’s investment in private funds. The private equity fund, over which the Group does not have the ability to exercise significant influence, is accounted for under the practical expedient in ASC Topic 820, Fair Value Measurement (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”). The Company currently does not hold any investments that do not qualify for the NAV practical expedient.

Deferred IPO costs

Deferred IPO costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the proposed offering and that would be charged to shareholders’ equity upon the completion of the proposed offering. As of June 30, 2025 and 2024, the deferred IPO costs were $nil and $287,835, respectively.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the combined and consolidated financial statements and the accompanying notes. These reclassifications had no effect on previously reported net income (loss), total assets, or shareholders’ equity.

Revenue recognition

The Group is engaged in vessels rental and management services and primarily derives its revenue from time charter contracts and provides vessel management service.

On July 1, 2019, the Group has adopted ASC 842 “Leases” and ASU 2014-09, Revenue from Contracts with Customers (ASC 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Time charter revenue

A time charter is a type of contract that is entered into for the use of such vessel as well as such vessel’s operations for a specific period of time at a specified daily charter hire rate. Charter durations may range from one month to two years. The Group accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Group has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Group further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer during lease term of each vessel and the predominant component is the lease. Lease revenues are recognized on a straight-line basis over the rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Group, and is recorded as time charter revenues.

Vessel operating costs incurred during the leasing period for the maintenance and operation of the vessels such as for crews, maintenance and insurance are typically paid by the Group are expensed as incurred as the timing and pattern of transfer of the components are identical to the operating lease revenue earned from the charter hire.

Vessel management services revenue

The Group contracts with various customers to carry out vessel management services. Vessel management services consists of assignment of the Group’s crew team member to the customers’ vessels for their operation and provision of dry-docking, lubricating oil, spare parts procurement and other maintenance services over the contract term. Most of the vessel management services agreements have a term more than one year and are typically billed on a monthly basis. The Group provides the services to the customer and satisfies its performance obligation over the term of the contract.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of Revenues

For the years ended June 30, 2025, 2024 and 2023, the disaggregated revenues by revenue streams were as follows:

	For the years ended June 30,
	2025	2024	2023
Time charter revenue	$19,306,369	$19,613,798	$27,042,943
Vessel management services revenue	5,829,312	5,913,138	5,402,614
Total	$25,135,681	$25,526,936	$32,445,557

For the years ended June 30, 2025, 2024 and 2023, the disaggregated revenues by customer location were as follows:

	For the years ended June 30,
	2025	2024	2023
Singapore	$19,306,369	$12,281,701	$18,020,107
Hong Kong S.A.R.	4,068,128	4,088,106	4,262,950
BVI	—	4,755,737	6,243,123
Other countries	1,761,184	4,401,392	3,919,377
Total	$25,135,681	$25,526,936	$32,445,557

A contract liability exists when the Group has received consideration prior to it being earned. These amounts are recognized as revenue over the charter period. As of June 30, 2025, and2024, contract liabilities amounted to $433,125, and $213,209, respectively, which were presented as “advance from customers -related party” in balance sheet. All contract liabilities as of June 30, 2024 have been recognized as revenue for the year ended June 30, 2025. As of June 30, 2023, contract liabilities amounted to $187,597, which was presented as “advance from customers” in balance sheet. All contract liabilities as of June 30, 2023 have been recognized as revenue for the year ended June 30, 2024.

Leases

The Group has lease contracts for vessels and office space. Leases are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. The Group records lease liabilities and right-of-use assets on its combined and consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loan. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with a lease term not more than one year and without a purchase option (short-term leases), the Group records operating lease expense in its combined and consolidated statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the combined and consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2025, 2024 and 2023, the weighted average number of shares used in the basic and diluted earnings per share calculation were 25,414,248, 24,613,698 and 24,499,999, respectively.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Chief Executive Officer is identified as the chief operating decision maker (CODM). The management, including the chief operating decision maker, measures performance based on our overall return to shareholders based on combined net income. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Group as a whole and not on the basis of separate business units, as a result, the Group has determined that it operates as one reportable segment.

The CODM does not review segment assets and segment expenses at a level different than what is reported in the Company’s Combined and Consolidated Balance Sheets and Combined and Consolidated Statements of Income. Additionally, the CODM regularly receives information about the Company’s capital expenditures which are reported in the Company’s Combined and Consolidated Statement of Cash Flows as purchase of long-lived assets under investing activities.

Additionally, other segment items include research and development expenses related to seaborne innovational business with current research direction of seaborne pulping for the years ended June 30, 2025, 2024 and 2023.

For the years ended June 30, 2025, 2024 and 2023, all revenue is generated outside of the United States. For disaggregated revenues by revenue streams and customer location, please see Revenue Recognition above.

The Company’s long-lived assets consist primarily of vessels and property and equipment, all of which are located in outside of the United States.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of risks

a. Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of June 30, 2025, and 2024, the aggregate amount of cash of $5,441,407 and $3,411,646, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $78,000) in aggregate per depositor. As of June 30, 2025 and 2024, the Company’s uninsured cash balance was approximately $5,478,297 and $3,609,211, respectively. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b. Significant customers

For the year ended June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 74% of the Group’s total revenues. For the year ended June 30, 2024, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 48% and 19%, respectively, of the Group’s total revenues. For the year ended June 30, 2023, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer B and Customer C accounted for approximately 43%, 19% and 12%, respectively, of the Group’s total revenues. As of June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer D, Customer G (Meida Shipping Co., Limited, a related party) and Customer E (Tongda Shipping Co., Limited, a related party) accounted for approximately 47%, 22%, 12%and 11%, respectively, of the Group’s accounts receivable and accounts receivable- related parties. As of June 30, 2024, Customer D, Customer F (Keen Best Shipping Co Limited, a related party) and Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 66%, 22% and 12%, respectively, of the Group’s accounts receivable and accounts receivable- related parties.

c. Significant suppliers

For the year ended June 30, 2025, Supplier A accounted for approximately 14% of the Group’s total cost of revenues. For the year ended June 30, 2024, Supplier A accounted for approximately 16% of the Group’s total cost of revenues. For the year ended June 30, 2023, Supplier A and Supplier B accounted for approximately 20% and 12% of the Group’s total cost of revenues, respectively. As of June 30, 2025 and 2024, no supplier accounted for more than 10% of the Group’s total accounts payable.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Group’s combined and consolidated financial statements. In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. The Company adopted ASU 2023-07 as of July 1, 2024. The adoption of this guidance did not have a material impact on the Group’s combined and consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The amendments in ASU 2024-02 contain amendments to the Codification that remove references to various FASB Concepts Statements. Following the release of ASU 2024-02 in March 2024, the effective date will be annual reporting periods beginning after December 15, 2024. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined and consolidated balance sheets, statements of income and statements of cash flows.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 3 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets consisted of the following:

	As of June 30, 2025	As of June 30, 2024
Advance to crew	$172,133	$267,165
Advance to employee	57,408	211,375
Rental deposit(1)	500,000	—
Other	58,810	76,530
Total	$788,351	$555,070

Prepayments and other non-current assets consisted of the following:

	As of June 30, 2025	As of June 30, 2024
Rental deposit(1)	$—	$500,000
Loan security deposit(2)	475,000	475,000
Total	$475,000	$975,000

(1)	Rental deposit represents a deposit of $500,000 paid to the lessor of Top Advancer (see Note 8), which is expected to be received in December 2025 upon the lease’s expiration.

(2)	This is long-term loan security deposit of $475,000, which is expected to be collected at the end of long-term loan agreement (see Note 9).

Note 4 — VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Total Vessels
Balance June 30, 2023	$68,191,736	$(13,377,069)	$54,814,667
Additions	2,059,036	(3,650,085)	(1,591,049)
Balance June 30, 2024	$70,250,772	$(17,027,154)	$53,223,618
Additions	198,124	(3,699,314)	(3,501,190)
Balance June 30, 2025	$70,448,896	$(20,726,468)	$49,722,428

The above balances as of June 30, 2025 and 2024 are analyzed in the following tables:

	Cost	Accumulated Depreciation	Net Book Value
Owned Vessel*
Balance June 30, 2023	$14,094,790	$(758,229)	$13,336,561
Additions	—	(866,547)	(866,547)
Balance June 30, 2024	$14,094,790	$(1,624,776)	$12,470,014
Additions	—	(866,547)	(866,547)
Balance June 30, 2025	$14,094,790	$(2,491,323)	$11,603,467

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 4 — VESSELS, NET (cont.)

	Cost	Accumulated Depreciation	Net Book Value
Right-of-use assets under finance lease**
Balance June 30, 2023	$54,096,946	$(12,618,840)	$41,478,106
Additions	2,059,036	(2,783,538)	(724,502)
Balance June 30, 2024	$56,155,982	$(15,402,378)	$40,753,604
Additions	198,124	(2,832,767)	(2,634,643)
Balance June 30, 2025	$56,354,106	$(18,235,145)	$38,118,961

*	Owned Vessel:

On August 14, 2022, the Group took delivery of the Top Brilliance, a 2008-built vessel of 56,823 dwt (Deadweight Tonnage), from an unrelated third party, for an acquisition cost of $14,094,790. Depreciation expense amounted to $866,547, $866,547 and $758,229 for the years ended June 30, 2025, 2024 and 2023, respectively.

**	Right-of-use assets under finance lease:

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $26,821,639 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 8)

In January, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $27,275,307 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 8)

During the year ended June 30, 2024, the Group completed the installation of desulfurizing towers on Top Diligence and Top Elegance. The original value of $2,059,036 is depreciated during the useful life.

Depreciation expense for the vessels under finance lease was $2,832,767, $2,783,538 and $2,704,847 for the years ended June 30, 2025, 2024 and 2023, respectively.

Note 5 — Short term investment

As of June 30, 2025 and 2024, the Group’s short-term investments are comprised of the following:

	As of June 30, 2025	As of June 30, 2024
Private investment fund	$10,300,869	$—

On April 1, 2025, the Group paid $10,200,000 in cash to invest in private investment fund of Right Time SPC. The principal investment objective of the fund is to pursue returns by investing primarily in loans. The Group does not have the ability to exercise significant influence and elect to account for the investment under the NAV practical expedient. During the year ended June 30, 2025, the Group recognized a fair value gain of $100,869. As of June 30, 2025, the fair value of investments measured at net asset value was approximately $10,300,869. Subsequently in September and October 2025, the Group redeemed the investment and received net proceeds of $10,280,280 after deducting redemption fees and bank charges.

Note 6 — ACCRUED EXPENSES AND OTHER LIABITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2025	As of June 30, 2024
Wages and welfare payable	$660,589	$116,054
Professional service fees	402,458	143,420
Others	50,056	55,445
Total	$1,113,103	$314,919

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 7 — LONG-TERM PAYABLE

	As of June 30, 2025	As of June 30, 2024
Long-term payable, current	$507,479	$1,050,000
Long-term payable, non-current	—	440,129
Total	$507,479	$1,490,129

Long-term payable represents the remaining balance for desulfurizing towers of Top Diligence and Top Elegance. The total consideration for the desulfurizing towers is $2,100,000, which should be paid within two years. The balance for Top Diligence shall be paid in four installments of $262,500 every six months from October 17, 2023 to October 16, 2025 and was discounted at a rate of 6.96%. The balance for Top Elegance shall be paid in four installments of $262,500 every six months from December 18, 2023 to December 17, 2025 and was discounted at a rate of 6.85%. The carrying amount of the long-term payable is shown net of total unamortized discount of $17,521 as of June 30, 2025. Amortization of the discounts is reported in the income statement as interest expense.

Note 8 — Leases

Operating lease

In February, 2021, the Group took delivery of the Top Advancer, a 2016-built bulk carrier for a 59-month bareboat charter-in agreement. No purchase option or obligation clause is stipulated in the bareboat charter contract. The Group has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Group has recognized an operating lease liability based on the net present value of the remaining charter-in payments based on rate at the lease commencement and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Any changes resulted from the index or rate change is charged to expense during the period they occur.

For the years ended June 30, 2025, 2024 and 2023, cash paid for operating lease liabilities amounted to $2,630,252, $2,920,500 and $3,597,283, respectively, which equals to the total lease expenses in the below table.

The components of lease expenses for the years ended June 30, 2025 and 2024 were as follows:

	For the years ended June 30,
	2025	2024	2023
Fixed operating lease	$3,158,279	$3,158,279	$3,158,279
Variable operating lease	(528,027)	(237,779)	439,004
Total lease expense	$2,630,252	$2,920,500	$3,597,283

The variable operating lease expense depending on the BSI (Baltic Supramax index) published by the Baltic Exchange is measured on a monthly basis and recognized during the period in which it incurred.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30, 2025	As of June 30, 2024
Right-of-use assets-operating lease, net	$1,560,385	$4,587,352

Operating lease liabilities – current	1,437,353	3,026,234
Operating lease liabilities – non-current	—	1,572,994
Total operating lease liabilities	$1,437,353	$4,599,228

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 8 — Leases (cont.)

The weighted average remaining lease terms and discount rate for operating lease were as follows as of June 30, 2025 and 2024:

	As of June 30, 2025	As of June 30, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.5 years	1.5 years
Weighted average discount rate	4.16%	4.16%

The following is a schedule of maturities of operating lease liabilities (excluding variable payments) as of June 30, 2025:

Twelve months ending June 30,
2026	$1,456,106
Total future minimum lease payments	$1,456,106
Less: imputed interest	18,753
Present value of lease liabilities	$1,437,353

Short-term operating lease

The Group leased office space from a related party with fixed lease term of 1 year with no purchase or renew option. The Group elects not to apply the recognition requirements in ASC 842 to short-term leases and recognizes the lease payments in profit or loss on a straight-line basis over the lease term. Short-term lease expense amounted to $34,448, $27,443 and $28,571 for the years ended June 30, 2025, 2024 and 2023.

Financing leases

In September, 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 10). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period.

The Group has performed an assessment for Top Diligence considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized vessel, net and a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.4%). As of June 30, 2025 and 2024, the outstanding balance of lease liabilities was $6,739,912 and $8,337,978, respectively, and is repayable in 38 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

In October, 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 10). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group has performed an assessment for Top Elegance considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.8%). As of June 30, 2025 and 2024, the outstanding balance of lease liabilities was $7,275,788 and $8,866,762, respectively, and is repayable in 42 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 8 — Leases (cont.)

The total amount of financing lease expense, including amortization and interest expenses recognized in the combined and consolidated statements of income for the years ended June 30, 2025, 2024 and 2023 were as follows:

	For the years ended June 30,
	2025	2024	2023
Depreciation expenses	$2,704,847	$2,704,848	$2,704,847
Interest expenses-fixed	1,196,602	1,443,772	1,689,926
Interest expenses-variable	238,965	496,612	300,761
Total	$4,140,414	$4,645,232	$4,695,534

The variable interest expenses depending on LIBOR (later replaced by SOFR) are measured on a monthly basis and recognized during the period in which they are incurred.

Supplemental balance sheet information related to financing leases was as follows:

	As of June 30, 2025	As of June 30, 2024
Right-of-use assets-financing lease, net (included in Vessels, net, see Note 4)	$38,118,961	$40,753,604
Financing lease liabilities – current	$3,338,390	$3,256,190
Financing lease liabilities – non-current	10,677,310	13,948,550
Total financing lease liabilities	$14,015,700	$17,204,740

The weighted average remaining lease terms and discount rates for financing leases were as follows as of June 30, 2025 and 2024:

	As of June 30, 2025	As of June 30, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.34 years	4.34 years
Weighted average discount rate	7.61%	7.61%

The following is a schedule of maturities of financing lease liabilities (excluding variable payments) as of June 30, 2025:

Twelve months ending June 30,
2026	$4,286,724
2027	3,986,356
2028	3,753,139
Thereafter	4,182,754
Total future minimum lease payments	$16,208,973
Less: imputed interest	2,193,273
Present value of lease liabilities	$14,015,700

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 9 — LONG-TERM LOAN

Long-term loan consists of the following:

	As of June 30, 2025	As of June 30, 2024
Chailease International Financial Services (Singapore) Pte. Ltd. (due on August 8, 2027)	$2,908,945	$4,505,274
Total	$2,908,945	$4,505,274
Less: Long-term loan – current portion	1,656,288	1,656,288
Long-term loan – non-current portion	$1,252,657	$2,848,986

On August 3, 2022, the Group entered into a loan agreement with Chailease International Financial Services (Singapore) Pte. Ltd. to borrow $9,500,000. The loan bears an annual interest rate of Benchmark Rate plus 4.16%. Pursuant to a supplemental agreement, the Benchmark Rate — London Interbank Offered Rate(“LIBOR”) was replaced by the secured overnight financing rate published by CME Group (“CME TERM OF SOFR”) effective on April 8, 2023. Debt issuance cost of $230,500 was deferred and amortized through the loan period using effective interest rate method. A security deposit of $475,000 was deposited with the lender. The loan is guaranteed by Topsheen Shipping Singapore Pte. Ltd., shareholders and affiliates (related parties, see Note 10). The Group is required to repay monthly installments comprising principal and interest thereafter. In April 2024, the Company and the Lender entered into an amendment that the Company can repay US$1 million in advance with the updated payment schedule in the remaining period. The voluntary prepayment fee is 2% of the prepayment amount, which is US$ 20,000.

The repayment schedule for the loan are as follows:

Twelve months ending June 30,	Repayment
2026	$1,656,288
2027	1,130,492
2028	170,884
Subtotal	$2,957,664
Less: unamortized debt issuance cost	(48,719)
Total	$2,908,945

Note 10 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related parties’ balances as of June 30, 2025 and 2024 and transactions for the years ended June 30, 2025, 2024 and 2023 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Shoucheng Lei	A shareholder of the Group
Ocean Master Worldwide Corporation	Controlled by Mr. Shoucheng Lei, Ms. Luan Chen and Mr. Jun Li, shareholders of the Group
Rui Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Limited	Related to Mr. Dong Zhang
Topsheen Shipping Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Topsheen bulk Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Xun Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Group Limited	Controlled by Mr. Shoucheng Lei
Nanjing Top Confidence Marine Management Co., Ltd	Controlled by Mr. Shoucheng Lei
Mei Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Tong Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Keen Best Shipping Co Limited	Controlled by Ocean Master Worldwide Corporation
Mr. Dong Zhang	Family member of Mr. Jun Li
Mr. Qing Xu	Family member of Ms. Luan Chen
Top Corporation Shipping Limited	Controlled by Ocean Master Worldwide Corporation

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 10 — RELATED PARTY TRANSACTIONS (cont.)

(2) Accounts receivable-related parties

	As of June 30, 2025	As of June 30, 2024
Topsheen Shipping Singapore Pte. Ltd. (1)	$616,279	$50,125
Tong Da Shipping Co. Limited(2)	143,277	—
Mei Da Shipping Co. Limited(2)	159,638	—
Keen Best Shipping Co Limited(2)	99,121	86,817
Total	$1,018,315	$136,942

(1)	The balance mainly represented consideration for time charter accounts receivable from Topsheen Shipping Singapore Pte. Ltd.

(2)	The balance represents the accrued management fees from related parties for vessel management services.

(3) Advance from customers-related party

	As of June 30, 2025	As of June 30, 2024
Topsheen Shipping Singapore Pte. Ltd.(1)	$433,125	$213,209

(1)	The balance represents the advance charter hire payments from Topsheen Shipping Singapore Pte. Ltd.

(4) Due from related parties

As of June 30, 2025 and 2024, the balances due from related parties were as follows:

	As of June 30, 2025	As of June 30, 2024
Ocean Master Worldwide Corporation	$—	$71,662
Topsheen Shipping Singapore Pte. Ltd(1)	331,948	331,656
Total	$331,948	$403,318

(1)	The balance represents the outstanding bunker receivable from Topsheen Shipping Singapore Pte. Ltd for time charter service provided by the Group.

(5) Due to related parties

As of June 30, 2025 and 2024, the balances due to related parties were as follows:

	As of June 30, 2025	As of June 30, 2024
Topsheen Shipping Group Limited(1)	36,584	45,504
Nanjing Top Confidence Marine Management Co., Ltd(1)	14,381	17,683
Due to shareholder and affiliate(2)	24,490,720	24,776,946
Ocean Master Worldwide Corporation	11,546	11,546
Total	$24,553,231	$24,851,679

(1)	The balances mainly represented the expenses paid on behalf of the Group.

(2)	The balances mainly represented non-interest-bearing loans from Mr. Shoucheng Lei and due on demand.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 10 — RELATED PARTY TRANSACTIONS (cont.)

(6) Services provided to related parties

	For the year ended June 30, 2025	For the year ended June 30, 2024	For the year ended June 30, 2023
Topsheen Shipping Singapore Pte. Ltd. (Time charter revenue)	$18,682,031	$12,281,701	$13,999,534
Mei Da Shipping Co. Limited (Vessel management services revenue)	1,481,220	1,565,711	2,052,046
Tong Da Shipping Co. Limited (Vessel management services revenue)	1,457,911	1,492,521	1,752,601
Rui Da Shipping Co. Limited (Vessel management services revenue)	—	—	420,737
Xun Da Shipping Co. Limited (Vessel management services revenue)	—	—	619,504
Topsheen Bulk Singapore Pte Ltd (Time charter revenue)	624,337	—	—
Keen Best Shipping Co Limited (Vessel management services revenue)	1,128,998	974,963	—
Total	$23,374,497	$16,314,896	$18,844,422

For the years ended June 30, 2025, 2024 and 2023, the Group provided time charter service and vessel management services to the related parties. These numbers have been included in the revenue of the combined and consolidated statements of income.

(7) Financing lease from a related party

For the years ended June 30, 2025, 2024 and 2023, the Group has financing leases from a related party. (see Note 8)

(8) Short-term office lease expense from a related party

	For the year ended June 30, 2025	For the year ended June 30, 2024	For the year ended June 30, 2023
Mr. Jun Li’s affiliate	$27,684	$27,443	$28,571

These numbers have been included in the General and administrative expenses of the combined and consolidated statements of income.

(9) General and administrative expenses shared with a related party

	For the year ended June 30, 2025	For the year ended June 30, 2024	For the year ended June 30, 2023
Topsheen Shipping Group Co., Ltd	$92,581	$108,353	$75,592

(10) Guarantee by a related party

As of June 30, 2025 and 2024, long-term loan totaling $2,908,945 and $4,505,274, respectively, was guaranteed by Topsheen Shipping Singapore Pte. Ltd., shareholders and affiliates. (see Note 9).

(11) Advances with related party

During the year, the Group entered into intercompany advances with related parties to meet short-term funding needs. Substantially all of the balances were settled before year-end, and the remaining balance as of June 30, 2025 was immaterial. The related cash flows were included in operating activities.

Note 11 — TAXES

Cayman Islands

Intercont is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in BVI is not subject to income tax.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 11 — TAXES (cont.)

Hong Kong

The operating entities of the Group are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, it is the Director’s view that the Group’s revenue is either not subject or exempt from income tax according to the tax regulations prevailing in the jurisdiction in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently.

The following table reconciles the Hong Kong income tax rates to the Group’s effective tax rate for the years ended June 30, 2025, 2024 and 2023:

	For the Year ended June 30, 2025	For the Year ended June 30, 2024	For the Year ended June 30, 2023
Statutory tax rate	16.5%	16.5%	16.5%
Tax exemption	(16.5)%	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%	0.0%

Note 12 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated on July 4, 2023 as a holding company. The Company’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each. The number of ordinary shares issued and outstanding was 92.1 as of July 4, 2023.

Recapitalization

By April 15, 2024, the Company effectuated a series of share recapitalizations (the “Recapitalization”). As a result of the Recapitalization, the Company had nominal issuance of 25,000,001 ordinary shares to the existing ordinary shareholders, after which, the Company has an aggregated of 25,000,001 ordinary shares issued and outstanding. The Company believes that the Recapitalization should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

Initial Public Offering

The Group completed its Initial Public Offering (“IPO”) on March 28, 2025 issuing 1,500,000 ordinary shares, par value $0.0001 per share, with total gross proceeds of $10,500,000, before deducting underwriting discounts and other offering expenses. Net proceeds amounted $9,495,017 were received.

On April 7, 2025, Kingswood Capital Partners, LLC. (“Kingswood”), as the representative of the underwriters, exercised its over-allotment option in part to purchase an additional 175,000 ordinary shares par value US$0.0001 per share of the Company at the public offering price of $7.00 per share, before deducting underwriting discounts. The Group received $1,139,244 net proceeds from the over-allotment on April 8, 2025.

Private Placements

Two independent investors signed agreements with the Company on March 11, 2024 to invest in aggregated of approximately $3.0 million (or $1.5 million per each investor) in exchange for total of 500,002 ordinary shares of the Company (or 250,001 ordinary shares per each investor). As of June 30, 2025, the Company received $3.0 million. The related issuance of the ordinary shares for the private placement was completed on April 8, 2024, which was accounted as a standalone private placement, separate from the Recapitalization. The proceeds received by the Company related to this private placement amounted to $1,350,000 and $1,649,985 for the years ended June 30, 2025 and 2024, respectively.

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 12 — SHAREHOLDERS’ EQUITY (cont.)

Dividends

Dividends declared and paid by the subsidiaries of the Group for the years ended June 30, 2025, 2024 and 2023 are listed below:

Subsidiaries	Date of Dividends	Amounts	Receiving Shareholder
Top Moral	September 8, 2023	$600,000	Ocean Master Worldwide Corporation
Max Bright	November 15, 2023	$3,700,000	Ocean Master Worldwide Corporation
Top Creation	November 15, 2023	$2,800,000	Ocean Master Worldwide Corporation
Top Legend	November 16, 2023	$3,700,000	Ocean Master Worldwide Corporation
Top Moral	November 20, 2023	$800,000	Ocean Master Worldwide Corporation
Top Moral	March 12, 2024	$200,000	Ocean Master Worldwide Corporation
Total		$11,800,000

Warrants

On March 31, 2025, the Company issued 83,750 warrants to Kingswood Capital Partners, LLC as additional compensation for underwriter services. Each warrant entitles the holder to purchase one ordinary share. The warrants are exercisable at any time and from time to time from September 30, 2025 to March 31, 2030 at an exercise price of $8.40 per share. Since the warrants are indexed to the Company’s own stock and meet all other conditions for equity classification, the Company classified the warrants in stockholders’ equity as part of additional paid-in capital, and no subsequent re-measurement is required. The fair value of the warrants as of March 31, 2025 was $386,644, measured using the Black-Scholes option pricing model with the following key assumptions:

As of March 31, 2025
Expected term	5 years
Expected average volatility	121.1%
Expected dividend yield	0%
Risk-free interest rate	3.89%

A summary of warrants activity was as follows:

	Number of warrants	Weighted average exercise price per hare	Weighted average remaining contractual life	Expiration dates
Balance of warrants outstanding as of June 30, 2024	-	-	-	-
- March 2025 Warrants	83,750	8.40	5 years	March 31, 2030
Balance of warrants outstanding and exercisable as of June 30, 2025	83,750	8.40	4.75 years

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s combined and consolidated financial position or results of operations or liquidity.

As of June 30, 2025 and 2024, no significant financial nor capital commitments and contingencies existed.

Note 14 — SUBSEQUENT EVENTS

On July 10, 2025, the Company entered into a consulting agreement with JA CAPITAL IN NY L.L.C. to enhance its U.S. capital market branding and investor communications with a twelve-month service period. Full payment of $600,000 was made on September 18, 2025.

On July 12, 2025, the Company entered into a financial advisory agreement with Atlas Capital Strategies LLC to optimize capital structure and support financing and M&A strategies with a twelve-month service period. Full payment of $1,317,000 was made on September 18, 2025.

On August 20, 2025, the Company entered into an Ordinary Share Purchase Agreement with White Lion Capital LLC, a Nevada limited liability company (the “White Lion Capital”). Pursuant to the Purchase Agreement, White Lion Capital is committed to purchase our ordinary shares, par value US$0.0001 per share, with an aggregate gross purchase price of up to $10,000,000 from time to time during the period commencing on August 20, 2025 and ending on the earlier of (i) the date on which White Lion Capital shall have purchased an aggregate number of our ordinary shares equal to the Commitment Amount or (ii) the later of the 18 month anniversary of the Execution Date or the first closing. The Commitment Amount may be increased up to $30,000,000 upon the mutual written consent of White Lion Capital and us.

On September 4, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, (i) securities in the form of one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) in the aggregate purchase amount of up to $10,000,000 (the “Commitment Amount”), for the purchase of ordinary shares, par value $0.0001 per share, of Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase; (ii) 85,470 Ordinary Shares as a commitment fee for the Pre-Paid Purchase facility set forth in the Purchase Agreement (the “Commitment Shares”); and (iii) 2,555,000 Ordinary Shares to be used as pre-delivery shares (the “Pre-Delivery Shares”) on September 9, 2025 (the “Closing Date”). The Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $2,175,000, before deducting an original issue discount (the “OID”) of $160,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The Company received net proceeds of $2,000,000 on September 10, 2025. The Commitment Shares and the Pre-Delivery Shares were issued to the investor on September 9, 2025. The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be eight percent (8%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the rate of six percent (6%) per annum. In addition, Investor also paid $255.50 to Company for the Pre-Delivery Shares. The initial Pre-Paid Purchase may be settled, at the Investor’s discretion, in Ordinary Shares valued at 82.5% of the lowest daily volume-weighted average price (VWAP) during the ten (10) trading days prior to each Purchase Notice Date (as defined in the Purchase Agreement). The Company may not issue shares that would cause the Investor to beneficially own more than 9.99% of the Company’s outstanding Ordinary Shares at any time.

On September 22, 2025, the Company entered into a consulting agreement with Atlas Harbor Investment Limited for comprehensive advisory services including market analysis, regulatory assessment, and business development support with a twelve-month service period. Full payment of $2,057,000 was made on September 29, 2025.

The Group evaluated all events and transactions that occurred after June 30, 2025 up through the date when the combined and consolidated financial statements were issued. Other than the events disclosed elsewhere in the combined and consolidated financial statements and those disclosed above, there are no other subsequent event occurred that would require adjustment or disclosure in the Group’s combined and consolidated financial statements.