Form 20-F
period 2026-06-30
Intercont (Cayman) Ltd
filed 2026-10-30
CIK 2018529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026.

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

39 Ocean Drive, Singapore 098187

(Address of principal executive offices)

Muchun Zhu

Chief Executive Officer

Tel: +65 88182399

E-mail: investorrelations@intercontcayman.com

39 Ocean Drive, Singapore 098187

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0625 per share	NCT	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of the close of the period covered by the annual report: as of June 30, 2026, 57,510 Class A ordinary shares (after giving retroactive effect to the share consolidation effective September 17, 2026), par value US$0.0625 per share, and 206,598 Class B ordinary shares, par value US$0.0025 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

●	The “Company,” “Intercont,” “Registrant” or similar terms refer to Intercont (Cayman) Limited, a company incorporated under the laws of the Cayman Islands;

●	“We,” “us,” “our,” the “Group,” refer to Intercont and its consolidated subsidiaries, unless the context otherwise indicates;

●	“Class A Ordinary Shares” or “Class A ordinary shares” refers to Intercont’s Class A ordinary shares, par value $0.0625 per share, which are entitled to 1 vote per share;

●	“Class B Ordinary Shares” or “Class B ordinary shares” refers to Intercont’s Class B ordinary shares, par value $0.0025 per share, which are entitled to 100 votes per share;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Ordinary Shares” or “ordinary shares” refers to Intercont’s Class A Ordinary Shares and Class B Ordinary Shares;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HKD,” “HK$” or “H.K. Dollars” refers to the official legal currency of Hong Kong;

●	“PRC” or “China” refers to the People’s Republic of China, including Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, for purposes of this annual report only; and in the future filings of the Company’s registration statements under the Securities Act of 1933, as amended, or its periodic reports under the Securities Exchange Act of 1934, as amended, the definition of China or PRC will include Hong Kong, Macau or Taiwan. And only in the context of describing PRC laws, the PRC laws do not include any law, regulation, statute, rule, order, decree, notice, and supreme court’s judicial interpretation or other legislation of the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Shipping Subsidiaries” or “Hong Kong Subsidiaries” refers to Top Wisdom Shipping Management Co., Limited, a Hong Kong company formed on February 1, 2013 (“Top Wisdom”), Top Creation International (HK) Limited, a Hong Kong company formed on July 29, 2011 (“Top Creation”), Top Moral Shipping Limited, a Hong Kong company formed on December 12, 2013 (“Top Moral”), Top Legend Shipping Co., Limited, a Hong Kong company formed on March 6, 2013 (“Top Legend”), and Max Bright Marine Service Co., Limited, a Hong Kong company formed on April 2, 2014 (“Max Bright”);

●	“Singapore Subsidiary” refers to Singapore Openwindow Technology Pte. Ltd., a Singapore private company limited by shares formed on July 28, 2023;

●	“US$,” “USD,” “$,” or “U.S. dollars” refers to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited combined and consolidated financial statements for the years ended June 30, 2026, 2025 and 2024.

Our reporting currency is U.S. dollars. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly denominated in U.S. dollars and a majority of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the combined statements of (loss) income.

Intercont’s Class A Ordinary Shares are listed on the Nasdaq Stock Market (Nasdaq Capital Market), or Nasdaq, under the symbol “NCT”.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of Intercont’s Class A Ordinary Shares. In addition, the rapidly changing nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

iii

PART I

ITEM 1-IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2-OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3-KEY INFORMATION

Holding Company Structure

Intercont is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Intercont conducts all of its operations through its subsidiaries in Hong Kong and Singapore. Because of our corporate structure as a Cayman Islands holding company with operations conducted through our subsidiaries in Asia, it involves unique risks to investors. Investors in our Intercont’s Class A Ordinary Shares should be aware that they will not and may never directly hold equity interests in the operating subsidiaries, but rather are purchasing equity solely in Intercont, the Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against Intercont’s directors and officers who are located outside of the United States.

Cash and Asset Flows through Our Organization

As of the date of this annual report, we conduct all of our revenue-generating operation activities through our wholly owned subsidiaries in Hong Kong. As a result, all of our revenues are received by our Hong Kong Subsidiaries.

As of the date of this annual report, none of the Hong Kong Subsidiaries has made any dividend payment or distribution to Intercont and Intercont has not made any dividends or distributions to its shareholders. During the years ended June 30, 2026 and 2025, no dividend declaration or payment occurred. During the year ended June 30, 2024, the Group’s Hong Kong Subsidiaries declared and paid an aggregated of $11.8 million dividends to their original shareholders. As of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. Other than discussed above, we do not have any cash management policies that dictate the amount of such funding among our subsidiaries.

Cash may be transferred among Intercont and its subsidiaries, and they may lend to and borrow from each other from time to time for business operation purposes. For the years ended June 30, 2026, 2025 and 2024, inter-company cash transfers among Intercont and its subsidiaries amounted to $429,963, $50,000 and $50,000, respectively. No transfers of other assets have occurred among Intercont and its subsidiaries.

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

In spite of the recent developments in the PRC authorities’ regulatory acts, including the China Securities Regulatory Commission  (the “CSRC”)’s promulgation of the Trial Measures on February 17, 2023, the CSRC, Ministry of Finance, and National Administration of State Secrets Protection, and National Archives Administration of China’s joint issuance of the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Enterprises on February 24, 2023, and the Cyberspace Administration of China (the “CAC”)’s promulgation of the Measures on Security Assessment of Outbound Data Transfer on July 7, 2022, we do not believe we are subject to such regulations. We have no business operations in nor material connections with the mainland of China. On August 20, 2025, Intercont entered into the White Lion Purchase Agreement with White Lion Capital. On September 4, 2025, Intercont entered into the Streeterville Purchase Agreement with Streeterville Capital, LLC. Entering into the purchase agreements with White Lion and Streeterville and registering the Ordinary Shares held by White Lion and Streeterville will likely not be regarded as an indirect overseas offering by PRC domestic companies under the Trial Measures and no filing procedures required thereunder will be applicable. We are not required to obtain regulatory filings or approvals issued by competent industry authorities of the mainland of China. In addition, we do not believe registering Intercont’s Ordinary Shares requires any approval from or filing with any other authorities of the mainland of China.

But due to the risk of change to current political arrangements between mainland China and Hong Kong, there are risks and uncertainties which we cannot foresee, and rules and regulations in the PRC can change quickly with little or no advance notice. There are risks that the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. The PRC government has significant authority to intervene or influence the mainland of China or Hong Kong operations of an offshore holding company, such as ours, at any time. If it is determined in the future that the approval or permissions of the CSRC, the CAC or any other regulatory authority is required for the business operations and we do not receive or maintain the approvals or permissions, or we inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals or permissions in the future, these risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer Intercont’s Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which could cause Intercont’s Ordinary Shares to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our current audit firm, Assentsure PAC, or Assentsure, is a public accounting firm registered with the PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. UHY has been inspected by the PCAOB every three years and was not subject to the determination announced by the PCAOB on December 16, 2021. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong.

On December 15, 2022, the PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors outside of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our combined and consolidated financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following our filing of an annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. If Intercont’s Class A Ordinary Shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase Intercont’s Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of Intercont’s Class A Ordinary Shares. For details, see “Item 3. Key Information – 3.D. Risk Factors — Risks Related to Intercont’s Class A Ordinary Shares — Intercont’s Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.”

A. [Reserved]

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk Factors

Summary of Risk Factors

An investment in Intercont’s Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in Intercont’s Class A Ordinary Shares. Below please find a summary of the principal risks we face. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

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

Risks related to our corporate structure

Intercont (Cayman) Limited is a Cayman Islands holding company with no substantive operations. Intercont currently carries out its business primarily through its Shipping Subsidiaries. Intercont and holders of Intercont’s securities (including the Class A Ordinary Shares) are therefore subject to various legal and operational risks and uncertainties related to Intercont’s corporate structure, which would result in a material adverse change in our operations, cause the value of any securities Intercont offers to significantly decline or become worthless. Such risks and uncertainties include, but are not limited to, the following:

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

Risks related to doing business in Hong Kong

We face various legal and operational risks and uncertainties related to having significant operations in Hong Kong and are therefore subject to risks associated with doing business in Hong Kong generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	We currently operate principally in Hong Kong, and adverse economic or other events affecting the region or any significant worsening to the present global economic condition could significantly impact our business.

●	Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

●	The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong Subsidiaries, which may affect a substantial part of our business.

●	The Chinese government may exercise significant oversight and discretion over the conduct of our Hong Kong Subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of Intercont’s Class A Ordinary Shares.

Risks related to Intercont’s Class A Ordinary Shares

In addition to the risks described above, we are subject to the following risks relating to Intercont’s Ordinary Shares, including, but not limited to, the following:

●	Intercont’s Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	Although we do not believe we are subject to the review by the CAC or other PRC cybersecurity authorities because we have no operations in the mainland of China nor do we possess or process personal information from more than one million users, in light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and the listing of Intercont’s Ordinary Shares.

●	Intercont’s Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Ordinary Shares.

Risks Related to Our Business and Industry

Risks Related to Our Shipping Business

The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph emphasizing that the Company’s ability to continue as a going concern is dependent, in part, on receiving financial support from the Company’s primary shareholders.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. The going concern status of the Company depends on its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional income or debt as may be required and/or recurring financial support from shareholders or other related parties. The Group’s primary shareholders have agreed to provide financial support commitment to the Company until October 31, 2027. As of June 30, 2026, the Company had cash and cash equivalents of approximately $3.4 million. As a result, management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determines that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility. Taking into account the ability for the Group to raise finances, the management’s plans have alleviated the substantial doubt about the Group’s ability to continue as a going concern. While the management believes in the Group’s ability to raise additional funds by issuing debt or equity securities or obtaining a credit facility and the viability of its strategy, there can be no assurances that they will be successful.

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

In 2025, the United States imposed multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. In April 2025, the U.S. administration increased the additional reciprocal tariff rate for covered Chinese goods to 125% and additional tariff increases could be imposed as the trade tension between the two countries continues to heighten. On April 9, 2025, China has responded by hiking its levies on U.S. imports to 84% from 34%, and on April 11, 2025, announced a further increase to 125%, effective April 12, 2025. Additionally, the United States Trade Representative (“USTR”) effected Section 301 Action on China, charging fees on Chinese-built ships and vessel owners and operators of China, which fees would increase over the following years. On October 24, 2025, the USTR also initiated a Section 301 investigation of China’s implementation of the Economic and Trade Agreement Between the Government of the United States of America and the Government of the People’s Republic of China (“Phase One Agreement”). USTR will examine whether China has fully implemented its commitments under the Phase One Agreement, the burden or restriction on U.S. commerce resulting from any non-implementation by China of its commitments, and what action, if any, should be taken in response. These measures could significantly decrease the volume of cross-border commerce, increase the costs of maritime senders, and thereby cause a material adverse impact on our business, financial condition, and results of operations. Although the U.S. and China agreed to suspend and remove certain additional tariffs imposed in April 2025 starting from May 14, 2025, it remains possible that such tariffs resume or additional tariffs will be imposed in the future.

On October 30, 2025, China’s Ministry of Commerce unveiled the outcomes achieved by Chinese and US delegations during their recent economic and trade talks in Kuala Lumpur from October 25, 2025 to October 26, 2025. Among other consensus, the US side would suspend the implementation of measures under its Section 301 investigation targeting China’s maritime, logistics and shipbuilding industries for one year. In response, China would correspondingly suspend the implementation of its countermeasures against the US side for one year once the US suspension takes effect, according to the spokesperson of China’s Ministry of Commerce. The USTR suspended these measures for one year beginning November 10, 2025.

Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Any such geopolitical developments could materially and adversely affect our overall financial performance and prices of Intercont’s Class A Ordinary Shares.

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

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and, subject to applicable exceptions, prohibits and requires notification of certain direct and indirect investments by U.S. persons into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Investment Policy memorandum on February 21, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

Another fee focuses on operators with fleets composed of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028.

There are several exceptions to this fee, including for both dry bulk and liquid vessels with capacity less than 80,000 dwt, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

The actual implementation of this action remains uncertain. A USTR hearing took place in May 2025 and the public comment period closed in July 2025. Additionally, specifics, such as applicability to sale leaseback arrangements with Chinese leasing financiers, have not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. On October 30, 2025, China’s Ministry of Commerce unveiled the outcomes achieved by Chinese and US delegations during their recent economic and trade talks in Kuala Lumpur from October 25, 2025 to October 26, 2025. Among other consensus, the US side will suspend the implementation of measures under its Section 301 investigation targeting China’s maritime, logistics and shipbuilding industries for one year. In response, China will correspondingly suspend the implementation of its countermeasures against the US side for one year once the US suspension takes effect, according to the spokesperson of China’s Ministry of Commerce. The USTR suspended these measures for one year beginning November 10, 2025.

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

Although we have not launched the seaborne pulping business as of the date of this annual report, the Group plans to launch its seaborne pulping business at an appropriate time once external economic and political conditions stabilize. The proposed capacity of factory ships to be used in the seaborne pulping business may be above the 80,000-dwt threshold for the exception from the port fees for Chinese-built dry bulk vessels, and therefore the vessel will not be exempt from the port fee on Chinese-built vessels under the current version of the USTR action. Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. This, in turn, could significantly reduce our profitability of seaborne pulping business, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results of our seaborne pulping business.

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

Currently, two (2) of the three (3) vessels operated by our Shipping Subsidiaries are leased from a related party controlled by a family member of our shareholder. Additionally, our Shipping Subsidiaries have also entered into business arrangements with related parties in the ordinary course of business. Historically, we did not have in place a formal process that meets public company standard to review and approve transactions with related parties, and such related party transactions may impair investors in Intercont’s Class A Ordinary Shares. But recently, the Company has adopted a related party transaction policy to review and approve all further related party transactions. Furthermore, if any of the related parties having a business relationship with the Group reneges from the arrangements, the Group will have difficulty in finding replacement in a timely and cost-efficient manner, if at all. As a result, our business operations and financial performance may be negatively affected.

We depend on certain customers for our revenue.

For the year ended June 30, 2026, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer D accounted for approximately 67% and 13%, respectively, of the Group’s total revenues. For the year ended June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 74% of the Group’s total revenues. For the year ended June 30, 2024, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 48% and 19%, respectively, of the Group’s total revenue. As of June 30, 2026, Customer D and Customer F (Keen Best Shipping Co Limited, a related party) accounted for approximately 76% and 24%, respectively, of the Group’s accounts receivable and accounts receivable- related parties. As of June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer D, Customer G (Mei Da Shipping Co., Limited, a related party) and Customer E (Tongda Shipping Co., Limited, a related party) accounted for approximately 47%, 22%, 12% and 11%, respectively, of the Group’s accounts receivable and accounts receivable-related parties. The loss of any of our significant customers, a customer’s failure to make payments or perform under any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our Shipping Subsidiaries charter vessels from a limited number of suppliers.

Our Shipping Subsidiaries currently charter two (2) vessels from a related party. If they terminate their business relationships with our Shipping Subsidiaries, our Shipping Subsidiaries will face the risk of not being able to secure adequate vessel replacement in a timely manner or the risk of being required to pay a higher charter rate for comparable vessel replacement, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The profitability and growth of our Shipping Subsidiaries are contingent on the demand for shipping vessels and global economic conditions, with consumer confidence and spending playing a crucial role in influencing shipping volume and charter rates. The volatility or potential increase in charter hire rates for shipping vessels could negatively impact our Shipping Subsidiaries’ profitability.

The movements of the Baltic Dry Index (BDI), an indicator reflecting the daily average charter rates for key routes and published by the Baltic Exchange Limited, are highly unpredictable. Widely considered as a primary benchmark for monitoring the vessel charter market and overall shipping market performance, the BDI experienced a substantial 97.5% decline from its peak of 11,793 in May 2008 to 290 on February 10, 2016, and has since remained highly volatile, fluctuating between 1,532 and 3,189 during the twelve months ended June 30, 2026, and closing at 2,501 on that date; such significant and unpredictable fluctuations in charter rates could materially adversely affect the Company’s operations and financial performance.

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

Marine fuel constitutes a substantial cost to our global maritime shipping and seaborne pulping businesses. The cost of marine fuel is subject to many economic and political factors which are beyond our control. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. In February 2022, crude oil prices increased to a new seven-year high, impacted by the Russia-Ukraine conflict and the sanctions and other measures imposed on Russia by the United Kingdom, European Union, the United States, and other countries. More recently, the war between the United States and Israel and Iran that began in February 2026, including on attacks on shipping in and around the Strait of Hormuz, has caused oil price to rise sharply. Although we do not have any trading activities with sanctioned parties or ports, sanctions and trade restrictions have increased uncertainty in global energy markets and fuel may become much more expensive in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

War in a country where a significant supplier or customer of Intercont is situated could impact the supply chain or revenue generation from that customer. Historical instances indicate that political conflicts have resulted in attacks on vessels, waterway mining, and other efforts to disrupt global maritime shipping. Import restrictions, including tariffs, have historically and could continue to significantly impact global trade and the demand for shipping services. Although we have not conducted business with any sanctioned entity or port, we adopt several measures to avoid the transactions with any sanctioned entity or port, and we are in the process of adopting a Sanction, Export Control and Trade Control Policy. Any of these events, including the recent Houthi rebel terrorist attacks affecting the Red Sea route, could have a material adverse effect on our business, financial condition, cash flows, and operational results.

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

Although we are committed to complying with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there is no guarantee of continued compliance in the future. This uncertainty arises especially as the interpretation and scope of certain laws may be unclear and subject to evolving interpretations. Any violation of these laws could have a severe adverse impact on our ability to access U.S. capital markets.

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

If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations and financial condition, if any, in the future, on our Class A Ordinary Shares. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable shipping company.

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

Risks Related to Our Seaborne Pulping Business

Our seaborne pulping business is still in early stages, and may not operate profitably, if at all.

Openwindow plans to launch its seaborne pulping business in an orderly manner at an appropriate time once external economic and political conditions stabilize. Currently, Openwindow is in the process of working with a ship owner to set up the factory ship for the seaborne pulping business and testing the equipment. With no historical track record, Openwindow may not be able to successfully operate its seaborne pulping business, if at all. If Openwindow’s seaborne pulping business fails to turn a profit, our business, operations, and financial conditions will be negatively impacted.

We are also still in the research and development stage of the waste gas recycle system related technology, and we have not tested out such technology. There are risks that the technology may not work in practice or if it works, it may not be as efficient as we expect.

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

Due to unfavorable economic and market conditions, Intercont has not launched the seaborne pulping business as of the date of this annual report. The company expects to launch the seaborne pulping business when economic and market conditions improve. If there is no clear sign of improvement, the company may seek other opportunities to grow its revenue, including through the acquisition of new businesses. There can be no assurance as to when, or whether, the company will launch the seaborne pulping businesses.

The paper product industry is cyclical in nature. Fluctuations in the prices of, and the demand for, our seaborne pulping products could result in lower sales volumes and smaller profit margins.

Openwindow plans to launch its seaborne pulping business in an orderly manner at an appropriate time once external economic and political conditions stabilize.

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

We significantly rely on third-party intellectual property to carry out our seaborne pulping business; if we fail to continue the license, our seaborne pulping business will suffer material loss or fail to proceed.

We engaged Jiangsu Xinsihui Marine Technology Limited Co. (“Xinsihui”) for seaborne pulping technology development. We were licensed to use all the patents registered or applied under Xinsihui for free until the completion of our IPO. On November 13, 2025, we entered into a patent assignment agreement for pulping factory ship project (“Patent Assignment Agreement”) with Xinsihui, pursuant to which Xinsihui agreed to assign, and we agreed to accept the assignment of, all legally owned patents and patent applications, including all associated patent rights and derivative rights (the “Assigned Patents”). Upon completion of the agreed payments and patent formalities, we will become the sole owner of these Assigned Patents, eliminating any future risk of license non-renewal or unfavorable terms. Our seaborne pulping business will therefore no longer depend on a revocable license from Xinsihui. We may also engage other companies for further assistance to develop our seaborne pulping technologies.

Our seaborne pulping business may not comply with all the import/export laws and regulations.

Openwindow’s seaborne pulping business transforms the goods on board during the voyage. However, the laws and regulations usually require the goods on board remain the same to conform with the description on the customs sheets. Therefore, as a new business model, the seaborne pulping business has not proven to comply with the import/export laws and regulations of the countries where Openwindow’s business will cover. If we fail to operate the business in a manner complying with such laws and regulations, we may be subject to fines, sanctions, or may not operate the seaborne pulping business at all.

Risks Related to Our Corporate Matters

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Currently, we derive all of our revenues from our global maritime shipping business. Our success heavily depends upon the continued services of our management. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our management team and the Group, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong, Singapore, mainland China or other jurisdictions where members of our management are locate or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

To support our business operations and planned expansion, we intend to hire additional qualified employees. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, marketing and other operational personnel with experience in the global maritime shipping and pulp making industries. Our operation and technical teams play a crucial role in putting our company strategy and plans into action as well as supporting our operations and expansion. The effective operation of our managerial and operating systems, coordination with suppliers and customers, and other back office functions also depends on the hard work and quality performance of our management and employees. Since we face high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. With increased labor costs, we might not be able to offer steady and committed operational staffs and other labor support enough incentives if our remuneration plan is not competitive in the market. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth in a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

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

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of Intercont’s Class A Ordinary Shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as being an emerging growth company and a non-accelerated filer, we are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act. Beginning with this annual report, however, our management is required to assess and report on the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act.

In connection with the audits of our combined and consolidated financial statements for the fiscal year ended June 30, 2025, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim combined and consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over the financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. As of June 30, 2026, this material weakness had not been fully remediated and we identified another material weakness relates to the concentration of management authority arising from the post-period-end resignation of our Chief Financial Officer, whose duties were temporarily assumed by our Chief Executive Officer (who also serves as Chair of the Board), due to the absence of a prior talent pipeline and succession planning, which creates a segregation-of-duties issue and increases the risk to our financial reporting. In connection with management’s assessment of our internal control over financial reporting as of June 30, 2026 conducted pursuant to Section 404(a) of the Sarbanes-Oxley Act, management concluded that our internal control over financial reporting was not effective as of June 30, 2026, as a result of the material weaknesses described above. See “Item 15. Controls and Procedures.”

Risks Related to Our Corporate Structure

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (as revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” that carries on a “relevant activity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Intercont. A “relevant activity” includes a holding company business. Based on the current interpretation of the ES Act, we believe that (i) Intercont is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains, and (ii) Intercont carries on a holding company business, meaning the business of a pure equity holding entity. Accordingly, for so long as Intercont is a “pure equity holding company” that carries on a “holding company business”, it is only subject to the reduced substance requirements, which require it to (i) comply with all applicable filing requirements under the Companies Act; and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. Intercont is also required to file an annual economic substance notification and report with the Cayman Islands Tax Information Authority. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

As Intercont is incorporated under the Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

Intercont is an exempted company incorporated under the laws of the Cayman Islands. Intercont’s corporate affairs are governed by its memorandum and articles of association (as amended and restated from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against Intercont’s directors, actions by its minority shareholders and the fiduciary duties of its directors to Intercont under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Intercont’s shareholders and the fiduciary duties of its directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like Intercont have no general rights under the Cayman Islands laws to inspect corporate records, other than the memorandum and articles of association (as amended and restated from time to time) and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Intercont’s directors have discretion under its memorandum and articles of association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders except as conferred by law or authorized by the directors or by Intercont by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, where Intercont is incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, Intercont relies on certain home country practices with respect to its corporate governance and its shareholders are afforded less protection than they would otherwise enjoy under Nasdaq corporate governance listing standards applicable to the U.S. domestic issuers.

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

Intercont is a holding company, and it will rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. Within Intercont’s direct holding structure, the cross-border transfer of funds within the Group is legal and compliant with the laws and regulations of Singapore, Hong Kong, and the Cayman Islands. Intercont’s subsidiaries are permitted under the respective laws of Hong Kong and Singapore to provide funding to their respective shareholders through dividends without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings and subject to the requirement of maintaining sufficient fund for these subsidiaries to remain solvent as a going concern and meet their contractual obligations owed to third parties prohibiting or restricting dividend distributions. However, to the extent cash is in Intercont’s subsidiaries in Hong Kong, there is a possibility that the funds may not be available to fund Intercont’s operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or PRC government on the ability to transfer cash outside Hong Kong or Hong Kong entity. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets between Intercont and its subsidiaries in Hong Kong, if certain laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our subsidiaries in Hong Kong), such funds or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Intercont or its subsidiaries in Hong Kong to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Intercont.

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

Intercont is a Cayman Islands holding company with no material operations of its own. As of the date of this annual report, substantially all of Intercont’s business operations are conducted by the Shipping Subsidiaries, which are headquartered in Hong Kong. The ability of the Shipping Subsidiaries to make dividend and other payments to Intercont may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets between Intercont and its subsidiaries, if certain laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our Shipping Subsidiaries), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to the imposition of restrictions, limitations, and procedures on our transfer of funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on our Shipping Subsidiaries, Fortune Ocean Holding Limited (“Fortune Ocean”), or Intercont to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. Any limitation on the ability of our Shipping Subsidiaries to pay dividends or make other distributions to its holding company could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if any of our Shipping Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends.

The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

The Hong Kong legal system embodies uncertainties which could negatively affect Intercont’s listing on Nasdaq and limit the legal protections available to you and us. Since the handover of the sovereignty of Hong Kong to China in 1997, Hong Kong’s Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997, giving Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. Any change in the degree of autonomy of Hong Kong could potentially impact Hong Kong’s common law legal system, and may in turn bring about uncertainty in, for example, our listing on Nasdaq Stock Exchange. This also could materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

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

Hong Kong’s position and reputation are dependent on the high degree of autonomy.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong. On July 14, 2020, the President of the U.S. signed an executive order to end the special status enjoyed by Hong Kong under the U.S.-Hong Kong Policy Act of 1992. Hong Kong’s position and reputation as an international financial and trade center may be further damaged, and our business may be materially and adversely affected.

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

Our revenue is susceptible to incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. It is unclear whether there will be other political or social unrest in the near future or that there will not be other events that could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or that the economic, political and social conditions in Hong Kong are to be disrupted, our overall business and results of operations may be adversely affected.

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

The Chinese government may exercise significant oversight and discretion over the conduct of our subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of Intercont’s Class A Ordinary Shares.

Intercont is a holding company, and we conduct a substantial portion of our operations through our subsidiaries in Hong Kong. As Hong Kong is a special administrative region of the PRC, the PRC government may choose to exercise significant oversight and discretion to companies based in Hong Kong. If we or our subsidiaries in Hong Kong were to become subject to PRC laws, regulations, and other government directives in China, such laws, regulations, and other government directives in China may be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our subsidiaries’ development;

●	Result in negative publicity or increase our subsidiaries’ operating costs;

●	Require significant management time and attention; and

●	Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our subsidiaries’ business, including fines assessed for our subsidiaries’ current or historical operations, or demands or orders that our subsidiaries modify or even cease their business practices.

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

There are risks that the Chinese government may intervene or influence our subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our subsidiaries’ operations and/or the value of Intercont’s Class A Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented and applicable to our business, our business, financial condition and results of operations could be adversely affected, and the value of Intercont’s Class A Ordinary Shares could decrease or become worthless.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of the PRC must conduct their business activities. Our subsidiaries are Singapore or Hong Kong based companies with no substantive operations in the mainland of China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of Intercont’s Class A Ordinary Shares, which would materially affect the interest of the investors.

We currently do not have any operations in the mainland of China. All of our revenues are derived from our Shipping Subsidiaries headquartered in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of the mainland of China; however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in the mainland of China.

If we became subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of Intercont’s Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not intervene in or influence our operations at any time.

As of the date of this annual report, we: (i) believe we are not subject to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, issued by the China Securities Regulatory Commission (the “CSRC”); (ii) believe we are not required to obtain permissions from any PRC authorities to operate or issue Intercont’s Class A Ordinary Shares to foreign investors or trade Intercont’s Class A Ordinary Shares on Nasdaq; (iii) are not subject to permission requirements from the CSRC, the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our subsidiaries’ operations; and (iv) have not received or been denied such permissions by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Therefore, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As a result, Intercont’s Class A Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Our Shipping Subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data privacy, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

The Hong Kong Subsidiaries operate their business in Hong Kong and are thus subject to the laws and regulations of Hong Kong in respect of data privacy and data protection. The main legislation in Hong Kong concerning data privacy is the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles and other provisions contained therein. The PDPO applies to a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data in or from Hong Kong. Our directors confirm to the best of their knowledge, information, and belief, as of the date of this annual report, (i) each of the Hong Kong Subsidiaries has complied with the laws and requirements in respect of data privacy in Hong Kong; (ii) none of the Shipping Subsidiaries has been involved in any litigation or regulatory action relating to breach of the PDPO; and (iii) they are not aware of any non-compliance incidents relating to any breach of the PDPO by any of the Shipping Subsidiaries since their respective dates of incorporation.

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

Failure to comply with Hong Kong Competition Law may result in a material and adverse effect on our business, financial condition and results of operations.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers involving carrier licence holders within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) that have or are likely to have the effect of substantially lessening competition in Hong Kong.

Our directors confirm that to the best of their knowledge, information and belief, as at the date of this annual report, they do not consider that the Company has adopted any anti-competitive conduct described in the Competition Ordinance and will ensure that the Company continues to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in Intercont’s Class A Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in Intercont’s Class A Ordinary Shares could be rendered worthless. In addition, major issues with other U.S.-listed Chinese companies in the future, could have a negative effect on the value of your investment, even though the Company is not involved.

The market price for Intercont’s Class A Ordinary Shares could be adversely affected by increased tensions between the United States and China.

Recently there have been heightened tensions in the economic and political relations between the U.S. and China. On June 30, 2020, the Standing Committee of the PRC National People’s Congress issued the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the U.S. and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of Intercont’s Class A Ordinary Shares could be adversely affected.

Our business, financial condition and results of operations, and/or the value of Intercont’s Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

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

Intercont’s Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of Intercont’s Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

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

Our former auditor, UHY, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. UHY is not among the PCAOB-registered public accounting firms registered in the mainland of China or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. We are not aware of any reasons to believe or conclude that UHY would not permit an inspection by the PCAOB or that it may not be subject to such inspection. Our current auditor, Assentsure, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Assentsure is not among the PCAOB-registered public accounting firms registered in the mainland of China or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. We are not aware of any reasons to believe or conclude that Assentsure would not permit an inspection by the PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Intercont’s Class A Ordinary Shares could still be delisted and prohibited from being traded over-the-counter under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. Furthermore, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

Although we do not believe we are subject to the review by the CAC or other PRC cybersecurity authorities because we have no operations in the mainland of China nor do we possess or process personal information from more than one million users, in light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and the listing of Intercont’s Class A Ordinary Shares.

From 2021, the CAC, along with other PRC regulatory authorities, has promulgated a series of regulations requiring data processors and businesses with access to a large amount of personal data to become subject to regulatory reviews and other administrative measures. For example, on July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. The data export measures require that any data processor, who processes or exports personal information exceeding a certain volume threshold pursuant to the measures, shall apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in the aggregate or has provided the sensitive personal information of more than 10,000 individuals in the aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross-border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations. Although we do not believe we are subject to such requirements because we do not have any business operations in the mainland of China, nor do we possess or process a large amount of personal information, we may become subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and our listing.

Intercont’s Class A Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Class A Ordinary Shares.

The trading prices of Intercont’s Class A Ordinary Shares are likely to exhibit high volatility and could undergo wide fluctuations due to factors beyond our control. Such fluctuations may result from broad market and industry influences, including the performance and volatility of market prices or the financial results of other publicly listed companies based in Hong Kong or mainland China. Some of these companies have witnessed significant volatility post their initial public offerings, with instances of substantial price declines in the trading of their securities. The trading performances of securities from other Hong Kong and Chinese companies subsequent to their offerings may impact investor sentiments toward U.S.-listed companies based in Hong Kong, thereby affecting the trading performance of Intercont’s Class A Ordinary Shares, irrespective of our actual operational performance.

Furthermore, any adverse news or perceptions regarding inadequate corporate governance practices, fraudulent accounting, corporate structure, or other matters concerning Hong Kong and mainland Chinese companies may also negatively influence investor sentiments toward companies in these regions, including us, even if we have not engaged in any inappropriate activities. Additionally, securities markets may undergo significant price and volume fluctuations unrelated to our operational performance, potentially having a material and adverse impact on the trading price of Intercont’s Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of Intercont’s Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russia-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions of the PRC and Hong Kong;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, major shareholders, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or major shareholders;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors above could lead to substantial and abrupt changes in the trading volume and price of Intercont’s Class A Ordinary Shares.

Recent instances have seen extreme surges in stock prices followed by rapid declines and heightened volatility in stock prices, particularly among companies with relatively smaller public floats that recently went public. As a relatively small-capitalization company with a modest public float, we may encounter increased stock price volatility, significant price surges, lower trading volume, and reduced liquidity compared to larger-cap companies. Specifically, Intercont’s Class A Ordinary Shares may be susceptible to swift and substantial price volatility, low trade volumes, and significant spreads between bid and ask prices. This volatility, including any stock run-up, may not be linked to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in assessing the rapidly changing value of Intercont’s Class A Ordinary Shares.

Furthermore, if trading volumes of Intercont’s Class A Ordinary Shares are low, individuals trading in relatively small quantities may easily impact share prices. This low trade volume could also result in substantial price fluctuations, with large percentage changes occurring within a single trading day. Shareholders may face difficulties in quickly liquidating their investment or may be compelled to sell at reduced prices due to low trading volume. Overall market fluctuations and broader economic and political conditions may also adversely affect the market price of Intercont’s Class A Ordinary Shares. As a result of such volatility, investors may incur losses on their investment in Intercont’s Class A Ordinary Shares. A decline in the market price of Intercont’s Class A Ordinary Shares could also negatively impact Intercont’s ability to issue additional Class A Ordinary Shares or other securities and obtain additional financing in the future. There is no guarantee that an active market for Intercont’s Class A Ordinary Shares will develop or be sustained. If an active market does not emerge, holders of Intercont’s Class A Ordinary Shares may struggle to sell their shares promptly or may be unable to sell them at all.

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

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding Intercont’s Class A Ordinary Shares, the price of Intercont’s Class A Ordinary Shares and trading volume could decline.

The trading market for Intercont’s Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

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

Certain companies with public floats comparable to Intercont’s public float and Initial Public Offering sizes have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Intercont may experience similar volatility, which may make it difficult for prospective investors to assess the value of its Class A Ordinary Shares.

In addition to the risks addressed above in “— Intercont’s Class A Ordinary Shares may encounter substantial volatility in its price, unrelated to our actual or anticipated operational performance, financial health, or prospects, posing challenges for potential investors in evaluating the rapidly changing value of Intercont’s Class A Ordinary Shares”, Intercont’s Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme share price run-ups followed by rapid price declines, and such share price volatility was seemingly unrelated to the respective company’s underlying performance. Intercont has a relatively small public float due to the relatively small size of the initial public offering of Intercont, the ownership percentage of its executive officers and directors, and greater than 5% shareholders. As a result of its small public float, Intercont’s Class A Ordinary Shares may be less liquid and have greater share price volatility than the shares of companies with broader public ownership. The rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Intercont’s Class A Ordinary Shares. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. In addition, you may experience losses, which may be material, if you purchase Intercont’s Class A Ordinary Shares prior to any price decline.

Intercont’s Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Intercont’s Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing Intercont’s Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be caused by a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of Intercont’s Class A Ordinary Shares until such time as we became more seasoned.

As a consequence, there may be periods of several days or more when trading activity in Intercont’s Class A Ordinary Shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for Intercont’s Class A Ordinary Shares may not develop or be sustained.

Certain existing shareholders have control over our Company and their interests may not be aligned with the interests of our other shareholders.

Ms. Muchun Zhu, our Chairwoman, owns an aggregate of 91.8% of the total voting power of our outstanding shares as of the date of this annual report. As a result, she has control over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

She may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the Class A Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Volatility in Intercont’s Class A Ordinary Share price may subject us to securities litigation.

When compared to seasoned issuers, the market for Intercont’s Class A Ordinary Shares may experience significant price volatility, and we anticipate that Intercont’s share price may be more volatile than a seasoned issuer for the foreseeable future. Following times of volatility in the market price of a firm’s shares, plaintiffs have frequently started securities class action litigation against that company in the past. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of Intercont to effect service of process or to enforce judgments obtained in the United States courts.

Intercont’s corporate affairs are governed by its memorandum and articles of association and by the Cayman Islands Companies Act (As Revised) (“Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against Intercont’s directors and Intercont, actions by minority shareholders and the fiduciary responsibilities of Intercont’s directors to Intercont under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British Overseas Territories such as the Cayman Islands) on appeal from the Cayman Islands are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of Intercont’s shareholders and the fiduciary responsibilities of the directors of Intercont under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

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

Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act. As such, it is exempt from certain provisions applicable to United States domestic public companies. For example:

●	Intercont is not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, Intercont is permitted to comply solely with its home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	Intercont is not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	Intercont is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	Intercont is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	Intercont is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction. On December 18, 2025, the U.S. President signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law has taken effect on March 18, 2026. Directors and officers of foreign private issuers are required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

Intercont is required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Intercont intends to file reports on Form 6-K as a foreign private issuer. However, the information Intercont is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer. Intercont is also an “emerging growth company” within the meaning of the Securities Act, which status affords it certain reduced disclosure requirements. The reduced disclosure requirements by being an emerging growth company overlap with some of those being a foreign private issuer, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Thus, even if Intercont no longer qualifies as an emerging growth company but remains a foreign private issuer, it will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable laws, we are subject to reduced disclosure requirements. Such reduced disclosure may make Intercont’s Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find Intercont’s Class A Ordinary Shares less attractive as a result, there may be a less active trading market for Intercont’s Class A Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We have incurred and will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, imposes various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Intercont’s Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of the Intercont’s most recently completed second fiscal quarter, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Nasdaq has the authority to impose additional and more stringent criteria for Intercont’s continued listing, and a new US$5 million minimum market value requirement, if it takes effect, could result in the immediate suspension and delisting of Intercont’s Class A Ordinary Shares.

Nasdaq Listing Rule 5101 grants Nasdaq broad discretionary powers over the initial and ongoing listing of securities. Nasdaq may exercise this discretion to deny initial listing, impose additional or stricter criteria for the initial or ongoing listing of specific securities, or suspend or delist particular securities based on any event, condition, or circumstance that, in Nasdaq’s opinion, makes the initial or ongoing listing of the securities inadvisable or unwarranted, even if the securities meet all specified criteria for initial or ongoing listing on Nasdaq. Nasdaq has previously exercised its discretion in various instances, such as when a company engaged an auditor that had not undergone a PCAOB inspection, an auditor that PCAOB cannot inspect, or an auditor lacking sufficient resources, geographic reach, or experience to adequately perform the company’s audit; when a company planned a small public offering resulting in insiders holding a significant portion of the company’s listed securities, causing Nasdaq to be concerned about the offering size being insufficient to establish the company’s initial valuation and inadequate liquidity to support a public market for the company; and when a company failed to demonstrate a sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members on the board of directors or management. Due to any of these concerns, Intercont may be subject to Nasdaq’s additional and more stringent criteria for our continued listing, potentially leading to suspension or delisting for Intercont’s Class A Ordinary Shares.

In addition, on July 22, 2026, the SEC approved a new Nasdaq continued listing requirement under which companies listed on the Nasdaq Capital Market must maintain a market value of listed securities, or MVLS, of at least US$5 million. MVLS is the closing bid price of a company’s listed securities multiplied by the number of those securities outstanding. Because our Class B Ordinary Shares are not listed, only our Class A Ordinary Shares count toward our MVLS. If our MVLS is below US$5 million for 30 consecutive business days, Nasdaq will issue a delisting determination and our Class A Ordinary Shares will be immediately suspended from trading on Nasdaq, with no compliance period in which to regain compliance. The SEC’s approval was automatically stayed on July 29, 2026 after notices of intention to petition for review were filed, and the SEC is now reviewing its approval. The requirement will not take effect unless and until the stay is lifted, and the SEC may affirm, modify or set aside its approval. Nasdaq has also filed a rule change providing that, if the stay is lifted, the requirement will become operative when the stay ends and the 30-business-day period will begin on the next business day. If the requirement takes effect, there can be no assurance that we will be able to maintain an MVLS of at least US$5 million. A suspension or delisting of our Class A Ordinary Shares would likely significantly reduce their liquidity and trading price and could materially and adversely affect our ability to raise capital.

Our Class A Ordinary Shares may be delisted from Nasdaq without the benefit of any compliance period if the closing bid price of our Class A Ordinary Shares falls below US$1.00, because we effected two share consolidations in 2026.

Nasdaq Listing Rule 5550(a)(2) requires that our Class A Ordinary Shares maintain a minimum bid price of US$1.00 per share, and a failure to meet this requirement exists if the closing bid price is below US$1.00 for 30 consecutive business days. A company that fails to meet the minimum bid price requirement is ordinarily afforded a 180 calendar day compliance period to regain compliance. However, under Nasdaq Listing Rule 5810(c)(3)(A)(iv), if a company’s security fails to meet the minimum bid price requirement and the company has effected a reverse stock split over the prior one-year period, or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, the company is not eligible for any compliance period, and Nasdaq will instead issue a Staff Delisting Determination. We previously failed to comply with the minimum bid price requirement and effected the April 2026 Share Consolidation and the September 2026 Share Consolidation, each at a ratio of 25-for-1. If the closing bid price of our Class A Ordinary Shares is below US$1.00 for 30 consecutive business days again, we will not be eligible for any compliance period and Nasdaq will issue a Staff Delisting Determination with respect to our Class A Ordinary Shares.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in Intercont’s Class A Ordinary Shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earnings of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Based upon our current and expected income and assets and projections as to the market price of Intercont’s Class A Ordinary Shares, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be classified as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of Intercont’s Class A Ordinary Shares, fluctuations in the market price of Intercont’s Class A Ordinary Shares may cause us to be classified as a PFIC for the current or subsequent taxable years. The determination of whether we will be classified as a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. It is also possible that the U.S. Internal Revenue Service, or the IRS, could challenge our classification of certain income and assets as non-passive, which could result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were a PFIC in any taxable year, a U.S. Holder (as defined in “Item.10.E.Taxation — U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of Intercont’s Class A Ordinary Shares and on the receipt of distributions on the Class A Ordinary Shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds Intercont’s Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds Intercont’s Class A Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Class A Ordinary Shares. For more information see “Item.10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”) Rules.”

ITEM 4 INFORMATION ON THE COMPANY

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

The Group has conducted its international maritime shipping business through the Shipping Subsidiaries since 2011. Openwindow plans to launch its seaborne pulping business in an orderly manner in future, subject to the external economic environment and market conditions.

Closing of IPO

On March 31, 2025, Intercont closed its initial public offering (“IPO”) of 2,400 Ordinary Shares (1,500,000 Ordinary Shares prior to the share consolidations effected in April and September 2026). Intercont completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282394), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2024, as amended, and declared effective by the SEC on March 27, 2025. The Ordinary Shares were priced at $4,375.00 per share ($7.00 per share prior to the share consolidations effected in April and September 2026), and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “NCT” on March 28, 2025.

Nasdaq Minimum Bid Price Compliance

On December 15, 2025, we received a notification letter from Nasdaq stating that the closing bid price of our Ordinary Shares had remained below US$1.00 per share for 30 consecutive business days from October 31 to December 12, 2025, and that we were therefore not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), Nasdaq granted us 180 calendar days, or until June 15, 2026, to regain compliance. Compliance could be achieved if the closing bid price of our Ordinary Shares was at least US$1.00 per share for a minimum of ten consecutive business days, subject to Nasdaq’s discretion to require a longer period.

On April 2, 2026, following our 25-for-1 share consolidation, the closing price of our Class A Ordinary Shares was US$69.00 (US$2.76 prior to the September 2026 share consolidation). On April 17, 2026, we received a notification from Nasdaq that we had regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter was closed.

From September 3 to September 16, 2026, the closing bid price of our Class A Ordinary Shares again remained below US$1.00 per share, but this period, which lasted nine consecutive business days, did not reach the 30-consecutive-business-day threshold for a new deficiency determination under Nasdaq Listing Rule 5810(c)(3)(A).

Change in Independent Registered Public Accounting Firm

Effective December 19, 2025, the Company dismissed UHY LLP (“UHY”) as its independent registered public accounting firm and appointed Assentsure PAC (“Assentsure”) as its successor independent registered public accounting firm. The change was approved by the Audit Committee and the Board.

January 2026 Extraordinary General Meeting and Share Capital Re-designation

On January 26, 2026, the Company held an extraordinary general meeting of shareholders, at which its shareholders adopted the following resolutions:

(i)	to increase the Company’s authorized share capital from US$50,000, divided into 500,000,000 Ordinary Shares of par value US$0.0001 each, to US$100,000, divided into 1,000,000,000 Ordinary Shares of par value US$0.0001 each;

(ii)	to establish Class A Ordinary Shares, each carrying 1 vote, and Class B Ordinary Shares, each carrying 30 votes and convertible at the holder’s option into one Class A Ordinary Share;

(iii)	to re-designate 5,164,951 issued Ordinary Shares as Class B Ordinary Shares, the remaining 25,319,350 issued Ordinary Shares as Class A Ordinary Shares, and 969,515,699 authorized but unissued Ordinary Shares as Class A Ordinary Shares;

(iv)	to authorize the Board, subject to the conditions set out in the resolutions, to effect a consolidation of the Company’s Ordinary Shares at a ratio not exceeding 100-for-1; and

(v)	to adopt the Company’s Second Amended and Restated Memorandum and Articles of Association.

Share Consolidation

On April 2, 2026, we effected a 25-for-1 consolidation of our ordinary shares, increasing the par value per share from US$0.0001 to US$0.0025; all share and per share data in this annual report have been retroactively restated to reflect this consolidation and, with respect to the Class A Ordinary Shares, the further consolidation effected on September 17, 2026 described below, unless otherwise indicated, except that the share numbers and par values in the descriptions of shareholder resolutions are presented as adopted.

On September 17, 2026, we effected a further 25-for-1 consolidation of our Class A Ordinary Shares, following which 1,017,510 Class A Ordinary Shares were issued and outstanding and the par value per Class A Ordinary Share became US$0.0625.

June 2026 Shareholder Meetings

On June 5, 2026, the Company held a meeting of the holders of its Class A Ordinary Shares and, immediately thereafter, an extraordinary general meeting of shareholders. At the meetings, the shareholders approved:

(i)	an increase in the Company’s authorized share capital to US$250,000,000, divided into 80,000,000,000 Class A Ordinary Shares and 20,000,000,000 Class B Ordinary Shares, each with a par value of US$0.0025;

(ii)	an increase in the voting entitlement of each Class B Ordinary Share from 30 votes to 100 votes on all matters submitted to shareholders;

(iii)	the adoption of the Company’s Third Amended and Restated Memorandum and Articles of Association; and

(iv)	authorization for the Board, for a period of five years, to effect a further consolidation of the authorized, issued and unissued Class A Ordinary Shares at a ratio ranging from 2-for-1 to 1,000-for-1, with the precise ratio and effective date to be determined by the Board.

July 2026 Public Offering

On July 6, 2026, the Company entered into securities purchase agreements with certain investors for a best-efforts public offering of 320,000 units at US$19.75 per unit, for aggregate gross proceeds of approximately US$6.32 million before placement-agent fees and offering expenses. Each unit consisted of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share (each, a “Warrant”). Each Warrant had an exercise price of US$21.725 per Class A Ordinary Share, was exercisable beginning on the date of issuance and had a term of six months. A holder could also exercise a Warrant at a zero exercise price (the “zero exercise price option”) to receive two Class A Ordinary Shares per Warrant, or up to 640,000 Class A Ordinary Shares in the aggregate, in which case the Company would receive no cash proceeds upon exercise.

The offering closed on July 8, 2026, and the Company intended to use the net proceeds for business expansion, general working capital purposes and other general corporate purposes.

Changes to the Board and Management

On August 5, 2026, Dahong Li, Michael Schumann and Yuanmei Ma resigned as independent directors for personal reasons and not as a result of any disagreement with the Company, and Chan Kelvin Zhi Hong, Lee Chee Wai and Wong Khai Meng were appointed as independent directors.

On October 11, 2026, the Board of Directors received a letter of resignation from Ms. Qingyuan Wang, pursuant to which Ms. Wang resigned as Chief Financial Officer and as a director of the Company, effective immediately. Effective October 16, 2026, the Board of Directors appointed Ms. Muchun Zhu as Interim Chief Financial Officer of the Company. Ms. Zhu will continue to serve as the Company’s Chief Executive Officer and Chairwoman of the Board of Directors.

Shelf Registration Statement

On August 14, 2026, the Company filed a shelf registration statement on Form F-3 covering the potential offer and sale, from time to time, of up to US$200,000,000 in aggregate of Class A Ordinary Shares, debt securities, warrants, rights and units. The registration statement was declared effective by the SEC on September 10, 2026.

On October 26, 2026, the Company sold 15,000,000 Class A Ordinary Shares at a price of US$1.30 per share in a registered direct offering under the shelf registration statement and a prospectus supplement dated October 23, 2026, for gross proceeds of approximately US$19.5 million, before deducting offering expenses.

Class B Share Subscriptions

On June 4, 2026, the Company entered into a subscription agreement with Beverly Holding Limited, a company wholly owned and controlled by Muchun Zhu, the Company’s Chief Executive Officer, for the issuance of 650,000 Class B Ordinary Shares at US$3.00 per share, for an aggregate subscription amount of US$1.95 million. On September 7, 2026, the Company entered into a new subscription agreement with Beverly Holding Limited for 1,625,000 Class B Ordinary Shares at US$0.40 per share, for an aggregate subscription amount of US$650,000. On September 10, 2026, the parties terminated the June 4 subscription agreement before closing. On September 25, 2026, Beverly Holding Limited completed its purchase of the 1,625,000 Class B Ordinary Shares under the September 7 subscription agreement.

2026 Stock Incentive Plan and Form S-8

On September 9, 2026, the Board approved the Company’s 2026 Stock Incentive Plan. On September 11, 2026, we filed a registration statement on Form S-8 registering 203,502 Class A Ordinary Shares (as adjusted for the September 2026 share consolidation) authorized for issuance under the plan.

Corporate Information

Our legal and commercial name is Intercont (Cayman) Limited.

Our principal executive offices are located at 39 Ocean Drive, Singapore, 098187. Our phone number is +65 8818 2399. Our registered address is located at ICS Corporate Services (Cayman) Limited, Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.intercontcayman.com. The information contained on our website is not a part of this annual report. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

b. Business Overview

The Group operates its global maritime shipping services through its Shipping Subsidiaries. The Group’s global maritime shipping business consists of two revenue streams, time chartering and vessel management services. The Group’s global maritime shipping business generated US$25.4 million, US$25.1 million and US$25.5 million revenues in the fiscal years ended June 30, 2026, 2025 and 2024, respectively, which constitute 100% of the Group’s revenue in the past three fiscal years.

The Group plans to operate its seaborne pulping business through Openwindow and build its seaborne pulping business upon its long-established global maritime shipping operations. Through a combination of self-owned factory ships and partnership with other shipowners for leased-in factory ships, the Group plans to launch its seaborne pulping business in an orderly manner in future, subject to the external economic environment and market conditions.

Global Maritime Shipping

We operate our global maritime shipping services through our Shipping Subsidiaries in Hong Kong. Currently, the Group derives all of its revenue from its global maritime shipping business, where it expects to see steady growth. The Group’s global maritime shipping business generated revenues of US$25.4 million, US$25.1 million and US$25.5 million in the fiscal years ended June 30, 2026, 2025 and 2024, respectively. We recorded a net loss of $10.7 million   for fiscal year 2026 and net income of $3.1 million and $3.1 million for fiscal years 2025 and 2024, respectively. Specifically, our shipping business consists of two segments, time chartering and vessel management services. Time charter revenue amounted to approximately US$16.9 million, US$19.3 million and US$19.6 million, and vessel management services revenue amounted to approximately US$8.5 million, US$5.8 million and US$5.9 million, for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

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

Most of the vessel service agreements have a term longer than one year and are typically billed on a monthly basis. Currently, Top Wisdom provides management service for eight (8) vessels, including the vessels of Top Moral, Top Creation, Top Legend, and Max Bright. For the fiscal years 2026 and 2025, Top Wisdom derived approximately 58.55% and 69.79% of its revenue from affiliated entities, respectively.

Our Fleet

As of the date of this annual report, the profile and deployment of the Shipping Subsidiaries’ fleet is as the following:

Name	Owner/ Sublessor	Charterer	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Status	Charter Rate	Expiration of Charter
Self-Owned Vessel
Top Brilliance	Top Moral	N/A	2008	China	56,823	Bulk Carrier	Time Charter	Variable depending on the market	N/A
Leased Vessels
Top Advancer	Zhejiang Shipping (Hongkong) Co. Ltd.	Top Creation	2016	China	63,368	Bulk Carrier	Leased-in on a bareboat basis(1)	A monthly rate calculated based on the BSI 58 10 TC published by the Baltic Exchange, as set forth in the charter agreement.	January 16, 2026

Name	Owner/ Sublessor	Charterer	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Status	Charter Rate	Expiration of Charter
Top Diligence	Topsheen Shipping Group Limited	Max Bright	2018	China	48,500	General Cargo Ship	Leased-in on a bareboat basis(2)	A monthly rate equal to the sum of US$147,583.33, a floating rate of interest, and an administrative fee, each as set forth in the charter agreement.	September 17, 2028
Top Elegance	Topsheen Shipping Group Limited	Top Legend	2018	China	48,500	General Cargo Ship	Leased-in on a bareboat basis(3)	A monthly rate equal to the sum of US$147,583.33, a floating rate of interest, and an administrative fee, each as set forth in the charter agreement.	January 13, 2029

(1)	Since the lease of Top Advancer expired in January 2026, the Company has not entered into a new charter for the vessel or otherwise continued to use it.

(2)	Upon expiration of the lease, Max Bright is obligated to purchase the vessel at a price equal to 10% of the higher of (a) the vessel’s book value, and (b) the average of the vessel’s book value and market value, as provided in the charter agreement. During the term of the lease, Max Bright also has the option to purchase the vessel at the price provided in the charter agreement.

(3)	Upon expiration of the lease, Top Legend is obligated to purchase the vessel at a price equal to 10% of the higher of (a) the vessel’s book value, and (b) the average of the vessel’s book value and market value, as provided in the charter agreement. During the term of the lease, Top Legend also has the option to purchase the vessel at the price provided in the charter agreement.

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

Another fee focuses on operators with fleets composed of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for dry bulk vessels with capacity less than 80,000 dwt, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

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

The actual implementation of this action remains uncertain. On October 30, 2025, China’s Ministry of Commerce unveiled the outcomes achieved by Chinese and US delegations during their recent economic and trade talks in Kuala Lumpur from October 25, 2025 to October 26, 2025. Among other consensus, the US side will suspend the implementation of measures under its Section 301 investigation targeting China’s maritime, logistics and shipbuilding industries for one year. In response, China will correspondingly suspend the implementation of its countermeasures against the US side for one year once the US suspension takes effect, according to the spokesperson of China’s Ministry of Commerce. The USTR suspended these measures for one year beginning November 10, 2025.

Customers

Our Shipping Subsidiaries also maintain good relationships with customers to keep a steady flow of business needs for global maritime shipping services. For the year ended June 30, 2026, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer D accounted for approximately 67% and 13%, respectively, of the Group’s total revenues. For the year ended June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 74% of the Group’s total revenues. For the year ended June 30, 2024, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 48% and 19%, respectively, of the Group’s total revenues. In the year ended June 30, 2024, due to market price fluctuation, Customer B terminated a revenue contract with us in advance. But we were able to lease the same vessel to Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) at a price approximately 25% below the original price to Customer B. As a result, there was no significant impact on our revenue for the year ended June 30, 2024.

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

On December 25, 2024, Max Bright entered into a charter leasing Top Diligence to Topsheen Shipping Singapore Pte. Ltd., a related party, at a daily price of US$12,500. The term of the charter commenced on January 1, 2025, and ended on December 31, 2025.

On December 25, 2024, Top Legend entered into a lease chartering Top Elegance to Topsheen Shipping Singapore Pte. Ltd., a related party, at a daily price of US$12,500. The term of the charter commenced on January 1, 2025, and ended on December 31, 2025.

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

Top Creation and Top Wisdom entered into a Vessel Entrusted Management Agreement on January 1, 2022, under which Top Creation entrusted Top Wisdom to manage the vessel Top Advancer for a period of four (4) years commencing on the execution date. Top Wisdom is responsible for the maritime management, crew management, technical maintenance, insurance arrangements, and other matters relating to Top Advancer for a monthly management fee of US$6,000. The agreement may be automatically extended for an additional year upon expiration unless either party provides notice of objection. Top Wisdom is also entitled to an incentive payment of US$5,000 for each day that Top Advancer remains seaworthy beyond three-hundred and sixty (360) days in a given year.

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

Seaborne Pulping

Intercont plans to operate its seaborne pulping business through Openwindow, backed by the Shipping Subsidiaries’ connection in the industry. The Group has not launched the seaborne pulping business as of the date of this annual report. The Group plans to launch its seaborne pulping business in an orderly manner in future, subject to the external economic environment and market conditions.

Traditional Pulping Industry

Pulp mills process timber into pulp, the fundamental material for paper and paper products. After being unloaded to a pulp mill, timber gets chipped into small pieces and screened to remove oversized and undersized chips. Chips are pre-treated with heat or chemicals to soften the lignin before further processing. Then, to turn wood into pulp, either mechanical or chemical method is used. In the mechanical approach, the chipping machine consumes diesel to grind and shred chips into lignin. Under the chemical approach, chemicals such as sodium hydroxide and sulfide liquor are used for the removal of lignin and separation of cellulose. The treated pulp then gets washed and bleached. For ease of later transportation and handling, the pulp will be dried and baled.

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

The traditional pulp production requires landmass to build up factories, consumes thermal and electric energy, and the use of chemicals results in heavy pollution. As an improvement, some bio-enzymes are used as alternatives to chemicals. Unlike chemicals, the bio-enzymes are environmentally friendly. Thereby, the production of certain types of paper products that can be processed by bio-enzymes has much less environmental impact.

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

The Group will continue to explore other renewable energy solutions in the seaborne chipping process. Additionally, the Group also expects to make modifications to the diesel engines for higher efficiency. Two frequency-converted low-speed diesel generator sets are designed to be installed on each pulping factory ship to power the pulping process equipment.

The waste heat power generator and diesel generator will transmit power to the distribution panel together. The joint power supply is expected to effectively perform power transmission and distribution work. The power management system controls the power load of each pulping equipment, efficiently and reasonably distributes power, and reduces electricity consumption. Furthermore, the onboard equipment adjustment is expected to include conversions of bulk storage rooms into pulp production rooms, installation of the waste heat recycle system, the power generators, the desalination equipment, and other modifications of wire lines for the system to operate. We expect the vessel modification will cause material changes to the dry bulk carrier vessel. As a result, we believe the modified vessel will need a new certification from a classification society before commencing its operation.

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

Additionally, in the initial stages, Openwindow plans to produce pulp exclusively out of wastepaper, which we believe is easily available and of high quality. Incurring no need to cut down new timber, Openwindow expects to generate economic gains at minimum environmental costs.

Routes

Openwindow expects to launch its first line between Southeast Asia and China. Openwindow plans to procure old corrugated containers through both direct purchases and trade agents, transporting them to a designated port in Southeast Asia. There, a factory ship is expected to load the old corrugated containers and begin the pulping process as the voyage to China starts, with the pulping process expected to be completed during the journey. Upon arrival in the designated Chinese port, the processed pulp is expected to be offloaded, and the factory ship is then expected to return to the Southeast Asia port to reload materials and begin the cycle again.

In the future, Openwindow also plans to launch lines between the U.S. and China. Openwindow’s suppliers are expected to collect old corrugated containers across the U.S. and ship them to a designated port. The factory ship is then expected to take a route as instructed according to business needs while processing the pulp during the voyage. Ultimately, the factory ship is expected to arrive at a Chinese port and offload the pulp bales to customers.

Leased-in and Self-owned Factory Ships

Openwindow plans to start its seaborne pulping business with leased-in factory ship models first. Initially, Openwindow plans to lease factory ships from shipowners. Such shipowners are expected to modify the factory ships under Openwindow’s technical specifications. Upon satisfactory inspection, it is expected that Openwindow will accept such factory ships and hire them to launch the seaborne pulping business. In the long run, Openwindow also has plans to purchase factory ships or lease in bare boats to install modifications by itself.

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

Another fee focuses on operators with fleets composed of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for dry bulk vessels with capacity less than 80,000 dwt, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

We have not launched the seaborne pulping business as of the date of this annual report. The Group plans to launch its seaborne pulping business in an orderly manner in future, subject to the external economic environment and market conditions. The proposed capacity of factory ships to be used in the seaborne pulping business may be above the threshold for the exception from the port fees for Chinese-built dry bulk vessels, and therefore the vessel will not be exempt from the port fee on Chinese-built vessels under the current version of the USTR action. Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. This, in turn, could significantly reduce the profitability of our seaborne pulping business, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results of our seaborne pulping business.

On September 10, 2023, Intercont entered into a research and development agreement regarding the pulping vessel technologies with Xinsihui (the “Xinsihui Phase 1 Agreement”). Under the agreement, Xinsihui would develop the big data platform for the seaborne pulping vessels for Intercont at a price of US$300,000. On March 5, 2024, Intercont and Xinsihui entered into another research and development agreement (“Xinsihui Phase 2 Agreement”), under which Xinsihui would develop technologies using waste heat to promote pulping, raw material processing at the port, and installment of boarding raw materials at an aggregate price of US$301,000. On November 13, 2024, Intercont and Xinsihui entered into a licensing agreement (the “Xinsihui Licensing Agreement”), under which Xinsihui licenses all the patents related to the Xinsihui Phase 1 Agreement and Xinsihui Phase 2 Agreement to Intercont free of charge until the later of the third month following the completion of Intercont’s IPO and the first anniversary of the execution date. On August 5, 2025, Intercont and Xinshui entered into an Amendment to the Xinsihui Licensing Agreement to further extend the technology licensing under the Xinsihui Licensing Agreement to January 30, 2026. On November 13, 2025, Intercont entered into a patent assignment agreement with Xinsihui, under which Xinsihui agreed to assign to Intercont all of its patents and patent applications relating to the pulping factory ship project. The patent concerned is currently in the examination stage.The completion of the patent transfer is subject to receipt of approval of the applicable patents by China National Intellectual Property Administration. Upon approval of the examination, the relevant transfer matters will be further advanced.

On September 11, 2024, Intercont and Top Wisdom entered into a strategic cooperation memorandum with Rockwell Automation (China) Company Limited (“Rockwell”), under which Rockwell will provide services in the Group’s seaborne pulping business and ESG compliance and reporting.

Due to unfavorable economic and market conditions, Intercont has not launched the seaborne pulping business as of the date of this annual report. The company expects to launch the seaborne pulping business when economic and market conditions improve. If there is no clear sign of improvement, the company may seek other opportunities to grow its revenue, including through the acquisition of new businesses. There can be no assurance as to when, or whether, the company will launch the seaborne pulping businesses.

Customers

Pulp made from old corrugated containers using bio-enzyme is more suitable for certain types of paper products — mostly, containers or packages. Therefore, Openwindow’s targeted customers are those producing paper containers and packages, including those in mainland China and Singapore.

Competitive Advantages

We believe the following competitive strengths have contributed and will continue to contribute to our success.

Global Maritime Shipping Services

●	Established Track Record in Global Maritime Shipping. Our Shipping Subsidiaries and management team have been in the global maritime shipping business for over a decade. Over the years, our Shipping Subsidiaries have maintained stable business relationships with critical suppliers and customers.

●	Strong Balance Sheet Positioned for Additional Growth. The Group has maintained a stable financial position, and has maintained its liquidity position throughout the downturn in shipping markets through prudent financial risk management. The Group’s moderate financial leverage, together with its current expectation of continued access to bank financing, has strongly positioned the Group to take advantage of further growth opportunities.

●	Experienced management team. The Group has an experienced team. Each management team member of the Shipping Subsidiaries has over ten years of experience in global maritime shipping. The management team’s deep experience and extensive relationships with ship owners, shippers, lenders, insurers, and other industry participants facilitate the smooth operation of the global maritime shipping sector.

●	Large cargo contracts base and strong relationships with key counterparties. Intercont has built a significant base of cargo contracts. Intercont has also established strong long-term global relationships with shipping companies, shipyards, trading houses, and brokers. Thus, Intercont has been able to match demands with supplies in a timely and efficient manner. In addition, a large cargo contracts base helps Intercont to better position its routes geographically and enables it to mitigate market volatility.

Seaborne Pulping Business

●	Light-asset business model. Unlike traditional shipping companies, Openwindow plans to operate the seaborne pulping business on a light-asset model. Openwindow expects to own only a limited number of pulping factory ships, but to lease most factory ships modified according to its specifications from shipowners. Under this model, it is expected that Openwindow may quickly scale up its business without incurring significant capital expenditures.

●	Product quality. Utilizing advanced equipment and procedures, Openwindow expects to be able to deliver what we believe to be high-quality pulp. Openwindow’s pulp is expected to contain less undissolved fiber and impurities than the Chinese national standard, making it readily available for the downstream paper mills’ processing without further treatment. The higher quality pulp is expected to provide Openwindow an edge against some of its competitors.

●	Targeted market. Openwindow’s pulp is expected to be suitable for making paper containers and packages, widely used in the logistics and delivery industry. With a large volume of online shopping transactions, we believe Asia’s market has a corresponding appetite for packaging materials. Openwindow expects to benefit from this specific segment of market.

Growth Strategies

We intend to pursue the following strategies to drive future growth.

Global Maritime Shipping Business

●	Organically grow our fleet. Our Shipping Subsidiaries plan to organically grow our fleet to increase our revenue and meet increasing demands. Our Shipping Subsidiaries expect to acquire two (2) additional vessels in the upcoming five years but our Shipping Subsidiaries have not entered into any contracts of acquisition of vessels as of the date of this annual report.

●	Improve operation efficiency. We plan to improve the efficiency of our operations, by introducing more advanced technology to empower the chartering service. By better connecting the needs of shipowners and charters, as well as more efficiently arranging the vessel space, we expect to further increase the profit margin of the chartering business.

●	Consolidate the financial conditions. Some of our Shipping Subsidiaries’ vessels are financed, subjecting us to potential risks from interest rate changes and market volatilities. We plan to adjust our capital structure based on the outcome of our operations and market conditions to reduce risks.

Seaborne Pulping Business

●	Increase the number of pulping factory ships. Openwindow has contacted a shipowner to set up a factory ship with specific specifications for its seaborne pulping operations and may proceed the cooperation depending on the external economic environment and market conditions. If it launches and operates steadily, Openwindow may duplicate the model to new factory ships. Openwindow has not entered into any contracts to lease or acquire factory ships as of the date of this annual report.

●	Expand product lines. The current designs of Openwindow’s equipment and technology are expected to work best for making pulp out of old corrugated containers. Openwindow plans to improve its technology to manufacture pulp out of other materials and for other purposes.

●	Acquire more customers. Openwindow’s seaborne pulping business is at an early stage. To further grow its business, Openwindow expects to expand its customer base for higher bargaining power and flexibility.

Recent Development

Entry into Securities Purchase Agreements with White Lion Capital and Streeterville Capital

White Lion Purchase Agreement

On August 20, 2025, Intercont entered into the White Lion Purchase Agreement with White Lion Capital. Pursuant to the White Lion Purchase Agreement, White Lion Capital is committed to purchase Intercont’s Class A Ordinary Shares with an aggregate gross purchase price of up to $10,000,000, (as may be adjusted as described below, the “White Lion Commitment Amount”) from time to time during the period commencing on the August 20, 2025 and ending on the earlier of (i) the date on which White Lion Capital shall have purchased an aggregate number of Class A Ordinary Shares equal to the White Lion Commitment Amount or (ii) the later of the 18 month anniversary of August 20, 2025 or the first closing (the “White Lion Commitment Period”). The White Lion Commitment Amount may be increased up to $30,000,000 upon the mutual written consent of White Lion Capital and Intercont. Intercont also agreed to issue 80 Ordinary Shares (the “White Lion Commitment Shares”) equal to $100,000 divided by the closing price of the Ordinary Shares the business day immediately before the signing of the White Lion Purchase Agreement (the “Commitment Shares Determination Date”), to White Lion Capital as a commitment fee. Intercont may elect to issue the White Lion Commitment Shares at the time of the closing of the first Purchase Notice consummated under this White Lion Purchase Agreement. In the event that the White Lion Commitment Amount is increased to an amount greater than $10,000,000, upon each such increase, Intercont shall issue an amount of Class A Ordinary Shares to White Lion Capital equal to 1% multiplied by the new White Lion Commitment Amount, divided by the closing price of the Class A Ordinary Shares on the Commitment Shares Determination Date, minus the amount of White Lion Commitment Shares previously issued.

Under the White Lion Purchase Agreement, subject to certain exceptions, Intercont has the right, but not the obligation, to require White Lion Capital by delivering a purchase notice (the “Purchase Notice”), from time to time, to purchase shares of the Class A Ordinary Shares set forth in such a Purchase Notice.

The number of our Class A Ordinary Shares on any Purchase Notice to be purchased by White Lion Capital shall not exceed the number of the Class A Ordinary Shares that, when aggregated with all other Class A Ordinary Shares then owned by White Lion Capital, would result in White Lion Capital owning more than 4.99% of the number of our Class A Ordinary Shares outstanding immediately prior to the issuance of our Class A Ordinary Shares issuable pursuant to such Purchase Notice. White Lion Capital may increase such limitation to up to 9.99% at its sole discretion.

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

In connection with the White Lion Purchase Agreement, Intercont also entered into a registration rights agreement (the “White Lion Registration Rights Agreement”) with White Lion Capital, pursuant to which, Intercont filed with the SEC a registration statement registering the resale of the maximum number of our Class A Ordinary Shares underlying the White Lion Purchase Agreement, as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such Class A Ordinary Shares by White Lion Capital.

As of the date of this annual report, Intercont has issued an aggregate of 37,001 Class A Ordinary Shares (after giving retroactive effect to the share consolidations effective April 2, 2026 and September 17, 2026) to White Lion Capital under the White Lion Purchase Agreement, and White Lion Capital has purchased all of the Class A Ordinary Shares registered for resale under the registration statement filed pursuant to the White Lion Registration Rights Agreement.

Streeterville Purchase Agreement

On September 4, 2025, Intercont entered into a Securities Purchase Agreement (the “Streeterville Purchase Agreement”) with Streeterville Capital, LLC (“Streeterville Capital”), pursuant to which Streeterville Capital agreed to purchase from Intercont one or more pre-paid purchases in the aggregate purchase amount of up to $10,000,000.00 for the purchase of Intercont’s Class A Ordinary Shares. At the closing of the Streeterville Purchase Agreement on September 9, 2025, Intercont issued 137 Ordinary Shares to Streeterville Capital as a commitment fee and 4,088 Ordinary Shares to be used as pre-delivery shares. On April 30, 2026, Intercont entered into a Payoff Acknowledgment and Termination Agreement with Streeterville Capital.

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

January 2026 Extraordinary General Meeting

On January 26, 2026, Intercont (Cayman) Limited (the “Company”) held an extraordinary general meeting of shareholders (the “First EGM”). At the First EGM, the shareholders approved, among other resolutions, an amendment to the Company’s authorized share capital, the creation of two new classes of ordinary shares, and the re-designation of existing shares.

The authorized share capital was increased from US$50,000, divided into 500,000,000 ordinary shares of par value US$0.0001 each, to US$100,000, divided into 1,000,000,000 ordinary shares of par value US$0.0001 each.

The shareholders also authorized, established, and designated two new classes of ordinary shares: Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares have one vote each, while Class B Ordinary Shares have thirty votes each and weighted voting rights. Class B Ordinary Shares are convertible into Class A Ordinary Shares at the holder’s option, but Class A shares are not convertible into any other class.

Furthermore, the shareholders approved the re-designation of:

(1)	5,164,951 existing authorized and issued ordinary shares as Class B Ordianry Shares. This includes 908,708 shares held by EASCOR HOLDING LIMITED and 4,256,243 shares held by BEVERLY HOLDING LIMITED.

(2)	The remaining 25,319,350 issued ordinary shares as Class A Ordinary Shares.

(3)	969,515,699 authorized but unissued ordinary shares as Class A Ordinary Shares.

On March 22, 2026, the Company’s Board of Directors passed written resolutions to implement a 25:1 share consolidation to ensure the Company meets the minimum bid price requirement for continued listing on The Nasdaq Capital Market. The share consolidation became effective as of April 2, 2026. This consolidation reduced the total number of authorized and outstanding ordinary shares from 1,000,000,000 (comprising 994,835,049 Class A Shares and 5,164,951 Class B Ordinary Shares prior to share consolidation) to 40,000,000 (comprising 39,793,402 Class A Ordinary Shares and 206,598 Class B Ordinary Shares after share consolidation), with the par value per share increasing from US$0.0001 to US$0.0025.

June 2026 Extraordinary General Meeting

On June 5, 2026, the Company held its Class A Ordinary Shareholder meeting (the “Class A Meeting”) and the second extraordinary shareholder general meeting (the “Second EGM” and, together with the Class A Meeting, the “Meetings”). At the Meetings, the shareholders of the Company adopted the following resolutions:

In the Class A Meeting:

(i)	to increase the authorized share capital of the Company (the “Authorised Share Capital”) to US$250,000,000.00 divided into 100,000,000,000 ordinary shares of par value of US$0.0025 each (each an “Ordinary Share”), comprising (A) 80,000,000,000 Class A Shares of a par value of US$0.0025 each (each a “Class A Share”); and (B) 20,000,000,000 Class B Shares of a par value of US$0.0025 each (each a “Class B Share”) (the “Increase of Share Capital”), by redesignation of:

(1)	the newly increased and unissued 79,960,206,598.04 Ordinary Shares be redesignated as Class A Shares; and

(2)	the newly increased and unissued 19,999,793,401.96 Ordinary Shares be redesignated into Class B Shares.

(ii)	following the Increase of Share Capital, to change Class B Share Voting Right from thirty (30) votes per one Class B Share to one hundred (100) votes per one Class B Share on all matters subject to the votes at general meetings of the Company (the “Change of Voting Right of Class B Shares”).

In the Second EGM:

(i)	to increase the authorized share capital of the Company (the “Authorized Share Capital”) to US$250,000,000.00 divided into 100,000,000,000 ordinary shares of par value of US$0.0025 each (each an “Ordinary Share”), comprising of (A) 80,000,000,000 Class A Shares of a par value of US$0.0025 each (each a “Class A Share”); and (B) 20,000,000,000 Class B Shares of a par value of US$0.0025 each (each a “Class B Share”) (the “Increase of Share Capital”), by redesignation of:

(1)	the newly increased and unissued 79,960,206,598.04 Ordinary Shares be redesignated as Class A Shares; and

(2)	the newly increased and unissued 19,999,793,401.96 Ordinary Shares be redesignated into Class B Shares.

(ii)	following the Increase of Share Capital, to change Class B Share Voting Right from thirty (30) votes per one Class B Share to one hundred (100) votes per one Class B Share on all matters subject to the votes at general meetings of the Company (the “Change of Voting Right of Class B Shares”).

(iii)	subject to and conditional upon approval by the shareholders of Proposal No. 1, and Proposal No. 2 and all requisite class consents being obtained, to adopt the third amended and restated articles of association of the Company (the “AR M&A”) in replacement of the second amended and restated memorandum and articles of association as adopted on January 26, 2026 (the “Existing Articles”) to reflect the Increase of Share Capital, the Change of Voting Right of Class B Shares and other clarification changes.

(iv)	following the Increase of Share Capital, to effect a reverse share split to the Company’s authorised issued and unissued Class A Shares by way of a consolidation (the “Share Consolidation”) at an exchange ratio which is no less than one-for-two (1:2) and no greater than one-for-one thousand (1:1000) (the “Further Revised RS Ratio”) such that the number of authorised issued and unissued Class A is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding Class A is increased by the Further Revised RS Ratio (together, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one thousand (1:1000), in each case, as determined by the Directors at their discretion within a period of five years of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”).

(v)	in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Revised Reverse Share Split, if so determined by the Directors in their sole discretion, the Directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Shares to be issued to shareholders of the Company to round up any fractions of Class A Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

July 2026 Offering Pursuant to Securities Purchase Agreements with certain Investors

On July 6, 2026, Intercont entered into securities purchase agreements with certain investors, pursuant to which Intercont agreed to sell, and the investors agreed to purchase, an aggregate of 320,000 units (each a “Unit”) (8,000,000 Units prior to the 25-for-1 consolidation of the Class A Ordinary Shares effected on September 17, 2026). Each Unit consists of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units is $19.75 per Unit (US$0.79 per Unit prior to the September 2026 share consolidation). Each of the Warrants will have an exercise price of $21.725 per Class A Ordinary Share (US$0.869 per Class A Ordinary Share prior to the September 2026 Share Consolidation) and will be exercisable beginning on the date of the issuance and expire six months from the date of issuance. A holder of the Warrants may also effect an exercise at a zero exercise price (the “zero exercise price option”) at any time while the Warrants are outstanding. Two (2) Class A Ordinary Shares are issuable under each Warrant under such zero exercise price option pursuant to any given notice of exercise electing to effect a zero exercise price option. The Warrants entitle the holders to receive, via the zero exercise price option, up to 640,000 Class A Ordinary Shares (16,000,000 Class A Ordinary Shares prior to the September 2026 Share Consolidation). The offering was closed on July 8, 2026.

Changes of Directors

On August 5, 2026, Mr. Dahong Li, Mr. Michael Schumann and Ms. Yuanmei Ma resigned as independent Directors. Upon their resignations, each of Mr. Dahong Li, Mr. Michael Schumann and Ms. Yuanmei Ma ceased to serve in his or her respective positions on the Audit Committee of the Board, the Compensation Committee of the Board, the Nominating and Corporate Governance Committee and the Strategic Development Committee of the Board, as applicable.

On the same day, Mr. Chan Kelvin Zhi Hong, Mr. Lee Chee Wai, and Mr. Wong Khai Meng were appointed as independent directors to the Board of Directors.

In connection with the foregoing changes, on August 5, 2026, the Board changed its standing committees members as follows: the Audit Committee should consist of Mr. Wong Khai Meng (Chairperson), Mr. Chan Kelvin Zhi Hong and Mr. Chee Wai Lee, and the Board has determined that Chan Kelvin Zhi Hong qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC; the Compensation Committee should consist of Mr. Chan Kelvin Zhi Hong (Chairperson), Mr. Wong Khai Meng and Mr. Chee Wai Lee; the Nominating and Corporate Governance Committee should consist of Chee Wai Lee (Chairperson), Mr. Chan Kelvin Zhi Hong and Mr. Chee Wai Lee; and the Strategic Development Committee should consist of Ms. Muchun Zhu, Mr. Chan Kelvin Zhi Hong and Mr. Chee Wai Lee.

Shelf Registration Statement on Form F-3

On August 14, 2026, the Company filed a shelf registration statement on Form F-3 (File No. 333-298338) with the SEC, covering the potential offer and sale, from time to time in one or more offerings, of up to US$200,000,000 in aggregate of Class A Ordinary Shares, debt securities, warrants, rights and units. The registration statement was declared effective by the SEC on September 10, 2026.

2026 Stock Incentive Plan and Form S-8

On September 9, 2026, the Board of Directors approved the Intercont (Cayman) Limited 2026 Stock Incentive Plan (the “2026 Plan”), which provides for the grant of options and the issuance of Class A Ordinary Shares to employees, directors and consultants. The maximum number of Class A Ordinary Shares issuable under the 2026 Plan is 203,502 (5,087,548 before giving effect to the September 2026 Share Consolidation described below), subject to adjustment for share consolidations and similar transactions. In September, 2026, the Company issued an aggregate of 203,502 Class A Ordinary Shares (5,087,548 before giving effect to the September 2026 Share Consolidation) under the 2026 Plan, which represents all of the Class A Ordinary Shares available for issuance under the 2026 Plan.

September 2026 Share Consolidation

On September 5, 2026, the Board of Directors approved a 25-for-1 consolidation of the Class A Ordinary Shares (the “September 2026 Share Consolidation”), under the authority granted by the Company’s shareholders at the extraordinary general meeting held on June 5, 2026 to effect consolidations of the Class A Ordinary Shares at a ratio of between 2-for-1 and 1,000-for-1 within five years. The September 2026 Share Consolidation became effective on September 17, 2026. Every 25 issued and outstanding Class A Ordinary Shares were combined into one Class A Ordinary Share, the number of authorized Class A Ordinary Shares was reduced from 80,000,000,000 to 3,200,000,000, and the par value of each Class A Ordinary Share increased from US$0.0025 to US$0.0625.

Resignation of Chief Financial Officer and Appointment of Interim Chief Financial Officer

On October 11, 2026, Ms. Qingyuan Wang resigned as Chief Financial Officer and as a director of the Company, effective immediately. Effective October 16, 2026, the Board of Directors appointed Ms. Muchun Zhu as Interim Chief Financial Officer. Ms. Zhu continues to serve as the Company’s Chief Executive Officer and Chairwoman of the Board of Directors.

October Offering Pursuant to Securities Purchase Agreements with certain Investors

On October 21, 2026, Intercont entered into securities purchase agreements with certain investors (the Investors”) under which Intercont agreed to sell, and the Investors agreed to purchase, an aggregate of 15,000,000 Class A Ordinary Shares at a price of US$1.30 per share, for an aggregate purchase price of US$19.5 million. The offering was under the Company’s shelf registration statement on Form F-3 (File No. 333-298338) and a prospectus supplement dated October 23, 2026. No placement agent or underwriter was engaged for the offering. Pursuant to the securities purchase agreements, at closing, Intercont issued the Class A Ordinary Shares to the Investors in consideration of their unconditional promises to pay the purchase price in full, without interest, on or before the payment date, which is three months following the closing. If Intercont effects or completes any reverse stock split, stock consolidation, reclassification or similar recapitalization during the period between the date of the securities purchase agreement and the closing, the number of Class A Ordinary Shares to be issued and the per-share purchase price will be automatically and proportionately adjusted in accordance with the applicable reverse stock split ratio, while the aggregate purchase price will remain unchanged. If Intercont effects or publicly announces any reverse stock split, stock consolidation or similar recapitalization during such period, the Investors may extend the closing date by up to three months upon written notice to us. If any Investor fails to pay the purchase price in full by the payment date, Intercont may forfeit the Class A Ordinary Shares issued to such Investor, to the extent permitted by applicable Cayman Islands law.

Competition

For international maritime business, we face intense competition in vessel chartering and vessel management sectors. Competitors in the vessel chartering business include CSSC (Hong Kong), Shipping Company Limited, COSCO SHIPPING Corporation Limited, AVIC International Maritime Holdings Ltd, etc.; and competitors in the vessel management service sector include V.Group Holdings Limited, among others.

Our seaborne pulping business operates an innovative business model, which produces pulp from waste old corrugated cardboards, focusing on the packaging materials industry. We plan to source raw materials from North America and Southeast Asia and explore markets in Southeast Asia and East Asia. Our business model is different from those of the incumbent shipping companies. Therefore, we do not expect to see direct competitors for our seaborne pulping business in the near future.

Insurance

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes amongst others the handling and management of situations such as mechanical failure and/or physical damage to the ship, collision, third party property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, war risk and other insurance coverage for our fleet with Swedish Club, the London P&I Club, PICC Property and Casualty Company Limited. Accordingly, if any vessels owned or operated by our Shipping Subsidiaries incur significant costs from an accident, spill or other environmental liability or become subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is a form of mutual indemnity insurance, designed to cover third party liabilities likely to arise out of our shipping activities. It is provided by non-profit-making insurance organizations commonly known as Protection and Indemnity Associations or “P&I Clubs”. This insurance aims to respond to third-party liability claims and other related expenses arising amongst others from injury or death of crew, passengers, or other third parties, loss of or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, salvage costs to the extent that they aim to control or mitigate the environmental effect following a casualty, wreck removal and other discretionary costs. Our current protection and indemnity insurance provides cover for Oil Pollution up to US$1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.

Under the current structure, clubs’ contributions to claims in the lower pool layer from US$10 million to US$30 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from US$50 million to US$100 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis. The International Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool (US$100 million) up to an amount of US$3.1 billion any one claim (US $1 billion for Oil Pollution claims). It is said to be the largest single marine reinsurance contract in the market. As members of Mutual P&I Associations, we may become subject to unbudgeted supplementary calls payable to the P&I Club depending on its fiscal year results that they are determined by 3 main parameters, i.e., their exposure from payment of claims, the income through premium and the income arising from investments. Our aim at every renewal is to conclude our P&I insurance with “A rated” P&I clubs as this, amongst other benefits, eliminates the risk of unbudgeted supplementary calls being imposed.

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

Contravention with the Enforcement Notice is an offence and the offender is liable to fine, and imprisonment and a daily penalty.

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

Under Section 23B of the IRO, charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a ship operator from the operation of ships outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”)

The Competition Ordinance laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers involving carrier licence holders within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) that have or are likely to have the effect of substantially lessening competition in Hong Kong.

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

Merchant Shipping Ordinance (Chapter 281 of the Laws of Hong Kong) (“MSO”)

The MSO principally deals with the regulation of shipping such as forfeiture and detention of ships and compulsory third party risks insurance. Under the MSO, there are three subsidiary legislations applicable to us which comprise Merchant Shipping (Forms) Regulations, Merchant Shipping (Fees) Regulations and Merchant Shipping (Marine Courts) Regulations, relating mainly to forms and fees for the purpose of the MSO or of regulations under the MSO, and formal investigations into casualties and inquiries into charges of incompetency or misconduct.

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

Qualified persons under MS(R)O include: (i) an individual who is a resident of Hong Kong and holds a valid Hong Kong identity card; (ii) a company incorporated in Hong Kong; and (iii) a company incorporated outside Hong Kong, but which has established a place of business in Hong Kong and has registered under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) as a non-Hong Kong company. The Hong Kong Subsidiaries fall within the definition of “qualified persons”.

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

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

Pursuant to the EO, all employees covered by the EO, irrespective of their hours of work, are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays. According to the Employment Ordinance, an employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due is liable to fine and imprisonment. Employees who are employed under a continuous contract are further entitled to such benefits as rest days, paid annual leave, sickness allowance, severance payment and long service payment, etc.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

Pursuant to the MPFSO, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. Section 7A of the MPFSO requires an employer who is employing a relevant employee to, for each contribution period occurring after that commencement (i) from the employer’s own funds, contribute to the relevant registered scheme the amount determined in accordance with MPFSO; and (ii) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with MPFSO. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to the minimum and maximum relevant income levels. An employer who fails to comply with such a requirement may face a fine and imprisonment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

Pursuant to the ECO, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries or death at work in respect of all of their employees. Under the ECO, if an employee sustains injuries or dies as a result of an accident arising out of and in the course of employment, the employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. An employer failing to do so may be liable to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

Pursuant to the MWO, an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. Failure to comply with MWO constitutes an offence.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”)

Pursuant to the OSHO, employers must as far as reasonably practicable ensure the safety and health of their employees in workplace. An employer who fails to ensure the safety and health of employees in the workplace is liable on conviction to fine and imprisonment.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants, and Equipment

Facilities

Top Wisdom entered into a one-year lease agreement with an affiliate of Mr. Jun Li, pursuant to which Top Wisdom leases office space located at Room 2206, No. 289 Jiangdong Middle Road, Jianye District, Nanjing, China, with a gross floor area of 176.66 square meters, for business and office purposes, at a monthly rent of RMB 16,500 (approximately US$2,432), or an aggregate annual rent of RMB 198,000 (approximately US$29,182). The term of the agreement commenced on January 1, 2025 and expired on December 31, 2025. Upon its expiration, Top Wisdom entered into a new one-year lease agreement with the same affiliate of Mr. Jun Li on the same terms, for a term commencing on January 1, 2026 and expiring on December 31, 2026.

Intercont entered into a 36-month tenancy agreement with Loh Hung Soo and Chan Pek Har, pursuant to which Intercont leases premises located at 39 Ocean Drive, Singapore 098187, with a land area of approximately 9,042 square feet and a built-up area of approximately 10,200 square feet, for office and correspondence address, at a monthly rent of S$25,000 (approximately US$19,318), or an aggregate 36-month rent of S$900,000 (approximately US$695,464). The term of the agreement commenced on January 1, 2026 and will expire on December 31, 2028. The tenancy includes an option for Intercont to renew for an additional 12-month period upon request made no less than two calendar months prior to lease expiry, at prevailing market rent and on substantially identical contractual terms.

For details of the Company’s fleet, please refer to the “Our Fleet” section above.

Intercont entered into a 36-month tenancy agreement with Loh Hung Soo and Chan Pek Har, pursuant to which Intercont leases premises located at 39 Ocean Drive, Singapore 098187, with a land area of approximately 9,042 square feet and a built-up area of approximately 10,200 square feet, for office and correspondence address, at a monthly rent of S$25,000 (approximately US$19,538), or an aggregate 36-month rent of S$900,000 (approximately US$703,350). The term of the agreement commenced on January 1, 2026 and will expire on December 31, 2028. The tenancy includes an option for Intercont to renew for an additional 12-month period upon request made no less than two calendar months prior to lease expiry, at prevailing market rent and on substantially identical contractual terms.

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

For the years ended June 30, 2026, 2025 and 2024, our revenues were approximately $25.4 million, $25.1 million and $25.5 million, respectively. We had a net loss of approximately $10.7 million for the year ended June 30, 2026. For each of the years ended June 30, 2025 and 2024, we had net income of $3.1 million.

Recent Developments

On June 4, 2026, the Company entered into a subscription agreement with Beverly Holding Limited, a company wholly owned and controlled by Muchun Zhu, the Company’s Chief Executive Officer, for the issuance of 650,000 Class B Ordinary Shares at US$3.00 per share, for an aggregate subscription amount of US$1.95 million. On September 7, 2026, the Company entered into a new subscription agreement with Beverly Holding Limited for 1,625,000 Class B Ordinary Shares at US$0.40 per share, for an aggregate subscription amount of US$650,000. On September 10, 2026, the parties terminated the June 4 subscription agreement before closing. On September 25, 2026, Beverly Holding Limited completed its purchase of the 1,625,000 Class B Ordinary Shares under the September 7 subscription agreement.

On July 6, 2026, Intercont entered into securities purchase agreements with certain investors, pursuant to which Intercont agreed to sell, and the investors agreed to purchase, an aggregate 320,000 units (each a “Unit”) for aggregate gross proceeds of approximately $6.32 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. Each Unit consists of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units is $19.75 per Unit. Each of the Warrants will have an exercise price of $21.725 per Class A Ordinary Share and will be exercisable beginning on the date of the issuance and expire six months from the date of issuance. A holder of the Warrants may also effect an exercise at a zero exercise price (the “zero exercise price option”) at any time while the Warrants are outstanding. Two (2) Class A Ordinary Shares are issuable under each Warrant in such zero exercise price option pursuant to any given notice of exercise electing to effect a zero exercise price option. The Warrants entitle the holders to receive, via the zero exercise price option, up to 640,000 Class A Ordinary Shares. Each Warrant is indexed to, and is required to be settled by the issuance of, a fixed number of our own Class A Ordinary Shares, and does not require the Company to settle in cash or in any other asset. Accordingly, in accordance with ASC 815-40, Derivatives and Hedging, the Warrants were classified as equity instruments rather than as derivative liabilities upon issuance, were recorded within shareholders’ equity as part of additional paid-in capital, and are not subject to subsequent remeasurement through profit or loss. The offering was closed on July 8, 2026. Subsequent to the closing of the offering, holders exercised all 320,000 Warrants under the zero exercise price option and the Company issued an aggregate of 640,000 Class A Ordinary Shares by August 5, 2026. No cash proceeds were received upon such exercises.

On August 14, 2026, the Company filed a shelf registration statement on Form F-3 covering the potential offer and sale, from time to time, of up to $200,000,000 in aggregate of Class A Ordinary Shares, debt securities, warrants, rights and units. The registration statement was declared effective by the SEC on September 10, 2026.

On September 5, 2026, the Board of Directors approved the implementation of a reverse share split of the Class A Ordinary Shares at a ratio of 25-for-1, and on September 14, 2026, the Company announced that the consolidation would become effective as of September 17, 2026 (the “Effective Time”) in order to maintain compliance with the minimum $1.00 bid price requirement of the Nasdaq Capital Market Listing Rules. Effective as of the Effective Time, every 25 issued and outstanding Class A Ordinary Shares were combined into one issued and outstanding Class A Ordinary Share, without any action required on the part of the shareholders. As a result, the number of authorized Class A Ordinary Shares was reduced from 80,000,000,000 to 3,200,000,000, the par value of each Class A Ordinary Share was increased from $0.0025 to $0.0625, and the number of issued and outstanding Class A Ordinary Shares was reduced from 31,301,288 to 1,252,052, and an additional 34,874 Class A Ordinary Shares were subsequently issued as a result of the rounding up of fractional shares in connection with the September 2026 Share Consolidation. The authorized Class B Ordinary Shares were not affected by the consolidation. No fractional Class A Ordinary Shares were issued in connection with the consolidation and any fractional shares resulting from the consolidation were rounded up at the beneficial holder level. The consolidation has been retroactively reflected in the combined and consolidated financial statements included elsewhere in this annual report.

On September 9, 2026, the Board of Directors approved the Intercont (Cayman) Limited 2026 Stock Incentive Plan (the “2026 Plan”). The 2026 Plan provides for the grant of options and the issuance of Class A Ordinary Shares to employees, directors and consultants. The maximum number of Class A Ordinary Shares that may be issued under the 2026 Plan is 203,502 Class A Ordinary Shares (or 5,087,548 Class A Ordinary Shares prior to the September 2026 Share Consolidation), subject to proportionate adjustment for share consolidations and similar transactions. On September 11, 2026, the Company filed a registration statement on Form S-8 with the SEC to register the Class A Ordinary Shares issuable under the 2026 Plan. On September 14 and September 16, 2026, the Company issued an aggregate of 203,502 Class A Ordinary Shares (or 5,087,548 Class A Ordinary Shares prior to the September 2026 Share Consolidation) to four grantees under the 2026 Plan, representing all of the Class A Ordinary Shares authorized for issuance thereunder.

On October 11, 2026, the Board of Directors received a letter of resignation from Ms. Qingyuan Wang, pursuant to which Ms. Wang resigned as our Chief Financial Officer and as a director of the Company, effective immediately. Ms. Wang’s resignation did not result from any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. To maintain the continuity of the preparation of our annual report on Form 20-F, the progression of our annual audit and our related capital markets activities, the Board of Directors appointed Ms. Muchun Zhu, our Chief Executive Officer and Chairwoman, as Interim Chief Financial Officer of the Company effective October 16, 2026, and determined that this arrangement is a transitional measure intended to address an unexpected vacancy. The Company has commenced a search for a permanent Chief Financial Officer through headhunting firms and other professional channels, and is seeking candidates with substantial experience in applying U.S. GAAP and the ability to meet the Company’s SEC reporting requirements. Ms. Zhu is qualified to serve in this capacity: she obtained a master’s degree in finance and investment from the University of Exeter in 2006, has over ten years of senior management experience in asset management, private equity and investment and financing prior to founding the Company, and is accordingly able to discharge the interim financial oversight and reporting functions of the role and to comply with the requirements of the Sarbanes-Oxley Act of 2002 applicable to the Company. Following the changes in the composition of our Board of Directors in August 2026, our Audit Committee consists of Chan Kelvin Zhi Hong, Lee Chee Wai and Wong Khai Meng, each an independent director, with Mr. Wong Khai Meng as chair, and our Board of Directors has determined that Mr. Chan qualifies as an “audit committee financial expert” as defined by the applicable rules of the SEC.

Because Ms. Zhu serves concurrently as our Chief Executive Officer, Chairwoman and Interim Chief Financial Officer, and holds through Beverly Holding Limited and Eascor Holding Limited all of our outstanding Class B Ordinary Shares, which carry 100 votes per share and represented approximately 91.8% of our total voting power as of the date of this annual report, the concentration of our management, financial reporting and decision-making functions in a single individual creates a risk to the effectiveness of our internal control over financial reporting. During the interim period, the Company has implemented the following compensating controls: (i) all complex accounting estimates, significant judgments, such as asset impairment testing, changes in accounting policies and the final approval of our financial statements are submitted to, and independently reviewed and approved by, our Audit Committee, which is composed entirely of independent directors; (ii) strict segregation of duties is maintained, with underlying bookkeeping, voucher review and online banking operations performed by different senior finance managers and segregated, both physically and by system access, from the final approval authority of the Interim Chief Financial Officer, in order to mitigate the risk of management override of controls; and (iii) the Company has engaged an external financial compliance consultancy to assist its internal finance team with complex U.S. GAAP conversions, note disclosure and equity instrument accounting, providing an additional layer of review. Potential conflicts of interest arising from our controlling shareholder holding these senior management positions are addressed under our Code of Business Conduct and Ethics: any related party transaction in which Ms. Zhu has a material interest must be fully disclosed to the Board of Directors, and she must abstain from and be recused from any deliberation or voting on such transaction, and all material related party transactions must be reviewed and approved in advance by the fully independent Audit Committee in order to ensure that the terms of the transaction are fair and reasonable and protective of the interests of all of our shareholders.

On October 21, 2026, the Company entered into securities purchase agreements with investors, pursuant to which the Company agreed to sell, and the investors agreed to purchase, an aggregate of 15,000,000 Class A Ordinary Shares at a purchase price of US$1.30 per share, for aggregate gross proceeds of approximately US$19.5 million, or approximately US$19.43 million net of estimated offering expenses payable by the Company. The offering was conducted directly with the investors without a placement agent or underwriter. The Class A Ordinary Shares are were delivered on October 27, 2026. The Company intends to use the net proceeds for working capital and other general corporate purposes.

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

Operating Results

For the Years Ended June 30, 2026 and 2025

The following table summarizes the results of our operations for the years ended June 30, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Years Ended June 30,			%
	2026	2025	Change	Change

REVENUE:
Total revenue	$25,433,049	$25,135,681	$297,368	1%
COST OF REVENUE:
Cost of revenues	19,858,495	17,299,701	2,558,794	15%
GROSS PROFIT	5,574,554	7,835,980	(2,261,426)	(29)%

OPERATING EXPENSES:
General and administrative expenses	7,963,977	2,314,051	5,649,926	244%
Research and development expenses	4,200,000	621,024	3,578,976	576%
Total operating expenses	12,163,977	2,935,075	9,228,902	314%
(LOSS) INCOME FROM OPERATIONS	(6,589,423)	4,900,905	(11,490,328)	(234)%

OTHER INCOME (EXPENSE):
Interest income	4,388	3,892	496	13%
Interest expense	(2,350,691)	(1,911,780)	(438,911)	23%
Loss on termination of convertible note	(1,781,591)	—	(1,781,591)	—%
Other income, net	48,131	111,250	(63,119)	(57)%
Total other expense, net	(4,079,763)	(1,796,638)	(2,283,125)	127%
(LOSS) INCOME BEFORE INCOME TAXES	(10,669,186)	3,104,267	(13,773,453)	(444)%

PROVISION FOR INCOME TAXES	—	—	—	—%
NET (LOSS) INCOME	$(10,669,186)	$3,104,267	$(13,773,453)	(444)%

Revenues

For the year ended June 30, 2026, our total revenue was approximately $25.4 million, increasing by approximately $0.3 million, or 1%, as compared to approximately $25.1 million for the year ended June 30, 2025.

For the years ended June 30, 2026 and 2025, the disaggregated revenues by revenue streams were as follows:

	For the Years Ended June 30,			%
	2026	2025	Change	Change
Revenue:
Time charter revenue	$16,926,332	$19,306,369	$(2,380,037)	(12)%
Vessel management services revenue	8,506,717	5,829,312	2,677,405	46%
Total revenue	$25,433,049	$25,135,681	$297,368	1%

Time charter revenue decreased by approximately $2.4 million or 12% from approximately $19.3 million in the year ended June 30, 2025 to approximately $16.9 million in the year ended June 30, 2026. The decrease was primarily attributable to the decrease of hire rate for time charter during the year ended June 30, 2026. The vessel management services revenue increased by approximately $2.7 million from approximately $5.8 million in the year ended June 30, 2025 to approximately $8.5 million in the year ended June 30, 2026. Revenue growth was attributable to an increase in the number of vessels under management, reflecting strong market demand for our third-party ship management services.

Cost of Revenues

Cost by revenue stream:

	For the Years Ended June 30,			%
	2026	2025	Change	Change
Cost of time charter revenue	$12,903,857	$12,172,641	$731,216	6%
Cost of vessel management services revenue	6,954,638	5,127,060	1,827,578	36%
Total cost	$19,858,495	$17,299,701	$2,558,794	15%

	For the Years Ended June 30,			%
	2026	2025	Change	Change
Cost by type:
Vessel lease expense	$2,496,879	$2,630,252	$(133,373)	(5)%
Depreciation and amortization	3,701,819	3,699,314	2,505	—%
Crew salaries	7,697,301	6,034,597	1,662,704	28%
Other costs	5,962,496	4,935,538	1,026,958	21%
Total cost	$19,858,495	$17,299,701	$2,558,794	15%

Our cost of revenues mainly consists of vessel lease expense, depreciation and amortization, crew salaries and others. Our cost amounted to approximately $19.9 million for the year ended June 30, 2026, representing an increase of approximately $2.6 million or 15% compared to approximately $17.3 million for the year ended June 30, 2025.

Vessel lease expense was approximately $2.5 million for the year ended June 30, 2026, representing a decrease of approximately $0.1 million compared to approximately $2.6 million for the year ended June 30, 2025. Our vessel lease expense represents the operating lease expense for Top Advancer. The decrease was primarily driven by the expiration of the operating lease for Top Advancer on January 16, 2026, resulting in approximately five months of reduced lease expense for the current fiscal year.

Depreciation and amortization remained at approximately $3.7 million for the years ended June 30, 2026 and 2025.

Crew salaries were approximately $7.7 million for the year ended June 30, 2026, representing an increase of approximately $1.7 million compared to approximately $6.0 million for the year ended June 30, 2025. Crew salaries increased by approximately $1.7 million due to an increase in the number of crew members compared to the previous year.

Other cost was approximately $6.0 million for the year ended June 30, 2026, representing an increase of approximately $1.0 million compared to approximately $4.9 million for the year ended June 30, 2025. Other cost increased by approximately $1.0 million due to (a) vessel maintenance and repair expenses increased by approximately $0.8 million from $0.5 million for the year ended June 30, 2025 to approximately $1.3 million for the year ended June 30, 2026; (b) technical costs increased by approximately $0.6 million from nil for the year ended June 30, 2025 to $0.7 million for the year ended June 30, 2026; (c) insurance costs decreased by approximately $0.4 million from approximately $1.1 million for the year ended June 30, 2025 to approximately $0.7 million for the year ended June 30, 2026.

Gross profit

	For the Years Ended June 30,
	2026		2025
	Gross	Gross	Gross	Gross
GROSS PROFIT	Profit	Margin	Profit	Margin
Gross profit for time charter revenue	4,022,475	24%	7,133,728	37%
Gross profit for vessel management services	1,552,079	18%	702,252	12%
Total gross profit	$5,574,554	22%	$7,835,980	31%

Our gross profit amounted to approximately $5.6 million for the year ended June 30, 2026, compared to a gross profit of approximately $7.8 million for the year ended June 30, 2025. Gross margin as a percentage of overall revenue for the years ended June 30, 2026 and 2025 was 22% and 31%, respectively. Gross profit margin for time charter was 24% and 37%, respectively, for the years ended June 30, 2026 and 2025. The decrease was because time charter revenue decreased by 12% as a result of the decrease in hire rates for time charter, while cost of time charter revenue increased by 6%, mainly due to the increase in crew salaries and other costs such as vessel maintenance and repair expenses and technical costs, partially offset by the decrease in vessel lease expense. Gross profit margin for vessel management services was 18% and 12%, respectively, for the years ended June 30, 2026 and 2025. The increase was because vessel management services revenue increased by 46%, driven by the increase in the number of vessels under management, which outpaced the 36% increase in cost of vessel management services revenue.

Operating Expenses

	For the Years Ended June 30,			%
	2026	2025	Change	Change
OPERATING EXPENSES:
General and administrative expenses	7,963,977	2,314,051	5,649,926	244%
Research and development expenses	4,200,000	621,024	3,578,976	576%
Total operating expenses	$12,163,977	$2,935,075	$9,228,902	314%

Our operating expenses consist of general and administrative expenses and research and development expenses. Operating expenses increased by approximately $9.2 million, or 314%, from approximately $2.9 million for the year ended June 30, 2025 to approximately $12.2 million for the year ended June 30, 2026.

General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources, and executive office personnel, and also included office rental and depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $5.6 million due to (a) professional consulting and legal fees increased by approximately $5.0 million from $0.5 million for the year ended June 30, 2025 to approximately $5.4 million for the year ended June 30, 2026, (b) insurance expense increased by approximately $0.1 million from $0.1 million for the year ended June 30, 2025 to approximately $0.2 million for the year ended June 30, 2026, (c) office rent and related expenses increased by approximately $0.1 million from $0.04 million for the year ended June 30, 2025 to approximately $0.1 million for the year ended June 30, 2026, (d) office expense increased by approximately $0.1 million from $0.01 million for the year ended June 30, 2025 to approximately $0.1 million for the year ended June 30, 2026, (e) other expenses including, depreciation and amortization etc. increased approximately $0.3 million.

Research and development expenses increased by approximately $3.6 million, or 576%, from approximately $0.6 million for the year ended June 30, 2025 to approximately $4.2 million for the year ended June 30, 2026. The increase was primarily attributable to a one-time charge of approximately $4.0 million resulting from the write-off of an advance payment following the termination of a shipborne AI intelligent system development project in November 2025. As the development work was discontinued and no technical deliverables were transferred to the Group, the advance payment was fully expensed with no intangible asset recognized.

Other expenses, net

Other expenses, net primarily consists of interest income, interest expense, loss on termination of convertible note and other income. Other expense, net increased by approximately $2.3 million, or 127%, from approximately $1.8 million for the year ended June 30, 2025 to approximately $4.1 million for the year ended June 30, 2026. Interest income remained minimal, recording approximately $0.004 million in both the years ended June 30, 2026 and 2025. Interest expense increased by approximately $0.4 million to approximately $2.4 million in the year ended June 30, 2026 from approximately $1.9 million in the year ended June 30, 2025, primarily attributable to interest expense on the convertible notes of approximately $0.8 million, partially offset by a decrease of approximately $0.3 million in interest expense on financing leases. In addition, the Company recognized a loss on termination of convertible note of approximately $1.8 million in the year ended June 30, 2026 (nil in the year ended June 30, 2025). On April 30, 2026, Intercont entered into a Payoff Acknowledgment and Termination Agreement with Streeterville Capital to terminate the Streeterville Purchase Agreement, paid an aggregate payoff amount of $1,901,394 and recognized a loss on termination of convertible note of $1,781,591. Other income, net was approximately $0.05 million for the year ended June 30, 2026, compared to approximately $0.1 million for the year ended June 30, 2025, which mainly consisted of investment income.

Net (Loss)Income

As a result of the foregoing factors, the Company recorded a net loss of approximately $10.7 million for the year ended June 30, 2026, compared with net income of approximately $3.1 million for the year ended June 30, 2025.

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

Cost of Revenues

Cost by revenue stream:

	For the Years Ended June 30,			%
	2025	2024	Change	Change
Cost of time charter revenue	$12,172,641	$12,958,301	$(785,660)	(6)%
Cost of vessel management services revenue	5,127,060	5,218,970	(91,910)	(2)%
Total cost	$17,299,701	$18,177,271	$(877,570)	(5)%

	For the Years Ended June 30,			%
	2025	2024	Change	Change
Cost by type:
Vessel lease expense	$2,630,252	$2,920,500	$(290,248)	(10)%
Depreciation and amortization	3,699,314	3,650,085	49,229	1%
Crew salaries	6,034,597	6,104,637	(70,040)	(1)%
Other cost	4,935,538	5,502,049	(566,511)	(10)%
Total cost	$17,299,701	$18,177,271	$(877,570)	(5)%

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

Gross profit

	For the Years Ended June 30,
	2025		2024
	Gross	Gross	Gross	Gross
GROSS PROFIT	Profit	Margin	Profit	Margin
Gross profit for time charter revenue	7,133,728	37%	6,655,497	34%
Gross profit for vessel management services	702,252	12%	694,168	12%
Total gross profit	$7,835,980	31%	$7,349,665	29%

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

Singapore

The Group’s subsidiary incorporated in Singapore, Singapore Openwindow Technology Pte. Ltd., is subject to Singapore corporate income tax at a rate of 17% on its chargeable income. No provision for Singapore income tax has been made for the year ended June 30, 2026, as the Singapore subsidiary did not generate any revenue and incurred losses during the year, and the Singapore subsidiary had no operations during the years ended June 30, 2025 and 2024. Singapore does not impose withholding tax on dividends paid by a Singapore tax-resident company.

Hong Kong

The Group’s shipping subsidiaries are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a ship operator from the operation of ships outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, the Group’s revenue from shipping subsidiaries is either not subject or exempt from income tax according to the tax regulations prevailing in the country in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently.

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

Liquidity and Capital Resources

Substantially all of our operations are conducted in open sea and substantially all of our revenue, expenses, and cash are denominated in USD. As of June 30, 2026, cash of approximately $3.4 million were held by the Group, of which $3.3 million were held in Singapore.

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

In assessing its liquidity, the Group monitors and analyzes its cash on hand, ability to generate sufficient revenue sources in the future and operating and capital expenditure commitments. As of June 30, 2026, the Group had cash of approximately $3.4 million. As of June 30, 2026 and 2025, the Group’s working capital deficit was approximately $22.7 million and $15.7 million, respectively.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. The going concern status of the Company depends on its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional income or debt as may be required and/or recurring financial support from shareholders or other related parties. The Group’s primary shareholders have agreed to provide financial support commitment to the Company until October 31, 2027. As of September 30, 2026, the Company had cash and cash equivalents of approximately $4.6 million. As a result, management believes that current levels of cash and cash flows will be sufficient to meet anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, the Group may need additional cash resources in the future if it experiences changed business conditions or other developments and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If the Group determine that the cash requirements exceed amounts of cash on hand, it may seek to issue debt or equity securities or obtain a credit facility.

Taking into account the ability for the Group to raise finances, the management’s plans have alleviated the substantial doubt about the Group’s ability to continue as a going concern.

The following summarizes the key components of our cash flows for the years ended June 30, 2026, 2025 and 2024.

	For the Years Ended June 30,
	2026	2025	2024
Net cash (used in) provided by operating activities	$(5,329,173)	$7,401,485	$6,477,442
Net cash provided by (used in) investing activities	8,962,325	(11,253,967)	10,524,341
Net cash (used in) provided by financing activities	(5,877,001)	5,749,310	(16,666,135)
Net (decrease) increase in cash and cash equivalents	$(2,243,849)	$1,896,828	$335,648

Operating Activities

Net cash used in operating activities was approximately $5.3 million for the year ended June 30, 2026. Cash used in operating activities for the year ended June 30, 2026 mainly consisted of net loss of approximately $10.7 million, noncash adjustments of approximately $8.7 million, an increase of approximately $2.8 million in prepayments and other assets primarily resulted from strategic payments made for advisory and consulting services in support of management’s expansion initiatives, these prepayments are associated with non-recurring project-based arrangements and are not indicative of the ongoing operating expenditure profile of the Company, a decrease of approximately $1.5 million in operating leases payable and a decrease of approximately $0.4 million in accrued expenses and other liabilities, offset by a decrease of approximately $1.0 million in accounts receivable (including accounts receivable-related party), an increase of approximately $0.2 million in advance from customers-related party and a decrease of approximately $0.1 million in due from related parties.

Net cash provided by operating activities was approximately $7.4 million for the year ended June 30, 2025. Cash provided by operating activities for the year ended June 30, 2025 mainly consisted of net income of approximately $3.1 million, noncash adjustments of approximately $7.0 million, an increase of approximately $0.8 million in accrued expenses and other liabilities, a decrease of approximately $0.7 million in accounts receivable, a decrease of approximately $0.3 million in prepayments and other assets and an increase of approximately $0.2 million in advance from customers-related party, offset by a decrease of approximately $3.2 million in operating leases payable, an increase of approximately $0.9 million in accounts receivable-related parties and a decrease of approximately $0.6 million in accounts payable.

Net cash provided by operating activities was approximately $6.5 million for the year ended June 30, 2024. Cash provided by operating activities for the year ended June 30, 2024 mainly consisted of net income of approximately $3.1 million, noncash adjustments of approximately $7.0 million, an increase of approximately $0.3 million in accrued expenses and other liabilities, an increase of approximately $0.1 million in accounts payables, a decrease of approximately $0.2 million in due from related parties, offset by an increase of approximately $0.3 million in accounts receivable, an increase of approximately $0.2 million in prepayments and other assets, a decrease of approximately $2.9 million in operating leases payable, an increase of approximately $0.5 million in long-term deposit and a decrease of approximately $0.4 million in due to related parties.

Investing Activities

Net cash provided by investing activities for the year ended June 30, 2026 was approximately $9.0 million, mainly consisting of purchase of long-lived assets for approximately $1.3 million and redemption of short-term investment of approximately $10.3 million.

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

Financing Activities

Net cash used in financing activities was approximately $5.9 million for the year ended June 30, 2026, mainly consisted of repayment of loan from related-party approximately $4.0 million, financing lease-principal repayment of approximately $3.3 million, repayment for the termination of the convertible note of approximately $1.9 million, repayment of long-term loan from a third-party approximately $1.7 million, offset by loan from a third-party of approximately $2.1 million, proceeds from convertible note of approximately $2.5 million, and proceeds from private placement of approximately $0.4 million.

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

Capital Expenditures

We made capital expenditures of approximately $1.3 million, $1.1 million and $1.5 million for the years ended June 30, 2026, 2025 and 2024, respectively. Our capital expenditures were mainly used for vessel purchase and improvements.

Contractual Obligations

The Group’s contractual obligations as of June 30, 2026, as presented in the table below, consisted of the following:

Operating lease arrangements. In January 2026, the Group entered into a 36-month operating lease for residential premises at 39 Ocean Drive, Singapore 098187, for use by its employees, with monthly rental of S$25,000 and a security deposit of S$75,000. The lease commenced on January 1, 2026 and is scheduled to expire on December 31, 2028. The amounts in the table represent the undiscounted remaining lease payments under this lease. The Group’s operating lease for Top Advancer expired in January 2026, and no further payments are due under that lease.

Financing lease arrangements. The amounts represent the undiscounted future minimum lease payments under the Group’s finance leases for Top Diligence and Top Elegance, which expire in September 2028 and January 2029, respectively.

Loans from shareholders. As of June 30, 2026, the Group had outstanding non-interest-bearing shareholder loans of $20,548,491, which are not expected to be repaid within the next twelve months.

Loan from third party. During April 2026, the Company received a $2.1 million advance from HANGTIE (CHINA AND HONGKONG) ENG CO LTD for working capital purposes. The advance accrued interest at 0.1% daily and was personally guaranteed by the CEO. As of June 30, 2026, the outstanding balance of the advance was $2,234,398, which was fully settled in July 2026.

Long-term loan. As of June 30, 2026, the Group had an outstanding long-term loan from Chailease International Financial Services (Singapore) Pte. Ltd., a third-party financial institution, due on August 8, 2027. The amounts in the table represent the scheduled principal repayments of $1,301,376, which, net of unamortized debt issuance cost of $12,903, corresponds to the carrying amount of $1,288,473 presented in Note 9 to our consolidated financial statements.

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2026:

	Payment Due by Fiscal Years Ending June 30,
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$579,553	$231,821	$347,732	$—	$—
Financing lease arrangements	11,737,694	3,801,801	7,935,893	—	—
Loans from shareholders	20,548,491	—	—	—	20,548,491
Loan from third party	2,234,398	2,234,398	—	—	—
Loan	1,301,376	1,130,492	170,884	—	—
Total	$36,401,512	$7,398,512	$8,454,509	$—	$20,548,491

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended June 30, 2026, 2025 and 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and Development, Patents and Licenses, Etc.

See “Item 4.B. Business Overview — Seaborne Pulping” for a description of our research and development arrangements, “Item 5.A. Operating Results — Operating Expenses — Research and development expenses” for our research and development expenses for each of the fiscal years ended June 30, 2026, 2025 and 2024, and “Item 4.D. Property, Plants, and Equipment — Intellectual Property”.

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

Credit Risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of June 30, 2026 and 2025, the aggregate amount of cash of $3,258,481 and $5,441,407, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash is held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $77,000) in aggregate per depositor. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our long-term loan. Our long-term loan bears interest at variable rate. Our future interest expenses may exceed expectations due to changes in market interest rates. Increased interest rates may have a material impact on our results of operations and financial condition. Historically, we incurred total interest expense amounted to $2.4 million and $1.9 million for the years ended June 30, 2026 and 2025, respectively. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of June 30, 2026, we had approximately total $1.3 million of long-term loan. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

Internal Control Over Financial Reporting

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim combined and consolidated financial statements will not be prevented or detected on a timely basis. In connection with the audits of our combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of June 30, 2026. The material weaknesses identified relate to (i) our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over the financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the concentration of management authority arising from the post-period-end resignation of our Chief Financial Officer, whose duties were temporarily assumed by our Chief Executive Officer (who also serves as Chair of the Board), due to the absence of a prior talent pipeline and succession planning, which creates a segregation-of-duties issue and increases the risk to our financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026 pursuant to Section 404(a) of the Sarbanes-Oxley Act and concluded that it was not effective due to the material weaknesses described above. Our independent registered public accounting firm has not performed an audit of our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.

To remediate the identified material weaknesses, we, with the review and approval of our Audit Committee, are in the process of implementing a number of measures to improve our internal controls over financial reporting, including, among others: (a) formalizing the engagement of an external U.S. GAAP technical accounting advisor as a compensatory control, under which all non-routine transactions, significant accounting estimates, changes in accounting policies, closing packages, and drafts of our SEC filings are independently reviewed by the advisor before submission; (b) enhancing the Audit Committee’s oversight during the transition period, under which all significant accounting estimates, complex transactions, and related party transactions are required to be reported directly to the Audit Committee, comprised of independent directors, for final review and approval; (c) hiring, including through a specialized financial executive search firm, additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, with the Audit Committee participating in the interviewing of shortlisted candidates for key financial reporting positions; (d) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, based on a skills gap assessment of our existing finance team; (e) creating a U.S. GAAP accounting policies and procedures manual, together with closing checklists, disclosure control matrices, and review and approval procedures, to be maintained, reviewed, and updated on a regular basis to the latest U.S. GAAP accounting standards; (f) developing and implementing a formal executive succession plan and talent pipeline for critical financial roles (including the Chief Financial Officer position) to mitigate risks associated with sudden vacancies and management concentration; and (g) conducting ongoing internal testing and validation of our remediation measures to ensure their operating effectiveness. We also plan to strengthen the oversight role of our audit committee and corporate governance. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our combined and consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Critical Accounting Estimates

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

Estimation on fair value of vessels

Vessels, totaling approximately $45.8 million as of June 30, 2026 and accounting for 83% of our total assets, are our most important operating assets. We review periodically for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. If this review determines that the amount recorded will not be recovered, the amount recorded for the asset group is reduced to its estimated fair value. These asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among other things, estimates of the timing and amount of future cash flows, expected useful lives of the assets, potential impact of future events, including changes in economic conditions and operating performance, and future costs of maintenance and improvements of the assets. If management uses different assumptions or if different conditions occur in future periods, the Company’s financial condition or its future operating results could be materially impacted. The Company has evaluated its long-lived assets for impairment and determined that there was no impairment for the years ended June 30, 2026, 2025 and 2024.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Combined and Consolidated Financial Statements.

ITEM 6-DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Muchun Zhu	42	Chief Executive Officer, Interim Chief Financial Officer and Chairwoman of the Board of Directors
Qingyuan Wang	49	Former Chief Financial Officer and Director (resigned on October 11, 2026)
Chan Kelvin Zhi Hong(1)	37	Independent Director
Lee Chee Wai(1)	48	Independent Director
Wong Khai Meng(1)	48	Independent Director

(1)	Appointed as independent director effective August 5, 2026, to hold office until the next annual general meeting of shareholders, at which such director will be eligible for re-election.

Biographical Information

Muchun Zhu, Chief Executive Officer and Chairwoman of the Board of Directors

Ms. Zhu has been serving as the chief executive officer and director and Chairwoman of the board of directors of Intercont since July 2023. Ms. Zhu has over ten years of work experience in finance and investing. Prior to working at Intercont, Ms. Zhu served as a managing director at Beijing Jiulichenwei Investment and Management Company from 2018 to 2023. From 2015 to 2018, Ms. Zhu served as the president and chief executive officer of Innovate Asset Management (Group) Co., Ltd. Ms. Zhu served as a senior investment adviser at Topsheen Shipping Group Limited from 2019 to 2020. Ms. Zhu obtained her bachelor’s degree in business administration from the University of Plymouth in 2005, and her master’s degree in finance and investment from the University of Exeter in 2006.

Qingyuan Wang, Former Chief Financial Officer and Director

Ms. Wang served as the chief financial officer and director of Intercont since September 2024 and resigned on October 11, 2026. Ms. Wang served as an Associate Financial Director and Senior Manager of Merck (China) Holding Co., Ltd. from June 2011 to December 2023. Ms. Wang served as a Finance Manager of the Shanghai branch of ThyssenKrupp (China) Investment Co., Ltd. from March 2005 to June 2011. Ms. Wang served as a Finance Manager of Beijing BDQN Technology Co., Ltd. from September 2001 to March 2005. From September 1999 to September 2001, Ms. Wang served as an accountant of Nanjing Dachang Hospital. Ms. Wang obtained her bachelor’s degree in accounting from Nanjing Economic College in 2002. Ms. Wang is a People’s Republic of China certified professional accountant and an International Certified Public Accountant.

Chan Kelvin Zhi Hong

Mr. Chan Kelvin Zhi Hong is a capital market and corporate development professional with over a decade of experience across public-company capital markets, corporate finance, strategic transactions, and cross-border business development. He holds a Bachelor of Arts with Second Class Honours (Lower Division) in International Business from the University of the West of England, awarded in February 2013, and a Bachelor of Business (Honours) in International Business from Taylor’s University, conferred in May 2013. Mr. Chan began his professional career in commercial banking, serving as a Relationship Executive at Citibank from October 2009 to January 2011 and later as a Financial Management Advisor at OCBC Bank from May 2013 to February 2014. His experience at these institutions included financial advisory, relationship management, and regulatory compliance. Since July 2014, he has served as a Corporate Development Analyst at Colour Face International Limited, where he oversees private-placement fundraising, the implementation, and strategic market expansion. Since 2018, Mr. Chan has held senior executive roles at Powerbridge Technologies Co., Ltd., formerly listed on Nasdaq under the symbol PBTS, and, following an ownership change and corporate restructuring in January 2024, at X3 Holdings Co., Ltd. (Nasdaq: XTKG). He initially managed capital markets and international business development for the company’s China-based enterprise software operations and subsequently served as Senior Executive of Capital Markets and Corporate Development as the company relocated its headquarters to Singapore and expanded into AI- and blockchain-related businesses.

Lee Chee Wai

Mr. Lee Chee Wai is a Malaysian technology executive and entrepreneur with more than 20 years of leadership experience in enterprise technology, artificial intelligence (AI), intelligent security, robotics, office automation, and digital transformation. During the past five years, Mr. Lee has continued to serve as the Managing Director of Intelligent Artificial Sdn Bhd (2006 – Present), where he leads company’s strategy, business development, technology innovation, executive leadership, and strategic partnerships. The company provides AI solutions, intelligent security systems, and robotics solutions for commercial applications. Mr. Lee has also continued to serve as the Managing Director of IBL Solution (M) Sdn Bhd (2010 – Present), where he oversees enterprise technology solutions, managed print services, document management, intelligent security integration, customer relationship management, and operational oversight. Since 2025, Mr. Lee has been a founding team member of Vouza.AI, an early-stage artificial intelligence venture currently in the pre-incorporation stage. The venture is focused on the development of AI Agents, Large Language Models (LLMs), enterprise AI automation, and intelligent business solutions. Mr. Lee is currently enrolled in the Post Graduate Program in Artificial Intelligence and Machine Learning: Business Applications (PGP-AIML) offered by the McCombs School of Business at The University of Texas at Austin in collaboration with Great Learning, to strengthen his expertise in artificial intelligence, machine learning, and enterprise AI applications. Mr. Lee also holds a Diploma in Computer Studies from Informatics Computer School, Singapore, validated by the University of Cambridge Local Examinations Syndicate, awarded in April 1999.

Wong Khai Meng

Mr. Wong Khai Meng has more than 20 years of experience in accounting, finance, corporate management, business advisory, mergers and acquisitions and fundraising, and has served as a director and committee member of listed companies. Mr. Wong began his career at Commerce Trust Berhad in 2000, where he gained experience in marketing unit trust products to banks and financial institutions. In 2001, he joined Jaymuda Group as a management trainee and gained experience in the accounting, finance, marketing, sales and information technology functions of a property development company. In 2004, he joined Cheng & Co. as branch manager of its Batu Pahat office. From 2010 to 2015, he served as chief operating officer of CC International Berhad, where he managed group operations, including human resources, management information systems, finance, customer service and business development. From January 2016 to 2025, he served as its chief executive officer. During his tenure, the company was listed on the LEAP Market of Bursa Malaysia. He has also been involved in more than 30 mergers and acquisitions of professional services firms in Malaysia, Australia and Singapore and has advised startups and small and medium-sized enterprises on financial management, business growth and technology adoption. Mr. Wong served as an independent non-executive director of a listed technology company from 2009 to 2011. On May 12, 2020, he was appointed as a non-executive independent director of YGL Convergence Berhad. He served as a member of its Audit and Risk Management Committee and Remuneration Committee and as chairman of its Nominating Committee. Mr. Wong received a Bachelor of Arts in Economic and Social Studies (Accounting and Finance) from the University of Manchester in 2000. He was admitted as a Chartered Accountant and member of the Malaysian Institute of Accountants on January 31, 2008. His curriculum vitae also identifies him as a Certified Financial Planner with the Financial Planning Association of Malaysia.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2026, we paid an aggregate of $371,506.50 in cash compensation and did not grant any shares to our directors and executive officers. For the fiscal year ended June 30, 2025, we paid an aggregate of $22,625.93 in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Incentive Compensation

Other than disclosed below, we do not maintain any cash incentive or bonus programs and did not maintain any such programs during the years ended June 30, 2026 and 2025.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors, including former directors, and our executive officers during the year ended June 30, 2026 and 2025. Both Muchun Zhu and Dahong Li have agreed to defer to receive the payment of the accrued compensation from the Company. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Name and Principal Position	Fiscal Year	Salary		Bonus	Share Awards	All Other Compensation	Total
		($)		($)	($)	($)	($)
Muchun Zhu	2026	$97,070.00	(1)	$—	—	—	$97,070.00
	2025	$0.00		$—	—	—	$0.00

Qingyuan Wang	2026	$105,733.31	(2)	$—	—	—	$105,733.31
	2025	$22,625.93		$—	—	—	$22,625.93
							—
Michael Schumann	2026	$108,452.05	(3)	$—	—	—	$108,452.05
(Former Director)	2025	0.00		$—	—	—	$0.00
							—
Dahong Li	2026	$0.00		$—	—	—	$0.00
(Former Director)	2025	$0.00		$—	—	—	$0.00

Yuanmei Ma	2026	$60,251.14	(4)	$—	—	—	$60,251.14
(Former Director)	2025	$0.00		$—	—	—	$0.00

(1)	During fiscal year 2026, the actual cash compensation paid to Ms. Muchun Zhu was US$97,070.00. Of this amount, US$97,070.00 was applied to settle prior-period (2025 and before) unpaid compensation.
(2)	During fiscal year 2026, the actual cash compensation paid to Ms. Qingyuan Wang was US$105,733.31. Of this amount, US$37,202.47 was applied to settle prior-period (2025 and before) unpaid compensation, and the remaining US$68,530.84 was attributable to the current period (2026).
(3)	During fiscal year 2026, the actual cash compensation paid to Mr. Michael Schumann was US$108,452.05. Of this amount, US$68,301.37 was applied to settle prior-period unpaid compensation, and the remaining US$40,150.68 was attributable to the current period.
(4)	During fiscal year 2026, the actual cash compensation paid to Ms. Yuanmei Ma was US$60,251.14. Of this amount, US$37,945.21 was applied to settle prior-period unpaid compensation, and the remaining US$22,305.93 was attributable to the current period.

C. Board Practices

Board of Directors

Intercont’s board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Following the board changes on August 5, 2026, the audit committee consists of Chan Kelvin Zhi Hong, Lee Chee Wai and Wong Khai Meng, with Mr. Wong as chair, and the board of directors has determined that Mr. Chan qualifies as an “audit committee financial expert” as defined by the applicable rules of SEC; the compensation committee consists of Chan Kelvin Zhi Hong, Lee Chee Wai and Wong Khai Meng, with Chan Kelvin Zhi Hong as chair. Each committee member will be appointed by the board of directors and will serve until his or her successor is elected and qualified, unless he or she is removed or resigns earlier.

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

Intercont has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information B. Amended and Restated Memorandum and Articles of Association — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

Insider Participation Concerning Executive Compensation

Interested Transactions

Following a declaration being made pursuant to Article 111 of Intercont’s currently effective amended and restated memorandum and articles of association, subject to the rules of Nasdaq and any separate requirement for audit committee approval under applicable law or the rules and regulations of Nasdaq, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Ms. Muchun Zhu, our chairwoman, chief executive officer, and interim chief financial officer, through Beverly Holding Limited and Eascor Holding Limited, holds all of our issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share carries 100 votes. Ms. Zhu was interested in the subscription agreements between Intercont and Beverly Holding Limited for the issuance of Class B Ordinary Shares at US$0.40 per share, which closed on September 25, 2026.

D. Employees

As of June 30, 2026, 2025 and 2024, Intercont had 26, 24 and 19 employees, respectively. The following table sets forth the breakdown of our employees including appointed directors and officers as of June 30, 2026 by function:

Functions	Number
Key Management	2
Vessel Operating Team	13
Accounting, Research and Development and Administration Team	11
Total	26

As of June 30, 2026, 24 employees were based in mainland China and 2 employees were based in Singapore.

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

The calculations in the table below are based on 18,118,524.04 Ordinary Shares, including (1) 16,286,926 Class A Ordinary Shares and (2) 1,831,598.04 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, including Class B Ordinary Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Except as otherwise indicated in the table below, addresses of Intercont’s directors, executive officers and named beneficial owners are in care of Intercont (Cayman) Limited, 39 OCEAN DRIVE, SINGAPORE, Singapore, 098187, Tel: +65 88182399.

	Ordinary Shares Beneficially Owned As of the Date of Annual Report
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
	Number	Number	%	%
Directors and Executive Officers:
Muchun Zhu(2)(3)(4)	—	1,831,598.04	10.11%	91.83%
Chan Kelvin Zhi Hong	—	—	—	—
Lee Chee Wai	—	—	—	—
Wong Khai Meng	—	—	—	—
Principal Shareholders:
Beverly Holding Limited(4)(5)	—	1,795,249.72	9.91%	90.01%
All directors and executive officers as a group (four individuals)	—	1,831,598.04	10.11%	91.83%

(1)	Percentage is calculated based on 16,286,926 Class A Ordinary Shares and 1,831,598.04 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

(2)	Percentage of aggregate voting power represents voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 100 votes per share on all matters subject to a vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder. On September 10, 2026, the Company and Beverly Holding Limited, a company wholly owned by our chairwoman of the board of directors, chief executive officer and interim chief financial officer, Ms. Muchun Zhu, terminated the subscription agreement dated June 4, 2026. Pursuant to a new subscription agreement dated September 7, 2026, Beverly Holding Limited subscribed for 1,625,000 Class B Ordinary Shares at a purchase price of $0.40 per share, or $650,000 in the aggregate. Such Class B Ordinary Shares were issued on September 25, 2026 and are reflected in the table above.

(3)	The address of Muchun Zhu is 39 Ocean Drive, Singapore 098187.

(4)	Includes 1,795,249.72 shares of Class B Ordinary Shares owned by Beverly Holding Limited, and 36,348.32 shares of Class B Ordinary Shares owned by Eascor Holding Limited, each an entity 100% owned by Muchun Zhu.

(5)	The registered address of Beverly Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

Ms. Muchun Zhu, through Beverly Holding Limited and Eascor Holding Limited, holds all of our outstanding Class B Ordinary Shares, representing approximately 91.8% of our total voting power, and controls our company. To our knowledge, other than Ms. Zhu, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of the date of this annual report, Intercont’s directors and executive officers held no options to purchase the Company’s ordinary shares, nor any restricted shares.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended June 30, 2026, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

As of the date of this annual report, there were 10 holders of record entered in our Class A Ordinary Share register and 2 holders of record entered in our Class B Ordinary Share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to 100 votes per share. As of the date of this annual report, Ms. Muchun Zhu, through Beverly Holding Limited and Eascor Holding Limited, holds all of our outstanding Class B Ordinary Shares, representing approximately 91.8% of our total voting power, and controls our company. Our other major shareholders do not have different voting rights.

b. Related Party Transactions

The Group records transactions with various related parties. These related parties’ balances as of June 30, 2026, 2025 and 2024 and transactions for the years ended June 30, 2026, 2025, and 2024 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Muchun Zhu	Company’s Chief Executive Officer
Mr. Shoucheng Lei	A shareholder of the Group
Ocean Master Worldwide Corporation	Controlled by Mr. Shoucheng Lei, Ms. Luan Chen and Mr. Jun Li, shareholders of the Group
Rui Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Limited	Related to Mr. Dong Zhang
Topsheen Shipping Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Topsheen Bulk Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Xun Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Group Limited	Controlled by Mr. Shoucheng Lei
Nanjing Top Confidence Marine Management Co., Ltd	Controlled by Mr. Shoucheng Lei
Mei Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Tong Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Keen Best Shipping Co Limited	Controlled by Ocean Master Worldwide Corporation
Mr. Dong Zhang	Family member of Mr. Jun Li
Mr. Qing Xu	Family member of Ms. Luan Chen
Top Corporation Shipping Limited	Controlled by Ocean Master Worldwide Corporation
Crown Grace Shipping Pte Ltd	Controlled by Ocean Master Worldwide Corporation
Great Crown Shipping Pte Ltd	Controlled by Ocean Master Worldwide Corporation

(2) Accounts receivable-related party

	As of June 30, 2026	As of June 30, 2025
Topsheen Shipping Singapore Pte. Ltd. (1)	$—	$616,279
Tong Da Shipping Co. Limited(2)	—	143,277
Mei Da Shipping Co. Limited(2)	—	159,638
Keen Best Shipping Co Limited(2)	84,740	99,121
Total	$84,740	$1,018,315

(1)	The balance mainly represented consideration for time charter accounts receivable from Topsheen Shipping Singapore Pte. Ltd, which was collected in current period.

(2)	The balance represents the accrued management fees from related parties for vessel management services, which was partially collected in current period. The remaining balance was collected on July 16, 2026.

(3) Contract liabilities-related party

	As of June 30, 2026	As of June 30, 2025
Topsheen Shipping Singapore Pte. Ltd.(1)	$614,819	$433,125

(1)	The balance represents the advance charter hire payments from Topsheen Shipping Singapore Pte. Ltd.

(4) Due from related parties

As of June 30, 2026 and 2025, the balances due from related parties were as follows:

	As of June 30, 2026	As of June 30, 2025
Topsheen Shipping Singapore Pte. Ltd(1)	$—	$331,948
Crown Grace Shipping Pte Ltd. (2)	96,345	—
Great Crown Shipping Pte Ltd. (2)	90,048	—
Muchun Zhu(2)	18,840	—
Total	$205,233	$331,948

(1)	The balance represents the outstanding bunker receivable from Topsheen Shipping Singapore Pte. Ltd for time charter service provided by the Group.

(2)	The balance represents interest-free advances to related parties for business-related disbursements. The remaining balance was collected on July 16, 2026.

(5) Due to related parties

As of June 30, 2026 and 2025, the balances due to related parties were as follows:

	As of June 30, 2026	As of June 30, 2025
Topsheen Shipping Group Limited(1)	$48,778	$36,584
Nanjing Top Confidence Marine Management Co., Ltd(1)	8,543	14,381
Due to shareholder and affiliate(2)	20,548,491	24,490,720
Ocean Master Worldwide Corporation	11,546	11,546
Total	$20,617,358	$24,553,231

(1)	The balances mainly represented the expenses paid on behalf of the Group.

(2)	The balances mainly represented non-interest-bearing loans from Mr. Shoucheng Lei which are due on demand. During the year ended June 30, 2026, the Group repaid $4,000,000 of these loans to Mr. Shoucheng Lei.

(6) Services provided to related parties

	For the year ended June 30, 2026	For the year ended June 30, 2025	For the year ended June 30, 2024
Topsheen Shipping Singapore Pte. Ltd. (Time charter revenue and Vessel management services revenue)	$17,092,647	$18,682,031	$12,281,701
Mei Da Shipping Co. Limited (Vessel management services revenue)	1,429,768	1,481,220	1,565,711
Tong Da Shipping Co. Limited (Vessel management services revenue)	1,446,758	1,457,911	1,492,521
Topsheen Bulk Singapore Pte Ltd (Time charter revenue)	—	624,337	—
Great Crown Shipping Pte Ltd (Vessel management services revenue)	546,272	—	—
Crown Grace Shipping Pte Ltd (Vessel management services revenue)	388,501	—	—
Keen Best Shipping Co Limited (Vessel management services revenue)	1,003,082	1,128,998	974,963
Total	$21,907,028	$23,374,497	$16,314,896

For the years ended June 30, 2026, 2025 and 2024, the Group provided time charter service and vessel management services to the related parties. These numbers have been included in the revenue of the combined and consolidated statements of (loss) income.

(7) Financing lease from a related party

For the years ended June 30, 2026, 2025 and 2024, the Group has financing leases from a related party.

(8) Short-term office lease expense from a related party

	For the year ended June 30, 2026	For the year ended June 30, 2025	For the year ended June 30, 2024
Mr. Dong Zhang	$28,234	$27,684	$27,443

These numbers have been included in the General and administrative expenses of the combined and consolidated statements of (loss) income.

(9) General and administrative expenses shared with a related party

	For the year ended June 30, 2026	For the year ended June 30, 2025	For the year ended June 30, 2024
Topsheen Shipping Group Limited	$101,014	$92,581	$108,353

(10) Guarantee by a related party

As of June 30, 2026 and 2025, long-term loan totaling $1,288,473 and $2,908,945, respectively, was guaranteed by Topsheen Shipping Singapore Pte. Ltd., shareholders and affiliates.

(11) Subscriptions for Class B Ordinary Shares by an entity controlled by our Chief Executive Officer

On June 4, 2026, we entered into a subscription agreement with Beverly Holding Limited, a company wholly owned by Ms. Muchun Zhu, our Chief Executive Officer, for 650,000 Class B Ordinary Shares at US$3.00 per share, or US$1.95 million in aggregate. On September 7, 2026, we entered into a new subscription agreement with Beverly Holding Limited for 1,625,000 Class B Ordinary Shares at US$0.40 per share, or US$650,000 in aggregate, and on September 10, 2026, the parties terminated the June 4 agreement before closing. The new subscription closed on September 25, 2026.

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

Dividend Policy

To date, we have not paid any cash dividends on our ordinary shares, nor do we anticipate paying any cash dividends in the foreseeable future. During the fiscal year ended June 30, 2024, certain of our Hong Kong subsidiaries declared and paid dividends in an aggregate amount of US$11.8 million to their original shareholders. No dividends were declared or paid by Intercont or its subsidiaries during the fiscal years ended June 30, 2025, and 2026. Certain present or future agreements may limit or prevent the payment of dividends on our ordinary shares. Additionally, our cash held in countries outside the United States may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends. Please refer to the discussion in “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

b.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

ITEM 9-THE OFFER AND LISTING

a.	Offer and Listing Details

Our Class A Ordinary Shares are listed and traded on Nasdaq under the ticker symbol “NCT,” under which Intercont’s Class A Ordinary Shares have traded since Intercont’s initial public offering on March 28, 2025.

b.	Plan of Distribution

Not Applicable.

c.	Markets

Intercont’s Class A Ordinary Shares are traded on the Nasdaq Capital Market under the ticker symbol “NCT.”

d.	Selling Shareholders

Not Applicable.

e.	Dilution

Not Applicable.

f.	Expenses of the Issue

Not Applicable.

ITEM 10-ADDITIONAL INFORMATION

a.	Share Capital

Not Applicable.

b.	Amended and Restated Memorandum and Articles of Association

Intercont is currently governed by its third amended and restated memorandum and articles of association adopted by special resolution on June 5, 2026 (the “Amended M&A”). Intercont held a meeting of holders of Class A Ordinary Shares and an extraordinary general meeting on June 5, 2026 to adopt, amongst other things, the Amended M&A. The following are summaries of material provisions of the Amended M&A and of the Companies Act, insofar as they relate to the material terms of Intercont’s Class A Ordinary Shares and Class B Ordinary Shares.

Objects of Intercont. Under Intercont’s Amended M&A, the objects of Intercont are unrestricted, and Intercont is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form, and are issued when registered in our register of members. A shareholder is only entitled to a share certificate if the board of directors resolves that share certificates shall be issued and the shareholder requests a share certificate in writing from us. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares and Class B Ordinary Shares. We may not issue shares to bearer.

Every share certificate of the Company shall bear legends required by the applicable laws, including the Securities Act and the Exchange Act.

Subject to the provisions of the Companies Act and our Amended M&A, all unissued shares are under the control of the directors, who may, in their absolute discretion and without the approval of the shareholders, issue, allot and dispose of shares (including preferred shares), grant rights over shares or other securities in one or more classes or series with such designations, powers, preferences, privileges and other rights (including dividend, voting, conversion, redemption and liquidation rights) as they determine, which may be greater than those attaching to the then issued shares, and grant options and issue warrants or similar instruments with respect to shares. No share may be issued at a discount except in accordance with the provisions of the Companies Act.

Dividends. The holders of Intercont’s Ordinary Shares are entitled to such dividends as may be declared by Intercont’s board of directors. Intercont’s Amended M&A provide that dividends may be declared and paid out of the funds of Intercont lawfully available therefor. Under the laws of the Cayman Islands, Intercont may pay a dividend out of profit or share premium account or other funds legally available for distribution; provided that in no circumstances may a dividend be paid out of Intercont’s share premium account if this would result in Intercont being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is proposed to be paid.

Voting Rights. At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll (before or on the declaration of the results of the show of hands) is demanded by:

●	the chairman of the meeting; or

●	one or more shareholder(s) present in person or by proxy entitled to vote.

Intercont’s current Amended M&A provide that on a show of hands, every shareholder present in person or by proxy (or, in the case of a corporation, by its duly authorized representative) shall have one vote and on a poll every such shareholder shall have one vote for each Class A Ordinary Share and one hundred (100) votes for each Class B Ordinary Share of which he is the holder. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all resolutions submitted on a vote by the shareholders. Vote may be given either personally or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters including but not limited to a change of name, making changes to Intercont’s memorandum and articles of association and a reduction of Intercont’s share capital. Intercont’s shareholders may, among other things, divide or consolidate their shares by ordinary resolution.

Conversion Rights. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Class B Ordinary Shares are convertible, at the option of the holder thereof, into Class A Ordinary Shares on a one-to-one basis. Subject to our Amended M&A, upon any transfer or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares on a one-to-one basis.

Alteration of Share Capital. We may from time to time by ordinary resolution of shareholders increase the share capital by such sum, to be divided into shares of such classes or series and amounts, as the resolution shall prescribe. Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

●	consolidate and divide all or any of our share capital into shares of lesser or larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide our existing shares or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce the Company’s share capital and any capital redemption reserve in any manner, authorized and with consent required by the Cayman Companies Act.

General Meetings of Shareholders. As a Cayman Islands exempted company, Intercont is not obliged by the Companies Act to call shareholders’ annual general meetings under the laws of the Cayman Islands. Intercont’s Amended M&A provide that Intercont may (but shall not be obliged to), in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by Intercont’s directors. A shareholder who is entitled to participate in any specific or general meeting of the Company, may participate by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Intercont’s Amended M&A provide that upon the requisition of any one or more of Intercont’s shareholders which hold not less than 10% of the paid up voting share capital of Intercont, Intercont’s board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, Intercont’s Amended M&A do not provide Intercont’s shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Transfer of Class B Ordinary Shares will be subject to restrictions as mentioned in the “Conversion Rights” above. Liquidation. If Intercont shall be wound up, the liquidator, with the sanction of an ordinary resolution or any other sanction required by the Companies Act, divide amongst of Intercont in specie the whole or any part of the assets of Intercont (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out between the shareholders or different classs or series of shares. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

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

Redemption, Repurchase and Surrender of Shares. Subject to the Companies Act and Intercont’s Amended M&A, Intercont may issue shares on terms that such shares are subject to redemption, at Intercont’s option or at the option of the holders of these shares, on such terms and in such manner as may be determined by either its board of directors or by special resolutions. Intercont may also repurchase any of its shares on such terms and in such manner as have been approved by its board of directors or by ordinary resolutions, or are otherwise authorized by Intercont’s Amended M&A. Under the Companies Act, the redemption or repurchase of any share may be paid out of Intercont’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if Intercont can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, Intercont may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of Intercont is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class and the articles of association of the Company, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series, or with the sanction of a resolution passed by a majority of two-thirds of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series. The special rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially varied by the creation, allotment or issue of further shares ranking pari passu therewith or subsequent to them or the redemption or purchase of any share of any class by the Company. The rights attached to or otherwise conferred upon the holders of the shares of any class shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights in accordance with the Amended M&A.

Issuance of Additional Shares. Intercont’s Amended M&A authorizes its board of directors to issue additional Ordinary Shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Intercont’s Amended M&A also authorizes its board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series.

Intercont’s board of directors may issue preference shares without action by Intercont’s shareholders to the extent of available authorized but unissued preference shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of Intercont’s Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of Intercont’s register of members or its corporate records. Intercont’s Amended M&A provide that no shareholder (not being a director) shall have any right of inspecting any account or book or document of Intercont except as conferred by law, the stock exchange rules or authorized by the directors or by ordinary resolution.

Anti-Takeover Provisions. Some provisions of Intercont’s Amended M&A may discourage, delay or prevent a change of control of Intercont or management that shareholders may consider favorable, including provisions that:

●	authorize Intercont’s board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by Intercont’s shareholders to the extent of available authorized but unissued preference shares;

●	provide for a dual-class share structure under which each Class B Ordinary Share is entitled to one hundred (100) votes and each Class A Ordinary Share is entitled to one (1) vote, with all issued and outstanding Class B Ordinary Shares held by entities controlled by Ms. Muchun Zhu, our chairwoman and chief executive officer, which concentrates voting control and could discourage, delay or prevent a change of control of Intercont; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. Intercont is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

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

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Intercont’s memorandum and articles of association provide that Intercont shall indemnify its directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of Intercont’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning Intercont or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Removal of Directors. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Intercont’s amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of Intercont’s shareholders. Under Intercont’s amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from Intercont’s board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office by ordinary resolution.

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

Variation of Rights of Shares. Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Intercont’s amended and restated articles of association, the rights attached to any clas or series of shares may only be materially adversely varied or abrogated with the consent in writing of the holders of two-thirds of the issued shares of that class or series, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series. The rights of any class are not deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with them or of shares with preferred or other rights.

Amendment of Governing Documents. Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and Intercont’s memorandum and articles of association, Intercont’s memorandum and articles of association may only be amended with a special resolution of Intercont’s shareholders, save that certain alterations to Intercont’s share capital (including an increase, consolidation or subdivision of share capital) may be effected by ordinary resolution.

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

Except as described below or in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding the date of this annual report.

Entry into Several Service or Consulting Agreements. On July 10, 2025, the Company entered into a consulting agreement with JA CAPITAL IN NY L.L.C. to enhance its U.S. capital market branding and investor communications with a twelve-month service period. Full payment of $600,000 was made on September 18, 2025. On July 12, 2025, the Company entered into a financial advisory agreement with Atlas Capital Strategies LLC to optimize capital structure and support financing and M&A strategies with a twelve-month service period. Full payment of $1,317,000 was made on September 18, 2025. On September 22, 2025, the Company entered into a consulting agreement with Atlas Harbor Investment Limited for comprehensive advisory services including market analysis, regulatory assessment, and business development support with a twelve-month service period. Full payment of $2,057,000 was made on September 29, 2025.

White Lion Purchase Agreement. On August 20, 2025, we entered into a share purchase agreement (the “White Lion Purchase Agreement”) with White Lion Capital, LLC (“White Lion”), pursuant to which White Lion committed to purchase our Class A Ordinary Shares with an aggregate gross purchase price of up to $10,000,000, from time to time during a commitment period ending on the earlier of the date on which White Lion has purchased shares equal to the commitment amount or the later of the 18-month anniversary of August 20, 2025 or the first closing. The commitment amount may be increased to up to $30,000,000 by mutual written consent. In connection with the White Lion Purchase Agreement, we entered into a registration rights agreement with White Lion, pursuant to which we registered the resale of the Class A Ordinary Shares issuable under the facility. During the fiscal year ended June 30, 2026, we issued an aggregate of 5,960 Class A Ordinary Shares (including 80 commitment shares) to White Lion for total net proceeds of $405,245.

Streeterville Purchase Agreement. On April 30, 2026, we entered into a Payoff Acknowledgment and Termination Agreement with Streeterville Capital LLC (“Streeterville”), pursuant to which we terminated the securities purchase agreement (the “Streeterville Purchase Agreement”) that we have entered with Streeterville on September 4, 2025. Under the Streeterville Purchase Agreement, Streeterville agreed to purchase from us one or more pre-paid purchases in an aggregate purchase amount of up to $10,000,000 for the purchase of Class A Ordinary Shares. At the closing on September 9, 2025, we issued 137 Ordinary Shares (which were re-designated as Class A Ordinary Shares in January 2026) to Streeterville as a commitment fee and 4,088 Class A Ordinary Shares as pre-delivery shares. We received net proceeds of $2,000,000 under an initial pre-paid purchase in the principal amount of $2,175,000 on September 10, 2025, and net proceeds of $500,000 under a second pre-paid purchase in the principal amount of $540,000 on January 13, 2026.

Patent Assignment Agreement. On November 13, 2025, we entered into a patent assignment agreement with Jiangsu Xinsihui Marine Technology Limited Co., under which Xinsihui agreed to assign to us all of its patents and patent applications, including associated rights, relating to the pulping factory ship project.

July 2026 Offering. On July 6, 2026, we entered into securities purchase agreements with certain investors, pursuant to which we sold an aggregate of 320,000 units at a public offering price of $19.75 per unit, each unit consisting of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share (each, a “Warrant”), in a public offering pursuant to our registration statement on Form F-1 (File No. 333-296585). Each Warrant has an exercise price of $21.725 per Class A Ordinary Share, is exercisable from issuance and expires six months from issuance, and permits exercise at a zero exercise price, with two Class A Ordinary Shares issuable per Warrant under such option, entitling the holders to receive up to 640,000 Class A Ordinary Shares in the aggregate. The offering closed on July 8, 2026, with gross proceeds of approximately $6.32 million. On July 6, 2026, we also entered into a placement agency agreement with Prime Number Capital, LLC, as sole placement agent, providing for a cash fee of 5.0% of gross proceeds, a 1.0% non-accountable expense allowance and expense reimbursement of up to $100,000.

Class B Subscription Agreements. On June 4, 2026, we entered into a subscription agreement with Beverly Holding Limited (“Beverly Holding”), an entity controlled by Ms. Muchun Zhu, our chief executive officer and chairwoman, pursuant to which Beverly Holding agreed to subscribe for 650,000 Class B Ordinary Shares. On September 10, 2026, we and Beverly Holding mutually terminated such subscription agreement, and no shares were issued thereunder. On September 7, 2026, we entered into a new subscription agreement with Beverly Holding, pursuant to which Beverly Holding agreed to subscribe for 1,625,000 Class B Ordinary Shares at $0.40 per share, for an aggregate subscription price of $650,000. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

October Securities Purchase Agreements. On October 21, 2026, we entered into a securities purchase agreement (each, an “SPA”) with each of 21 investors (the “Investors”). Under the SPAs, the Investors agreed to purchase from us an aggregate of 15,000,000 Class A Ordinary Shares at a negotiated fixed price of US$1.30 per share, for an aggregate purchase price of US$19,500,000. The sale is a registered direct offering under our shelf registration statement on Form F-3 (File No. 333-298338). No placement agent or underwriter was engaged. Under the SPAs, the shares are issued to Investors at the closing on October 26, 2026 (the “Closing Date”). In return, each Investor has promised to pay its purchase price in full, without interest, within three (3) months after the Closing Date. We may instruct our transfer agent to place a restrictive legend on the shares, which prohibits their transfer until the purchase price has been paid in full.

d.	Exchange Controls

Currently, none of Hong Kong, Singapore, the Cayman Islands, or the British Virgin Islands has foreign exchange control restrictions or other restrictions on the import or export of capital, or restrictions that may affect the remittance of dividends, interest or other payments to nonresident holders of Intercont’s Class A Ordinary Shares.

e.	Taxation

The following summary of the material Cayman Islands, British Virgin Islands, Hong Kong S.A.R., and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

No stamp duty is payable in the Cayman Islands on the issue of shares by, or on an instrument of transfer in respect of a share in, a Cayman Islands exempted company, except those which hold interests in land in the Cayman Islands.

Payments of dividends and capital in respect of Intercont’s Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Intercont’s Class A Ordinary Shares, nor will gains derived from the disposal of Intercont’s Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The taxation of income and capital gains of holders of Intercont’s Class A Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Intercont’s Class A Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Intercont’s Class A Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Intercont’s Class A Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the U.S.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as Intercont’s Class A Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the standard rate of 16.5% on corporations, and at the standard rate of 15% on unincorporated businesses and individuals (where relevant, subject to deductions, exemptions, concessions, reliefs or other rules such as two-tiered rates which may be applicable when conditions are met). Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Intercont’s Class A Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

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

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Class A Ordinary Shares whose death occurs on or after February 11, 2006.

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of Intercont’s Class A Ordinary Shares by a U.S. Holder, as defined below, that acquires Intercont’s Class A Ordinary Shares in Intercont’s initial public offering and holds such shares as “capital assets” (generally, property held for investment) for federal income tax purposes. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions all as of the date hereof, which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans and tax qualified retirement plans, tax-exempt organizations (including private foundations)), persons who do not hold Intercont’s Class A Ordinary Shares as capital assets, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of Intercont’s voting shares, investors that hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal estate and gift tax, any state, local, or non-U.S. income tax, the alternative minimum tax, or the Medicare tax considerations of holding Intercont’s Class A Ordinary Shares. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in Intercont’s Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Intercont’s Class A Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Intercont’s Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of partnerships holding Intercont’s Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in Intercont’s Class A Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Intercont’s Class A Ordinary Shares as capital assets. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of Intercont’s Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Intercont’s Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Pursuant to the IRS guidance, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as Intercont’s are expected to be. Even if dividends would otherwise be treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder will not be eligible for reduced rates of taxation if such U.S. Holder does not hold the share for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Intercont’s Class A Ordinary Shares, including the effect of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in Intercont’s Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For that purpose, dividends from a 25% or more owned subsidiary engaged in a trade or business will be and only be treated as passive to the extent that the subsidiary itself has passive income. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of Intercont’s Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the initial public offering) on any particular quarterly testing date for purposes of the asset test.

The application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC. We will make a separate determination following the end of each tax year as to whether we are a PFIC. Depending on the amount of cash we raise in the initial public offering, together with any other assets held for the production of passive income, it is possible that, for our 2026 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. The determination of whether we will be classified as a PFIC is made annually and may involve facts that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or any “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

If you do not make a timely “mark-to-market” election (as described below), and if we are a PFIC at any time during the period you hold Intercont’s Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in Intercont’s Class A Ordinary Shares for tax purposes.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year, however, such ordinary loss is allowable only to the extent of any mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Class A Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed any mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Intercont’s Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities, on at least 20 days during the taxable year (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

We do not currently intend to prepare or provide information necessary to allow you to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Intercont’s Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to Intercont’s Class A Ordinary Shares and proceeds from the sale, exchange or redemption of Intercont’s Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Certain U.S. Holders are required to report information relating to Intercont’s Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

f.	Dividends and Paying Agents

Not Applicable.

g.	Statement by Experts

Not Applicable.

h.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is October 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements.

i.	Subsidiary Information

See “Item 4. Information on the Company - C. Organizational Structure” for information about our subsidiaries.

j.	Annual Report to Security Holders

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

Credit Risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of June 30, 2026, and 2025, the aggregate amount of cash of $3,258,481 and $5,441,407, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash is held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $77,000) in aggregate per depositor. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our long-term loan. Our long-term loan bears interest at variable rate. Our future interest expenses may exceed expectations due to changes in market interest rates. Increased interest rates may have a material impact on our results of operations and financial condition. Historically, we incurred total interest expense amounted to $2.4 million and $1.9 million for the years ended June 30, 2026 and 2025, respectively. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of June 30, 2026, we had approximately total $1.3 million of long-term loan. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

ITEM 12-DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

a.	Debt Securities

Not Applicable.

b.	Warrants and Rights

Not Applicable.

c.	Other Securities

Not Applicable.

d.	American Depositary Shares

Not Applicable.

PART II

ITEM 13-DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14-MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.

On January 26, 2026, at an extraordinary general meeting, our shareholders approved, among other things: (i) the re-designation and re-classification of 5,164,951 of our issued ordinary shares, held by Eascor Holding Limited and Beverly Holding Limited, as Class B Ordinary Shares, each entitled to thirty (30) votes, and of the remaining 25,319,350 issued ordinary shares as Class A Ordinary Shares, each entitled to one (1) vote; (ii) an increase of our authorized share capital from US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each to US$100,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0001 each; and (iii) the adoption of our second amended and restated memorandum and articles of association reflecting the foregoing. On April 2, 2026, we effected a 25-for-1 reverse split of our issued and unissued ordinary shares of both classes, following which our authorized share capital consisted of 40,000,000 ordinary shares and the par value of our shares increased from US$0.0001 to US$0.0025 per share. On June 5, 2026, at a meeting of holders of Class A Ordinary Shares and an extraordinary general meeting, our shareholders approved the adoption of our third amended and restated memorandum and articles of association, pursuant to which, among other things: (i) each Class B Ordinary Share is entitled to one hundred (100) votes; (ii) our authorized share capital was increased to US$250,000,000.00 divided into 100,000,000,000 ordinary shares of a par value of US$0.0025 each, comprising 80,000,000,000 Class A Ordinary Shares and 20,000,000,000 Class B Ordinary Shares; and (iii) our board of directors was authorized to effect one or more further consolidations of the authorized issued and unissued Class A Ordinary Shares at a ratio of no less than one-for-two and no greater than one-for-one thousand, with the par value per Class A Ordinary Share increasing by the applicable ratio, at such time and at such ratio as the board may determine within five years of the shareholder approval. On September 17, 2026, we effected a further 25-for-1 consolidation (reverse split) of our issued and unissued Class A Ordinary Shares pursuant to such authorization, following which the par value of the Class A Ordinary Shares increased to US$0.0625 per share. The holders of Class A Ordinary Shares separately approved the changes effected in June 2026 at a meeting of that class held on June 5, 2026. These actions modified the rights of the holders of the class of securities registered under Section 12(b) of the Exchange Act, including by reducing the relative voting power of the Class A Ordinary Shares. The share numbers and par values in this paragraph are presented as of the dates of the respective resolutions and have not been retroactively adjusted for subsequent share consolidations.

B.

The increase in the voting rights of each Class B Ordinary Share from 30 to 100 votes on June 5, 2026, and the issuance of 1,625,000 Class B Ordinary Shares to Beverly Holding Limited on September 25, 2026, materially limited the voting rights of holders of our Class A Ordinary Shares.

C.

Not Applicable.

D.

Not Applicable.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-282394), as amended, which was declared effective by the SEC on March 27, 2025, for Intercont’s initial public offering, which was closed on March 31, 2025. Intercont issued and sold an aggregate of 2,400 ordinary shares (1,500,000 ordinary shares prior to the share consolidations effected in April and September 2026), at a price of $4,375.00 per share ($7.00 per share prior to such share consolidations) with gross proceeds of $10,500,000. On April 7, 2025, Kingswood Capital Partners, LLC., as the representative of the underwriters (the “Representative”) of the initial public offering of the Company, exercised its over-allotment option in part to purchase an additional 280 ordinary shares (175,000 ordinary shares prior to such share consolidations) at a price of $4,375.00 per share. As a result, the gross proceeds of the Company’s offering, including the proceeds from the sale of the over-allotment shares, totaled $11,725,000, before deducting underwriting discounts and other related expenses.

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

ITEM 15-CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026 pursuant to Section 404(a) of the Sarbanes-Oxley Act and concluded that it was not effective due to the material weaknesses described above. Our independent registered public accounting firm has not performed an audit of our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.

In connection with the audits of our combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of June 30, 2026. The material weaknesses identified relate to (i) our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over the financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the concentration of management authority arising from the post-period-end resignation of our Chief Financial Officer, whose duties were temporarily assumed by our Chief Executive Officer (who also serves as Chair of the Board), due to the absence of a prior talent pipeline and succession planning, which creates a segregation-of-duties issue and increases the risk to our financial reporting.

b. Management’s Annual Report on Internal Control over Financial Reporting

To remediate the identified material weaknesses, we, with the review and approval of our Audit Committee, are in the process of implementing a number of measures to improve our internal controls over financial reporting, including, among others: (a) formalizing the engagement of an external U.S. GAAP technical accounting advisor as a compensatory control, under which all non-routine transactions, significant accounting estimates, changes in accounting policies, closing packages, and drafts of our SEC filings are independently reviewed by the advisor before submission; (b) enhancing the Audit Committee’s oversight during the transition period, under which all significant accounting estimates, complex transactions, and related party transactions are required to be reported directly to the Audit Committee, comprised of independent directors, for final review and approval; (c) hiring, including through a specialized financial executive search firm, additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, with the Audit Committee participating in the interviewing of shortlisted candidates for key financial reporting positions; (d) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, based on a skills gap assessment of our existing finance team; (e) creating a U.S. GAAP accounting policies and procedures manual, together with closing checklists, disclosure control matrices, and review and approval procedures, to be maintained, reviewed, and updated on a regular basis to the latest U.S. GAAP accounting standards; (f) developing and implementing a formal executive succession plan and talent pipeline for critical financial roles (including the Chief Financial Officer position) to mitigate risks associated with sudden vacancies and management concentration; and (g) conducting ongoing internal testing and validation of our remediation measures to ensure their operating effectiveness.

We also plan to strengthen the oversight role of our audit committee and corporate governance. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our combined and consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

c. Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act, and because, as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, we are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act.

d. Changes in Internal Control over Financial Reporting

Other than the remediation measures described in “Item 5. Operating and Financial Review and Prospects — Internal Control Over Financial Reporting,” there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16-[RESERVED]

Not Applicable.

ITEM 16A-AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Chan Kelvin Zhi Hong qualifies as an “audit committee financial expert” as defined by the applicable rules of the SEC, and that Mr. Chan is “independent” as that term is defined in Nasdaq Listing Rule 5605(a)(2) and meets the independence criteria set forth in Rule 10A-3 under the Exchange Act. Please refer to “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Biographical Information” for a brief listing of Mr. Chan’s relevant experience.

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

During the fiscal year ended June 30, 2026, no amendments to, or waivers from, any provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, were made or granted.

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Assentsure PAC for the fiscal year ended June 30, 2026 and by UHY LLP for the fiscal year ended June 30, 2025 are as follows:

	Years Ended
	June 30,
	2026	2025
Audit fees	$210,000	$270,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$210,000	$270,000

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

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F-CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 19, 2025, we dismissed UHY LLP (“UHY”) as our independent registered public accounting firm, and we appointed Assentsure PAC (“Assentsure”) as our independent registered public accounting firm, effective December 19, 2025, to audit and report on our combined and consolidated financial statements for the fiscal year ended June 30, 2026. The change of our independent registered public accounting firm was approved by the audit committee of our board of directors and our board of directors. The decision to change accountants was not the result of any disagreement between us and UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

UHY’s reports on our combined and consolidated financial statements for the fiscal years ended June 30, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that UHY’s reports on those financial statements included explanatory paragraphs relating to the Company’s ability to continue as a going concern and related party transactions.

During the fiscal years ended June 30, 2025 and 2024 and the subsequent interim period through December 19, 2025, there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY’s satisfaction, would have caused UHY to make reference to the subject matter of the disagreements in connection with its reports on our financial statements for such years.

During the fiscal years ended June 30, 2025 and 2024 and the subsequent interim period through the date of dismissal, there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F), except for the material weakness in our internal control over financial reporting relating to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC, as disclosed in “Item 15. Controls and Procedures” of this annual report and of our annual report for the fiscal year ended June 30, 2025. The audit committee discussed the material weakness with UHY, and we have authorized UHY to respond fully to the inquiries of Assentsure, the successor accountant, regarding the material weakness.

We have provided UHY with a copy of the disclosure in this Item 16F and requested that UHY furnish us with a letter addressed to the SEC stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of UHY’s letter, dated October 30, 2026, is filed as Exhibit 15.3 to this annual report.

During the fiscal years ended June 30, 2025 and 2024 and any subsequent interim period prior to the engagement of Assentsure, neither we nor anyone on our behalf consulted Assentsure regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Assentsure concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

Intercont currently relies on the home country practice exemption available to foreign private issuers and intends to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements including the following: (1) Nasdaq Rule 5605(b)(2) that requires the independent directors must have regularly scheduled meetings at which only independent directors are present; (2) Nasdaq Rule 5605(d) requiring each company must certify that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis; (3) Nasdaq Rule 5605(e) requiring a formal written charter or board resolutions, addressing the nominations process and such related matters be adopted; (4) Nasdaq Rule 5620(c) requiring each company that is not a limited partnership to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock; (5) Nasdaq Rule 5635(a) requiring each company shall obtain shareholder approval for issuance of securities in connection with acquisitions for certain events, including, without limitation, transaction other than a public offering involving a sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares), which alone or together with sales by officers, directors or substantial shareholders of the Company, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance; (6) Nasdaq Rule 5635(b) requiring a shareholder approval prior to the issuance of shares that will result in a change of control; (7) Nasdaq Rule 5635(c) requiring a shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; (8) Nasdaq Rule 5635(d) requiring a shareholder approval prior to the issuance of 20% or greater shares in transactions other than public offerings; (9) Nasdaq Rule 5250(b)(3) requiring disclosure of third-party director and nominee compensation; and (10) Nasdaq Rule 5250(d) requiring distribution of annual and interim reports to shareholders.

Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series, Rule 5250(b)(3) and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii), the Clawback policy requirement (Rule 5608) and Rule 5000 series. Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, Intercont’s shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information —3.D. Risk Factors—Risks Related to Intercont’s Class A Ordinary Shares—Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies.”

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Cybersecurity is important to our business development, but our current operations do not extensively involve cybersecurity, and we have not implemented formal internal cybersecurity measures or integrated formal cybersecurity processes into our overall risk management framework. Our cybersecurity-related activities are limited to engaging third-party providers to maintain our official website and internal communication systems and provide secure and stable services; we have no formal process to oversee or identify cybersecurity risks associated with these providers and rely on their standard security and stability commitments and our general business oversight. We do not currently engage external advisers to remediate incidents, or assessors, consultants or auditors in ongoing cybersecurity risk-management processes, and the third-party providers we engage provide maintenance and secure and stable operation services only; we may engage additional providers or advisers if more specific needs or incidents arise.

During fiscal year 2026 and through the date of this filing, we have not experienced any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, our business, operations, or financial condition.

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

For the fiscal year ended June 30, 2026, we did not experience any cybersecurity incidents that materially affected or are reasonably likely to materially affect our business operation or our financial condition.

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

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	The Third Amended and Restated Memorandum and Articles of Association	6-K	3.1	06/08/2026
2.1	Specimen Certificate of Ordinary Shares	F-1/A	4.1	Initially filed on 06/18/2025
2.2	Description of Share Capital of the Registrant	Filed herewith	—	—
4.1	Escrow Agreement between Mandarin Fortune Shipping Pte Ltd as Sellers and Top Moral Shipping Limited as Buyers, and Hill Dickinson LLP as Escrow Holder in relation to the sale and purchase of “MANDARIN FORTUNE (IMO no. 9478169)” dated March 8, 2022.	F-1	10.1	Initially filed on 09/27/2024
4.2	Standard Bareboat Charter between Zhejiang Shipping (Hong Kong) Co. Ltd. or their nominee as owner and Topsheen performance guaranteed by Topsheen Shipping Singapore Pte Ltd. as charterer dated January 14, 2021.	F-1	10.2	Initially filed on 09/27/2024
4.3	Standard Bareboat Charter between Topsheen Shipping Group Limited and by Max Bright Marine Service Co., Ltd. as charterer dated September 7, 2018.	F-1	10.3	Initially filed on 09/27/2024
4.4	Standard Bareboat Charter between Topsheen Shipping Group Limited and by Top Legend Shipping Co., Limited as charterer dated September 7, 2018.	F-1	10.4	Initially filed on 09/27/2024
4.5	Standard Vessel Management Agreement between Top Wisdom Shipping Management Co., Limited and Top Moral Shipping Limited dated August 12, 2022.	F-1	10.5	Initially filed on 09/27/2024
4.6	Standard Vessel Management Agreement between Top Wisdom Shipping Management Co., Limited and Top Creation International (HK) Limited dated January 1, 2022.	F-1	10.6	Initially filed on 09/27/2024
4.7	Standard Seafarer Dispatch Agreement between Top Wisdom Shipping Management Co., Limited and Top Moral Shipping Limited dated August 12, 2022.	F-1	10.7	Initially filed on 09/27/2024
4.8	Standard Seafarer Dispatch Agreement between Top Wisdom Shipping Management Co., Limited and Top Creation International (HK) Limited dated January 1, 2022.	F-1	10.8	Initially filed on 09/27/2024
4.9	The Facility Agreement entered into by and among Top Moral Shipping Limited (as Borrower), Topsheen Shipping Singapore Pte. Ltd. (as Guarantor), and Chailease International Financial Services (Singapore) Pte. Ltd. (as Lender) on August 3, 2022 (the “CIFSS Loan Agreement”)	F-1	10.9	Initially filed on 09/27/2024

4.10	Amendment to the CIFSS Loan Agreement dated March 23, 2023	F-1	10.10	Initially filed on 09/27/2024
4.11	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant.	F-1	10.11	Initially filed on 09/27/2024
4.12	English Translation of the Strategic Cooperation Memorandum entered into by and among Rockwell Automation (China) Company Limited, Intercont, and Top Wisdom on September 11, 2024.	F-1	10.12	Initially filed on 09/27/2024
4.13	English Translation of the Technology Workboat R&D Service Contract (Phase 1) entered into by and between Intercont and Jiangsu Xinsihui Marine Technology Co., Ltd. on September 10, 2023.	F-1	10.13	Initially filed on 09/27/2024
4.14	English Translation of the Technology Workboat R&D Service Contract (Phase 2) entered into by and between Intercont and Jiangsu Xinsihui Marine Technology Co., Ltd. on March 5, 2024.	F-1	10.14	Initially filed on 09/27/2024
4.15	English Translation of the License Agreement entered into by and between Intercont and Jiangsu Xinsihui Marine Technology Co., Ltd. on November 13, 2024.	F-1	10.15	Initially filed on 09/27/2024
4.16	Form Director Service Agreement	F-1	10.16	Initially filed on 12/04/2024
4.17	Form Management Employment Agreement	F-1	10.17	Initially filed on 12/04/2024
4.18	Ordinary Share Purchase Agreement between Intercont (Cayman) Limited and White Lion Capital LLC, dated August 20, 2025.	6-K	99.1	Initially filed on 08/26/2025
4.19	Registration Rights Agreement between Intercont (Cayman) Limited and White Lion Capital LLC, dated August 20, 2025.	6-K	99.2	Initially filed on 08/26/2025
4.20	Securities Purchase Agreement between Intercont (Cayman) Limited and Streeterville Capital, LLC dated September 4, 2025.	6-K	99.1	Initially filed on 09/19/2025
4.21	Pre-Paid Purchase #1 dated September 4, 2025	6-K	99.2	Initially filed on 09/19/2025
4.22	Registration Rights Agreement between Intercont (Cayman) Limited and Streeterville Capital, LLC dated September 4, 2025	6-K	99.3	Initially filed on 09/19/2025
4.23	Public Relations and Investor Relations Service Agreement between Intercont (Cayman) Limited and JA CAPITAL IN NY L.L.C. dated July 10, 2025	20-F	4.21	10/30/2025
4.24	Financial Advisory Services Agreement between Intercont (Cayman) Limited and Atlas Capital Strategies LLC dated July 12, 2025.	20-F	4.22	10/30/2025
4.25	Consulting Agreement between Intercont (Cayman) Limited and Atlas Harbor Investment Limited dated September 22, 2025.	20-F	4.23	10/30/2025

4.26	Patent Assignment Agreement for Pulping Factory Ship Project	6-K	99.1	12/22/2025
4.27	Form of Securities Purchase Agreement	F-1	10.27	06/08/2026
4.28	Subscription Agreement for Class B Shares between Intercont (Cayman) Limited and Beverly Holding Limited	6-K	99.1	06/08/2026
4.29	Form of Warrant	6-K	4.1	07/09/2026
4.30	Form of Security Purchase Agreement	6-K	10.1	07/09/2026
4.31	Placement Agency Agreement, dated July 6, 2026	6-K	10.2	07/09/2026
4.32	Form of indenture with respect to senior debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any	F-3	4.5	08/14/2026
4.33	Form of indenture with respect to subordinated debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any	F-3	4.6	08/14/2026
4.34	Termination Agreement	6-K	10.1	09/11/2026
4.35	Subscription Agreement for Class B Shares	6-K	10.2	09/11/2026
4.36	Intercont (Cayman) Limited 2026 Stock Incentive Plan	S-8	99.1	09/11/2026
4.37	Form of Securities Purchase Agreement	6-K	10.1	10/30/2026
8.1	Subsidiaries of Intercont (Cayman) Limited	F-1	21.1	Initially filed on 09/27/2024
11.1	Code of Ethics	F-1	99.1	Initially filed on 09/27/2024
11.2	Insider Trading Policy	20-F	11.2	10/30/2025
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of UHY LLP	Filed herewith	—	—
15.2	Consent of Assentsure PAC	Filed herewith	—	—
15.3	Letter of UHY LLP regarding change in certifying accountant	Filed herewith	—	—
97.1	Clawback Policy of the Registrant	20-F	97.1	10/30/2025
101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, has been formatted in Inline XBRL and contained in Exhibit 101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERCONT (CAYMAN) LIMITED

Date: October 30, 2026	By:	/s/ Muchun Zhu
		Name:	Muchun Zhu
		Title:	Chief Executive Officer Interim Chief Financial Officer

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

INTERCONT (CAYMAN) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Intercont (Cayman) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intercont (Cayman) Limited and its subsidiaries (the “Company”) as of June 30, 2026, the related consolidated statements of (loss) income, changes in shareholders’ equity and cash flows for the year ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company as of June 30, 2025 and for the year then ended (collectively referred to as the “FY2025”), before the effects of the one for twenty-five reverse stock split discussed in Note 13 to the financial statements, were audited by other auditors whose report, dated October 30, 2025, expressed an unqualified opinion on those statements. We audited adjustments to the FY2025 consolidated financial statements to retroactively give effect to the one for twenty-five reverse stock split, as described in Note 13 to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the Company’s FY2025 consolidated financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the FY2025 consolidated financial statements as a whole.

Explanatory Paragraph-Going Concern

As discussed in Note 1 to the combined and consolidated financial statements, the Company has a significant working capital deficit as of June 30, 2026. The Company’s ability to continue as a going concern is dependent, in part, on receiving financial support from the Company’s primary shareholders. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of these conditions and its plans regarding these matters are described in Note 1 to these combined and consolidated financial statements. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

October 30, 2026

We have served as the Company’s auditor since 2026.

PCAOB ID Number 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Intercont (Cayman) Limited

Opinion on the Combined and Consolidated Financial Statements

We have audited, before giving effect to the retrospective adjustments for the adoption of a dual-class share structure, shares and (loss) earnings per share arising from the share consolidations disclosed in Note 13 to the accompanying combined and consolidated financial statements, the accompanying combined and consolidated balance sheets of Intercont (Cayman) Limited and its subsidiaries (the “Company”) as of June 30, 2025, and the related combined and consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2025, and the related notes (collectively referred to as the “combined and consolidated financial statements”). The financial statements before giving effect to such adjustments are not presented herein. In our opinion, the combined and consolidated financial statements, before giving effect to the retrospective adjustments for the adoption of a dual-class share structure, shares and (loss) earnings per share arising from the share consolidations disclosed in Note 13, present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the adoption of a dual-class share structure, (loss) earnings per share arising from share consolidations that occurred subsequent to June 30, 2025, and, accordingly, we do not express an opinion or any other form of assurance about whether those adjustments are appropriate and have been properly applied.

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

As discussed in Note 11 to the combined and consolidated financial statements, the Company has significant related party transactions involving revenue, lease arrangement, due to and due from, advances, and expenses paid by and to multiple related parties. The Company’s revenue from related parties was approximately $23.4 million and $16.3 million for the years ended June 30, 2025 and 2024, respectively, or approximately 93% and 64%, respectively, of total revenue of the Company. Our opinion is not modified with respect to that matter.

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

/s/ UHY LLP

New York, New York

October 30, 2025

We began serving as the Company’s auditor in 2024. In December 2025, we became the predecessor auditor.

INTERCONT (CAYMAN) LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars — except for share data)

	As of June 30,
	2026	2025
ASSETS
Current Assets:
Cash and cash equivalents	$3,404,900	$5,648,749
Accounts receivable, net	269,362	287,193
Accounts receivable-related parties	84,740	1,018,315
Prepayments and other current assets	3,189,114	788,351
Due from related parties	205,233	331,948
Short-term investment	—	10,300,869
Total Current Assets	7,153,349	18,375,425
Vessels, net	45,822,485	49,722,428
Property and equipment, net	43,064	6,506
Deferred dry-docking cost, net	912,082	682,637
Right-of-use asset-operating lease, net	570,427	1,560,385
Prepayments and other non-current assets	865,685	475,000
Total Non-Current Assets	48,213,743	52,446,956
Total Assets	$55,367,092	$70,822,381

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturity of long-term loan	$1,130,492	$1,656,288
Accounts payable	1,040,207	1,025,427
Advance from customers-related party	614,819	433,125
Due to related parties	20,617,358	24,553,231
Accrued expenses and other current liabilities	2,966,309	1,113,103
Operating lease liabilities – current	225,919	1,437,353
Financing lease liabilities – current	3,102,919	3,338,390
Long-term payable, current	—	507,479
Total Current Liabilities	29,698,023	34,064,396
Long-term loan	157,981	1,252,657
Operating lease liabilities-non-current	344,508	—
Financing lease liabilities-non-current	7,389,836	10,677,310
Total Non-Current Liabilities	7,892,325	11,929,967
Total Liabilities	37,590,348	45,994,363

COMMITMENTS AND CONTINGENCIES (Note 14)

Shareholders’ Equity:
Class A Ordinary shares, $0.0625 par value, 3,200,000,000 shares authorized, 57,510 and 34,416 shares issued and outstanding as of June 30, 2026 and 2025, respectively*	3,596	2,152
Class B Ordinary shares, $0.0025 par value, 20,000,000,000 shares authorized, 206,598 shares issued and outstanding as of both June 30, 2026 and 2025*	516	516
Additional paid-in capital	16,074,148	12,457,680
Retained earnings	1,698,484	12,367,670
Total Shareholders’ Equity	17,776,744	24,828,018
Total Liabilities and Equity	$55,367,092	$70,822,381

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization and share consolidations as described in Note 13.

The accompanying notes are an integral part of these combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(Expressed in U.S. Dollars — except for share data)

	For the Years ended June 30,
	2026	2025	2024
Revenue
Time charter revenue – third parties	$—	$—	$7,332,097
Time charter revenue – related parties	16,926,332	19,306,369	12,281,701
Vessel management services revenue – third parties	3,526,021	1,761,184	1,879,943
Vessel management services revenue – related parties	4,980,696	4,068,128	4,033,195
Total revenue	25,433,049	25,135,681	25,526,936

Cost of revenues
Cost of time charter revenue	12,903,857	12,172,641	12,958,301
Cost of vessel management services revenue	6,954,638	5,127,060	5,218,970
Total Cost of revenues	19,858,495	17,299,701	18,177,271
Gross profit	5,574,554	7,835,980	7,349,665

Operating expenses:
General and administrative expenses	7,963,977	2,314,051	1,669,958
Research and development expenses	4,200,000	621,024	601,000
Total operating expenses	12,163,977	2,935,075	2,270,958

(Loss) Income from operations	(6,589,423)	4,900,905	5,078,707

Other income (expense):
Interest income	4,388	3,892	307,225
Interest expense	(2,350,691)	(1,911,780)	(2,696,117)
Loss on termination of convertible note	(1,781,591)	—	—
Other income, net	48,131	111,250	450,253
Total other expense, net	(4,079,763)	(1,796,638)	(1,938,639)

(Loss) Income before income taxes	(10,669,186)	3,104,267	3,140,068
Provision for income taxes	—	—	—
Net (Loss) income	(10,669,186)	3,104,267	3,140,068
Net (Loss) income attributable to the Company	$(10,669,186)	$3,104,267	$3,140,068

(Loss) Earnings per share – Basic and diluted*	$(43.16)	$12.99	$13.21
Weighted Average Shares Outstanding – Basic and diluted*	247,219	238,997	237,716

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization and share consolidations as described in Note 13.

The accompanying notes are an integral part of these combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2026, 2025 AND 2024

(Expressed in U.S. Dollars — except for share data)

						Attributable to
						Intercont’s
						Shareholders
						Additional
	Ordinary Shares *				Subscription	Paid-in	Retained
	Class A	Amount	Class B	Amount	receivable	Capital	Earnings	Total
Balance as of June 30, 2023	30,936	$1,934	206,598	$516	$—	$28,503	$17,923,335	$17,954,288
Private placement	800	50	—	—	(1,350,000)	2,999,935	—	1,649,985
Net income for the year	—	—	—	—	—	—	3,140,068	3,140,068
Dividends declared	—	—	—	—	—	—	(11,800,000)	(11,800,000)
Effect of reorganization	—	—	—	—	—	(11,538)	—	(11,538)
Balance as of June 30, 2024	31,736	$1,984	206,598	$516	$(1,350,000)	$3,016,900	$9,263,403	$10,932,803
Collection of subscription receivable	—	—	—	—	1,350,000	—	—	1,350,000
Issuance of common shares for initial public offering	2,680	168	—	—	—	9,440,780	—	9,440,948
Net income for the year	—	—	—	—	—	—	3,104,267	3,104,267
Balance as of June 30, 2025	34,416	$2,152	206,598	$516	$—	$12,457,680	$12,367,670	$24,828,018
Issuance of shares for private placement	5,960	372	—	—	—	404,873	—	405,245
Issuance of commitment shares and pre-delivery shares for convertible note	4,225	264	—	—	—	1,999,992	—	2,000,256
Conversion of convertible note	12,549	785	—	—	—	1,211,626	—	1,212,411
Net loss for the year	—	—	—	—	—	—	(10,669,186)	(10,669,186)
Fractional shares — reverse split	360	23	—	—	—	(23)	—	—
Balance as of June 30, 2026	57,510	$3,596	206,598	$516	$—	$16,074,148	$1,698,484	$17,776,744

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization and share consolidations as described in Note 13.

The accompanying notes are an integral part of these combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars — except for share data)

	For the Years Ended June 30,
	2026	2025	2024
Cash flows from operating activities:
Net (loss) income	$(10,669,186)	$3,104,267	$3,140,068
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation of vessels and equipment	3,711,440	3,701,462	3,651,694
Amortization of debt issuance cost	35,816	59,959	50,425
Amortization of operating lease right-of-use assets	1,672,233	3,026,967	2,905,872
Amortization of deferred dry-docking cost	517,323	277,288	278,194
Loss (income) from short-term investment	20,597	(100,869)	—
Amortization of discount for long-term payable	17,521	67,350	84,585
Loss on termination of convertible note	1,781,591	—	—
Interest expense on convertible notes	832,214	—	—
Interest accrued for third-party loans	134,398	—	—
Changes in operating assets and liabilities:
Accounts receivable	17,831	663,242	(156,792)
Accounts receivable-related parties	933,575	(881,373)	(136,942)
Prepayments and other assets	(2,791,448)	266,716	(153,168)
Accounts payable	14,780	(552,292)	133,121
Advance from customers-related party	181,694	219,916	25,612
Accrued expenses and other liabilities	(381,192)	784,203	259,055
Operating lease liabilities	(1,549,202)	(3,161,875)	(2,913,790)
Due from related parties	126,715	(75,029)	234,120
Due to related parties	64,127	1,553	(424,612)
Long-term deposit	—	—	(500,000)
Net cash (used in) provided by operating activities	(5,329,173)	7,401,485	6,477,442

Cash flows from investing activities:
Purchase of time deposit through a related party	—	—	(500,000)
Withdraw of time deposit through a related party	—	—	12,500,000
Payment for dry-docking cost	—	—	(818,697)
Proceeds from disposal/(Purchase) of short-term investment	10,280,272	(10,200,000)	—
Purchase of long-lived assets	(1,317,947)	(1,053,967)	(656,962)
Net cash provided by (used in) investing activities	8,962,325	(11,253,967)	10,524,341

Cash flows from financing activities:
Repayment of long-term loan from a third-party	(1,656,288)	(1,656,288)	(2,986,048)
Repayment of loan from related-party	(4,000,000)	(300,000)	—
Financing lease liabilities-principal repayment	(3,324,820)	(3,387,164)	(3,242,237)
Dividends to shareholders	—	—	(11,800,000)
Loan from a third-party	2,100,000	—	—
Proceeds from convertible note	2,500,256	—	—
Payment for the termination of convertible note	(1,901,394)	—	—
Proceeds from initial public offering	—	10,634,261	—
Deferred IPO cost	—	(891,499)	(287,835)
Proceeds from private placement	405,245	1,350,000	1,649,985
Net cash (used in) provided by financing activities	(5,877,001)	5,749,310	(16,666,135)

Net (decrease)/increase in cash and cash equivalents	(2,243,849)	1,896,828	335,648
Cash and cash equivalents at beginning of year	5,648,749	3,751,921	3,416,273
Cash and cash equivalents at end of year	$3,404,900	$5,648,749	$3,751,921

Supplemental disclosure information:
Cash paid for interest	$1,697,057	$1,603,765	$2,344,212
Non-cash transactions:
Addition to fixed assets through long term account payable	$—	$—	$1,405,544
Reclassification of deferred IPO cost to additional paid-in capital	$—	$1,193,313	$—
Non-cash warrant issued for underwriter services and reclassified to additional paid-in capital	$—	$386,644	$—
Right-of-use asset obtained in exchange for operating lease obligations	$682,275	$—	$—
Conversion of convertible note	$1,212,411	$—	$—
Issuance of commitment shares and pre-delivery shares for convertible note	$2,000,256	$—	$—

The accompanying notes are an integral part of these combined and consolidated financial statements.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Intercont (Cayman) Limited (“Intercont” or the “Company”) was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”) listed below, are principally engaged in the time charter service and vessel management services business.

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

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Going concern consideration

In assessing its liquidity, the Group monitors and analyzes its cash on hand, ability to generate sufficient revenue sources in the future and operating and capital expenditure commitments. As of June 30, 2026, the Group had cash of approximately $3,404,900. As of June 30, 2026 and 2025, the Group’s working capital deficit was $22,693,674 and $15,688,971, respectively. For the year ended June 30, 2026, the Group incurred a net loss of $10,669,186 and net cash used in operating activities of $5,329,173. These conditions raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the combined and consolidated financial statements are issued.

The Group has historically funded its working capital needs primarily from operations, loans, advance payments from customers and contributions by shareholders. Its working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts and the timing of accounts receivable collections. The going concern status of the Company depends on its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional equity or debt financing as may be required and/or recurring financial support from shareholders or other related parties. On July 6, 2026, Intercont entered into securities purchase agreements with certain investors, pursuant to which Intercont agreed to sell, and the investors agreed to purchase, an aggregate 320,000 units (each a “Unit”) for aggregate gross proceeds of approximately $6.32 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. The offering was closed on July 8, 2026. On August 14, 2026, the Company filed a shelf registration statement on Form F-3 covering the potential offer and sale, from time to time, of up to $200,000,000 in aggregate of Class A Ordinary Shares, debt securities, warrants, rights and units. The registration statement was declared effective by the SEC on September 10, 2026. The Group’s primary shareholders have agreed to provide financial support commitment to the Group until October 31, 2027. However, there can be no assurance that the Group will be able to obtain additional financing on terms acceptable to it, or at all, or that its primary shareholders will be able to provide such financial support when needed. Accordingly, management has concluded that its plans do not alleviate the substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the combined and consolidated financial statements are issued. The accompanying combined and consolidated financial statements have been prepared assuming that the Group will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

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

Principles of combination and consolidation

As the reorganization in Note 1 (“the Reorganization”) was accounted for as restructuring of entities under common control, the accompanying combined and consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented. The financial statements presented herein represent (1) up until the date of the consummation of the Reorganization, the combined financial statements of the Company, Fortune Ocean, Top Wisdom, Top Moral, Top Legend, Top Creation, Max Bright and Openwindow; (2) subsequent to the consummation of the Reorganization, the consolidated financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

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

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Group has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Uses of estimates

In preparing the combined and consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the combined and consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to impairment of long-lived assets, determination of incremental borrowing rate for leases, expected credit loss of receivables, valuation allowance for deferred tax assets and accrual and amortization of deferred docking costs. The Group evaluates its estimates and assumptions on an ongoing basis based on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Foreign currency translation

The functional currency of the Group is the U.S. dollar. The Group engages in international commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated and majority of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the combined and consolidated statements of (loss) income.

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

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, due from related parties, accounts payable, due to related parties, accrued expenses and current maturity of long-term loan approximates their recorded values. The Group determined that the carrying value of the long-term loan approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Cash and cash equivalents

Cash comprises cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Expected credit losses of receivables

The Group applies ASC 326 to receivables arising from vessel management services and other financial receivables within its scope, including related-party receivables. Receivables arising from time-charter contracts accounted for as operating leases are excluded from ASC 326 and assessed for collectability in accordance with ASC 842. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote. The Group recorded nil as current expected credit loss expense for accounts receivable for the years ended June 30, 2026, 2025 and 2024.

Prepayments and other assets primarily consist of prepaid consulting service fees, deposits, receivable for fuel charges and advances to crew, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group uses the loss-rate method to estimate the allowance for credit losses. The Group considers the past collection experience, any changes in collection trends, the credit worthiness of counter-parties, the contractual terms, current economic conditions, and expectation of future economic conditions. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses when management determines that the balances are uncollectible and the potential for recovery is considered remote. For the years ended June 30, 2026, 2025 and 2024, the Group provided allowance for credit losses of nil.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office and electronic equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined and consolidated statements of (loss) income in other income or expenses. Depreciation expense was $9,621, $2,148 and $1,609 for the years ended June 30, 2026, 2025 and 2024, respectively.

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

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 10 – 25 years from the date of their initial delivery from the shipyard. Depreciation expense was $3,701,819, $3,699,314 and $3,650,085 for the years ended June 30, 2026, 2025 and 2024, respectively.

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

For the years ended June 30, 2026, 2025 and 2024, the Group concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and other long-lived assets and that step one of the impairment analysis was not required.

Deferred dry-docking cost, net

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

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Costs capitalized as part of the drydocking consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. As of June 30, 2026 and 2025, the deferred dry-docking cost, net was $912,082 and $682,637, respectively. For the years ended June 30, 2026, 2025 and 2024, the amortization expense for the deferred dry-docking costs amounted to $517,323, $277,288 and $278,194, respectively.

Short-term investment

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Time charter revenue (over time)

A time charter is a type of contract that is entered into for the use of such vessel as well as such vessel’s operations for a specific period of time at a specified daily charter hire rate. Charter durations may range from one month to two years. The Group accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Group has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Group further elected to adopt the above discussed optional practical expedient and recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it made a determination that the related lease component and non-lease component have the same timing and pattern of transfer during lease term of each vessel and the predominant component is the lease. Lease revenues are recognized on a straight-line basis over the rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Group, and is recorded as time charter revenues. As of June 30, 2026, undiscounted future lease payments under the Group’s existing time charter agreements totalled $7.1 million, excluding amounts already received in advance. All payments are due during the year ending June 30, 2027.

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

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Vessel management services revenue (over time)

The Group contracts with various customers to carry out vessel management services. Vessel management services consist of assignment of the Group’s crew team member to the customers’ vessels for their operation and provision of dry-docking, lubricating oil, spare parts procurement and other maintenance services over the contract term. Most of the vessel management services agreements have a term more than one year and are typically billed on a monthly basis. The Group provides the services to the customer and satisfies its performance obligation over the term of the contract.

Vessel management services revenue is recognized over time as the services are performed over the contract term, using time elapsed as the measure of progress, as the customer simultaneously receives and consumes the benefits of the Group’s performance.

Disaggregation of Revenues

For the years ended June 30, 2026, 2025 and 2024, the disaggregated revenues by revenue streams were as follows:

	For the years ended June 30,
	2026	2025	2024
Time charter revenue (over time)	$16,926,332	$19,306,369	$19,613,798
Vessel management services revenue (over time)	8,506,717	5,829,312	5,913,138
Total	$25,433,049	$25,135,681	$25,526,936

For the years ended June 30, 2026, 2025 and 2024, the disaggregated revenues by customer location were as follows:

	For the years ended June 30,
	2026	2025	2024
Singapore	$18,027,419	$19,306,369	$12,281,701
Hong Kong S.A.R.	4,161,326	4,068,128	4,088,106
BVI	—	—	4,755,737
Other countries	3,244,304	1,761,184	4,401,392
Total	$25,433,049	$25,135,681	$25,526,936

A contract liability exists when the Group has received consideration prior to it being earned. These amounts are recognized as revenue over the charter period. As of June 30, 2026 and 2025, contract liabilities amounted to $614,819 and $433,125, respectively, which were presented as “advance from customers -related party” in balance sheet. All contract liabilities as of June 30, 2025 have been recognized as revenue for the year ended June 30, 2026. As of June 30, 2024, contract liabilities amounted to $213,209, which was presented as “advance from customers -related party” in balance sheet. All contract liabilities as of June 30, 2024 have been recognized as revenue for the year ended June 30, 2025.

Leases

The Group has lease contracts for vessels and office space. Leases are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. The Group records lease liabilities and right-of-use assets on its combined and consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted using the rate implicit in the lease when that rate is readily determinable. Otherwise, the Group uses its incremental borrowing rate. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loan. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with a lease term not more than one year and without a purchase option (short-term leases), the Group records operating lease expense in its combined and consolidated statements of (loss) income on a straight-line basis over the lease term and record variable lease payments as incurred.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and development expenses

Research and development expenses are expensed as incurred in accordance with ASC 730. The Company's research activities include the design and development of pulping factory ship technologies, AI system chartering operations research, patent filing costs, and related technical testing. Development costs are capitalized only when they meet the criteria under ASC 350-40 or ASC 985-20. For the years ended June 30, 2026, 2025 and 2024, all research and development costs were expensed as incurred. For the year ended June 30, 2026, research and development expenses primarily consisted of $4,000,000 incurred under a technology research and development service contract with a service provider for the development of a shipborne AI intelligent system. The work performed under the contract consisted of technical solution design, system architecture planning, project feasibility analysis and preparatory development work for certain core modules, which represent preliminary project stage activities. In November 2025, the Group and the service provider entered into a supplemental agreement under which the remaining development work was discontinued, the amount previously paid by the Group was accepted as final settlement, and the contract was terminated. As the project did not proceed beyond the preliminary project stage and is not expected to be completed, none of the related costs met the criteria for capitalization, and all such costs were expensed as incurred. Total R&D expenses recognized were $4,200,000, $621,024 and $601,000, respectively.

Income taxes

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations and comprehensive income in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

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

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2026, 2025 and 2024, there were 247,219, 238,997 and 237,716 weighted average basic and dilutive shares, respectively.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Chief Executive Officer is identified as the chief operating decision maker (CODM). The management, including the chief operating decision maker, measures performance based on the Group’s overall return to shareholders based on combined and consolidated net (loss) income. The CODM uses combined and consolidated net (loss) income to assess the performance of the Group and to decide how to allocate resources. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Group as a whole and not on the basis of separate business units, as a result, the Group has determined that it operates as one reportable segment.

The significant segment expenses regularly provided to the CODM are cost of time charter revenue, cost of vessel management services revenue, general and administrative expenses and research and development expenses, which are the same as the expense captions presented in the Company’s Combined and Consolidated Statements of (Loss) Income. The CODM does not review segment assets at a level different than what is reported in the Company’s Combined and Consolidated Balance Sheets. Additionally, the CODM regularly receives information about the Company’s capital expenditures which are reported in the Company’s Combined and Consolidated Statements of Cash Flows as purchase of long-lived assets under investing activities.

Other segment items include interest income, interest expense, loss on termination of convertible note, other income, net and provision for income taxes. Other segment items include interest income, interest expense, loss on termination of convertible note, other income, net and provision for income taxes. Research and development expenses for the years ended June 30, 2026, 2025 and 2024 related to the Group's seaborne innovation business, with current research focused on seaborne pulping, were incurred under the Group's technology research and development service contracts as follows: for the years ended June 30, 2024 and 2025, expenses of approximately $0.6 million each, relating to the development of a big data platform for a pulp production factory ship and the development of production equipment, waste heat recovery and waste paper conveying equipment for a pulp production factory ship, under the two-phase technology research and development service contracts with Jiangsu Xinsihui Marine Technology Co., Ltd.; and for the year ended June 30, 2026, expenses of approximately $4.2 million, of which approximately $4.0 million represented a one-time charge arising from the write-off of an advance payment under the technology research and development service contract with Honour Victory Holdings Ltd. for the development of a shipborne AI intelligent system, following the parties' agreement in November 2025 to discontinue the remaining development work and to settle all financial obligations between them, with the amount previously paid accepted as final settlement, and approximately $0.2 million relating to the continued development of the seaborne pulping technology. As the development work was discontinued and no deliverables were transferred to the Group, the advance payment was fully expensed and no intangible asset was recognized. All research and development costs were expensed as incurred as none met the criteria for capitalization.

For the years ended June 30, 2026, 2025 and 2024, all revenue is generated outside of the United States. For disaggregated revenues by revenue streams and customer location, please see Revenue Recognition above.

The Company’s long-lived assets consist primarily of vessels and property and equipment, all of which are located outside of the United States.

Concentrations of risks

a. Concentration of credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of June 30, 2026 and 2025, the aggregate amount of cash of $3,258,087 and $5,441,407, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as the majority of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $77,000) in aggregate per depositor. As of June 30, 2026 and 2025, the Company’s uninsured cash balance was approximately $3,258,481 and $5,478,297, respectively. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b. Significant customers

For the year ended June 30, 2026, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer D accounted for approximately 67% and 13%, respectively, of the Group’s total revenues. For the year ended June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) accounted for approximately 74% of the Group’s total revenues. For the year ended June 30, 2024, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party) and Customer B accounted for approximately 48% and 19%, respectively, of the Group’s total revenues. As of June 30, 2026, Customer D and Customer F (Keen Best Shipping Co Limited, a related party) accounted for approximately 76% and 24%, respectively, of the Group’s accounts receivable and accounts receivable- related parties. As of June 30, 2025, Customer A (Topsheen Shipping Singapore Pte. Ltd., a related party), Customer D, Customer G (Meida Shipping Co., Limited, a related party) and Customer E (Tongda Shipping Co., Limited, a related party) accounted for approximately 47%, 22%, 12% and 11%, respectively, of the Group’s accounts receivable and accounts receivable- related parties.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

c. Significant suppliers

For the year ended June 30, 2026, Supplier A accounted for approximately 11% of the Group’s total cost of revenues. For the year ended June 30, 2025, Supplier A accounted for approximately 14% of the Group’s total cost of revenues. For the year ended June 30, 2024, Supplier A accounted for approximately 16% of the Group’s total cost of revenues. As of June 30, 2026 and 2025, no supplier accounted for more than 10% of the Group’s total accounts payable.

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

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” The ASU is effective on a prospective basis for public business entities for annual periods beginning after December 15, 2024, and for all other entities for annual periods beginning after December 15, 2025, with early adoption permitted. As an emerging growth company that has elected the extended transition period, the Group expects to adopt ASU 2023-09 for its fiscal year beginning July 1, 2026. Once adopted, this ASU will result in additional disclosures. The Group does not expect the adoption of ASU 2023-09 will have a material effect on the Group’s combined and consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The amendments in ASU 2024-02 contain amendments to the Codification that remove references to various FASB Concepts Statements. ASU 2024-02 is effective for annual reporting periods beginning after December 15, 2024. The Group adopted the amendments in the current year and the adoption did not have a material impact on its combined and consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure in the notes of certain costs and expenses, including purchases of inventory, employee compensation, depreciation and intangible asset amortization, included in each relevant expense caption on the face of the income statement. In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. As ASU 2024-03 applies only to public business entities, the Group expects to adopt it for its fiscal year beginning July 1, 2027. The Group is currently evaluating the impact of adopting ASU 2024-03 on its disclosures.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Group’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently assessing the impact this standard will have on the Group’s combined and consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement. ASU 2025-11 is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Group is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined and consolidated balance sheets, statements of (loss) income and statements of cash flows.

Note 3 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets consisted of the following:

	As of June 30, 2026	As of June 30, 2025
Advance to crew	$319,052	$172,133
Advance to employee	—	57,408
Rental deposit	—	500,000
Prepaid consulting service fee(1)	1,641,831	—
Receivable for fuel charges (3)	503,848	—
Deposit (4)	588,276	—
Other	136,107	58,810
Total	$3,189,114	$788,351

Prepayments and other non-current assets consisted of the following:

	As of June 30, 2026	As of June 30, 2025
Loan security deposit(2)	$475,000	$475,000
Prepaid consulting service fee(1)	390,685	—
Total	$865,685	$475,000

(1)	This represents prepaid consulting service fees of $1,932,516 paid to third-party service providers. The services comprise (i) market analysis, regulatory review, and business development consultancy, and (ii) technical, operational, and post-acquisition advisory for Ro-Ro vessel expansion. These services are rendered over contractual periods (up to two years for the operational advisory). The Company amortizes the fees on a straight-line basis over the service periods. As of June 30, 2026, $1,541,831 and $390,685 are classified as current and non-current, respectively, based on the expected timing of service delivery.

(2)	This is long-term loan security deposit of $475,000, which is expected to be collected at the end of long-term loan agreement (see Note 9).

(3)	These are the fuel charges of $503,848 receivable from third-party companies.

(4)	The Group had paid certain deposits on behalf of third parties in the aggregate amount of $530,321 and held rental deposits of $57,955. All balances are expected to be recovered within twelve months from the reporting date, upon expiration or release of the underlying arrangements.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 4 — VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Total Vessels
Balance June 30, 2024	70,250,772	$(17,027,154)	53,223,618
Additions	198,124	(3,699,314)	(3,501,190)
Balance June 30, 2025	$70,448,896	$(20,726,468)	$49,722,428
Additions	—	(3,701,819)	(3,701,819)
Other movement	(198,124)	—	(198,124)
Balance June 30, 2026	$70,250,772	$(24,428,287)	$45,822,485

The above balances as of June 30, 2026, 2025 and 2024 are analyzed in the following tables:

	Cost	Accumulated Depreciation	Net Book Value
Owned Vessel*
Balance June 30, 2024	$14,094,790	$(1,624,776)	$12,470,014
Additions	—	(866,547)	(866,547)
Balance June 30, 2025	$14,094,790	$(2,491,323)	$11,603,467
Additions	—	(866,547)	(866,547)
Balance June 30, 2026	$14,094,790	$(3,357,870)	$10,736,920

	Cost	Accumulated Depreciation	Net Book Value
Right-of-use assets under finance lease**
Balance June 30, 2024	$56,155,982	$(15,402,378)	$40,753,604
Additions	198,124	(2,832,767)	(2,634,643)
Balance June 30, 2025	$56,354,106	$(18,235,145)	$38,118,961
Additions	—	(2,835,272)	(2,835,272)
Other movement***	(198,124)	—	(198,124)
Balance June 30, 2026	$56,155,982	$(21,070,417)	$35,085,565

*	Owned Vessel:

On August 14, 2022, the Group took delivery of the Top Brilliance, a 2008-built vessel of 56,823 dwt (Deadweight Tonnage), from an unrelated third party, for an acquisition cost of $14,094,790. Depreciation expense amounted to $866,547 for each of the years ended June 30, 2026, 2025 and 2024.

**	Right-of-use assets under finance lease:

In September 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $26,821,639 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 8)

In January 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group accounted for the vessel as finance lease and recorded right-of-use assets of $27,275,307 and financing lease liabilities of $17,710,000 on the lease beginning date. (see Note 8)

During the year ended June 30, 2024, the Group completed the installation of desulfurizing towers on Top Diligence and Top Elegance. The original value of $2,059,036 is depreciated during the useful life.

Depreciation expense for the vessels under finance lease (including depreciation of desulfurizing towers) was $2,835,272, $2,832,767 and $2,783,538 for the years ended June 30, 2026, 2025 and 2024, respectively.

***	Other movement:

In the year ended June 30, 2025, the Group recorded $198,124 of lease prepayments as an increase to right-of-use assets rather than as a reduction of lease liabilities under ASC 842, overstating both balances at June 30, 2025 by $198,124 with no effect on stockholders' equity, net income and net cash flows. The Group corrected the error in the year ended June 30, 2026, and management concluded that neither the error nor its correction is material to either period, so the prior period financial statements have not been revised.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 5 — SHORT-TERM INVESTMENT

As of June 30, 2026 and 2025, the Group’s short-term investments are comprised of the following:

	As of June 30, 2026	As of June 30, 2025
Private investment fund	$-	$10,300,869

On April 1, 2025, the Group paid $10,200,000 in cash to invest in private investment fund of Right Time SPC. The principal investment objective of the fund is to pursue returns by investing primarily in loans. The Group does not have the ability to exercise significant influence and elect to account for the investment under the NAV practical expedient. During the year ended June 30, 2025, the Group recognized a fair value gain of $100,869. As of June 30, 2025, the fair value of investments measured at net asset value was approximately $10,300,869. Subsequently in September and October 2025, the Group redeemed the investment and received net proceeds of $10,280,272 after deducting redemption fees and bank charges.

Note 6 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2026	As of June 30, 2025
Wages and welfare payable	$564,010	$660,589
Professional service fees	78,055	402,458
Loan from third party(1)	2,234,398	-
Others	89,846	50,056
Total	$2,966,309	$1,113,103

(1)	During April 2026, the Company received a $2.1 million advance from HANGTIE (CHINA AND HONGKONG) ENG CO LTD for working capital purposes. The advance accrued interest at 0.1% daily and was personally guaranteed by the CEO. The outstanding balance was fully settled in July 2026.

Note 7 — LONG-TERM PAYABLE

	As of June 30, 2026	As of June 30, 2025
Long-term payable, current	$—	$507,479
Long-term payable, non-current	—	—
Total	$—	$507,479

Long-term payable represents the remaining balance for desulfurizing towers of Top Diligence and Top Elegance, which was fully paid off in current period.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 8 — LEASES

Operating lease

In February 2021, the Group took delivery of the Top Advancer, a 2016-built bulk carrier for a 59-month bareboat charter-in agreement. No purchase option or obligation clause is stipulated in the bareboat charter contract. The Group has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Group has recognized an operating lease liability based on the net present value of the remaining charter-in payments based on rate at the lease commencement and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Any changes resulted from the index or rate change is charged to expense during the period they occur.

In January 2026, the Group entered into a 36-month operating lease for residential premises located at 39 Ocean Drive, Singapore 098187, for use by its employees. The lease commenced on January 1, 2026, and is scheduled to expire on December 31, 2028. Monthly rent is $19,318 (S$25,000), payable quarterly in advance. The Group provided a security deposit of $57,955 (S$75,000), equivalent to three months’ rent.

For the years ended June 30, 2026, 2025 and 2024, cash paid for operating lease liabilities amounted to $2,496,879, $2,630,252 and $2,920,500, respectively, which equals the total lease expenses in the table below.

The components of lease expenses for the years ended June 30, 2026, 2025 and 2024 were as follows:

	For the years ended June 30,
	2026	2025	2024
Fixed operating lease	$1,695,050	$3,158,279	$3,158,279
Variable operating lease	801,829	(528,027)	(237,779)
Total lease expense	$2,496,879	$2,630,252	$2,920,500

The variable operating lease expense depending on the BSI (Baltic Supramax index) published by the Baltic Exchange is measured on a monthly basis and recognized during the period in which it incurred.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30, 2026	As of June 30, 2025
Right-of-use assets-operating lease, net	$570,427	$1,560,385

Operating lease liabilities – current	225,919	1,437,353
Operating lease liabilities – non-current	344,508	—
Total operating lease liabilities	$570,427	$1,437,353

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 8 — LEASES (cont.)

The weighted average remaining lease terms and discount rate for operating lease were as follows as of June 30, 2026 and 2025:

	As of June 30, 2026	As of June 30, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.5 years	0.5 years
Weighted average discount rate	1.33%	4.16%

The following is a schedule of maturities of operating lease liabilities (excluding variable payments) as of June 30, 2026:

Twelve months ending June 30,
2027	$231,821
2028	231,821
2029	115,911
Total future minimum lease payments	$579,553
Less: imputed interest	9,126
Present value of lease liabilities	$570,427

Short-term operating lease

The Group leased office space from a related party with fixed lease term of 1 year with no purchase or renew option. The Group also leased staff dormitory from a third party. The Group elects not to apply the recognition requirements in ASC 842 to short-term leases and recognizes the lease payments in profit or loss on a straight-line basis over the lease term. Short-term lease expense amounted to $31,587, $34,448 and $27,443 for the years ended June 30, 2026, 2025 and 2024.

Financing leases

In September 2018, the Group took delivery of Top Diligence, a 2018-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 11). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period.

The Group has performed an assessment for Top Diligence considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized vessel, net and a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.4%). As of June 30, 2026 and 2025, the outstanding balance of lease liabilities was $4,897,108 and $6,739,912, respectively, and is repayable in 26 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

In January 2019, the Group took delivery of Top Elegance, a 2019-built Dry Cargo vessel of 48,500 dwt, for a 10-year bareboat charter-in agreement with Topsheen Shipping Group Limited (a related party, see Note 11). The bareboat charter-in provides for purchase obligation with a bargain purchase price at the end of 10-year charter period. The Group has performed an assessment for Top Elegance considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Group has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the rate implicit in the lease (7.8%). As of June 30, 2026 and 2025, the outstanding balance of lease liabilities was $5,595,647 and $7,275,788, respectively, and is repayable in 30 months in consecutive monthly installments, with an estimated purchase option of $1,490,000.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 8 — LEASES (cont.)

The total amount of financing lease expense, including amortization and interest expenses recognized in the combined and consolidated statements of (loss) income for the years ended June 30, 2026, 2025 and 2024 were as follows:

	For the years ended June 30,
	2026	2025	2024
Depreciation expenses	$2,704,847	$2,704,847	$2,704,848
Interest expenses-fixed	948,334	1,196,602	1,443,772
Interest expenses-variable	217,831	238,965	496,612
Total	$3,871,012	$4,140,414	$4,645,232

The variable interest expenses depending on LIBOR (later replaced by SOFR) are measured on a monthly basis and recognized during the period in which they are incurred.

Supplemental balance sheet information related to financing leases was as follows:

	As of June 30, 2026	As of June 30, 2025
Right-of-use assets-financing lease, net (included in Vessels, net, see Note 4)	$35,085,565	$38,118,961
Financing lease liabilities – current	$3,102,919	$3,338,390
Financing lease liabilities – non-current	7,389,836	10,677,310
Total financing lease liabilities	$10,492,755	$14,015,700

The weighted average remaining lease terms and discount rates for financing leases were as follows as of June 30, 2026 and 2025:

	As of June 30, 2026	As of June 30, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.34 years	3.34 years
Weighted average discount rate	7.61%	7.61%

The following is a schedule of maturities of financing lease liabilities (excluding variable payments) as of June 30, 2026:

Twelve months ending June 30,
2027	3,801,801
2028	3,753,139
2029	4,182,754
Total future minimum lease payments	$11,737,694
Less: imputed interest	1,244,939
Present value of lease liabilities	$10,492,755

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 9 — LONG-TERM LOAN

Long-term loan consists of the following:

	As of June 30, 2026	As of June 30, 2025
Chailease International Financial Services (Singapore) Pte. Ltd. (due on August 8, 2027)	$1,288,473	$2,908,945
Total	$1,288,473	$2,908,945
Less: Long-term loan – current portion	1,130,492	1,656,288
Long-term loan – non-current portion	$157,981	$1,252,657

On August 3, 2022, the Group entered into a loan agreement with Chailease International Financial Services (Singapore) Pte. Ltd. to borrow $9,500,000. The loan bears an annual interest rate of Benchmark Rate plus 4.16%. Pursuant to a supplemental agreement, the Benchmark Rate — London Interbank Offered Rate(“LIBOR”) was replaced by the secured overnight financing rate published by CME Group (“CME TERM OF SOFR”) effective on April 8, 2023. Debt issuance cost of $230,500 was deferred and amortized through the loan period using effective interest rate method. A security deposit of $475,000 was deposited with the lender. The loan is guaranteed by Topsheen Shipping Singapore Pte. Ltd., shareholders and affiliates (related parties, see Note 11). The Group is required to repay monthly installments comprising principal and interest thereafter. In April 2024, the Company and the Lender entered into an amendment that the Company can repay $1 million in advance with the updated payment schedule in the remaining period. The voluntary prepayment fee is 2% of the prepayment amount, which is $20,000.

The repayment schedule for the loan is as follows:

Twelve months ending June 30,	Repayment
2027	$1,130,492
2028	170,884
Subtotal	$1,301,376
Less: unamortized debt issuance cost	(12,903)
Total	$1,288,473

Note 10 — CONVERTIBLE NOTES

On September 4, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”), pursuant to which the Investor agreed to provide up to $10,000,000 in aggregate Commitment Amount through one or more Pre-Paid Purchases for the acquisition of the Company’s Class A ordinary shares, par value $0.0625 per share (the “Ordinary Shares”). In connection with the execution of the Purchase Agreement, the Company issued 137 Ordinary Shares as a commitment fee (the “Commitment Shares”) and 4,088 Ordinary Shares as pre-delivery shares (the “Pre-Delivery Shares”) on September 9, 2025 (the “Closing Date”). The Investor paid $255.50 to the Company for the Pre-Delivery Shares.

Under the Purchase Agreement, the initial Pre-Paid Purchase was made in the principal amount of $2,175,000, with an original issue discount (“OID”) of $160,000 and transaction expenses of $15,000, resulting in net proceeds of $2,000,000 received on September 10, 2025. Each subsequent Pre-Paid Purchase carries an OID of 8% of the requested amount and accrues interest at 6% per annum. The initial Pre-Paid Purchase is convertible, at the Investor’s discretion, into Ordinary Shares at a price equal to 82.5% of the lowest daily volume-weighted average price (“VWAP”) during the ten trading days prior to each Purchase Notice Date. The Company is prohibited from issuing shares that would result in the Investor beneficially owning more than 9.99% of the Company’s outstanding Ordinary Shares.

On January 12, 2026, the Company utilized the facility for a second time, drawing down $540,000 in principal amount before an OID of $40,000, and received net proceeds of $500,000 (the “Second Pre-Paid Purchase”).

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 10 — CONVERTIBLE NOTES (cont.)

The Company accounts for the Pre-Paid Purchases as convertible debt in accordance with ASC 470-20, measured at amortized cost on the combined and consolidated balance sheets. In accordance with ASC 470-20-25-20A, the fair value of the Pre-Delivery Shares is recorded as an issuance cost of the convertible note, limited to the net proceeds from the issuance. On December 2, 2025, the Company issued 671 Ordinary Shares upon the conversion of $275,000 of the convertible note balance. On March 3, 2026, the Company issued 4,130 Ordinary Shares upon the conversion of $390,000 of the convertible note balance. On March 26, 2026, the Company issued 2,752 Ordinary Shares upon the conversion of $200,000 of the convertible note balance. On April 7, 2026, the Company issued 2,242 Ordinary Shares upon the conversion of $82,999 of the convertible note balance. On April 14, 2026, the Company issued 2,215 Ordinary Shares upon the conversion of $82,001 of the convertible note balance. On April 21, 2026, the Company issued 540 Ordinary Shares upon the conversion of $20,000 of the convertible note balance. On April 28, 2026, $162,410 of the convertible note balance was extinguished in connection with the Pre-Delivery Shares, without the issuance of additional Ordinary Shares.

Termination of Purchase Agreement

On April 30, 2026, the Company and the Investor entered into a Payoff Acknowledgment and Termination Agreement, effectively terminating the Purchase Agreement. In settlement of all outstanding obligations, the Company paid an aggregate payoff amount of $1,901,394, and recognized a loss on termination of convertible note of $1,781,591 in the combined and consolidated statements of (loss) income for the year ended June 30, 2026.

The following table summarizes movements in the convertible notes during the year ended June 30, 2026:

For the year ended June 30, 2026

Convertible note principal	$2,715,000
OID	(200,000)
Legal cost	(15,000)
Fair value for Pre-Delivery Shares related to the issuance of Convertible Note	(2,000,000)
Accrued interests for Convertible debt	832,214
Conversion	(1,212,411)
Repayment	(1,901,394)
Loss on termination of convertible note	1,781,591
Total	$—

Note 11 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of June 30, 2026 and 2025 and transactions for the years ended June 30, 2026, 2025 and 2024 are identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Muchun Zhu	Company’s Chief Executive Officer
Mr. Shoucheng Lei	A shareholder of the Group
Ocean Master Worldwide Corporation	Controlled by Mr. Shoucheng Lei, Ms. Luan Chen and Mr. Jun Li, shareholders of the Group
Rui Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Limited	Related to Mr. Dong Zhang
Topsheen Shipping Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Topsheen bulk Singapore Pte. Ltd.	Related to Mr. Dong Zhang
Xun Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Topsheen Shipping Group Limited	Controlled by Mr. Shoucheng Lei
Nanjing Top Confidence Marine Management Co., Ltd	Controlled by Mr. Shoucheng Lei
Mei Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Tong Da Shipping Co. Limited	Controlled by Ocean Master Worldwide Corporation
Keen Best Shipping Co Limited	Controlled by Ocean Master Worldwide Corporation
Mr. Dong Zhang	Family member of Mr. Jun Li
Mr. Qing Xu	Family member of Ms. Luan Chen
Top Corporation Shipping Limited	Controlled by Ocean Master Worldwide Corporation
Crown Grace Shipping Pte Ltd	Controlled by Ocean Master Worldwide Corporation
Great Crown Shipping Pte Ltd	Controlled by Ocean Master Worldwide Corporation

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 11 — RELATED PARTY TRANSACTIONS (cont.)

(2) Accounts receivable-related parties

	As of June 30, 2026	As of June 30, 2025
Topsheen Shipping Singapore Pte. Ltd. (1)	$—	$616,279
Tong Da Shipping Co. Limited(2)	—	143,277
Mei Da Shipping Co. Limited(2)	—	159,638
Keen Best Shipping Co Limited(2)	84,740	99,121
Total	$84,740	$1,018,315

(1)	The balance mainly represented consideration for time charter accounts receivable from Topsheen Shipping Singapore Pte. Ltd, which was collected in current period.

(2)	The balance represents the accrued management fees from related parties for vessel management services, which was partially collected in current period. The remaining balance was collected on July 16, 2026.

(3) Contract liabilities-related party

	As of June 30, 2026	As of June 30, 2025
Topsheen Shipping Singapore Pte. Ltd.(1)	$614,819	$433,125

(1)	The balance represents the advance charter hire payments from Topsheen Shipping Singapore Pte. Ltd.

(4) Due from related parties

As of June 30, 2026 and 2025, the balances due from related parties were as follows:

	As of June 30, 2026	As of June 30, 2025
Topsheen Shipping Singapore Pte. Ltd(1)	$—	$331,948
Crown Grace Shipping Pte Ltd.(2)	96,345	—
Great Crown Shipping Pte Ltd.(2)	90,048	—
Muchun Zhu(2)	18,840	—
Total	$205,233	$331,948

(1)	The balance represents the outstanding bunker receivable from Topsheen Shipping Singapore Pte. Ltd for time charter service provided by the Group.

(2)	The balance represents interest-free advances to related parties for business-related disbursements. The remaining balance was collected on July 16, 2026.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 11 — RELATED PARTY TRANSACTIONS (cont.)

(5) Due to related parties

As of June 30, 2026 and 2025, the balances due to related parties were as follows:

	As of June 30, 2026	As of June 30, 2025
Topsheen Shipping Group Limited(1)	$48,778	$36,584
Nanjing Top Confidence Marine Management Co., Ltd(1)	8,543	14,381
Due to shareholder and affiliate(2)	20,548,491	24,490,720
Ocean Master Worldwide Corporation	11,546	11,546
Total	$20,617,358	$24,553,231

(1)	The balances mainly represented the expenses paid on behalf of the Group.

(2)	The balances mainly represented non-interest-bearing loans from Mr. Shoucheng Lei which are due on demand. During the year ended June 30, 2026, the Group repaid $4,000,000 of these loans to Mr. Shoucheng Lei.

(6) Services provided to related parties

	For the year ended June 30, 2026	For the year ended June 30, 2025	For the year ended June 30, 2024
Topsheen Shipping Singapore Pte. Ltd. (Time charter revenue and Vessel management services revenue)	$17,092,647	$18,682,031	$12,281,701
Mei Da Shipping Co. Limited (Vessel management services revenue)	1,429,768	1,481,220	1,565,711
Tong Da Shipping Co. Limited (Vessel management services revenue)	1,446,758	1,457,911	1,492,521
Topsheen Bulk Singapore Pte Ltd (Time charter revenue)	—	624,337	—
Great Crown Shipping Pte Ltd (Vessel management services revenue)	546,272	—	—
Crown Grace Shipping Pte Ltd (Vessel management services revenue)	388,501	—	—
Keen Best Shipping Co Limited (Vessel management services revenue)	1,003,082	1,128,998	974,963
Total	$21,907,028	$23,374,497	$16,314,896

For the years ended June 30, 2026, 2025 and 2024, the Group provided time charter service and vessel management services to the related parties. These numbers have been included in the revenue of the combined and consolidated statements of (loss) income.

(7) Financing lease from a related party

For the years ended June 30, 2026, 2025 and 2024, the Group has financing leases from a related party. (see Note 8)

(8) Short-term office lease expense from a related party

	For the year ended June 30, 2026	For the year ended June 30, 2025	For the year ended June 30, 2024
Mr. Dong Zhang	$28,234	$27,684	$27,443

These numbers have been included in the general and administrative expenses of the combined and consolidated statements of (loss) income.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 11 — RELATED PARTY TRANSACTIONS (cont.)

(9) General and administrative expenses shared with a related party

	For the year ended June 30, 2026	For the year ended June 30, 2025	For the year ended June 30, 2024
Topsheen Shipping Group Limited	$101,014	$92,581	$108,353

(10) Guarantee by a related party

As of June 30, 2026 and 2025, long-term loan totaling $1,288,473 and $2,908,945, respectively, was guaranteed by Topsheen Shipping Singapore Pte. Ltd., shareholders and affiliates. (see Note 9). In addition, the loan of $2.1 million from HANGTIE (CHINA AND HONGKONG) ENG CO LTD received in April 2026 was personally guaranteed by Ms. Muchun Zhu, the Company’s Chief Executive Officer (see Note 6).

Note 12 — TAXES

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

Singapore

The Group’s subsidiary incorporated in Singapore, Singapore Openwindow Technology Pte. Ltd., is subject to Singapore corporate income tax at a rate of 17% on its chargeable income. No provision for Singapore income tax has been made for the year ended June 30, 2026, as the Singapore subsidiary did not generate any revenue and incurred losses during the year, and the Singapore subsidiary had no operations during the years ended June 30, 2025 and 2024. Singapore does not impose withholding tax on dividends paid by a Singapore tax-resident company.

Hong Kong

The operating entities of the Group are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a ship operator from the operation of ships outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, it is the Director’s view that the Group’s revenue is either not subject or exempt from income tax according to the tax regulations prevailing in the jurisdiction in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently.

The Company is incorporated in the Cayman Islands, which currently levies no tax on income. As the Group’s operations are primarily conducted through its subsidiaries in Hong Kong, the Hong Kong statutory profits tax rate of 16.5% is used in the following reconciliation. The following table reconciles the Hong Kong statutory income tax rate to the Group’s effective tax rate for the years ended June 30, 2026, 2025 and 2024:

	For the year ended June 30, 2026	For the year ended June 30, 2025	For the year ended June 30, 2024
Statutory tax rate	16.5%	16.5%	16.5%
Effect of rate differential in other jurisdictions	(16.1)%	(16.5)%	(16.5)%
Change in valuation allowance	(0.4)%	-%	-%
Effective tax rate	0.0%	0.0%	0.0%

INTERCONT (CAYMAN) LIMITED
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars — except for share data)

Note 12 — TAXES (cont.)

Deferred tax assets

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of June 30, 2026 and 2025:

	June 30, 2026	June 30, 2025
Deferred tax assets:
Net operating loss carryforward	$43,848	$—
Valuation allowance	(43,848)	—
Net deferred tax assets	—	—

Movement of valuation allowance:

	For the Year Ended June 30, 2026	For the Year Ended June 30, 2025
At the beginning of the year	$—	$—
Current addition	43,848	—
At the end of the year	$43,848	$—

As of June 30, 2026, the Group’s net operating loss carryforwards available to offset future taxable income consisted of $0.3 million attributable to the Group’s subsidiary incorporated in Singapore, which can be carried forward indefinitely, subject to the shareholding test under the Singapore Income Tax Act 1947.

A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. In making this determination, the Group evaluates a variety of positive and negative factors, including operating history, accumulated deficit, the existence of taxable temporary differences, and reversal periods.

As of June 30, 2026, deferred tax assets primarily arise from net operating loss carryforwards of the Singapore subsidiary. The Singapore subsidiary had no operating history prior to fiscal year 2026 and generated no revenue during the year. The Group’s Hong Kong subsidiaries derive charter hire income from the operation of ships that is not chargeable to Hong Kong profits tax; accordingly, no deferred tax assets or liabilities arise from their operations. In the absence of sufficient objectively verifiable positive evidence of future taxable income in Singapore, and given the cumulative losses and start-up stage of the Singapore subsidiary, management concluded that it is more likely than not that the deferred tax assets arising from net operating loss carryforwards will not be realized. Accordingly, a full valuation allowance of $43,848 has been recorded against the deferred tax asset arising from the Singapore subsidiary’s net operating loss carryforwards as of June 30, 2026. No deferred tax assets or valuation allowance were recognized as of June 30, 2025.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 13 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated in the Cayman Islands on July 4, 2023 as a holding company. On January 26, 2026, the Company’s shareholders approved, among other things, an increase in the Company’s authorized share capital to $100,000, the adoption of a dual-class share structure comprising Class A Ordinary Shares and Class B Ordinary Shares, the re-designation of the issued ordinary shares held by Eascor Holding Limited and Beverly Holding Limited, entities wholly owned by the Company’s Chief Executive Officer, as 206,598 Class B Ordinary Shares and of the remaining issued ordinary shares as Class A Ordinary Shares, and the adoption of the second amended and restated memorandum and articles of association. On June 5, 2026, at a meeting of the holders of Class A Ordinary Shares and an extraordinary general meeting, the shareholders approved an increase in the Company’s authorized share capital to $250,000,000, an increase in the voting rights of each Class B Ordinary Share from 30 votes to 100 votes, the adoption of the third amended and restated memorandum and articles of association, and the authorization of the board of directors to effect one or more further consolidations of the Class A Ordinary Shares at a ratio of not less than 1-for-2 and not more than 1-for-1,000 within five years.

On April 2, 2026, the Company effected a 25-for-1 share consolidation of its ordinary shares, and on September 17, 2026, the Company effected a further 25-for-1 consolidation of its Class A Ordinary Shares. The Class B Ordinary Shares were not affected by the September 2026 consolidation. Fractional entitlements resulting from the consolidations were rounded up to the next whole share. As both consolidations became effective before the issuance of these combined and consolidated financial statements, they have been accounted for on a retroactive basis pursuant to ASC 260, and all share and per share data for all periods presented have been retroactively adjusted.

As of June 30, 2026, after giving retroactive effect to the share consolidations, the Company’s authorized share capital consisted of 3,200,000,000 Class A Ordinary Shares with a par value of $0.0625 each and 20,000,000,000 Class B Ordinary Shares with a par value of $0.0025 each. As of June 30, 2026 and 2025, 57,510 and 34,416 Class A Ordinary Shares, respectively, and 206,598 Class B Ordinary Shares were issued and outstanding.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights, including dividend and liquidation rights, except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 100 votes on all matters submitted to a vote of shareholders. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder, while Class A Ordinary Shares are not convertible into shares of any other class.

Recapitalization

By April 15, 2024, the Company effectuated a series of share recapitalizations (the “Recapitalization”). As a result of the Recapitalization, the Company had nominal issuance of ordinary shares to the existing ordinary shareholders, after which the Company had an aggregate of 238,334 ordinary shares issued and outstanding, comprising 31,736 Class A Ordinary Shares and 206,598 Class B Ordinary Shares (25,000,001 ordinary shares prior to the share consolidations effected in April and September 2026). The Company believes that the Recapitalization should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 13 — SHAREHOLDERS’ EQUITY (cont.)

Private Placements

On August 20, 2025, the Company entered into an Ordinary Share Purchase Agreement with White Lion Capital LLC, a Nevada limited liability company (the “White Lion Capital”). Pursuant to the Purchase Agreement, White Lion Capital is committed to purchase the Company’s Class A ordinary shares, par value $0.0625 per share, with an aggregate gross purchase price of up to $10,000,000 from time to time during the period commencing on August 20, 2025 and ending on the earlier of (i) the date on which White Lion Capital shall have purchased an aggregate number of the Company’s Class A ordinary shares equal to the Commitment Amount or (ii) the later of the 18 month anniversary of the Execution Date or the first closing. The Commitment Amount may be increased up to $30,000,000 upon the mutual written consent of White Lion Capital and the Company. On December 1, 2025, the Company issued 640 Class A Ordinary Shares (with 80 commitment shares) of the Company at a price of $293.75 per share for net proceeds of $144,427. On December 15, 2025, the Company issued 560 Class A Ordinary Shares of the Company at a price of $133.75 per share for net proceeds of $74,827. On February 3, 2026, the Company issued 160 Class A Ordinary Shares of the Company at a price of $110.25 per share for net proceeds of $17,052. On April 13, 2026, the Company issued 800 Class A Ordinary Shares of the Company at a price of $50.25 per share for net proceeds of $40,127. On April 14, 2026, the Company issued 800 Class A Ordinary Shares of the Company at a price of $46.50 per share for net proceeds of $37,127. On April 15, 2026, the Company issued 1,400 Class A Ordinary Shares of the Company at a price of $40.50 per share for net proceeds of $56,627. On April 16, 2026, the Company issued 800 Class A Ordinary Shares of the Company at a price of $36.25 per share for net proceeds of $28,927. On April 17, 2026, the Company issued 800 Class A Ordinary Shares of the Company at a price of $41.75 per share for net proceeds of $33,327. In connection with the foregoing issuances, the Company incurred offering costs of $27,196, which were charged against additional paid-in capital, resulting in total net proceeds of $405,245. Subsequent to June 30, 2026, on September 14, 2026, the Company issued 31,040 Class A Ordinary Shares to White Lion Capital at a price of $10.48 per share for net proceeds of $325,144.

Issuance for convertible notes

On September 4, 2025, Intercont entered into a Securities Purchase Agreement (the “Streeterville Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (“Streeterville Capital”), pursuant to which Streeterville Capital agreed to purchase from Intercont one or more pre-paid purchases (each a “Pre-Paid Purchase” and together the “Pre-Paid Purchases”) in the aggregate purchase amount of up to $10,000,000.00 (the “Streeterville Commitment Amount”) for the purchase of Intercont’s Class A Ordinary Shares (the “Purchase Shares”). At the closing of the Streeterville Purchase Agreement (the “Closing”) on September 9, 2025, Intercont issued 137 Ordinary Shares to Streeterville Capital as a commitment fee (the “Streeterville Commitment Shares” and together with the White Lion Commitment Shares, the “Commitment Shares”) and 4,088 Ordinary Shares to be used as pre-delivery shares (the “Streeterville Pre-Delivery Shares”). The Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $2,175,000, before deducting an original issue discount (the “OID”) of $160,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The Company received net proceeds of $2,000,000 on September 10, 2025. The Purchase Agreement provides for a second Pre-Paid Purchase in the principal amount of $540,000, before deducting an original issue discount (the “OID”) of $40,000. The Company received net proceeds of $500,000 on January 12, 2026.

On April 30, 2026, Intercont entered into a Payoff Acknowledgment and Termination Agreement with Streeterville Capital to terminate the Streeterville Purchase Agreement. Intercont paid an aggregate payoff amount of $1,901,394 and recognized loss on termination of convertible note of $1,781,591 in the combined and consolidated statements of (loss) income for the year ended June 30, 2026.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 13 — SHAREHOLDERS’ EQUITY (cont.)

Dividends

Dividends declared and paid by the subsidiaries of the Group for the year ended June 30, 2024 are listed below. There was no dividend declaration for the years ended June 30, 2026 and 2025.

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

Warrants

On March 31, 2025, the Company issued 134 warrants to Kingswood Capital Partners, LLC as additional compensation for underwriter services. Each warrant entitles the holder to purchase one Class A Ordinary Share. The warrants are exercisable at any time and from time to time from September 30, 2025 to March 31, 2030 at an exercise price of $5,250.00 per share. Since the warrants are indexed to the Company’s own stock and meet all other conditions for equity classification, the Company classified the warrants in stockholders’ equity as part of additional paid-in capital, and no subsequent re-measurement is required. During the year ended June 30, 2026, no warrants were exercised. As of June 30, 2026, all 134 warrants issued were outstanding and exercisable. The fair value of the warrants as of March 31, 2025 was $386,644, measured using the Black-Scholes option pricing model with the following key assumptions:

As of March 31, 2025
Expected term	5 years
Expected average volatility	121.1%
Expected dividend yield	0%
Risk-free interest rate	3.89%

A summary of warrants activity was as follows:

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life	Expiration dates
Balance of warrants outstanding as of June 30, 2024	-	-	-	-
- March 2025 Warrants	134	5,250.00	5 years	March 31, 2030
Balance of warrants outstanding as of June 30, 2025	134	5,250.00	4.75 years
Granted	-	-	-
Balance outstanding and exercisable as of June 30, 2026	134	5,250.00	3.75 years

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 14 — COMMITMENTS AND CONTINGENCIES

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

As of June 30, 2026 and 2025, the Group did not have any significant capital or other commitments, long-term obligations or guarantees, other than the lease commitments disclosed in Note 8 and the long-term loan disclosed in Note 9.

Note 15 — SUBSEQUENT EVENTS

On May 12, 2026, our Board of Directors approved the issuance of 650,000 Class B Ordinary Shares to Beverly Holding Limited, a company wholly owned and controlled by Ms. Muchun Zhu, our Chief Executive Officer and Chairwoman, at a subscription price of US$3.00 per share, based on the market share price, for an aggregate subscription amount of US$1.95 million. On June 4, 2026, the Company entered into a subscription agreement with Beverly Holding Limited providing for the issuance of 650,000 Class B Ordinary Shares at US$3.00 per share, for an aggregate subscription amount of US$1.95 million, with the subscription required to be completed within six months following the date of the agreement, and the transaction was publicly announced by the Company by press release and by filing a Current Report on Form 6-K.

From July 13, 2026 to July 17, 2026, the Company received the first installment of US$650,000 of the subscription price. In August 2026, the composition of our Board of Directors changed, as three of our independent directors resigned for personal reasons and three new independent directors were appointed, and our Audit Committee was accordingly reconstituted. Because the members of the Audit Committee that had approved the June 2026 subscription were no longer serving, and in order to address the risk of dilution of Ms. Zhu’s voting power that could arise from potential future financings, our Board of Directors submitted the subscription that remained outstanding to the newly constituted Audit Committee for further deliberation. Following its review and after considering the advice of external legal counsel, our Board of Directors determined to terminate the June 2026 subscription agreement. Acting for the purposes of maintaining the independence of the approval process, our then-incumbent Audit Committee separately reviewed and approved the proposed subscription and the execution of the related subscription agreement. Pursuant to Article 6 of our Second Amended and Restated Memorandum and Articles of Association, our Board of Directors may determine the issuance of shares within the authorized share capital of the Company without further shareholder approval, and accordingly the subscription was not required to be approved by our shareholders, the new subscription agreement was reviewed and approved directly by the Audit Committee, with the subscription price revised to US$0.40 per share, which was determined by reference to the market price of our Class A Ordinary Shares prevailing at that time. The market price of our Class A Ordinary Shares had declined significantly following the changes in the composition of our Board of Directors, with the effect that the US$3.00 per share price under the June 2026 subscription agreement no longer reflected the market environment; the revised subscription price was not determined by reference to our book value, our net asset value or any independent valuation.

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 15 — SUBSEQUENT EVENTS (cont.)

On September 7, 2026, the Company and Beverly Holding Limited entered into a new subscription agreement providing for the issuance of 1,625,000 Class B Ordinary Shares at a subscription price of US$0.40 per share, for an aggregate subscription amount of US$650,000, with the subscription required to be completed within three months following the date of the agreement, and the transaction was publicly announced by the Company by filing a Current Report on Form 6-K. On September 10, 2026, the parties executed a formal termination agreement terminating the June 4, 2026 subscription agreement, which was also publicly announced by the Company by filing a Current Report on Form 6-K, and no Class B Ordinary Shares were issued thereunder. On September 25, 2026, Beverly Holding Limited completed its subscription and the Company issued the 1,625,000 Class B Ordinary Shares, Ms. Zhu filed a Current Report on Form 4 with the SEC reporting the resulting change in her beneficial ownership, and on September 30, 2026, Ms. Zhu filed a Schedule 13D with the SEC.

The Class B Ordinary Shares are identical in all respects to the Class A Ordinary Shares except as to voting rights and conversion rights: each Class B Ordinary Share carries 100 votes, each Class A Ordinary Share carries one vote, and each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share, while the Class A Ordinary Shares are not convertible into any other class. The Class B Ordinary Shares and the Class A Ordinary Shares have the same dividend and liquidation rights. As a result of the issuance of the 1,625,000 Class B Ordinary Shares on September 25, 2026, the voting power of the holders of our Class A Ordinary Shares was further diluted, and Ms. Zhu, who holds all of our outstanding Class B Ordinary Shares through Beverly Holding Limited and Eascor Holding Limited, controlled approximately 91.8% of our total voting power as of the date of this annual report.

On July 6, 2026, Intercont entered into securities purchase agreements with certain investors, pursuant to which Intercont agreed to sell, and the investors agreed to purchase, an aggregate 320,000 units (each a “Unit”) for aggregate gross proceeds of approximately $6.32 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. Each Unit consists of one Class A Ordinary Share and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units is $19.75 per Unit. Each of the Warrants will have an exercise price of $21.725 per Class A Ordinary Share and will be exercisable beginning on the date of the issuance and expire six months from the date of issuance. A holder of the Warrants may also effect an exercise at a zero exercise price (the “zero exercise price option”) at any time while the Warrants are outstanding. Two (2) Class A Ordinary Shares are issuable under each Warrant in such zero exercise price option pursuant to any given notice of exercise electing to effect a zero exercise price option. The Warrants entitle the holders to receive, via the zero exercise price option, up to 640,000 Class A Ordinary Shares. Each Warrant is indexed to, and is required to be settled by the issuance of, a fixed number of our own Class A Ordinary Shares, and does not require the Company to settle in cash or in any other asset. Accordingly, in accordance with ASC 815-40, Derivatives and Hedging, the Warrants were classified as equity instruments rather than as derivative liabilities upon issuance, were recorded within shareholders’ equity as part of additional paid-in capital, and are not subject to subsequent remeasurement through profit or loss. The offering was closed on July 8, 2026. Subsequent to the closing of the offering, holders exercised all 320,000 Warrants under the zero exercise price option and the Company issued an aggregate of 640,000 Class A Ordinary Shares by August 5, 2026. No cash proceeds were received upon such exercises.

On August 14, 2026, the Company filed a shelf registration statement on Form F-3 covering the potential offer and sale, from time to time, of up to $200,000,000 in aggregate of Class A Ordinary Shares, debt securities, warrants, rights and units. The registration statement was declared effective by the SEC on September 10, 2026.

On September 5, 2026, the Board of Directors approved the implementation of a reverse share split of the Class A Ordinary Shares at a ratio of 25-for-1, and on September 14, 2026, the Company announced that the consolidation would become effective as of September 17, 2026 (the “Effective Time”) in order to regain compliance with the minimum $1.00 bid price requirement of the Nasdaq Capital Market Listing Rules. Effective as of the Effective Time, every 25 issued and outstanding Class A Ordinary Shares were combined into one issued and outstanding Class A Ordinary Share, without any action required on the part of the shareholders. As a result, the number of authorized Class A Ordinary Shares was reduced from 80,000,000,000 to 3,200,000,000, the par value of each Class A Ordinary Share was increased from $0.0025 to $0.0625, and the number of issued and outstanding Class A Ordinary Shares was reduced from 31,301,288 to 1,252,052 and an additional 34,874 Class A Ordinary Shares were subsequently issued as a result of the rounding up of fractional shares in connection with the September 2026 Share Consolidation. The authorized Class B Ordinary Shares were not affected by the consolidation. No fractional Class A Ordinary Shares were issued in connection with the consolidation and any fractional shares resulting from the consolidation were rounded up at the beneficial holder level. The consolidation has been retroactively reflected in these combined and consolidated financial statements (see Note 13).

INTERCONT (CAYMAN) LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars — except for share data)

Note 15 — SUBSEQUENT EVENTS (cont.)

On September 9, 2026, the Board of Directors approved the Intercont (Cayman) Limited 2026 Stock Incentive Plan (the “2026 Plan”). The 2026 Plan provides for the grant of options and the issuance of Class A Ordinary Shares to employees, directors and consultants. The maximum number of Class A Ordinary Shares that may be issued under the 2026 Plan is 203,502 Class A Ordinary Shares (or 5,087,548 Class A Ordinary Shares prior to the September 2026 Share Consolidation), subject to proportionate adjustment for share consolidations and similar transactions. On September 11, 2026, the Company filed a registration statement on Form S-8 with the SEC to register the Class A Ordinary Shares issuable under the 2026 Plan. On September 14 and September 16, 2026, the Company issued an aggregate of 203,502 Class A Ordinary Shares (or 5,087,548 Class A Ordinary Shares prior to the September 2026 Share Consolidation) to four grantees under the 2026 Plan, representing all of the Class A Ordinary Shares authorized for issuance thereunder.

On October 11, 2026, the Board of Directors received a letter of resignation from Ms. Qingyuan Wang, pursuant to which Ms. Wang resigned as our Chief Financial Officer and as a director of the Company, effective immediately. Ms. Wang’s resignation did not result from any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. To maintain the continuity of the preparation of our annual report on Form 20-F, the progression of our annual audit and our related capital markets activities, the Board of Directors appointed Ms. Muchun Zhu, our Chief Executive Officer and Chairwoman, as Interim Chief Financial Officer of the Company effective October 16, 2026, and determined that this arrangement is a transitional measure intended to address an unexpected vacancy. The Company has commenced a search for a permanent Chief Financial Officer through headhunting firms and other professional channels, and is seeking candidates with substantial experience in applying U.S. GAAP and the ability to meet the Company’s SEC reporting requirements. Ms. Zhu is qualified to serve in this capacity: she obtained a master’s degree in finance and investment from the University of Exeter in 2006, has over ten years of senior management experience in asset management, private equity and investment and financing prior to founding the Company, and is accordingly able to discharge the interim financial oversight and reporting functions of the role and to comply with the requirements of the Sarbanes-Oxley Act of 2002 applicable to the Company. Following the changes in the composition of our Board of Directors in August 2026, our Audit Committee consists of Chan Kelvin Zhi Hong, Lee Chee Wai and Wong Khai Meng, each an independent director, with Mr. Wong Khai Meng as chair, and our Board of Directors has determined that Mr. Chan qualifies as an “audit committee financial expert” as defined by the applicable rules of the SEC.

Because Ms. Zhu serves concurrently as our Chief Executive Officer, Chairwoman and Interim Chief Financial Officer, and holds through Beverly Holding Limited and Eascor Holding Limited all of our outstanding Class B Ordinary Shares, which carry 100 votes per share and represented approximately 91.8% of our total voting power as of the date of this annual report, the concentration of our management, financial reporting and decision-making functions in a single individual creates a risk to the effectiveness of our internal control over financial reporting. During the interim period, the Company has implemented the following compensating controls: (i) all complex accounting estimates, significant judgments, such as asset impairment testing, changes in accounting policies and the final approval of our financial statements are submitted to, and independently reviewed and approved by, our Audit Committee, which is composed entirely of independent directors; (ii) strict segregation of duties is maintained, with underlying bookkeeping, voucher review and online banking operations performed by different senior finance managers and segregated, both physically and by system access, from the final approval authority of the Interim Chief Financial Officer, in order to mitigate the risk of management override of controls; and (iii) the Company has engaged an external financial compliance consultancy to assist its internal finance team with complex U.S. GAAP conversions, note disclosure and equity instrument accounting, providing an additional layer of review. Potential conflicts of interest arising from our controlling shareholder holding these senior management positions are addressed under our Code of Business Conduct and Ethics: any related party transaction in which Ms. Zhu has a material interest must be fully disclosed to the Board of Directors, and she must abstain from and be recused from any deliberation or voting on such transaction, and all material related party transactions must be reviewed and approved in advance by the fully independent Audit Committee in order to ensure that the terms of the transaction are fair and reasonable and protective of the interests of all of our shareholders.

On October 21, 2026, the Company entered into securities purchase agreements with investors, pursuant to which the Company agreed to sell, and the investors agreed to purchase, an aggregate of 15,000,000 Class A Ordinary Shares at a purchase price of US$1.30 per share, for aggregate gross proceeds of approximately US$19.5 million, or approximately US$19.43 million net of estimated offering expenses payable by the Company. The offering was conducted directly with the investors without a placement agent or underwriter. The Class A Ordinary Shares are delivered on October 27, 2026. The Company intends to use the net proceeds for working capital and other general corporate purposes.